3/29

Follow-Up Materials

06012045

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Oil Sands Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 3 0 2006
THOMSON FINANCIAL

FILE NO. 82- 5169 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/29/06

Canadian Oil Sands

RECEIVED
2006 MAR 29 P 3:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust files its year end oil and gas disclosure and related continuous disclosure documents

Calgary, March 21, 2006 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") today filed with Canadian securities authorities the Trust's Annual Information Form for the year ended December 31, 2005, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. The reserves report shows no significant revisions from prior disclosure. The Trust also filed its audited consolidated annual financial statements and related disclosure documents. Copies of these filed documents may be obtained through www.sedar.com, The Trust's website at www.cos-trust.com, or by emailing the Trust at investor_relations@cos-trust.com.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 92.8 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Computershare

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Phillippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

March 22, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Canadian Oil Sands Trust (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 21, 2006, to the registered holders of Trust Units of the Corporation and to the non registered holders whose names appear on the Trust's Supplemental Mailing List as defined in the National Instrument 54-101 regarding shareholder communications:

1. 2005 Annual Report
2. Notice of Meeting/Proxy Circular
3. Form of Proxy
4. Supplemental Mail Card
5. Postage-Paid Proxy Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 21, 2006 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Lori Ross
Assistant Trust Officer
Corporate Trust Department

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

CANADIAN OIL SANDS TRUST

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2005

March 15, 2006

TABLE OF CONTENTS

GLOSSARY

"Alberta Crown Agreement" means the agreement between the Province of Alberta and the Syncrude Participants providing for payments to the Province of Alberta of the Crown Royalty in lieu of Crown Royalties;

"AENV" means Alberta Environment;

"AEPEA" means Alberta Environmental Protection and Enhancement Act;

"AEUB" means Alberta Energy Utilities Board, the successor to the ERCB;

"AOSII" means Athabasca Oil Sands Investments Inc.;

"AOST" means Athabasca Oil Sands Trust;

"bitumen" in its raw state, is a black oil; it is a naturally occurring viscous tar-like mixture, mainly containing hydrocarbons heavier than pentane, which is not recoverable at a commercial rate in its naturally occurring viscous state through a well without using enhanced recovery methods; when extracted, bitumen can be upgraded into crude oil and other petroleum products;

"bucketwheel reclaimer" means a very large machine that scoops up mined oil sand and places it on conveyors;

"CRA" means Canada Revenue Agency;

"CO" means carbon monoxide;

"CO_2" means carbon dioxide;

"Canadian Oil Sands", "us" or "we" mean collectively the Trust, the Corporation and all subsidiaries of the Trust;

"capacity" means maximum output that can be achieved from a facility in ideal operating conditions in accordance with engineering design specifications;

"coker" means vessels in which bitumen is cracked into light fractions and coke is withdrawn to start the conversion process of bitumen to upgraded crude oil;

"Corporation" means Canadian Oil Sands Limited, the continuing corporation resulting from the amalgamation of AOSII, COSII and COSL on January 1, 2003;

"COSII" means Canadian Oil Sands Investments Inc.;

"COSL" means Canadian Oil Sands Limited, prior to the amalgamation with AOSII and COSII;

"COST" means the former Canadian Oil Sands Trust, which was merged with the Trust;

"conventional crude oil" means crude oil produced through wells by standard industry recovery methods for the production of crude oil;

"cracking" means a process which breaks large, complex hydrocarbon molecules into smaller, simpler compounds by means of heat (as in the case of a coker) or by means of catalytic hydrogen addition (as in the case of the LC Finer);

"Crown Royalty" or "Crown Royalties" means the payments to be made to the Province of Alberta pursuant to the Alberta Crown Agreement or under the generic crown royalty scheme;

"crude oil" means unrefined liquid hydrocarbons, excluding natural gas liquids;

"double roll crusher" means a large unit which crushes the oil sand and deposits the crushed oil sand on to a conveyor;

"dragline" means a large machine which digs oil sand from the mine pit and places it into elongated piles (windrows);

"ERCB" means the Energy Resources Conservation Board of Alberta, a governmental body that oversaw the exploration and development of natural resources in Alberta, now succeeded by the AEUB;

"EnCana" means EnCana Corporation, formerly PanCanadian Energy Corporation;

"extraction" means the process of separating the bitumen from the oil sand;

"fines (fine tailings)" means essentially, muddy water, which is about 85 per cent water and 15 per cent fine clay particles by volume that is produced as a result of extraction of bitumen from oil sand;

"joint venture" means an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity;

"LP" means Canadian Oil Sands Limited Partnership;

"MD&A" means our management's discussion and analysis for the year ended December 31, 2005;

"Manager" means, prior to January 1, 2003, AOSII and COSII and, on and after January 1, 2003, the Corporation;

"naphtha" means a light fraction of crude oil used to make gasoline;

"oil sand(s)" is comprised of sand, bitumen, mineral rich clays and water;

"overburden" means material overlying oil sand that must be removed before mining; consists of muskeg, glacial deposits and sand;

"residuum" means the fraction of bitumen that remains after the light ends have been distilled;

"SSB" means Syncrude Sweet Blend™;

"SSP" means Syncrude Sweet Premium™;

"synbit" is a blend of bitumen and synthetic crude oil;

"Syncrude" means, collectively, the Syncrude Joint Venture and the Syncrude Project;

"Syncrude Joint Venture" means the joint venture formed by the Syncrude Participants for the purpose of exploiting the Athabasca oil sands, which includes the Syncrude Plant and leases acquired or developed in connection therewith;

"Syncrude Participants" means Canadian Oil Sands Limited Partnership (5 per cent), the Corporation (31.74 per cent), ConocoPhillips Oilsands Partnership II (9.03 per cent), Imperial Oil Resources (25 per cent), Mocal Energy Limited (5 per cent), Murphy Oil Company Ltd. (5 per cent), Nexen Oil Sands Partnership (7.23 per cent) and Petro-Canada Oil and Gas (12 per cent), the corporations or partnerships that own the undivided interests in the Syncrude Project and their respective successors and assigns in interest from time to time;

"Syncrude Plant" means the plant and facilities owned by the Syncrude Participants and operated by Syncrude Canada Ltd. located at Mildred Lake, approximately 40 kilometres north of Fort McMurray, Alberta, where upgrading of bitumen occurs;

"Syncrude Project" means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom originally approved in Approval No. 1920 of the ERCB and currently approved in Approval Nos. 8573 and 8250, as issued by the AEUB (as successor of the ERCB), as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, (c) the oil sands leases and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes;

"Trust" means Canadian Oil Sands Trust, which prior to the merger with COST, was known as Athabasca Oil Sands Trust;

"trust royalty" means the net royalty paid by the Manager on the production of synthetic crude oil and associated products, attributable to each Manager's respective working interest in Syncrude;

"Unitholders" means the holders of the units of the Trust; and

"upgrading" means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydroprocessing).

UNITS

API	a measure of specific gravity
bbl	barrel
bbls/d	barrels per day
C	Celsius
gj or GJ	gigajoule
MW	mega watt

NOTE: Unless otherwise specified:

1) **all information is as at December 31, 2005; and**
2) **all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.**

NON-GAAP FINANCIAL MEASURES

In our MD&A and this Annual Information Form ("AIF"), we refer to net income before unrealized foreign exchange and future income taxes. This is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations and free cash flow on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In the opinion of the Corporation's management, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. As a result, net income before unrealized foreign exchange and future income taxes, funds from operations and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

FORWARD-LOOKING INFORMATION ADVISORY

In the interest of providing Canadian Oil Sands (or "we" or "us") Unitholders and potential investors with information regarding Canadian Oil Sands, including the Corporation's assessment of Canadian Oil Sands' future plans and operations, certain statements throughout this AIF contain "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "expect", "believe", "plan", "intend" or similar words suggesting future outcomes, or statements regarding an outlook with respect to: the expected level of production and operating costs at Syncrude for 2006 and beyond, and the resulting oil production per day for Canadian Oil Sands; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on Canadian Oil Sands' funds from operations and net income; the aggregate capital cost of the Stage 3 expansion and the completion date and start-up date for such expansion; the amount of reserves recoverable and the time frame to recover such reserves; the impact of the Kyoto Protocol on Canadian Oil Sands; the estimate of reserves and resources; and the anticipated maintenance work at Syncrude and the impact such maintenance will have on Canadian Oil Sands' financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although Canadian Oil Sands believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: volatility of crude oil and natural gas prices, product supply and demand, market competition, Canadian Oil Sands' ability to either generate sufficient cash flow from operations to meet its current and future obligations or obtain external sources of debt and equity capital, changes in environmental and other regulations, general economic, business and market conditions, and such other risks and uncertainties described from time to time in our MD&A, and in the reports and filings made with securities regulatory authorities by Canadian Oil Sands as well as those assumptions outlined in Canadian Oil Sands' guidance document being correct. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this AIF are made as of the date of this AIF, and Canadian Oil Sands does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

THE TRUST AND ITS STRUCTURE

Name, Address and Formation

The Trust is an open-ended investment trust formed in October 1995 under the laws of the Province of Alberta pursuant to an amended and restated trust indenture created upon the merger of the Athabasca Oil Sands Trust ("AOST") and the former Canadian Oil Sands Trust ("COST"). On July 5, 2001, AOST acquired all the assets of COST and assumed all the liabilities of COST in exchange for AOST units equal to the number of COST units issued and outstanding as of such date. AOST then changed its name to Canadian Oil Sands Trust. The trust indenture was further amended and restated on June 1, 2005 to reflect the adoption of amendments passed at the 2003 and 2005 Unitholders' meetings. The trust indenture was further amended and restated effective December 20, 2005 to allow for a change in how distributions were paid. In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable in the financial statements at each quarter end even though they were not declared as at that date. Commencing in the fourth quarter of 2005 distributions are recorded in the quarter declared and paid. The change in recording Unitholder distributions has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments, nor does it impact Canadian Oil Sands' net income or funds from operations. Distributions are paid to Unitholders on the last business day of February, May, August and November. The current trustee of the Trust is Computershare Trust Company of Canada (the "Trustee").

The registered and head office of the Trust is located at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following table provides the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries and partnership as at March 15, 2006.

	Percentage of Voting Securities (directly or indirectly)	Jurisdiction of Incorporation/ Formation
Canadian Oil Sands Limited (the "Corporation")[(1)(2)]	100%	Alberta
Canadian Oil Sands Limited Partnership ("LP")[(1)]	75%	Alberta

Notes:

(1) Total assets and total revenues of this entity constituted more than 10 per cent of the consolidated assets and consolidated revenues of the Trust at December 31, 2005.

(2) Holds a direct 31.74 per cent working interest in Syncrude and a beneficial 3.75 per cent working interest in Syncrude through its holding of general and limited partnership units of Canadian Oil Sands Limited Partnership.

GENERAL DEVELOPMENT OF THE BUSINESS

Summary

We are the largest energy trust in Canada, based on market capitalization as at March 15, 2006 of approximately $15 billion, and the only public investment vehicle that provides a non-diversified ownership in Syncrude, the largest open pit oil sands project in the world. Syncrude is located near Fort McMurray, Alberta, Canada and operates large oil sands mines, bitumen extraction plants, an upgrading complex that processes bitumen into a light sweet crude oil and electrical power utility plants. The Syncrude operation is comprised of four major operating areas: mining, extraction, upgrading and utilities. Syncrude's principal product is a high quality, light, sweet synthetic crude oil blend, referred to as "Syncrude Sweet Blend™" ("SSB"), which has an average gravity of about 32° API and low sulphur content of less than 0.2 per cent. The Trust's business is its indirect ownership of Syncrude and the marketing and sales of SSB derived from such ownership.

On July 5, 2001, the Trust was created by the merger of AOST and COST, which trusts held an 11.74 per cent and 10 per cent working interest, respectively, in Syncrude. Following the merger, the Trust's indirect 21.74 per cent working interest in Syncrude was administered by PanCanadian Petroleum Limited (now EnCana) pursuant to an administrative services agreement. In August 2001, Canadian Oil Sands hired Mr. Marcel Coutu as President and Chief Executive Officer to oversee the Trust's working interests and assume a more active management role in relation to the Trust's assets. This internalization of management continued, when in the fall of 2002, the Corporation terminated the administrative services agreement with EnCana and hired its own staff.

In 2003, Canadian Oil Sands acquired an additional 13.75 per cent working interest in Syncrude from EnCana for a total consideration of approximately $1.5 billion, which acquisition was financed through a combination of debt and equity issuances. Due to the tax considerations of the vendor, we acquired the additional interest in a manner which created a more complex organizational structure. In 2004, the Corporation obtained a tax ruling from the CRA which enabled the Corporation to consolidate three royalties into one royalty. On December 31, 2004, the Trust and its subsidiaries undertook a reorganization which simplified the corporate structure and enabled all of its working interests in Syncrude to be consolidated under the Corporation.

The Corporation is responsible for the management of the Trust. Specific responsibilities are: (i) to devise, manage and execute a long term strategy aimed at optimizing Unitholders' value in the Trust; (ii) to ensure compliance by the Trust with continuous disclosure obligations under all applicable securities legislation; (iii) to provide investor relations services; (iv) to provide, or cause to be provided to Unitholders, all information to which Unitholders are entitled under the amended and restated trust indenture; (v) to call, hold and distribute material including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (vi) to determine the amounts payable from time to time to Unitholders and to arrange for distribution to Unitholders of distributable income; and (vii) to determine the timing and terms of future offerings of Units, if any.

Canadian Oil Sands is responsible for financing its share of Syncrude's operations, maintenance, expansions, and its own administrative costs. Sources of financing include funds from operations, generated from the sale of our SSB production and, as required, debt and equity financing. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. In the opinion of the Corporation's management, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures. Free cash flow, which is calculated as funds from operations less capital expenditures and mining reclamation trust contributions, is a key indicator of the Trust's ability to repay debt and pay distributions. The Trust makes distributions to its Unitholders after it receives trust royalties, debt and interest payments from its subsidiaries and pays its expenses, including funding for the Corporation's operations.

The Syncrude Joint Venture is owned as various undivided interests by the Syncrude Participants and has produced synthetic crude oil for 27 years. The assets of the Syncrude Joint Venture are operated and managed by Syncrude Canada Ltd., which is owned by the Syncrude Participants in the same proportions as their interest in the Syncrude Joint Venture. Syncrude Canada Ltd. is a single purpose company with no significant tangible or capital assets with the exception of its workforce and retirement plan assets. The Syncrude Management Committee governs the Syncrude Joint Venture and each Participant nominates a representative to the committee, which is charged with setting the strategic direction for and making decisions regarding the operation of the Syncrude Joint Venture. Our President and Chief Executive Officer is the Chairman of the Syncrude Management Committee. He is also Chairman of the Board of Directors of Syncrude Canada Ltd. and chairs the CEO Committee of the Board of Syncrude Canada Ltd. Our Chief Financial Officer is the Chairman of the Audit and Pension Committee of the Board of Syncrude Canada Ltd. as well as the Chair of the Business Controls project at Syncrude. None of the representatives of the Syncrude Joint Venture Participants on the Board and committees of Syncrude Canada Ltd. receive compensation as directors of that corporation. Each Participant receives its share of production *in kind* and is responsible for the subsequent marketing of such share of the production. Syncrude commenced production in 1978 and has, through capital investment and technological and efficiency improvements, increased annual production. Syncrude produced 78 million barrels with a coker turnaround in 2005 and 87 million barrels in 2004 when there was no coker turnaround from 18 million barrels in 1979 and 3.6 million barrels in 1978, which was a partial operating year. While production was down in 2005 relative to 2004, a large part of this lower production resulted from the expanded planned turnaround of Coker 8-2 and associated units.

Production volumes reflect the capacity of the Syncrude facility and the reliability of its operations. Our proved plus probable reserve life index, estimated at over 35 years, provides a secure, reliable source of bitumen for the production of SSB. However, the process of mining, extracting and upgrading bitumen is a highly technical and complex manufacturing operation that requires regular maintenance of the various operating units, which can affect sales volumes and consequently revenues. Sales volumes have a significant impact on per barrel operating costs as a large proportion of the costs are fixed and, if the plant is not operating, repair costs typically are being incurred. One of the most significant production cost inputs is natural gas. Therefore, operating costs are also sensitive to changes in natural gas prices and usage.

Canadian Oil Sands' funds from operations are highly dependent on the net selling price received for our SSB product, sales volumes, and the operating costs of producing SSB. Through our agent, EnCana, we market our share of Syncrude volumes to refineries in Canada and the U.S. Historically, the price we receive for our SSB product correlates closely to the U.S. West Texas Intermediate ("WTI") oil price, and is also impacted by movements in U.S.-Canadian foreign exchange rates. Crude oil prices can be volatile, reflecting world events and supply and demand fundamentals. During the past three years, WTI daily closing prices have fluctuated from a low of US$25.24 per barrel to a high of US$69.81 per barrel.

In addition to funding sustaining capital expenditures, funds generated from operations are used to repay debt, to pay distributions to our Unitholders and to partially finance our share of Syncrude's expansion projects. Syncrude is currently in the final stage of the largest expansion project in its history, known as Stage 3. The expansion is designed to increase annual Syncrude productive capacity to about

128 million barrels and enhance the product quality of SSB. Stage 3 is scheduled for completion in mid-2006 and the total project cost currently is estimated at \$8.4 billion, or \$3.0 billion net to the Trust. See the discussion below under Syncrude.

In 2005, consistent with our increased focus on the stewardship of our business, we elected not to renew our marketing agreement with EnCana. Commencing in mid-2006, we will instead internalize the marketing function at the Corporation. As the markets are changing with new supply being added, new pipelines, new refineries and refinery re-configurations, and new feedstock choices for refiners, we decided to have a direct hand in influencing that landscape. Establishing our own marketing capability should result in more direct control over our marketing processes, a better understanding of our customers' needs, and enhancement of our connection with rapidly changing market dynamics. We expect these insights will assist us in making better long-term strategic decisions about markets and products, both for our Syncrude product and as we consider further oil sands investments.

Syncrude

Syncrude produces light sweet synthetic crude oil from the Athabasca oil sands deposits by surface mining the oil sands, extracting the bitumen from the sands, upgrading the recovered bitumen into lighter oil fractions, and combining those component fractions into a single product called Syncrude Sweet Blend or SSB™. Syncrude produces a single product type of crude oil, rather than a slate of different heavy, light, sweet and sour crude oils. Bitumen, in its raw state, is a thick, tar-like, black crude oil that requires upgrading in order to make it transportable by pipeline and more useable to refineries across North America.

The Athabasca oil sands deposits are vast and the Syncrude leases contained in such deposits are illustrated in the following lease map. The estimated nine billion SSB barrels of resources that are contained in Syncrude's leases are all considered to be surface mineable, meaning that the layers of oil sands are found beneath a relatively shallow overburden layer. Only approximately 20 per cent of the Athabasca oil sands deposits are considered to be surface mineable with the other 80 per cent having the oil bearing layers too deep to be reached by mining and instead must be exploited using in-situ methods.



L10, 12, 34
Aurora North
L31
Aurora South
L30
L22
SYNCRUDE
North Mine
L17
Base Mine
L29
MINEABLE
ENCANA
WLS
SUNCOR
BADLAND
DEVON
SHELL
SASKATOON ASSETS
CAVALIER
SCOTT

Syncrude and other developers of the Athabasca oil sands have pioneered various technologies to mine the oil sands, extract the bitumen, and upgrade the bitumen into synthetic crude oil. Syncrude engineers and scientists continue to focus on technologies to improve the energy efficiency of the various processes, improve the product quality of the finished product, improve bitumen extraction recovery efficiencies and upgrading yield efficiencies, and lessen the environmental impact of the various steps in the process. Some examples of technological advancement include: low energy extraction, intended to reduce the amount of energy required to recover each barrel of bitumen and to reduce emissions; slurry hydrotransport, a process that uses pumping of an oil sands/water mixture rather than conveying of solids with a view to reducing maintenance and operating costs in the material handling area; and froth pumping, an innovative way of pumping thick tar-like bitumen slurried with water rather than with hydrocarbon-based diluents, once again intended to reduce capital and operating costs.

Syncrude began operations in the late 1970s at the Mildred Lake site. The initial mining areas were developed adjacent to the main plant facilities which contained the extraction plants, the upgrading plants and the utilities plants used to support the entire operation. As the operation continued over the years, and as plant expansions were introduced, the mining operations moved further away from the base operations site. These early mining areas, located near the main processing plants, are known as the Base Mine and the North Mine. In 2000, Syncrude opened a third mining area – approximately 35 km from the base operating area at Mildred Lake – known as Aurora North. While extraction operations associated with the Base and North mines are located at the Mildred Lake site, the Aurora North mine has its own primary extraction facilities near that mine. In 2003, mining operations were again expanded with the addition of a second mining and extraction train at Aurora North called "Aurora 2".

Like mining, the upgrading facilities have also been expanded over the years. The initial upgrader comprised two fluid cokers which are designed to break down the bitumen into lighter components. These cokers were de-bottlenecked several times over the years and a third primary upgrading unit, known as the LC Finer, was added. The LC Finer uses hydrogen and high pressure to crack the bitumen into lighter fractions. In early 2001, after several years of planning, the Syncrude Participants approved Stage 3, which is the largest expansion in Syncrude's 27 year production history and include both Aurora 2 and an upgrader expansion ("UE-1"). As part of such project, upgrading operations will again be expanded with the addition of a larger, more modern third fluid coker, otherwise similar to the original two fluid cokers. At the end of 2005, construction of UE-1 of Stage 3 was approximately 98 per cent complete. As part of UE-1, the product quality of crude oil produced by Syncrude is to be enhanced to an even lighter, sweeter crude oil known as Syncrude Sweet Premium™ or SSP™.

In 2005, capital expenditures totaled $800 million compared to $942 million in 2004. Stage 3 continued to comprise the majority of expenditures, amounting to about 70 per cent and 74 per cent of the 2005 and 2004 totals, respectively. As at December 31, 2005, the Syncrude Joint Venture had expended approximately $8.1 billion of the total $8.4 billion estimated Stage 3 project cost, which includes $0.7 billion for Aurora 2. Net to Canadian Oil Sands, the total cost for Stage 3 is equivalent to approximately $3.0 billion, with $2.9 billion expended to the end of 2005. Approximately 75 per cent of the units were successfully tested and commissioned by the fourth quarter of 2005 with commissioning and testing of Coker 8-3, the new primary upgrading unit in Stage 3, scheduled for the end of March 2006. It is anticipated that production from Coker 8-3 will commence in the second quarter of 2006. We anticipate that a period of lining out and optimizing the different operating units will be required to ramp up to full productive capacity of 128 million barrels annually, or 45 million barrels net to the Trust. Average calendar day run rates under this productive capacity would be approximately 350,000 barrels per day including the impact of maintenance shutdowns, with higher stream day run rates of over 370,000 barrels per day achievable and required to offset turnarounds. Under our current outlook, we anticipate exiting 2006 at about 90 per cent of design capacity, or about 315,000 barrels per day allowing for the impact of shutdowns.

The Trust also incurred $142 million of capital expenditures in 2005 related to the South West Quadrant Replacement ("SWQR") project compared to $133 million in 2004. The SWQR is designed to replace bitumen production from the dragline and bucket-wheel operations in the southwest quadrant of the Base Mine, which is expected to be exhausted in 2006. The SWQR was essentially completed and started up successfully during 2005.

Syncrude also announced in May of 2003 a sulphur emissions reduction project ("SERP") at a estimated cost of $400 million gross to Syncrude. Following more engineering work, the estimate for SERP increased to $772 million, or approximately $274 million net to the Trust. The 2003 estimate was made prior to the completion of detailed technology feasibility and engineering studies. Those studies are now complete and the project scope is fixed. The emissions reduction project is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting flue gas scrubbing facilities into the operation of Syncrude's two existing CO boilers. Procurement and construction expenditures are scheduled to occur following completion of the Stage 3 expansion and extend into 2009 to tie-in with equipment turnaround schedules. The new coker that is part of UE-1 already includes a sulphur dioxide reduction unit. These measures, along with the SERP, are expected to reduce the total sulphur dioxide emissions by up to 60 per cent from today's approved levels of 250 tonnes per day. Sulphur dioxide emissions are also expected to fall below the new maximum emission levels that will take effect following the completion of the Syncrude emissions reduction project.

We have estimated our share of Syncrude's 2006 capital expenditures to total approximately $303 million, of which approximately $106 million will be directed to the Stage 3 expansion and $48 for SERP. Non-production costs, which consist primarily of development expenditures related to capital programs, are expected to total approximately $66 million for 2006.

Two additional expansion phases to follow Stage 3 also are in the preliminary scoping phase and have not been approved nor has the potential timing and cost of any implementation of such expansions been determined. The "Stage 3 debottleneck" (formerly known as Stage 4) expansion is expected to be principally a debottlenecking of the facilities and is expected to increase productive capacity to about 145 million barrels per year (gross to Syncrude). The Stage 4 (formerly Stage 5) expansion is conceptually another coker and additional mining trains, similar to Stage 3, and could increase productive capacity to approximately 200 million barrels per year (gross to Syncrude). Stage 3 debottleneck expansion has received regulatory approval. Stage 3 debottleneck and Stage 4 are preliminary in nature and have not received Syncrude owner approval.

NARRATIVE DESCRIPTION OF THE BUSINESS

Syncrude is a vast and complex operation. The mines and extraction facilities are among the largest in the world, and the upgrading plants, which could be considered similar in nature to oil refineries, are also among the largest and most complex in the world. As such, a very strong focus on the basics of safety, environmental, operational and business excellence is imperative. We refer to these focus areas collectively as "operational excellence". In order to achieve the goal of operational excellence, Syncrude has identified the following objectives: improve the operational reliability of all of its operations, reduce unit operating costs, increase bitumen and upgrading productive capacity, improve environmental and energy efficiencies, and capture expansion-related economies of scale. On safety performance, Syncrude's track record of excellence is long-standing and compares favourably with some of the world's best mining and energy companies. In 2005, Syncrude achieved a lost-time injury ("LTI") rate of 0.05 per 200,000 workforce hours, including permanent and contract workers, far surpassing Syncrude's previous best year LTI rate of 0.10 set in 2002. Syncrude's LTI rate is now less than 1/50th of the Alberta provincial average of 2.6. Syncrude's safety performance saves it about $0.20 in Workers' Compensation Board rates for every $100 payroll compared to the industry average.

As with nearly all commodity-based mining and manufacturing operations, the key to excellence lies in operational reliability and cost management. Syncrude's goals include reliability and cost performance improvements through the use of structured operating, maintenance, reliability and procurement standards. Over the last few years, Syncrude has struggled with reliability and performance matters at a time when a very complex and large scale construction work was ongoing with the Stage 3 expansion. As completion of Stage 3 is reached, the Syncrude Participants have directed Syncrude Canada Ltd. to focus on ongoing reliability and performance issues. Reliable operational performance is key to achieving lower operating costs.

Maintenance work has a key impact on Syncrude's operations and, consequently, on the revenues that Canadian Oil Sands derives. Maintenance work that occurs during the colder winter season may experience more time delays and operational issues due to the impact of having to work in extremely cold weather conditions.

The Syncrude Operations


PLANT UTILITIES
Steam
Electricity
Nitrogen
Water
Air
Athabasca River Water
Generator
Utility Boiler
CO-Boiler
Precipitator
Stack
Water Treatment
Geological Structure
Base Mine
Dump Pocket
Crusher
Oil Sand
Steam
Tumblers
Geological Structure
Auxiliary Production System
Screens
Geological Structure
North Mine Hydrotransport
Oil Sand Slurry
Primary Separation
Cyclofeeder
Geological Structure
Aurora Mine
Froth
Tailings
Bitumen Froth
Diluent
Off Gases
Inclined Plate Settler
Bitumen
DRU
Centrifuge
Tailings Oil Recovery
Fluid Cokers
Coke Silos
Coke Cells
Refineries and Pipeline Terminals
Treated Naphtha and Gas Oils
Synthetic Crude Oil Storage and Blending
Hydrotreaters
Sulphur
Vacuum Distillation Unit
LC-Finer
Hydrogen Plant
Sulphur Stock Pile
Process Flow
Waste Product
Useable Waste
Southwest Sand Storage
Tailings Settling Basin
Water to Utilities for recycling

Mining

Syncrude currently mines oil sands from three mines: the Base Mine and North Mine, located near the Mildred Lake site, and the Aurora North Mine, located 35 km northeast of the base operations site. The mining and extraction methodologies utilized at Syncrude have evolved over time as technological innovation has been continuously introduced. The initial mining operations were based on the use of very large draglines, bucket-wheel excavators and long conveyor systems. These original systems have, for the most part, been retired as they were found to be relatively costly to operate and maintain. The current mining operations utilize very large shovel excavators and mining haul trucks. This technology, now the standard in the oil sands industry, is known as "truck and shovel" mining. The larger shovels can excavate 100 tonnes of oil sands in a single pass and the larger haul trucks can carry

400 tonnes of material from the mine face to the dumping location. A fleet of 15-20 shovels and 70-80 haul trucks are used in the overburden and oil sand ore mining operations at Syncrude.

The Base Mine began operations in 1978, the North Mine in 1997 and Aurora North in 2000. In 2005, the amount of oil sands recovered from the Aurora North mine grew to represent approximately 51 per cent (48 per cent in 2004) of the total oil sands recovered from all three mines combined. The Aurora North Mine is comprised of Leases 10, 12 and 34. The Aurora North Mine operations use a new generation of larger 400-tonne trucks and larger shovels. It is anticipated that the Aurora North Mine portion of bitumen production will continue to increase over the next several years. As part of the transition away from the Base Mine, two mining systems, each comprised of a dragline, bucketwheel reclaimer and conveyor system were retired in 1999 and 2002 with another scheduled to retire in 2006. After dragline mining is complete, remaining oil sands will be recovered by truck and shovel prior to the Base Mine being decommissioned. In each of the years 2004 and 2005, the Base Mine contributed nine per cent and 10 per cent, respectively, of the total bitumen produced from the Syncrude mines with the North Mine producing 40 per cent in 2005 and 42 per cent in 2004.

It is important to note that mining operations not only deal with oil sands excavation and delivery to extraction operations but also with overburden removal and disposition. Overburden is the sand and clay material found above the oil sand layer in the Athabasca oil sands formations. It must be removed in order to expose the oil sands bearing layers for mining. In 2005, the total volume of overburden mined was approximately equal to the volume of oil sand mined, which ratio was essentially unchanged from 2004. The total productive capacity of the mining operation reached 153 million tonnes of oil sands in 2005. This compares to the 2004 actual production of about 171 million tonnes. During 2005, less material was moved which reflects the lower production of SSB in 2005.

Since its completion in 2005, the SWQR project has added a supplemental mining system at the North Mine, feeding the existing Mildred Lake extraction plant; integrated a third material handling train into the Aurora North mine in addition to the existing two full trains of mining and extraction systems; increased the effective utilization of the two existing Aurora North bitumen production systems by having dual mining supply and tailings disposal systems; and provided additional thermal energy sources at Aurora North by adding a second 80MW gas turbine generator and heat recovery hot water generator.

Extraction

Historically, all extraction activity occurred at the Mildred Lake plant as the ore was mined exclusively at the Base Mine. As part of the transition from the Base Mine to the North Mine and subsequently to the Aurora North Mine, the method of extraction and the location of extraction facilities has changed.

The ore from the Base Mine is delivered to the Mildred Lake extraction facilities by conveyor and is then mixed with steam, hot water and caustic soda to produce a slurry at a temperature of approximately 80°C. This mixing process occurs in large horizontal rotating tumblers that condition the mixture for separation. This slurry is discharged from the tumblers onto vibrating screens to remove large rocks and lumps of clay prior to entering the primary separation vessel, where the floated bitumen is recovered.

At the North Mine, once the ore has left the double roll crusher, it is conveyed to a cyclofeeder where it is mixed with warm water and caustic soda to produce a slurry with a temperature of approximately 50°C. The use of warm water in this process as opposed to hot water at Mildred Lake has led to decreases in energy consumption in this part of the operations. The resulting slurry is screened, and the oversized material is rejected for further crushing and reprocessing. The slurry is further conditioned as it is transported to the Mildred Lake extraction plant via a hydrotransport pipeline where it enters the primary separation vessels.

The extraction process at the Aurora North Mine is similar to the North Mine, with a few exceptions. After the ore is crushed in the double roll crusher, it is conveyed to a mixbox where it is mixed with cooler water to produce a slurry with a temperature of approximately 35°C. Rather than shipping the oil sands slurry to the Mildred Lake extraction plant, the slurry is transported via a hydrotransport pipeline to a primary separation vessel located at the Aurora North Mine (approximately three to five kilometres from the mining area). Here, the sand settles to the bottom of the vessel and is transferred to the Aurora North Mine's tailings pond and the primary froth rises and is recovered. The primary froth is then piped to Mildred Lake for further processing.

At the Mildred Lake extraction plant, the Base Mine slurry and the slurry from the North Mine flow into primary separation vessels and are further treated. The resulting froth is then mixed with the froth from the Aurora North Mine and diluted with naphtha prior to further processing. A final stage of separation removes substantially all of the remaining water and clay fines, leaving a relatively clean bitumen as the feedstock for the upgrader.

The material remaining after the bitumen is extracted from the oil sands consists of water, sand, fine clay particles and some residual hydrocarbons. This material is sent to a tailings settling basin where the solids settle to the bottom and the clarified water is recycled for re-use in the extraction process. The rate at which the fine tailings settle out of the water is extremely slow and is the subject of considerable research and development activity to identify the most cost effective and environmentally acceptable disposal method. A new composite tails technology using the mature fine tailings from the settling basin to create solid, permanent landscapes in mined-out areas became operational at the Mildred Lake site during 2000. The key tailings research and development initiatives proposed for the next few years include optimization of the composite tailings process, reclamation of tailings deposits, managing recycle water chemistry and development of thickened tailings for oil sand application

One of the key performance metrics associated with the extraction operation is known as "recovery". Recovery measures the volume of bitumen recovered from the oil sand as a per cent of the oil that was contained in the oil sand processed in the extraction plants. In 2005, this recovery factor was approximately 89 per cent. The ratio was approximately 87 per cent in 2004. Improvements in extraction recovery ratios year-over-year are the result of continuous improvement initiatives undertaken by Syncrude.

Upgrading

Upgrading is the final stage in which the bitumen is converted into synthetic crude oil. The first step in upgrading is the removal of the diluent naphtha which was added in the extraction plant. This naphtha is recycled to the froth treatment plant for re-use. Next, the bitumen is fed through a vacuum distillation unit in which lighter fractions of hydrocarbons are removed for further processing as discussed later. The heavier bitumen components are processed in two fluid cokers and one LC Finer. While these two forms of upgrading bitumen are somewhat different, they have the same intended purpose, namely to break down the heavier hydrocarbon components into lighter components. The lighter hydrocarbons separated in the vacuum distillation unit are "by-passed" around the cokers and the LC Finer because they are already of sufficient quality to be processed directly in secondary upgrading process units. The vacuum distillation unit had a nominal capacity rating of 180,000 barrels per day of bitumen feed until, in the fourth quarter of 2005, its capacity was expanded as part of the Stage 3 expansion to about 285,000 barrels per day.

Fluid coking involves the thermal cracking of bitumen molecules into lighter components. The by-products of this process include petroleum coke, CO gas and off gas. CO gas is used as fuel in CO boilers to generate steam and power for the facility. Off gas is used as fuel in the upgrader. The residual coke produced in the coker is stored in coke cells within the mine and slurried into segregated cells in the tailings pond. The two fluid cokers have been expanded in capacity over the years and, in 2005, each had a nominal capacity rating of approximately 105,000 barrels per day of a 50/50 mix of bitumen and vacuum topped bitumen feed. This capacity was unchanged from the prior year.

The LC Finer involves the cracking of bitumen molecules into lighter components via the addition of hydrogen and in the presence of a catalyst. This process unit does not convert all of the bitumen to light products. An unconverted residual stream is also produced and this stream is sent to the fluid cokers to supplement the feed to those units. In 2005, the LC Finer unit had a nominal capacity rating of approximately 50,000 barrels per day of a 60/40 mix of bitumen and vacuum topped bitumen feed. This capacity was unchanged from the prior year.

One of the key performance metrics associated with the upgrading operation is referred to as "yield". Yield measures the volume of finished products produced per volumetric measure of bitumen feedstock. In 2005, the upgrading yield was approximately 85 per cent. The 2004 ratio was the same.

The lighter hydrocarbon components produced by the two fluid cokers, the LC Finer, and those removed in the vacuum distillation unit are then sent to hydroprocessing units for further clean up, particularly for the removal of sulphur. Hydrotreating involves the removal of sulphur and nitrogen compounds via the addition of hydrogen and in the presence of a catalyst. The hydrotreated components are then blended together into sweet synthetic crude oil or SSB. This SSB product contains no residuum and low sulphur content, providing an attractive feedstock to refineries. The productive capacity of the upgrader was approximately 90 million barrels of SSB per year in 2005, unchanged from the prior year. The actual production of SSB in 2005 was 78 million barrels, reflecting the more extensive turnaround schedule, unplanned outages and Stage 3 integration activities versus the prior year when actual production of SSB was 87 million barrels.

By the end of 2005, approximately 75 per cent of the UE-1 units were started up and handed over to operations. During the first half of 2006, construction, commissioning and start up of the remaining units is planned to be completed and integrated with the current operations. Completing the required re-vamps of some of the existing units also will be undertaken during the maintenance turnaround of Coker 8-1, which started in mid-February 2006. The extent of work involved in the turnaround of Coker 8-1 is expected to be more extensive than typical turnarounds as a result of the tie-in of UE-1 units as well as the additional maintenance work that has been determined to be necessary as of March 15, 2006. Safe start up and integration of all the plants associated with the UE-1 project and continued safe and reliable operation of all of the plants, including bitumen production facilities, will be the focus over 2006.

With the start up of the new Stage 3 plants scheduled for mid-2006, the quality of the finished synthetic crude oil blend, currently designated SSB, will be improved and re-designated SSP, short for Synthetic Sweet Premium™. SSP is designed to have a diesel centane number of approximately 40, up from the SSB number of approximately 33, and the jet smoke point of approximately 19, up from the SSB number of 16.

Utilities and Offsites

The utilities plants are tasked with producing supplies of steam, electricity, air and water for the mining, extraction and upgrading plants. These commodities are often generated from fuels and heat produced as by-products in the major operating areas or from purchased energy sources such as natural gas or electricity.

Syncrude operates utility plants located both at the base Mildred Lake site and at the Aurora site. Energy systems are highly integrated at the Mildred Lake site, taking advantage of the heat generated in the upgraders and moving that energy to the energy-consuming plants in mining and extraction. At Aurora North, there is no upgrading plant so natural gas is purchased to provide the required utilities. Syncrude owns and operates two large gas turbine generators at Aurora North to provide both the required steam and power for the plants.

One of the key performance metrics associated with the integrated Syncrude operation is the "energy intensity". Energy intensity is measured in many ways in the industry but in Syncrude's case it is the amount of purchased energy consumed per barrel of SSB. In 2005, the purchased energy intensity was 0.84 GJ per barrel. This intensity level was approximately 20 per cent higher in 2005 than in 2004 due to several factors. 2004 was a relatively maintenance-free year compared against most years in which major turnarounds interrupt production for periods of time. 2005 was a year of several unplanned and planned plant outages and major turnarounds. These events tend to create instability and result in higher energy requirements. 2005 also saw the commissioning and start up of many of the new UE-1 processing plants. During these periods, energy is consumed with very little production of crude oil products, thus the calculated intensity level is high. Finally, in 2005, additional heat (resulting in natural gas purchases) was supplied to the Aurora North extraction plants in order to increase the extraction recovery performance of those operations. Per unit purchased energy consumption is expected to remain around this level following the completion of Stage 3 because bitumen will increasingly be sourced from the Aurora North mine, which relies mainly on purchased natural gas for its energy needs. Following the start up of the UE-1 facilities, a higher quality product called Syncrude Sweet Premium (SSP) will be produced, which also will increase natural gas consumption as more hydrogen is required for the upgraded product. The cost of purchased energy, including natural gas, accounted for approximately 27 per cent of Syncrude's operating costs in 2005 versus 22 per cent in 2004. Purchased energy costs also rose as natural gas prices increased 34 per cent to $8.40 per GJ in 2005 from $6.28 per GJ in 2004.

Natural gas, used by Syncrude to fuel operating plants and as feedstock in the production of hydrogen, is transported to Syncrude from Alberta's gas production and transmission infrastructure through dedicated pipelines. The gas is purchased from producers under various supply contracts to manage Syncrude's requirements. This pipeline and storage infrastructure has been expanded in the Athabasca region in recent years to improve the overall deliverability and reliability of the supply system.

Off-sites are generally referred to as those facilities required to support the operation of the main processing plants. These facilities include product storage tankfarms, waste water collection and handling systems and flares. Many of these facilities were expanded as part of the Stage 3 expansion project.

Syncrude operates a utility plant at its Mildred Lake site using refinery off gas, produced from the upgrading operation, augmented with natural gas. When operational and economically desirable, Syncrude purchases power from, or sells power to, the Alberta electric power grid. Syncrude also owns an 80-Megawatt gas turbine power plant at the Aurora North mine site that provides electrical and thermal energy for the Aurora North mine operations. This plant, commissioned in 1999, provides power for the Aurora North mine's requirements and is connected with the Mildred Lake facilities. The Aurora Thermal

Block ("ATB") which consists of two hot water generators, has been in operation since mid-2004. The ATB facilities provide hot water generating capacity at Aurora North and allow the extraction process to operate at 35°C temperature. Through the implementation of the SWQR project at Aurora North, a second 80MW gas turbine generator and heat recovery hot water generator were added at the plant site in 2005.

Marketing

Each Syncrude Joint Venture Participant is responsible for marketing its own share of SSB and associated by-products, such as sulphur. After upgrading, the SSB crude oil is transported to markets in Canada and the United States through a system of inter-connected pipelines and storage locations. SSB is sometimes processed in refineries that have been specifically designed to benefit from SSB's unique properties. More often, however, it is purchased by refiners to blend with other crude oils to form a feedstock mixture which is suited to their specific refinery configuration. There are approximately 150 refineries in Canada and the United States. Most refineries produce motor gasolines, diesel fuels, heating oils, and jet fuels. Others, can also produce asphalts, lubricants and petro-chemicals. In 2002, there were three refineries in or near Edmonton, Alberta which had the capability of taking synthetic crude oil as 25 per cent to 100 per cent of their feedstock. These three refineries consume approximately 160,000 to 170,000 barrels per day of synthetic crude oil.

Significant additions of synthetic crude oil production came on line in 2003 thereby impacting our point of sale. At the beginning of 2003, Canadian Oil Sands sold about 33 per cent of its SSB to the refineries in Edmonton but, by the fall of 2003, a larger proportion of volumes were being sold to refineries in Eastern Canada and the United States. By the end of 2004, approximately 600,000 barrels per day of synthetic crude oil production (of which about 470,000 barrels per day was sweet synthetic crude oil) was available from Syncrude and other oil sands projects from the Fort McMurray, Edmonton and Hardistry areas in Alberta and the area around Regina, Saskatchewan. In 2005, 74 per cent of our volumes were sold to Eastern Canada and the United States compared to 70 per cent in 2004 and 67 per cent in 2003. We expect this trend to continue as more synthetic crude oil comes on stream.

Another market has emerged recently for SSB crude oil. The growing production of bitumen in Alberta has necessitated the need for additional diluents to thin the tar-like bitumen so that it can be transported in pipelines. Traditionally, natural gas condensates, a by-product of the natural gas processing industry, have been the most common hydrocarbon diluent used to thin heavy bitumen for pumping. However, the growth in natural gas condensate production has not kept pace with the rising production of bitumen and new forms of diluent have been required. SSB and other synthetic crude oils have emerged as one of those new sources of diluent. This additional supply of synthetic crude oil has also resulted in increasing proportions of synthetic crude oil being shipped and sold beyond Edmonton. A portion of the synthetic crude oil is also being sold in the northern Alberta area as a supply for the growing diluent market.

The vast array of pipeline and storage systems for the transportation of crude oils across Canada and the United States has been adequate to move Alberta based products to their intended markets. It is anticipated that these networks will both be expanded and extended at pace with the take-away capacity requirements of the growing Alberta based crude oil production in the future. The Spearhead pipeline and the completion of the ExxonMobil pipeline reversal project in the first half of 2006 will extend the market reach for Canadian oil production to new customers who previously were unable to access Canadian crude oil. However, in the near term, and prior to pipeline expansions that are scheduled to be completed in 2007, the balance between crude supply and capacity out of Western Canada is very tight. Small increases to supply or decreases to pipeline capacity could lead to temporary situations of insufficient capacity that may impact SSB production.

SSB is transported by pipeline from Fort McMurray to Edmonton at which point, our SSB volumes are transferred to EnCana who currently markets the SSB on behalf of Canadian Oil Sands. Since mid-2001, EnCana has marketed our share of SSB production pursuant to a marketing agreement. Under the terms of the agreement, EnCana is entitled to a marketing fee for each barrel of crude or other liquid crude products sold subject to a minimum fee of $33,333 per month and a reasonable fee in respect of other oil sands products sold. EnCana is also entitled to be reimbursed for its reasonable out-of-pocket costs and expenses. The initial term of the marketing agreement ends June 30, 2006 after which we are planning on marketing our own production. We have renovated our offices and hired additional staff to accommodate this marketing function. We believe that internalizing marketing will allow us greater insight into our customer needs and assist in the long term development of product quality and distribution strategies.

Synthetic crude oil sales contracts are commonly negotiated directly with refiners throughout North America. Typical contract terms are based on 30, 60 or 90 day arrangements which continue unless terminated but are occasionally made for one year terms. Synthetic crude oils are priced each month on the basis of Canadian and U.S. market prices, which reflect the market balance between supply and demand for crude oil, transportation costs and refined product values.

As additional volumes of synthetic crude oil came into the market in late 2003 and 2004, our sales were made to a broader group of refineries than was historically the case. In 2004, more of our production was sold downstream from Edmonton than in the past. The trend continued in 2005. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following completion of the Stage 3 expansion, we will need to expand our markets to achieve the premium price we expect for our quality product. When UE-1 is complete, a new aromatics saturation unit will be used to upgrade our entire production into a higher quality product called Syncrude Sweet Premium (SSP)™. This higher quality blend is expected to be more attractive to refineries, which should enhance the price per barrel that we would be able to realize relative to SSB in the same market environment.

Syncrude also produces sulphur as part of its upgrading process. Currently, the majority of sulphur produced by Syncrude is stockpiled at Syncrude's Mildred Lake plant site as present market conditions continue to limit the sale of this by-product at positive margins. Over the past few years, Syncrude has been exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally friendly solution. Syncrude continues to research alternatives for addressing this issue, which affects other sulphur producers in the petroleum industry. In 2005, Canadian Oil Sands entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five year term, is renewable at Canadian Oil Sands' option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Delays in construction of the facilities due to issues relating to the terminal resulted in the contract to be amended in March 2006. Sales under this contract now are expected to begin near the end of 2007 following the buyers' construction of infrastructure to handle Canadian Oil Sands' sulphur volumes. Canadian Oil Sands is also exploring other opportunities to effectively utilize the sulphur. Coke produced by Syncrude has never been commercially marketed and is stored on Syncrude's site.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Syncrude competes with other producers of synthetic and conventional crude oil. Most of the conventional producers have considerably lower operating costs but higher finding costs. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. In particular, the increased focus on oil sands construction and on oil sands production and mining generally has created shortages in the supply of skilled labour and certain components such as large truck tires used in mining operations. With the completion of Stage 3 at hand, we do not expect to face these issues to the same degree as oil sands projects entering the construction phase but our operations in 2004 and 2005 were impacted by the labour shortage both on the cost and scheduling aspects relating to Stage 3 and on turnaround activity. Additionally the rate of labour turnover at Syncrude increased in 2005 compared to 2004. Syncrude Canada Ltd.'s permanent employee turnover increased from an average of about five per cent pre 2005 to about nine per cent in 2005, driven largely by the retirement demographics of an aging workforce at Syncrude Canada Ltd. and the migration of other employees to competing projects.

Seasonal Factors

As the Syncrude Project is located in Northern Alberta, maintenance work during winter months is often more difficult as the extreme cold temperatures make steel brittle and limit the time that individuals can work in areas exposed to the elements. Accordingly, this may impact operating costs. Quarterly variances in revenues, net income, and funds from operations are caused mainly by fluctuations in crude oil prices, production, unit operating costs, and natural gas prices. A large proportion of operating costs are fixed, and as such, per barrel operating costs are highly variable with production. While the supply/demand balance for synthetic crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the spring months of the first or second quarter. However, the exact timing of unit shutdowns cannot always be accurately scheduled, and unplanned outages do occur. Therefore, production levels also do not display reliable seasonality patterns or trends. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions.

Environmental Protection

The oil and gas industry in Alberta is subject to extensive controls and regulations. The regulatory scheme, as it relates to oil sands, is somewhat different from that relating to conventional oil and gas production. Outlined below are some of the more significant aspects of the legislation and regulations governing the mining, extraction, upgrading and marketing of oil sands.

Environmental Regulation and Compliance

Oil sands operations, including Syncrude, are subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation requires various approvals and provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that facilities and operating sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance is primarily governed by the AEPEA. The AEPEA imposes certain environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes significant penalties for violations. Syncrude Canada Ltd. has received and presently maintains the requisite environmental approvals necessary to operate the Syncrude Plant.

The December 1999 AEUB approval of Syncrude's upgrading expansion application allows production of 173 million barrels of SSB (or SSP) per year using technology identified in the application. This permit expires on December 31, 2035.

Syncrude also maintains approvals from AENV regulating the discharge of substances into the air and water. These approvals were issued with 10 year terms, which is the maximum term permitted by this legislation. The renewal or modification of approvals generally involves the AENV soliciting the views of stakeholders (the local community, Aboriginal population and other interested persons). Renewal or modification of approvals is often conditional, permitting AENV to review the effect of discharges or the implementation and effectiveness of new technologies. AENV approval for the Aurora North operations was received in 1998. Syncrude Canada Ltd. received an environmental approval for its Mildred Lake oil sands processing facilities, Base Mine and North Mine operations until December 31, 2005, which expiry date has been extended to December 31, 2006 when a new AEPEA approval is expected to be issued, following completion of Stage 3.

Prior to January 1, 2004, Canadian Oil Sands calculated a future site reclamation provision on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on our Consolidated Balance Sheet as a future site reclamation liability. Effective January 1, 2004, we now record the discounted estimated fair value of the future reclamation liability on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. At December 31, 2005, the asset retirement obligation recorded on the Consolidated Balance Sheet was about $148 million. Canadian Oil Sands' share of Syncrude cash reclamation expenditures was $2.2 million in 2005 and $2.3 million in 2004 which reduced the liability shown on our balance sheet. A full discussion of our accounting for the reclamation liability can be found in the notes to our consolidated financial statements in our 2005 annual report.

Syncrude Participants, including Canadian Oil Sands, are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture. The asset retirement obligation, or ARO, represents the present value estimate of Canadian Oil Sands' share of these costs for the mine and extraction facilities.

In 2005, Syncrude updated its estimate of future reclamation costs for the mines and extraction facilities. Based on Syncrude Canada Ltd.'s revised estimates of future reclamation costs, we anticipate the future undiscounted reclamation costs for the Syncrude Project's total proved plus probable reserves to be approximately $1.9 billion (in 2005 dollars), of which our 35.49 per cent share was approximately $0.7 billion as at December 31, 2005 compared to prior years' estimates of $1.0 billion gross to Syncrude or $0.4 billion net to Canadian Oil Sands. The 2005 revision took into account the extension of operations onto the Aurora Leases, monitoring requirements, reclamation of the expanded plant site and related infrastructure as well as additional costs related to replacement of soil. A full discussion of our accounting for the reclamation liability can be found in notes to our consolidated financial statements in our 2005 annual report.

Annually, Syncrude Canada Ltd. is required to post with the AENV an irrevocable letter of credit equal in amount to $0.03 per barrel of SSB produced from the Base Mine plus estimated reclamation costs relating to the Aurora Mine since inception of the Syncrude Project to secure the ultimate reclamation obligations of the Syncrude Participants. Each of the Syncrude Participants was required to guarantee its pro-rata share of this letter of credit to the issuing bank or alternatively, to provide its own letter of credit to AENV for such Syncrude Participant's pro-rata share. Since 2004, the Syncrude

Participants have elected to post their own letters of credit rather than having Syncrude Canada Ltd. post such letter of credit. As a result, in 2005 Canadian Oil Sands posted letters of credit with the Province of Alberta in the amount of $42 million compared to $38 million in 2004, to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Participants.

In 2004, actual site reclamation expenditures for Syncrude Canada Ltd. totaled $6.4 million and approximately 320 hectares of land were reclaimed. In 2005, site reclamation expenditures for Syncrude Canada Ltd. totaled $6.1 million and approximately 305 hectares of land were reclaimed. Syncrude's long term plan is to return the land to a stable, biologically self-sustaining condition with a vision of creating an area of forest, parklands and lakes. As at December 31, 2005, since 1978 Syncrude had reclaimed more than 4,300 hectares of the land affected by its operation and planted approximately 4 million trees and shrubs in the Athabasca area. A significant portion of the land that had been tracked and mined by Syncrude and which has been reclaimed, is used as a grazing ground for more than 300 wood bison.

In addition to posting a letter of credit for its share of reclamation with the AENV, Canadian Oil Sands currently pays $0.1322 for each barrel of SSB produced and attributable to our 35.49 per cent working interest to a mining reclamation trust to fund our share of reclamation obligations for the Syncrude Project. Since 2002, we have the right to adjust the amount deposited in the mining reclamation trust from time to time as estimates of final reclamation costs change. Canadian Oil Sands and each of the other Syncrude Participants are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture on abandonment. We have accumulated (including interest earned on contributions), in the reclamation trust, $25 million towards future reclamation. In 2004, this amount was $21 million.

The construction and operation of a large oil sands project such as Syncrude presents many environmental challenges. Responsible environmental management is a priority of the Syncrude Participants. The technical and managerial challenges to date have been addressed by Syncrude Canada Ltd. through many years of investment in research and the development of advanced management systems. Syncrude Canada Ltd. continues to seek ways to improve and reduce the cost of reclamation. Syncrude Canada Ltd. has never been assessed a significant fine or received any government control order regarding an environmental concern at Syncrude. Syncrude Canada Ltd. believes that it is in compliance with all material environmental requirements.

The Syncrude Participants support the voluntary reduction of greenhouse gas emissions, such as carbon dioxide, in the context of promoting energy efficiency. Syncrude Canada Ltd. is focused on reducing both energy consumption and greenhouse gas emissions per barrel of SSB produced rather than purchasing offsets or credits. Syncrude Canada Ltd. participates in the Cumulative Environmental Management Association and other organizations concerned with environmental, Aboriginal and community development matters.

Canada and more than 160 other nations are signatories to the 1992 United Nations Framework Convention on Climate Change, which is intended to limit emissions of carbon dioxide and other "greenhouse gases" that may be contributing to the suspected increase in mean global temperature. In December 1997, 39 industrialized nations that signed the Convention, including Canada, established the Kyoto Protocol which contained a binding set of emission targets for developed nations that is intended to result in the reduction of greenhouse gases. The average reduction in greenhouse gas emissions required from all 39 signatories is 5.2 per cent from 1990 emission levels, to be achieved between 2008 and 2012, although specific emission targets vary from country to country. Canada, for example, would be required to reduce emissions by six per cent from 1990 levels.

On July 23, 2001, at the Sixth Conference of Parties on Climate Change in Bonn, Germany, a broad political agreement was reached on the operational rulebook for the 1997 Kyoto Protocol. Following this political agreement, the federal government of Canada undertook some consultations with provincial and territorial governments. In late 2002, the federal government ratified the Kyoto Protocol. In response to comments from provincial governments and various stakeholders, the federal government has provided some parameters for implementing the Kyoto Protocol. The targets for emission intensity reductions have been capped at 15 per cent of emissions based on current business plans (which in our case includes the Stage 3 expansion) and the cost of the carbon credits has been limited to $15 per tonne. Based on these parameters, we have estimated the cost impact that the Kyoto Protocol could have on operations is about $0.30 per barrel (in 2002 dollars) from 2008 to 2012. With the Russian government's ratification of the Kyoto Protocol in 2004, such Protocol is now in effect. However, numerous uncertainties regarding details of the Kyoto Protocol's implementation remain outstanding, thereby making it difficult to ascertain the cost estimate, including third party costs related to the Kyoto Protocol from Syncrude's suppliers of goods and services. Additionally, in 2005, various foreign governments questioned the ability of countries to achieve the targets set under the Kyoto Protocol. While the Canadian federal government introduced some legislation on the implementation of the Kyoto Protocol, the legislation and cost impacts of such legislation remain unclear. We continue to work through industry associations such as the Canadian Association of Petroleum Producers and directly with the Alberta provincial and federal governments to develop a cost effective plan to reduce greenhouse gas emissions. Costs associated with compliance beyond 2012 have not yet been determined.

Regulation of Operations

In Alberta, the regulation of oil sands operations is undertaken by the AEUB, which derives its jurisdiction from the *Oil Sands Conservation Act*. In addition to requiring certain approvals prior to the operation of an oil sands project, the *Oil Sands Conservation Act* allows the AEUB to inspect and investigate oil sands operations and, where a practice employed or a facility used in respect of the oil sands operations does not meet operating criteria recovery targets, to make remedial orders. Certain changes to an oil sands operation also require the approval of the AEUB.

Land Tenure

Oil from oil sands is produced under oil sands leases granted by the Province of Alberta. Such leases have initial terms which vary in length but generally are for 15 years. Although the terms of future leases may vary, the current Syncrude leases have, for the most part, 15-year terms. If production attributable to a lease exceeds the minimum production thresholds set forth in the lease, it automatically renews at the end of each term. In addition, leases renew automatically if a development plan for a project involving the lease has been approved by the Minister of Energy and is being pursued by the lessor. In 1997, the Province of Alberta approved the continuation of the four Aurora leases (being leases 10, 12, 31 and 34) based on the Syncrude Project development plan, including the Aurora project, and so long as such plan and approval is in effect and being followed, the Aurora leases will continue to renew at the end of each term. In 1999, Syncrude Canada Ltd. received confirmation that Leases 29 and 30 are also included for tenure purposes within the Syncrude Project development plan. In 2002, Leases 17 and 22 were continued under section 13 of the Oil Sands Tenure Regulations AR. 50/2000 for an indefinite term with a production status.

Royalties and Taxes

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands where it owns the mineral rights. The products recovered by Syncrude are subject to a royalty which is payable to the Alberta Government.

In January 2002, following the conclusion of a transition period, the Syncrude Participants commenced paying royalties under *Oil Sands Royalty Regulations 1997*. This legislation stipulates that the Province of Alberta will receive the greater of one per cent of the gross revenues after transportation costs and 25 per cent of the net revenues. The net revenues for any year are generally equal to the excess of gross revenues over allowed transportation, operating and non-production costs, capital expenditures and deemed interest expense and any unutilized carry forward deductions from previous years. In 2005 and 2004, due to the large capital expenditures for Stage 3, the minimum payment of one per cent of gross revenues was paid to the Alberta government. Crown royalties were slightly higher in 2005 than 2004, predominantly as a result of the increase in gross revenues. As Syncrude nears the end of its Stage 3 expansion and capital expenditures are reduced, we expect to begin incurring royalties at the higher 25 per cent rate early in 2006. The generic Oil Sand Royalty regime supports the development of Alberta's oil sands and we acknowledge the role this regime has played in enabling us to proceed with the expansion of Syncrude's facilities. The Province of Alberta and investors in the Trust are now positioned to benefit from the expected growth in Syncrude's production. As of December 31, 2005, Canadian Oil Sands' share of carry forward deductions was $0.2 billion. Currently, this royalty is paid on an SSB production basis rather than on a bitumen produced basis.

Taxation of Syncrude related income follows normal resource industry practices but with a few important differences. As Syncrude is a mining operation, there are certain provisions that are unique, such as the accelerated rate of deduction (100 per cent) for class 41(a) assets which applies to new mines or a major expansion of an existing mine where there is a 25 per cent or greater increase in mine capacity. Effective March 6, 1996, mining and oil sands operations, which have made capital expenditures in excess of five per cent of gross revenue in a fiscal year, also will be eligible for the accelerated rate of deduction (100 per cent) for such expenditures over the five per cent threshold included in class 41 (a.1).

Employees

Canadian Oil Sands Limited employs fifteen full-time employees, one of whom is currently on maternity leave, along with one consultant. The Trust has no employees.

At the end of 2005, Syncrude Canada Ltd. employed approximately 4,330 people, all of whom were non-unionized. While it is believed that Syncrude Canada Ltd. will remain non-unionized, no assurance can be given that the workforce will not become unionized.

Syncrude Canada Ltd. also uses the services of various outside contractors to provide contract maintenance support for certain areas of the Syncrude Plant. Additional contractors also are required during shutdowns, maintenance work and major capital construction. Most of the workers employed by these contractors are unionized. Labour stability of the unionized contractor work force is maintained through a number of industry and site-wide agreements, which set labour rates and working conditions for unionized trade workers engaged in construction and maintenance activities at various projects in Alberta, including the Syncrude Plant. As part of the Stage 3 expansion, the use of contractors for construction continued in 2005, with an average of approximately 6,500 contractors on site in 2005. The number of contractors on site in early 2005 was higher than in 2004 but in late 2005 and early 2006 the number of contractors has been significantly reduced as the final completion and testing phase of Stage 3 commenced. Once Stage 3 construction is completed, it is anticipated that Syncrude staffing will increase to a level around 4,600.

RISK FACTORS

A substantial and extended decline in oil prices would have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands are substantially dependent on prevailing prices of oil. Prices for oil are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors beyond the control of Canadian Oil Sands. Prices may be influenced by global and regional supply and demand factors. These factors include: weather conditions in Canada and the United States; the condition of the Canadian, U.S. and global economies; the actions of the Organization of Petroleum Exporting Countries; governmental regulation; political stability in the Middle East and elsewhere; war, or the threat of war, in oil producing regions; the foreign supply of oil; the price of foreign imports and the availability of alternate fuel sources. All of these factors are beyond our control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for SSB. Oil prices have fluctuated widely in recent years and we expect continued volatility and uncertainty in crude oil prices. A prolonged period of low crude oil prices could affect the value of our crude oil properties and the level of spending on growth projects and could result in curtailment of production. Accordingly, low crude oil prices in particular could have an adverse impact on our financial condition and liquidity and results of operations. In view of the higher fixed operating costs of Syncrude Canada Ltd., the operating margin is very sensitive to oil prices. Any substantial and extended decline in the price of oil could have an adverse effect on the revenues, profitability and funds from operations of Canadian Oil Sands and may affect the ability of Canadian Oil Sands to pay distributions, and to repay its debt obligations.

While the Syncrude Project has not been shut down by the Syncrude Participants since production commenced in 1978, a prolonged period of abnormally low oil prices could result in the Syncrude Participants deciding to suspend production. Any such suspension of production could expose Canadian Oil Sands to significant additional expense and could negatively impact our ability to pay distributions and to repay our debt obligations.

Canadian Oil Sands may be impacted by the complexity of integrating a major project into existing operations

There are certain risks associated with the execution of Syncrude's major projects, including without limitation, Stage 3 as well as Stage 3 debottleneck and Stage 4. These risks include: our ability to obtain the necessary environmental and other regulatory approvals; risks relating to schedule, resources and costs, including the availability and cost of materials, equipment and qualified personnel, especially skilled construction and engineering labour; the impact of general economic, business and market conditions; the impact of weather conditions; our ability to finance growth if commodity prices were to stay at low levels for an extended period; the impact of new entrants to the oil sands business which could take the form of competition for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (for example, housing, roads and schools) and price competition for products sold into the marketplace; and the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment. The commissioning and integration of new facilities and the execution of major projects within an operating plant present issues that require risk management. There are also risks associated with project cost estimates and scheduling provided by us. Some cost estimates are provided at the conceptual stage of projects and prior to completion of the final design scope and detailed engineering needed to reduce the margin of error. Accordingly, actual costs can vary from estimates and these differences can be material.

The petroleum industry and energy sector are highly competitive

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. The Syncrude Project competes with other producers of crude oil, most of whom have considerably lower operating costs. Also, an increasing supply of synthetic crude oil came on stream in recent years and is expected to further be increased in 2006 and beyond. If and when these other projects are completed, there will be a significant increase to the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark prices such as WTI. Also, prices may decline to such an extent that our share of Syncrude's production is no longer economically viable. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following the Stage 3 completion, we likely will have to expand our markets to achieve the premium price we expect for our quality product. Currently, heavy crude oil producers are shipping bitumen to U.S. refineries by adding condensate, which is in limited supply. However, with the increased supply of synthetic crude oil, we may obtain lower net realized revenues and may need to sell our product further from the source of production. This will increase transportation costs and accordingly the net realized selling price for our product. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

In addition, the competition for skilled labour in the Fort McMurray area has put pressure on recruiting, training and retaining the necessary manpower to operate Syncrude's facilities effectively and efficiently. To help provide an adequate supply of trained labour in its operations in the future, Syncrude Canada Ltd. supports local Aboriginal communities, colleges, universities, trade schools and various levels of government to help people develop the skills and knowledge they need to enter the workforce. Syncrude Canada Ltd. is one of the largest employers of Aboriginal people in Canada. In addition, Syncrude Canada Ltd. recruits extensively across Canada and around the world to bring new workers to the region.

The increase in world mining and manufacturing activity of the past two years has caused longer procurement lead times for many materials used in the Syncrude operation. This has required Syncrude to place even more emphasis on maintenance planning and scheduling activities, with special attention to ensure adequate spare parts inventories are on hand at all times. Still, certain suppliers have been challenged to keep ahead of the surge in demand for maintenance and operating materials. Large haul truck tires are a good example. If Syncrude cannot obtain the required tires and other materials in its operations, production will be impacted and correspondingly, the sales volumes and funds from operations for Canadian Oil Sands would be negatively impacted.

Pipeline transportation and delivery infrastructure issues may cause an adverse impact on Canadian Oil Sands' results

All of our Syncrude production is transported to Edmonton, Alberta through the Athabasca Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and cash flows. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SSB product to refinery customers throughout Canada and the United States. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints will not arise as current capacity is believed to be tight. In particular, the second quarter of 2006 is expected to have significant pipeline constraints as refineries in Edmonton undergo turnarounds, thereby forcing more synthetic crude oil to be shipped beyond Edmonton and further south. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SSB crude oil with negative implication on sales and cash flow.

We limit exposure to these risks by allocating deliveries to multiple customers via multiple pipelines. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks.

Marketing and transportation of synthetic crude oil

A significant volume of production from the Syncrude Project is sold beyond Edmonton, Alberta into Eastern Canada and the United States. As such, pipeline access and capacity, transportation tariffs and price differentials with competing products are all factors which can affect sales volumes for SSB as well as netbacks received by Canadian Oil Sands for our share of production.

Over the next five years, planned oil sands and heavy oil projects, including the Stage 3 expansion, could result in approximately 500,000 barrels per day of additional synthetic crude oil entering the market, some of which may be used for diluent. There can be no assurance that existing transportation systems will be sufficient to handle this additional production or that new transportation systems will be built in time or at all.

Canadian Oil Sands has financial exposure to foreign currency exchange rates

Crude oil prices are generally based on a U.S. dollar market price, while operating and capital costs are primarily in Canadian dollars. In addition, Canadian Oil Sands makes interest payments in U.S. dollars on its U.S. dollar denominated debt and funds its share of Syncrude's U.S. dollar vendor payments. Fluctuations in exchange rates between the U.S. and Canadian dollar give rise to foreign currency exchange exposure. Consequently, exchange rate movements can have a significant impact on results. To manage its exposure to currency fluctuations, Canadian Oil Sands has, in the past, entered into currency exchange contracts, Canadian dollar denominated crude oil forward contracts and issued debt securities in U.S. dollars. The use of financial instruments involves a degree of credit risk.

To the extent that Canadian Oil Sands issues debt securities denominated in foreign currencies, such an investment may entail significant risks that are not associated with a similar investment in a security denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the various foreign currencies and the possibility of the imposition of currency controls by either the Canadian or foreign governments. These risks will vary depending upon the currency or currencies involved.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed

Market fluctuations of crude oil prices may render uneconomic the mining, extraction and upgrading of oil sands reserves containing relatively lower grades of bitumen. Moreover, short-term factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair the profitability of a mine and upgrading facility in any particular accounting period.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed.

There are a number of risks particular to the Syncrude operations that could have a material adverse impact on Canadian Oil Sands

Currently, our interest in the Syncrude Project is our only material asset. The Syncrude Project is a single inter-related and inter-dependent facility. The shutdown of one part of the Syncrude Project could significantly impact the production of synthetic crude oil. Since essentially the sole source of income to Canadian Oil Sands is the sale of synthetic crude oil, a shutdown may reduce, or even eliminate our cash flow. In addition, we are exposed to the risks associated with major construction projects, such as the Stage 3 expansion. Such risks include the chance of the project not being completed on time and/or not reaching design capacity. Also, complications could arise when new systems are integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start up of new units. However, there can be no assurance that the Syncrude Project will produce synthetic crude oil in the quantities or at the cost anticipated, or that it will not cease producing entirely in certain circumstances. Operating costs to produce synthetic crude oil are substantially higher than operating costs to produce conventional crude oil. An increase in operating costs could have a materially adverse effect on Canadian Oil Sands, our net income and funds from operations.

The Syncrude Project is located in a remote area, and is serviced by one all-weather road. In the event that the road is closed due to climatic conditions or other factors, Syncrude Canada Ltd. may encounter difficulties in obtaining materials required for it to continue production.

The production of synthetic crude oil requires high levels of investment and has particular economic risks, such as settling basin dyke failures, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Some of these risks cannot be insured.

Syncrude Canada Ltd. produces and stores significant amounts of sulphur in sulphur blocks at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of synthetic crude oil.

Canadian Oil Sands may not have capital sufficient to fund all required capital expenditures; capital projects may experience significant cost overruns

Canadian Oil Sands and the other Syncrude Participants will continue to make substantial capital expenditures for the mining of oil sands and production of synthetic crude oil. There is no assurance that capital cost overruns will not occur or that investments will deliver the production increases expected by design or that start up will occur as expected. Canadian Oil Sands has credit facilities available to assist it in funding capital expenditures in excess of funds from operations. However, it is expected that access to public debt and equity markets may be required from time to time. There can be no assurance that such public debt and equity markets would be available to Canadian Oil Sands.

Canadian Oil Sands could experience an inability to meet debt service amounts

The ability of Canadian Oil Sands to meet our debt service obligations will depend on the future operating performance and financial results of Syncrude, which will be primarily subject to factors beyond our control, including, among others, requirements to fund our pro rata share of operating costs and capital expenditures which may exceed revenue received from the sale of our pro rata share of SSB. If we are unable to obtain sufficient cash to service our debt, we may be required to refinance all or a portion of our debt, obtain additional financing or sell certain of our assets. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on acceptable terms, nor can there be any assurance as to the timing of any such asset sales or the proceeds which could be realized therefrom.

Canadian Oil Sands is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect its results of operations

Each of the Syncrude Participants is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Project site upon abandonment. Ongoing environmental obligations have been, and are expected to continue to be, funded out of the revenues from our sales of SSB.

The Syncrude Project is a significant producer of sulphur dioxide and carbon dioxide emissions. While the amount of both sulphur dioxide and carbon dioxide produced has been decreasing on a per barrel basis, the overall amount of sulphur dioxide and carbon dioxide has increased due to generally increasing production volumes. Presently, sulphur dioxide emissions are at or near permitted levels which may require managed coker feed rates. Further, no assurance can be given that existing or future environmental regulations will not adversely impact the ability of the Syncrude Project to operate at present levels or increase production, or that such regulations will not result in higher unit costs of production.

Syncrude Canada Ltd. announced in 2003 that it intends to both design and install a sulphur dioxide scrubbing system, referred to as the Syncrude emissions reduction project, which is designed to reduce the amount of sulphur dioxide produced on a per barrel basis and absolute amount. These reductions would be in addition to any reductions in sulphur dioxide emissions which are expected to result from implementation of the Stage 3 expansion plan. At the present time, there is no requirement under the AEPEA or the terms of Syncrude Canada Ltd.'s current environmental approvals to install any additional or replacement sulphur dioxide scrubbing system, but Syncrude plans on installing such a system. However, there can be no assurance that requirements for installation of a different system will not come into existence in the future or that any system which may be selected in anticipation of, or in response to, any such requirements will effectively lower sulphur dioxide emissions to desired or required levels. Current estimates of the total cost of the SERP portion of the sulphur dioxide redirected scrubbing system total approximately $772 million, with Canadian Oil Sands' share being approximately $274 million. Until completion of the SERP, there can be no assurance that the total costs will not exceed current estimates.

Syncrude also produces a significant volume of fine tailings, which are presently held in a settling basin. Upon cessation of production, the settling basin will be required to be reclaimed.

Continued high natural gas prices or increases in natural gas prices or shortages in the supply of natural gas could have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands is substantially affected by the price of natural gas. Natural gas is used in material quantities as a feed stock at the Syncrude Project for the production of hydrogen and as a fuel for the generation of heat, steam and power. The price of natural gas is subject to large variations based on supply and demand for natural gas in North America. Syncrude Canada Ltd. and Canadian Oil Sands have no control over such prices. A prolonged period of high natural gas prices or a material increase in natural gas prices could have an adverse effect on the profitability and funds from operations of Canadian Oil Sands. Additionally, in Alberta, there could be a restriction on the amount of natural gas available in the future, which would impact production and the operating costs for Canadian Oil Sands.

On an energy equivalent basis, we are only about one-eighth as sensitive to natural gas prices as we are to crude oil prices.

The implementation of the Kyoto Protocol could increase Syncrude's operating costs

The Kyoto Protocol came into effect on February 16, 2005. As yet, however, no specific details regarding its implementation in Canada have been made by the federal government. The Canadian federal government previously provided some parameters for implementing the Kyoto Protocol. Total annual emissions for large industrial emitters has been capped at 55 megatonnes, emissions have been targeted to be reduced by 15 per cent from 2003 business as usual levels, and the cost of a carbon credit has been limited to $15 per tonne. Based on these parameters, in 2003, we provided an initial estimated direct cost impact of around $0.30 per barrel (in 2003 dollars) from 2008 to 2012 on Syncrude's operating costs for implementing the Kyoto Protocol. However, numerous uncertainties regarding details of the Kyoto Protocol's implementation remain that make it difficult to ascertain the cost estimate, including when third party costs related to the Kyoto Protocol factor their way into Syncrude's supply chain of goods and services. There is no assurance that the actual cost impact to Canadian Oil Sands of the Kyoto Protocol will not be significantly higher, which could result in a material adverse effect on our financial condition or our results of operation.

The Syncrude Project's operations are subject to extensive government regulation; the costs of compliance with additional government regulation and the cancellation of government licenses could have an adverse effect on Canadian Oil Sands

The Syncrude Project's mining, extraction, upgrading and utilities activities are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, safety, hazardous materials, toxic substances and other matters. We believe that Syncrude Canada Ltd. is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing operations and activities of mining and refining companies and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Syncrude Project. There can be no assurance that the various government licenses granted to the Syncrude Project will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Syncrude Project, and the mining and oil and gas industries generally, will not be changed in a manner which may adversely affect Canadian Oil Sands. The Syncrude Project facility approval granted by the AEUB expires on December 31, 2035 unless extended.

Nature of Trust Units

Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. Units represent a fractional interest in a trust. As holders of Units, Unitholders will not have all the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Units will be sensitive to a variety of market conditions including, but not limited to, crude oil prices, interest rates and the ability of the Trust to develop and produce its reserves. Changes in market conditions, especially fluctuations in the level of crude oil prices, may adversely affect the trading price of the Units.

Certain aspects relating to oil and gas reserve data and future net revenue estimates are uncertain

The reserve figures contained or incorporated by reference into this Annual Information Form are estimates and no assurance can be given that the indicated level of recovery of SSB will be realized. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience. Such figures have been determined based upon the term of the operating permit, plant processing capacity and estimates of yield and recovery factors as well as estimates of bitumen in place. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and gas reserves, prepared by different engineers or by the same engineers at different times, may vary. Canadian Oil Sands' actual production, revenues and development and operating expenditures with respect to its reserves may vary from such estimates. As well, the estimates of future net revenues are dependent on estimates of future capital and operating costs. Variances to actual costs may be significant. As such, these estimates are subject to variations due to changes in the economic environment at the time and variances in future budgets and operating plans.

The reserves included in the reserve data are calculated in accordance with Canadian practices. The SEC rules for reserves determination are different from the Canadian rules and are not directly comparable to Canadian practices. In addition, the procedures used to estimate reserves from the Syncrude Project are not comparable to the procedures used to estimate conventional reserves.

Changes in the fiscal regime between the Province of Alberta and the Syncrude Project could affect Canadian Oil Sands' profitability

Our results of operations are directly affected by the fiscal regime applicable to the Syncrude Project. In addition, the generic Crown royalty system entitles the Province of Alberta to a royalty payment equivalent to the greater of one per cent of gross revenue after transportation costs and 25 per cent of gross revenue after deducting applicable transportation, operating, non-production and capital expenditures. There can be no assurance that the Canadian federal government and the Province of Alberta will continue the regime currently in place in the future.

Certain decisions regarding the operation of the Syncrude Project require agreement among the other Syncrude Participants

The Syncrude Project is a joint venture currently owned by eight Syncrude Participants, including the Corporation and the LP. Each Syncrude Participant's voting interest is equal to its pro rata interest in the Syncrude Project. Certain decisions regarding the operations of the Syncrude Project require majority agreement among the Syncrude Participants and some fundamental decisions require unanimity. Canadian Oil Sands, through the Corporation and the LP, has two representatives on the Syncrude Management Committee, which is a committee of the Syncrude Participants that determines the oversight of the Syncrude

Joint Venture. Future plans of the Syncrude Project will depend on such agreement and may depend on the financial strength and views of the other Syncrude Participants at the time such decisions are made.

Canadian Oil Sands cannot provide unequivocal assurance that it is not a passive foreign investment corporation for U.S. tax purposes

While Canadian Oil Sands has obtained independent advice that the better view is that it is not a passive foreign investment corporation for U.S. tax purposes, we cannot provide unequivocal assurance that U.S. tax regulators will not take a different view. The Corporation, as the Trust's operating subsidiary, has employees that are actively engaged in managing the Trust's investment in Syncrude and also market Canadian Oil Sands' SSB through a third party contractor and, starting in the second half of 2006, through its own employees. However, if U.S. authorities view this activity as "passive", then Unitholders residing in the United States may be subject to additional taxes and filings as a result of such determination.

Unitholders may have liability beyond their investment in limited circumstances

Canadian Oil Sands' Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. In addition, the Trust Indenture states that no Unitholder is liable to indemnify the Trustee or any other person for any liabilities incurred by the Trustee, including with respect to taxes payable by the Trust or the Trustee, and all such liabilities will be enforced only against, and will be satisfied only out of, the Trust's assets. The Trust Indenture also provides that all contracts entered into by or on behalf of the Trust should generally contain a provision or be subject to an acknowledgement to the effect that the obligations of the Trust thereunder will not be binding upon Unitholders personally and that such provisions and acknowledgement shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

Effective July 1, 2004, the Alberta government implemented section 2(1) of the *Income Trust Liability Act*, which specifically provides that beneficiaries, as beneficiaries, are not liable for any act, default, obligation or liability of the trustee of any Alberta income trust. Canadian Oil Sands is an Alberta income trust. However, a Unitholder who has been actively involved in the direction or management of the Trust beyond voting Units at Unitholder meetings may incur liability beyond their investment.

In conducting its affairs, Canadian Oil Sands has assumed certain existing contractual obligations and may have to do so in the future. Although we will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, we may not obtain such modification in all cases. To the extent that any claims under such contracts are not satisfied by Canadian Oil Sands, there is a risk that a Unitholder may be held personally liable for obligations of Canadian Oil Sands where the liability is not disavowed as described above.

RESERVES DATA AND OTHER INFORMATION

In 2003, Canadian Securities Administrators implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities. National Instrument ("NI") 51-101 establishes a regime of continuous disclosure for oil and gas companies and includes specific reporting requirements. Canadian Oil Sands applied for and received an order from the various securities commissions in Canada allowing Canadian Oil Sands to report, on a consolidated basis, the reserves of the Trust's subsidiaries with such reporting being made only at the Trust level and to footnote the per cent of interest that the Corporation holds of such aggregate amount. The Trust's year-end reserve report summarized in this Annual Information Form is compliant with NI 51-101 and such exemptive relief order.

In conjunction with NI 51-101, the Standing Committee on Reserves Evaluation of the Calgary Chapter of the Society of Petroleum Evaluation Engineers ("SPEE") and the Standing Committee on Reserves Definitions of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") (Petroleum Society) developed the Canadian Oil and Gas Evaluation Handbook ("COGEH") to serve as the guidelines for conducting reserve evaluations and reporting the results thereof. Canadian Securities regulators require reporting issuers to comply with the COGEH, as amended from time to time.

To assist you in understanding the terminology required by NI 51-101, we are providing the following definitions:

> **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".
>
> **Proved plus Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants ("GLJ") effective December 31, 2005 and prepared in accordance with NI 51-101, Canadian Oil Sands had proved plus probable reserves of 1.8 billion barrels. Proved developed producing reserves represent 49 per cent of proved plus probable reserves while total proved reserves account for 56 per cent of proved plus probable reserves. Canadian Oil Sands produces only one product type, namely synthetic crude oil.

Our crude oil reserve quantities and future net revenues were determined by GLJ under a constant price case as of December 31, 2005 and utilizing GLJ's price forecast as of December 31, 2005. The reserve estimates were constrained to areas where Syncrude currently has approvals to mine. The future net revenues shown below are prior to provision for currency hedging, interest, debt service charges, general and administrative costs, insurance, mine reclamation costs and income taxes. It should not be assumed that the discounted future net revenues estimated represents the fair market value of the reserves. The effective date of the reserves estimate and revenue projection in this Annual Information Form is December 31, 2005.

Estimates of reserves and projections of production were generally prepared using data to January 20, 2006. The report is dated February 6, 2006. Canadian Oil Sands, on behalf of the Trust and its subsidiaries, have provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

The reserve quantities and future net revenues set out in this Annual Information Form are dependent upon a number of assumptions and estimates. They are also subject to risks and uncertainties regarding crude oil prices, including the realized selling price that Canadian Oil Sands receives relative to Edmonton par, any impact of the Kyoto Protocol and various other factors outlined in this Annual Information Form as well as the impact that the timing and costs of developing Aurora South may have. We would refer you to the discussion under the heading Risk Factors for the full discussion. In addition, the evaluation does not consider the potential impact of Syncrude's research efforts and new technology developments.

Summary of Reserves as at December 31, 2005

Constant Prices and Costs(2)(3)

Reserves Category(1)(2)	Synthetic Crude Oil Reserves: Working Interest million bbl	Synthetic Crude Oil Reserves: Net After Royalty million bbl	Before Income Tax Discounted Present Value ($ millions)(3): 0%	5%	10%	15%	20%
Proved Developed Producing	877	744	$ 27,480	$ 14,693	$ 9,287	$ 6,620	$ 5,121
Proved Developed Nonproducing	135	110	5,129	3,906	2,925	2,234	1,756
Total Proved	1,013	854	32,609	18,599	12,211	8,855	6,877
Probable	780	658	24,958	6,901	2,304	929	454
Total Proved Plus Probable	1,793	1,512	$ 57,567	$ 25,500	$ 14,516	$ 9,783	$ 7,331

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown, of which 11 per cent are held indirectly through Canadian Oil Sands Limited's interest in the LP.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta of $68.27 per barrel.

Total Future Net Revenue (Undiscounted Constant Prices and Costs)(1)

Reserves Category(1)	Revenue ($ millions)	Royalties ($ millions)	Operating Costs(2) ($ millions)	Capital Development Costs(2) ($ millions)	Future Net Revenue(2)(3) Before Income Taxes ($ millions)
Proved Developed Producing	$ 59,894	$ 9,073	$ 20,157	$ 3,185	$ 27,480
Proved Developed Nonproducing	9,231	1,717	1,767	619	5,129
Total Proved	69,125	10,789	21,924	3,803	32,609
Total Probable	53,280	8,374	16,096	3,852	24,958
Total Proved Plus Probable	$ 122,405	$ 19,163	$ 38,020	$ 7,655	$ 57,567

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $525 million and for proved plus probable reserves, at $665 million.

(3) As the Trust and its subsidiaries do not expect to pay any income taxes other than large corporations tax (which is being phased out) in the foreseeable future, the calculation of the future net revenues pre and post tax are the same amount.

Forecast Prices and Costs[3]

Reserves Category[1][2]	Synthetic Crude Oil Reserves Working Interest million bbl	Net After Royalty million bbl	Before Income Tax Discounted Present Value ($ millions)[3] 0%	5%	10%	15%	20%
Proved Developed Producing	877	779	$ 18,799	$ 9,860	$ 6,232	$ 4,502	$ 3,551
Proved Developed Nonproducing	135	111	4,012	2,877	2,102	1,592	1,251
Total Proved	1,013	890	22,811	12,736	8,334	6,094	4,801
Probable	780	689	21,566	5,452	1,568	497	172
Total Proved Plus Probable	1,793	1,579	$ 44,377	$ 18,188	$ 9,902	$ 6,591	$ 4,973

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown, of which 11 per cent are held indirectly through Canadian Oil Sands Limited's interest in the LP.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta (see Forecast Prices used in Estimates).

Total Future Net Revenue (Undiscounted Forecast Prices and Costs)[1]

Reserves Category[1]	Revenue ($ millions)	Royalties ($ millions)	Operating Costs[2] ($ millions)	Capital Development Costs[2] ($ millions)	Future Net Revenue[2][3] Before Income Taxes ($ millions)
Proved Developed Producing	$ 56,283	$ 6,241	$ 26,526	$ 4,717	$ 18,799
Proved Developed Nonproducing	6,825	1,344	802	667	4,012
Total Proved	63,108	7,585	27,329	5,384	22,811
Total Probable	62,174	7,457	26,572	6,578	21,566
Total Proved Plus Probable	$ 125,282	$ 15,042	$ 53,901	$ 11,962	$ 44,377

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $525 million, and for proved plus probable reserves, at $665 million.

(3) As the Trust and its subsidiaries do not expect to pay any income taxes other than large corporations tax in the foreseeable future, the calculation of the future net revenues pre and post tax are the same amount.

The reserves have been estimated in accordance with procedures contained in the COGEH.

The proved developed producing reserves and production forecast reflect the current upgrading capacity available at Syncrude and limit the reserves to those forecast to be recovered within the remaining 30 years of the AEUB approval. Although the center and west pits of Aurora North are not yet on production, reserves from these pits are classified as proved developed producing since their recovery does not require a material amount of additional capital.

The total proved scenario includes capital relating to the upgrader expansion that is currently in progress (UE-1) and the base mine replacement (SWQR) and the sulphur emissions reduction (SERP) projects. These investments will accelerate production, improve the yield on bitumen and enable all of the reserves associated with Aurora North to be recovered within the current approval period. The total proved production forecast reflects an estimate of bitumen production capacity after completion of the SWQR project, and does not fully utilize the expanded upgrading capacity available after UE-1.

The probable reserves primarily reflect development of Aurora South, as well as improvements to both extraction recovery and upgrading yield. GLJ's evaluation assumes that Aurora North capacity will not be increased further by installation of a third primary separation vessel. It is assumed that Aurora South will be developed to replace depletion of the North Mine and source the production growth under a Stage 3 debottlenecking program, which takes advantage of unused capacity in the new coker without any change in product quality.

Forecast Prices Used in Estimates

The forecast reference prices used in preparing Canadian Oil Sands' reserves data are provided in the table below. The Syncrude plant gate price is expected to correspond to "Light Sweet Crude Oil at Edmonton" (e.g. $66.25 in 2006).

Year	Inflation (%)	Exchange Rate ($US/$Cdn)	WTI Crude Oil at Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil at Edmonton (40 API, 0.3% S) ($Cdn/bbl)	AECO-C Spot Gas ($/MMBTU)
2006	2.0	0.850	57.00	66.25	10.60
2007	2.0	0.850	55.00	64.00	9.25
2008	2.0	0.850	51.00	59.25	8.00
2009	2.0	0.850	48.00	55.75	7.50
2010	2.0	0.850	46.50	54.00	7.20
2011	2.0	0.850	45.00	52.25	6.90
2012	2.0	0.850	45.00	52.25	6.90
2013	2.0	0.850	46.00	53.25	7.05
2014	2.0	0.850	46.75	54.25	7.20
2015	2.0	0.850	47.75	55.50	7.40
2016	2.0	0.850	48.75	56.50	7.55
2017+	2.0	0.850	+2.0%/yr	+2.0%/yr	+2.0%/yr

The above price forecast is GLJ's, the independent evaluator's, price forecast as of December 31, 2005. In consideration of oil sands mining cost pressures, rather than the projected inflation of 2.0 per cent above, GLJ used a 5.0 per cent inflation factor for our evaluation during the period 2006 through 2008, to 4.0 per cent in 2009 and 3.0 per cent in 2010.

In 2005, Canadian Oil Sands received a weighted average price of $70.08 per barrel (after transportation and marketing fees but before hedging) for its synthetic crude oil.

Reconciliation of Net Reserves by Principal Product Type Based on Forecast Prices and Costs

The following table sets forth a reconciliation of the changes in our reserves as at December 31, 2005 against such reserves as at December 31, 2004 based on the forecast prices and costs assumptions:

	Synthetic Crude Oil		
	Net Proved (million bbl)	Net Probable (million bbl)	Net Proved Plus Probable (million bbl)
At December 31, 2004	924	684	1,608
Technical Revisions	0	5	5
Economic Factors	(7)	0	(7)
Production	(27)	0	(27)
At December 31, 2005	890	689	1,579

Reconciliations of reserves in Canada on a company net reserves basis are more complex than on a company gross reserves basis due to price and rate-sensitive royalties, which can cause the net company reserves to change without a change in the gross company reserves. In considering the above reconciliation table, it should be noted that the economic factors are primarily related to the average royalty rate.

Reconciliation of Changes in Net Present Values of Future Net Revenue Based on Constant Prices and Costs

The following table sets forth changes between future net revenue estimates, discounted at 10 per cent, attributable to net proved reserves as at December 31, 2005 against such reserves as at December 31, 2004:

	2005 ($ millions)
Estimated Net Present Value of Future Net Revenue at December 31, 2004	$ 7,236
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(1,216)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	5,555
Development Costs During the Period	899
Changes in Estimated Future Development Costs	(990)
Accretion of Discount	724
Changes Resulting from Technical Reserve Revisions	3
Estimated Net Present Value of Future Net Revenue at December 31, 2005	$ 12,211

Future Development Costs

The following table sets forth the future development costs associated with the development of our reserves as set forth in the GLJ Report. Development costs will be funded from funds from operations.

	Total Proved Estimated Using Constant Prices and Costs ($ millions)	Total Proved Estimated Using Forecast Prices and Costs ($ millions)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($ millions)
2006	$ 337	$ 354	$ 356
2007	257	284	288
2008	243	281	300
2009	259	312	414
2010	140	174	464
Remainder	2,567	3,979	10,140
Total for all years undiscounted	$ 3,803	$ 5,384	$ 11,962
Total for all years discounted at 10%/year	$ 1,728	$ 2,172	$ 3,629

Other Oil and Gas Information

See page 9 of this AIF for an outline of the leases held by the Syncrude Joint Venture, which total about 252,000 acres. These leases include a significant amount of potentially recoverable volumes not classified as proved plus probable reserves because of uncertainty in their recovery relating to extraction and upgrading assumptions, geological confidence, the status of both regulatory and Syncrude owner approvals, and the timeframe to develop. Syncrude's current remaining recoverable resource estimate of approximately nine billion barrels of synthetic crude oil (three billion barrels net to Canadian Oil Sands) includes volumes classified as proved plus probable reserves, as well as volumes in the current long range lease development plan and additional identified volumes of approximately one billion barrels which are not included in the current plan. Current oil prices may enable mining of higher cost ore than considered in Syncrude's current resource estimate. Resources are, by definition, inherently uncertain and there is no assurance that these resources will be economic and ultimately developed and produced. Guidelines for estimation of resources have not yet been provided by the COGEH.

Hedging

Canadian Oil Sands did not have any crude oil production hedged as of December 31, 2005.

Costs Incurred

The following table sets forth costs incurred by Canadian Oil Sands for the year ended December 31, 2005:

Property Acquisition Costs ($ millions)		Exploration Costs ($ millions)	Development Costs ($ millions)
Proved Properties	Unproved Properties		
Nil	Nil	Nil	899

Abandonment and Reclamation Costs

Canadian Oil Sands has abandonment and reclamation obligations relating to the Mine, Upgrader and related facilities. Canadian Oil Sands estimates the abandonment liability, net of salvage, for the mines with consideration given to the expected costs to abandon and reclaim the lands and extraction facilities on an undiscounted current cost basis to amount to $525 million for proved reserves and $665 million for proved plus probable reserves. No amounts are included with respect to the Upgrader and related facilities as these assets have indeterminate useful lives and the reclamation obligation cannot be reasonably determined. These estimates are based on prevailing industry conditions, regulatory requirements and past experience.

Our share of the present value of abandonment and reclamation costs that require recognition in our financial statements at December 31, 2005 is approximately $148 million. These liabilities relate to our 35.49 per cent working interest in the Syncrude future dismantlement costs and site restoration costs for the Base, North and Aurora North mines, but exclude Aurora South as no disturbance has yet occurred on that lease. Syncrude's Upgrader has an indeterminate useful life. Therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the Upgrader and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated. GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Tax Horizon

There is no after income tax economic analysis of Canadian Oil Sands since as a royalty trust, Canadian Oil Sands' income tax liability is transferred to individual trust Unitholders and therefore no tax is anticipated to be incurred or paid by Canadian Oil Sands other than Large Corporations Tax.

Production Estimates

A forecast of Canadian Oil Sands' production in the first year of forecast is presented below:

	Synthetic Crude Oil (million barrels)	
Reserves Category	Working Interest	After Royalty
Proved developed producing	31	27
Total proved	35	31
Total proved plus probable	38	34

Production History

The following table sets forth certain information in respect of production, product prices received, royalties and netbacks received by the Corporation for each quarter of its most recently completed financial year.

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Average Daily Sales (bbls/d)[1]	59,897	79,506	85,942	78,318	75,944
Realized Selling Price before Hedging[2]	$ 62.66	$ 67.35	$ 76.67	$ 71.14	$ 70.08
Currency Hedging Gains[2]	1.00	0.68	0.76	0.93	0.83
Net Realized Selling Price[2]	63.66	68.03	77.43	72.07	70.91
Operating Expenses[2]	(38.13)	(21.35)	(23.61)	(25.54)	(26.34)
Royalties[2]	(0.60)	(0.69)	(0.77)	(0.72)	(0.71)
Netback[2]	$ 24.93	$ 45.99	$ 53.05	$ 45.81	$ 43.86

Notes:

(1) The average daily volumes reported for 2005 represent Canadian Oil Sands' average daily sales, which differ from its average daily production volumes primarily due to in-transit pipeline volumes.

(2) Canadian dollars per barrel.

Reserve Life

Canadian Oil Sands' estimated reserve life index using reserves prepared by GLJ based on 2006 production guidance of 35.5 million barrels provided by Canadian Oil Sands is as follows:

	Reserves (Millions of barrels)	**Reserve Life Index**
Total Proved Reserves	1,013	28 years
Proved plus Probable Reserves	1,793	51 years

DISTRIBUTABLE INCOME

Unitholders of record on or about the last business day of each of January, April, July and October are entitled to receive cash distributions on the last working day of the following month in respect of the Unitholder distributions. Historically, the Trust has accrued the distribution made to Unitholders as a payable at each quarter end, even though the distribution was not declared and actually paid until the subsequent quarter. This resulted in Unitholders receiving a distribution in February of a given year but having the taxable portion of such distribution payment being treated as income for Canadian tax purposes for the prior tax year. Having considered market practise and having received advice from legal counsel, Canadian Oil Sands amended the Trust Indenture to allow, commencing with distribution payments in 2006, the Trust to distribute all income, less applicable expenses, received or expected to be received in a given quarter as a distribution to Unitholders and thereby to record such distribution in the quarter paid. As a result, the financial statements for the year ended December 31, 2005 do not reflect a distribution payable at December 31, 2005. The distribution that was declared on January 25, 2006 and payable on February 28, 2006 to holders of record on February 6, 2006 will be reflected in the financial statements for the three months ended March 31, 2006 rather than in the quarter ended December 31, 2005. This change in how Unitholder distributions are recorded has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments, nor does it impact Canadian Oil Sands' net income or funds from operations. Rather, it provides symmetry of Unitholders being taxed and receiving payment of a distribution in the same quarter. The Trust expects that this should eliminate some of the confusion that certain Unitholders previously had with regard to the timing and taxability of the distribution payment made in the first quarter of each year. A full copy of the current Trust Indenture can be found at www.cos-trust.com under corporate governance, or at www.sedar.com. In 2005, Unitholder distributions were comprised of the trust royalty payments, revenues from the GORR, interest income earned and debt repayments received by the Trust less the direct expenses of the Trust paid. Cash distributions paid to Unitholders are determined by the Corporation's Board of Directors, in their sole discretion, and will only be declared and paid if deemed prudent to do so.

At the discretion of the Corporation's Board of Directors, the Trust may also make cash distributions of the Trust's capital provided that such distributions are made out of funds that are in excess of amounts reasonably required to satisfy obligations of Canadian Oil Sands.

During normal operations when no major turnarounds are occurring, the production of SSB is generally consistent from month to month, but capital and other expenditures will generally occur in a less consistent manner. As a result, the Corporation has the right to hold back certain funds in the calculation of the trust royalty to allow it to meet cash requirements attributable to the working interest and to meet its ongoing obligations as a Participant.

The actual amount of the trust royalty received by the Trust from the Corporation depends on the quantity of oil produced, prices received, hedging contract receipts and payments, capital, operating and administrative expenses, Crown royalties, debt service charges, and changes to the utilization of expansion financing determined to be prudent by the Corporation. The Trust has advised that it intends to use funds from operations to repay debt to a target level of about $1.2 billion prior to using free cash flow to increase Unitholder distributions. Further information is contained in our 2005 MD&A under "Liquidity and Capital Resources" which section is incorporated herein by reference.

Distribution History

Payment Date	Amount per Unit
February 28, 2006	$1.00
November 30, 2005	$1.00
August 31, 2005	$0.50
May 31, 2005	$0.50
February 28, 2005	$0.50
November 30, 2004	$0.50
August 31, 2004	$0.50
May 31, 2004	$0.50
February 27, 2004	$0.50
November 28, 2003	$0.50
August 29, 2003	$0.50
May 30, 2003	$0.50
February 28, 2003	$0.50

DESCRIPTION OF CAPITAL STRUCTURE

General Description Structure

The Trust is authorized to issue up to 500,000,000 Units. Each Unit represents a beneficial interest in the Trust and entitles the holder to one vote per Unit and participation in any distributions or liquidation made by the Trust. At the annual general and special meeting held in April 2003, Unitholders approved the issuance by the Trust of convertible securities. As of March 15, 2006, there were no securities of the Trust created and issued other than Units. All Unitholders share equally in all distributions of the Trust. No conversion, retroaction or pre-emptive rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 per cent of the average closing price of the Units on the principal trading market for the previous 10 days and the closing market price on the date of tender for redemption. There is a limit of $250,000 per quarter for such redemptions.

Foreign Ownership

The trust indenture, under which the Trust was created, provides that no more than 49 per cent of the Units of Canadian Oil Sands Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund status to the Trust, which may significantly impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 per cent non-Canadian resident Unitholders.

In the third quarter of 2004, the federal government tabled draft legislation which restricted the level of foreign ownership of mutual fund trusts on a continuous monitoring basis to 50 per cent. We strongly opposed this legislation and viewed any restriction on accessing the larger international capital markets as harmful to the Canadian economy and unnecessary in light of the proposed implementation of a 15 per cent withholding tax on all distributions made to non-resident Canadian unitholders. Canadian Oil Sands is a member of The Canadian Association of Income Funds ("CAIF"). CAIF commissioned an independent study by HLB Decision Economics which has shown that, with the proposed 15 per cent withholding tax on distributions to non-residents, the revenue to the federal government is not materially decreased and in fact may be increased by having a higher level of foreign ownership in trusts. In addition, the resource industry has traditionally relied on foreign capital to complete the large capital programs necessary to harness the vast resources of our country. Following consultation between the federal government and industry, including discussions with representatives of Canadian Oil Sands and a number of other mutual fund trusts, investment bankers and members of the business community, the federal government implemented the 15 per cent withholding tax but left the current legislation regarding foreign ownership unchanged. In our view, the 15 per cent withholding tax on distributions made to non-residents places the federal government in a revenue neutral position. We plan to continue consultations with the federal government on our own and as part of industry groups such as CAIF with a view to having open access to global capital markets and thereby allowing higher levels of foreign ownership in trusts. Further information and discussion is contained in the MD&A under the heading "Foreign Ownership".

The Trust uses declarations from Unitholders and geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice.

Based on account data at February 6, 2006 Canadian Oil Sands estimates that approximately 33 per cent of our Units are held by non-Canadian residents with the remaining 67 per cent being held by Canadian residents. We will continue to monitor the non-resident ownership levels.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 per cent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 per cent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form, will need to complete a declaration.

If the level of non-Canadian resident ownership appears to be approximately 49 per cent or more, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident. In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

Rights Plan

A Unitholders rights plan for the Trust was approved by Unitholders in 2001 and Unitholders further approved an amended and restated plan in 2004 (the "Rights Plan").

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for Units and to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. Unitholders are advised that the Rights Plan may preclude their consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.

The effective date of the Rights Plan is April 26, 2004 and such Rights Plan has a ten year term. On May 11, 2001, one right (a "Right") was issued and attached to each Unit then outstanding and will continue to attach to each Unit subsequently issued.

The Rights will separate from the Units and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Units, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, (other than those held by the Acquiring Person), will permit the purchase of Units at a 50% discount to their market price. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Units, reported earnings per Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

A bidder may enter into lock-up agreements with Unitholders whereby such Unitholders agree to tender their Units to the takeover bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the Unitholder to withdraw the Units to tender to another takeover bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7%.

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Units issued from and after the effective date of the Rights Plan and are not to be transferable separately from the Units. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Units.

The requirements for a Permitted Bid include the following:

(a) the takeover bid must be made by way of a takeover bid circular;

(b) the takeover bid must be made to all Unitholders;

(c) the takeover bid must be outstanding for a minimum period of 60 days and Units tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Units held by Unitholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Unitholders"), have been tendered to the takeover bid and not withdrawn; and

(d) if more than 50% of the Units held by Independent Unitholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Units for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the takeover bid is made by a takeover bid circular to all holders of Units. Where the Board exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Trust made by a takeover bid circular to all holders of Units prior to the expiry of any other bid for which the Rights Plan has been waived.

The Board, with the prior approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Unit. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Unitholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Trust. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to unitholders as are considered appropriate.

Investment advisors, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Ratings

The Units of the Trust have a stability rating of SR-4. The debt securities of the Corporation, the main operating subsidiary of the Trust, were rated BBB+ with a negative outlook from Standard and Poor's and Baa2 with a negative outlook from Moody's Investor Service.

MARKET FOR SECURITIES

Price Range and Trading Volumes of Trust Units

The Units are listed for trading on the Toronto Stock Exchange ("TSX") and trade under the symbol COS.UN. The table below sets out the price ranges and volumes traded on the TSX during 2005.

Month	High ($/Unit)	Low ($/Unit)	Close ($/Unit)	Volume Traded (thousands)
January	78.50	62.10	73.62	5,461.8
February	84.50	71.62	84.25	6,040.8
March	86.50	77.02	82.25	6,785.1
April	92.75	77.56	80.35	6,165.6
May	86.60	72.01	80.01	4,910.8
June	94.40	80.28	90.10	4,769.2
July	106.50	91.00	104.00	4,399.2
August	127.50	102.80	127.50	7,179.5
September	129.66	121.17	128.45	5,116.1
October	134.73	100.67	111.00	8,246.1
November	128.70	104.01	126.00	5,734.3
December	143.00	122.06	126.00	6,561.9

DIRECTORS AND OFFICERS

The Trust has no directors, officers or employees. The following information pertains to the board of directors and officers of the Corporation as at March 15, 2006.

Directors

The following are the names, the province and country of residence of each director of the Corporation, their positions with the Corporation and principal occupations within the past five years and the year in which each first became a director of the Corporation.

Name and Province and Country of Residence	Position Held and Principal Occupation	Number of Units held as of February 22, 2006	Year First Became a Director
Marcel R. Coutu Alberta, Canada	President and Chief Executive Officer	37,191[3]	2001
E. Susan Evans, Q.C.[1][2] Alberta, Canada	Corporate Director	10,904	1997
The Right Honourable Donald F. Mazankowski[2] Alberta, Canada	Corporate Director and Business Consultant	8,468	2002
Wayne M. Newhouse[1] Alberta, Canada	Corporate Director	5,200	1996
Walter B. O'Donoghue, Q.C.[2] Alberta, Canada	Counsel, Bennett Jones LLP (law firm)	8,480	1995
C.E. (Chuck) Shultz[1] Alberta, Canada	Chairman, Canadian Oil Sands Limited, Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	18,702	1996
Wesley R. Twiss[1] Alberta, Canada	Corporate Director	7,294[4]	2001
John B. Zaozirny, Q.C.[2] Alberta, Canada	Counsel, McCarthy Tétrault LLP (law firm)	7,000	1996

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Includes 8,462 Units over which Mr. Coutu exercises control or direction.

(4) Includes 1,094 Units over which Mr. Twiss exercises control or direction.

Each of the Nominees has been engaged in the occupation set forth in the above table or similar occupations with the same employer for the last five years except: Mr. Coutu (who was Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001, and prior to that was Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada Pipelines Limited); Mr. Twiss (who was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from January 2000 to April 2002, and prior to that was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 to January 2000); and Mr. Newhouse (who was President of Morgas Ltd. from 2001 to 2005 and President of Newhouse Resource Management Limited from February 1995 to June 2001).

Mr. O'Donoghue is counsel to Bennett Jones LLP and Mr. Zaozirny is counsel to McCarthy Tétrault LLP, both of which firms provide legal services to Canadian Oil Sands from time to time.

Computershare Trust Company of Canada, the successor in interest to Montreal Trust Company of Canada, is the Trustee of the Trust. The Corporation does not have an executive committee. The Corporate Governance and Compensation Committee was formed in early 2002. Since the fall of 2003, the Audit Committee also has acted as the reserves committee of the Board.

The Audit Committee is comprised of the members listed below. The Board has determined that each member of the Audit Committee is an "independent" director and is "financially literate" under applicable securities policies. In considering criteria for the determination of financial literacy, the Board of Directors looked at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company as well as the director's past experience in reviewing or overseeing the preparation of financial statements. Beside each member's name is such person's education and experience relevant to such member's performance as an audit committee member.

Name	Relevant Education and Experience
Wesley R. Twiss (Chair)	Mr. Twiss has over 30 years experience in the oil and gas industry, including more than 10 years of which were in the position as chief financial officer of large public oil and gas companies which held or managed an interest in the Syncrude Joint Venture. Mr. Twiss is a member of the Audit Committee of Hydrogenics Corporation and of EPCOR and of the managing company of which KeySpan Facilities Income Fund owns 75 per cent. He is also a trustee of Enbridge Income Fund and a member of the Audit Committee of a subsidiary of such fund. He recently became a board member of Addax Petroleum Corporation. Given this background, Mr. Twiss has experience on both trust and financial issues. Mr. Twiss has an MBA from the University of Western Ontario and is a member of the Institute of Corporate Directors. He has completed the ICD Corporate Governance College Director Education Program.

Name	Relevant Education and Experience
E. Susan Evans, Q.C.	Ms. Evans has acted as a director on numerous boards of public and private entities which operated in the areas of oil and gas, utility, banking, government and charities. Ms. Evans was a former Chair of the Audit Committee for the Province of Alberta, is a member of the Audit, Risk and Finance Committee of Enbridge Inc. and was a member of the Audit Committee of Anderson Exploration Ltd. and the Chair of the Audit Committee of Canadian Oil Sands prior to and immediately following the merger with Canadian Oil Sands Trust and Athabasca Oil Sands Trust in 2001. She was also a Commissioner of the Alberta Financial Review Commission. Ms. Evans has completed an MBA level accounting course at Edinburgh Business School, Heriot-Watt University, and has completed the Ivey League Executive Program at the Richard Ivey School of Business.
C.E. (Chuck) Shultz	Mr. Shultz has acted on the boards and audit committees of several public and private entities including Newfield Exploration and Enbridge Inc. He was the former Vice Chairman of the University of Calgary and Chair of the Audit Committee of the University of Calgary. Mr. Shultz was the former Chief Executive Officer of Gulf Canada Ltd. He has over 30 years of experience in the oil and gas sector and has completed the Advanced Management Program at Harvard Business School and has completed the ICD Corporate Governance College Director Education Program and has received the ICD designation.
Wayne M. Newhouse	Mr. Newhouse has acted in various director and executive capacities for a number of private and public entities, primarily in the oil and gas sector. In particular, he was the former Chair of the Audit Committee of Progas Ltd. and currently is a director and Chair of the Reserves Audit Committee of Petrofund Energy Trust. Mr. Newhouse also serves as a director and member of the audit committee of E-T Energy Limited. Mr. Newhouse has also completed an Alexander Hamilton Institute two year business program and Investment Dealer Association courses as well as the Financial Literacy for Directors course.

The terms of reference for the Audit Committee are contained in Schedule B of the Trust's management proxy circular dated March 10, 2006, which terms of reference are incorporated herein by reference. As part of such terms of reference, the Audit Committee has adopted procedures relating to the engagement of non-audit services.

The Audit Committee has restricted the auditors from providing any services that could reasonably be seen as functioning in the role of management, auditing their own work or acting as an advocate role for Canadian Oil Sands. In particular, the external auditor is not to provide bookkeeping functions, actuarial or appraisal services (other than related to tax services), internal audit, human resources, or legal services (other than for French translation services). The Audit Committee has defined what constitutes audit services, audit related services, tax services and other services. Except in relation to audit services, amounts over $25,000 require the pre-approval of the Audit Committee. However, all of the services provided and the amounts paid, regardless of their magnitude, must be disclosed to the Audit Committee at the Audit Committee meeting immediately following such engagement. If any of the services (other than audit services) are over $25,000, such services must be pre-approved by the Audit Committee or the Chair of the Audit Committee.

Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and its directors and officers. The following table identifies each of the officers of the Corporation, as at March 15, 2006, their province and country of residence, their current office, and their principal occupations for the five-year period preceding December 31, 2005.

Name and Province and Country of Residence	Current Office	Five Year History of Principal Occupations	Number of Units held as of February 22, 2006
C.E. (CHUCK) SHULTZ Alberta, Canada	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation)	18,702
MARCEL R. COUTU Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation; prior thereto, Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada PipeLines Limited	37,191[(1)]
ALLEN R. HAGERMAN, F.C.A. Alberta, Canada	Chief Financial Officer	Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 2003 to May 2003; Vice President and Chief Financial Officer of Fording Inc. from June 2001 to March 2003 and Vice President, Finance and Accounting and Secretary of Fording Inc. from 1996 to 2001	10,275
TREVOR R. ROBERTS, Alberta, Canada	Chief Operations Officer	Vice President, Operations of Suncor, Inc. from 1997 to May 2005	200
TRUDY M. CURRAN Alberta, Canada	General Counsel and Corporate Secretary	Corporate Secretary of the Corporation from November 2001 to May 2002; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002; Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001; and prior thereto, Associate General Counsel and Assistant Corporate Secretary, Canadian Airlines Corporation	2,580
RYAN M. KUBIK Alberta, Canada	Treasurer	Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation	2,329

Name and Province and Country of Residence	Current Office	Five Year History of Principal Occupations	Number of Units held as of February 22, 2006
LAUREEN C. DUBOIS Alberta, Canada	Controller	Manager, Accounting of the Corporation from November 2002 to January 2004; Senior Accountant, EnCana Corporation November 2001 to October 2002; Assistant Manager, Group Accounting, Canadian Pacific Limited from January 2000 to October 2001 and prior thereto, Senior Associate, Deloitte and Touche	361[(2)]

Notes:

(1) Includes 8,462 Units over which Mr. Coutu exercises control or direction.

(2) Includes 10 Units over which Ms. DuBois exercises control or direction.

As of February 22, 2006, the Directors and Officers of Canadian Oil Sands, as a group, beneficially own, directly or indirectly, or exercise control or direction over 118,984 Units of the Trust, representing less than one per cent of the issued and outstanding units of the Trust.

FEES PAID TO AUDITORS

Reference is made to the information under the heading "Appointment of Auditor" on page 4 of Canadian Oil Sands' Management Proxy Circular dated March 10, 2006 for information regarding fees paid by Canadian Oil Sands to its auditors for the last two completed fiscal years, which information is incorporated by reference into this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Annual Information Form or in a prior information circular, no "informed person" (as defined in National Instrument 51-102), nor any insider of the Trust or the Corporation, nor the Trustee, nor any person nominated for election as a director of the Corporation, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of the Trust since the commencement of the Trust's last financial year or in any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries. Copies of prior information circulars of the Trust may be accessed at the website for the "System for Electronic Data Analysis and Retrieval" maintained by the Canadian Securities Administrators at www.sedar.com.

Computershare Trust Company of Canada acts as both Trustee and the transfer agent for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding COSL Shares.

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party or of which any of our property is the subject, nor are there any proceedings known by us to be contemplated that involves a claim for damages exceeding ten per cent of our current assets, other than the claims by John S. Rendall against Syncrude

(Canada), Inc., Suncor Inc., Shell (Canada) Inc., Exxon-Mobil, Inc., Deutsche Bank, AG, Raymond and Rawl (Exxon), Bob Pitmann, Al Hyndman, Helmar Kopper and Merrill Lynch and the claim by W. Jack Butler against us, Syncrude (Canada), Inc., Deutsche Morgan Grenfell, Inc., Exxon-Mobil Corporation, Deutsche Bank, AG and Merrill Lynch, Pierce Fenner and Smith, Inc., both recently dismissed by the Second Judicial District Court, County of Bernalillio, New Mexico, USA and subsequently appealed by the Plaintiffs. The total amount of the claims is $21.5 billion (which would be net 7.6 billion to the Trust if the entire amount was awarded against Syncrude) plus unquantified damages and involves an allegation that Syncrude (Canada) Inc. and various other defendants caused the bankruptcy of Solv-EX. The claims involve allegations of breach of contract, fraud, aiding and abetting tortuous conduct, interference with economic advantage, breach of fiduciary duty, aiding and abetting such breaches, breach of trust, conspiracy under U.S. racketeering statutes and anti-trust law, intentional infliction of emotional distress and malicious abuse of process. The claims against Syncrude (Canada) Inc. were dismissed but the Plaintiffs have appealed such dismissals. The appeals are now before the New Mexico Appeals Court and a decision is anticipated in 2006.

TRANSFER AGENT AND REGISTRARS

Computershare is our trustee, transfer agent and registrar. They may be contacted at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598 and have offices in Vancouver, Calgary, Toronto, Montreal, and Halifax.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP

The Trust's auditors are PricewaterhouseCoopers LLP, Chartered Accountants ("PwC"), who have prepared an independent auditors' report dated January 25, 2006 in respect of the Trust's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2005 and 2004. PwC has advised that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

GLJ Petroleum Consultants Ltd.

In July 2005, the Board appointed GLJ as the independent reserves evaluator for Canadian Oil Sands. The partners and associates of GLJ, as a group, own, directly or indirectly, less than one per cent of the outstanding Units.

ADDITIONAL INFORMATION

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Trust's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Trust's Management Proxy Circular dated March 10, 2006, which relates to the Annual and Special Meeting of Unitholders to be held on April 25, 2006. Additional financial information is provided in the Trust's consolidated comparative audited financial statements and notes thereto for the year ended December 31, 2005.

When securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, copies of the following documents may be obtained by contacting:

Canadian Oil Sands Trust
c/o Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Telephone (403) 218-6240
Facsimile (403) 218-6210

Attention: General Counsel and Corporate Secretary

1) one copy of the Trust's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

2) one copy of the Trust's comparative consolidated financial statements for its most recently completed financial year, together with the accompanying auditors' report and one copy of any interim consolidated financial statements of the Trust filed subsequent to its most recently completed financial year;

3) one copy of the Trust's most recent Management Proxy Circular; and

4) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus and are not required to be provided under paragraphs (1), (2) or (3) above.

At any time, copies of the documents referred to in paragraphs (1) to (4) above may be obtained upon request from the General Counsel and Corporate Secretary, provided that, if the request is made by a person who is not a Unitholder of the Trust, payment of a reasonable charge for such copies may be required.

Form 52-109FT1 – Certification of Annual Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 22, 2006

Marcel R. Coutu
President and Chief Executive Officer

Form 52-109FT1 – Certification of Annual Filings

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 22, 2006

Allen R. Hagerman
Chief Financial Officer

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Tuesday, April 25, 2006

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of trust units of Canadian Oil Sands Trust (the "Trust") will be held in the Chambers Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on Tuesday, April 25, 2006, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2005, together with the auditor's report thereon;

2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "Corporation") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

4. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect all such nominees as directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation;

5. to consider and, if deemed appropriate, to pass with or without variation, a special resolution, the complete text of which is set out in the accompanying Management Proxy Circular, approving and authorizing a Unit split and authorizing amendments to the Trust Indenture which permit that Unit split and which also allow future Unit splits by the Corporation as deemed appropriate and approved by the directors thereof, all as more fully described and set forth in the accompanying Management Proxy Circular;

6. to consider and, if deemed appropriate, to pass with or without variation, a special resolution, the complete text of which is set out in the accompanying Management Proxy Circular, approving and authorizing certain amendments to the Trust Indenture regarding foreign ownership constraints, all as more fully described and set forth in the accompanying Management Proxy Circular;

7. to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution, re-appointing Computershare Trust Company of Canada as trustee of the Trust for an additional three year term commencing on the Meeting date and expiring immediately following the annual meeting of Unitholders in 2009, at a remuneration to be fixed by the Corporation and approved by the directors thereof; and

8. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 10, 2006.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Management Proxy Circular dated March 10, 2006 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined here have the meanings given to such terms in the Management Proxy Circular.

Only persons registered as holders of trust units on the records of the Trust as of the close of business on March 6, 2006 are entitled to receive notice of, and to vote or act at, the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than twenty four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

**Annual and Special Meeting of Unitholders
to be held on April 25, 2006**

NOTICE OF MEETING
and
MANAGEMENT PROXY CIRCULAR

March 10, 2006

TABLE OF CONTENTS

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Tuesday, April 25, 2006

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of trust units of Canadian Oil Sands Trust (the "Trust") will be held in the Chambers Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta on Tuesday, April 25, 2006, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2005, together with the auditor's report thereon;

2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "Corporation") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

4. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect all such nominees as directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation;

5. to consider and, if deemed appropriate, to pass with or without variation, a special resolution, the complete text of which is set out in the accompanying Management Proxy Circular, approving and authorizing a Unit split and authorizing amendments to the Trust Indenture which permit that Unit split and which also allow future Unit splits by the Corporation as deemed appropriate and approved by the directors thereof, all as more fully described and set forth in the accompanying Management Proxy Circular;

6. to consider and, if deemed appropriate, to pass with or without variation, a special resolution, the complete text of which is set out in the accompanying Management Proxy Circular, approving and authorizing certain amendments to the Trust Indenture regarding foreign ownership constraints, all as more fully described and set forth in the accompanying Management Proxy Circular;

7. to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution, re-appointing Computershare Trust Company of Canada as trustee of the Trust for an additional three year term commencing on the Meeting date and expiring immediately following the annual meeting of Unitholders in 2009, at a remuneration to be fixed by the Corporation and approved by the directors thereof; and

8. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 10, 2006.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Management Proxy Circular dated March 10, 2006 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined here have the meanings given to such terms in the Management Proxy Circular.

Only persons registered as holders of trust units on the records of the Trust as of the close of business on March 6, 2006 are entitled to receive notice of, and to vote or act at, the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than twenty four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

CANADIAN OIL SANDS TRUST

2500 First Canadian Centre
350 -7th Avenue S.W.
Calgary, Alberta
T2P 3N9

MANAGEMENT PROXY CIRCULAR

Relating to the Annual and Special Meeting of Unitholders
to be held on Tuesday, April 25, 2006

To assist you in understanding this Circular, we have used the following terms:

"Canadian Oil Sands" or **"We"** is the Trust and its subsidiaries.

"CGC" is the Corporate Governance and Compensation Committee of the Board of Directors of the Corporation.

"Circular" is this Management Proxy Circular.

"Corporation" is Canadian Oil Sands Limited, which is both the manager of the Trust and a subsidiary of the Trust.

"Management" is the management of Canadian Oil Sands Limited.

The **"Trust"** is Canadian Oil Sands Trust.

"Trust Indenture" is the Amended and Restated Trust Indenture dated December 20, 2005, as further amended.

"Trustee" or **"Computershare"** is Computershare Trust Company of Canada, the entity appointed as trustee of the Trust and is also the transfer agent for the Units.

"Units" are the trust units of Canadian Oil Sands Trust.

"You" or **"Unitholder"** means a person who holds units in the Trust.

All references to $ in this circular are to Canadian dollars unless stated otherwise.

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation of proxies on behalf of the Trustee by the Management of the Corporation pursuant to the terms of the Management Agreement between the Corporation and the Trust dated July 5, 2001, as amended, for use at the Annual and Special Meeting (the "Meeting") of the Unitholders of the Trust to be held on Tuesday, April 25, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting"), and at any adjournment thereof. In order to be voted at the Meeting or any adjournment thereof, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than twenty-four (24) hours before the Meeting or adjournment thereof.

Costs and Manner of Solicitation

Proxies in the enclosed form are solicited by Management. Solicitation of proxies will be primarily by mail, but directors, officers and employees of the Corporation may, without special compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication. We also have retained Valiant Trust Company ("Valiant") to act as proxy solicitation and information agent to assist in the solicitation of proxies for the Meeting. We are paying Valiant a fee of $15,000 plus reimbursement of certain out-of-pocket expenses for this proxy solicitation. The cost of this solicitation of proxies and the preparation and mailing of this Circular will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

If you wish to have your Units voted at the Meeting by proxy, you must submit a properly completed instrument of proxy to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, a properly completed instrument of proxy must be received by the Trustee not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

You are only entitled to receive notice of, and to vote or act at, the Meeting or any adjournment thereof if you were a Unitholder of record at the close of business on March 6, 2006 (the "Record Date"). If you became a Unitholder after the Record Date, you cannot vote at the Meeting or any adjournment thereof.

If you want to appoint a proxy, you must do so in a written document appointing a proxy and the document must be executed by you or by your duly authorized attorney in writing. If you are a corporation, the document must be under corporate seal by your duly authorized officer or attorney. An instrument of proxy signed by a person acting as attorney or in some other representative capacity should expressly reflect such capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing his or her qualification and authority to so act.

The persons designated in the enclosed form of proxy furnished by Management are directors and officers of the Corporation. If you are entitled to vote at the Meeting, you may appoint a person other than those named in the enclosed form of proxy to attend and act for and on behalf of you at the Meeting or any adjournment thereof. To exercise this right, you must insert the name of the person you want to represent you (who does not need to be a Unitholder) in the blank space provided in the enclosed form of proxy and submit such form in the manner described above, or submit another appropriate instrument of proxy.

Revocation of Proxy

If you have submitted a form of proxy, you may revoke it at any time prior to the exercise of that proxy by depositing an instrument in writing executed by you or your attorney or authorized agent, either with Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or prior to the commencement of the adjourned meeting. Upon making either such deposits, your prior proxy is revoked. You may also revoke a previously given proxy by personally attending the Meeting and voting your Units in person, or in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they have been appointed nominee in accordance with the directions of the Unitholders appointing them. In the absence of such direction, the Units represented by valid instruments of proxy executed in favour of the Management designees and deposited in the manner described above will be voted "FOR" all matters identified in the Notice of Meeting.

The enclosed form of proxy gives the nominees named in the proxy form discretionary authority regarding any amendments or variations of the matters identified in the proxy and Notice of Meeting. The proxy form also gives the nominees discretion and any authority to act on any other matters that may properly come before the Meeting or any adjournment thereof. At the time of mailing of this Circular, neither the Trustee nor Management knows of any such amendments, variations or other matter.

Advice to Beneficial Holders of Units

The information set forth in this section is very important to you if you do not hold Units in your own name. If you hold Units through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to in this section as "Beneficial Holders"), you should note that only proxies deposited by persons whose names appear on the records of the Trust as the registered holders of Units will be recognized and acted upon at the Meeting.

Units that are listed in an account statement provided to you by a broker are probably not registered in your own name on the records of the Trust. Such Units are more likely to be registered in the name of your broker or an agent of that broker. In Canada, most such Units are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Units held by brokers or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers and other intermediaries are prohibited from voting Units for their clients. You should ensure that instructions regarding the voting of your Units are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of Unitholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your Units are voted at the Meeting. In some cases, the form of proxy or voting instruction form provided to you by or on behalf of your broker or other intermediary is very similar, even identical, to the enclosed form of proxy being solicited by Management. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to vote on your behalf. Most brokers now delegate responsibility for obtaining voting instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies voting instruction forms, mails those forms to you and asks you to return the forms to ADP or follow specified telephone or internet-based voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Units to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use that form to vote your Units directly at the Meeting, but must instead return the voting instruction form to ADP or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such Units voted at the Meeting on your behalf.**

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend the Meeting as proxyholder for the registered holder and vote your Units in that capacity. If you wish to attend the Meeting and indirectly vote your own Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy or voting instruction form provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Unit entitles the holder of the Unit to one vote on all matters coming before the Meeting. Only Unitholders of record as of the close of business on the Record Date (March 6, 2006) are entitled to receive notice of the Meeting. As at the date hereof, there are 92,832,690 Units issued and outstanding.

If you are shown as a Unitholder on the Unitholder list kept by Computershare on the Record Date, you will be entitled to vote at the Meeting or any adjournment thereof on the basis of one vote for each Unit shown opposite your name on the Trust's register of Unitholders even if you dispose of your Units after the Record Date.

No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of the Corporation (the "COSL Shares"). There are no other shares of the Corporation issued and outstanding.

To the knowledge of Computershare, the Corporation, and the Corporation's directors and senior officers: (a) no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Units; and (b) CDS & Co., a Canadian depository for securities, is the only entity shown on the Trust's register of Unitholders to be the registered holder of more than 10% of the issued and outstanding Units. As at February 22, 2006, to the knowledge of the Trustee and the Corporation, the directors and officers of the Corporation hold, in the aggregate, 118,984 Units, representing less than 1% of the issued and outstanding Units.

FINANCIAL STATEMENTS

The annual consolidated financial statements of the Trust for the fiscal year ended December 31, 2005, together with the auditor's report thereon, are being sent concurrently to you with this Circular as part of the 2005 Annual Report. No formal action will be taken at the Meeting to approve the financial statements. In accordance with applicable law, the lead audit partner for the Trust is rotated every five years. The Trust Indenture only requires that the financial statements be sent to you in advance of the Meeting. If you have questions regarding such financial statements, you may ask your questions at the Meeting.

APPOINTMENT OF AUDITOR

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed auditor of the Trust and the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the Corporation's directors. PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust ("COST"), and was appointed as the auditor of the Trust and the Corporation's predecessors in July and August 2001. In accordance with applicable law, the lead and concurring audit partner for the Trust is rotated every five years. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2004 and 2005 were as follows:

Fees Descriptions	2005	2004
Audit	$203,000	$170,000
Audit Related	$14,000	$53,000
Tax	$167,000	$216,000
All Other	Nil	Nil

Audit related services primarily related to the provision of comfort letters and compilation reports issued as the auditor in relation to various debt and equity financings of Canadian Oil Sands. Most of the tax services related to tax return filings and assessments.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to: (a) approve the reappointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year; and (b) direct the Trustee to vote the COSL Shares in favour of the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year, in each case at a remuneration to be fixed by the Corporation and approved by the Corporation's directors.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

ELECTION OF DIRECTORS

Board Composition

The Corporation currently has a board of directors (the "Board" or "Board of Directors") consisting of eight members, all of whom but one (the President and Chief Executive Officer of the Corporation) are independent. The Trustee, as the direct holder of all of the COSL Shares, is the only party entitled to directly cast votes for the election of directors.

The Board of Directors is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than five nor more than 10 directors. In addition, the articles of the Corporation currently allow the Board of Directors of the Corporation to appoint one additional director between meetings of Unitholders. By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at eight. The Corporate Governance and Compensation Committee ("CGC") of the Board considered the skills and attributes necessary or desirable for members of the Board to have in order to effectively govern the Trust given the nature of the Trust's business and its size in terms of revenues, market capitalization and number of employees as well as the decision to internalize the marketing department. The CGC then considered the skills and experience as well as the ages of its current Board members as well as those of various external candidates. The CGC has historically looked to other Board members and their contacts in the industry to identify potential new candidates but has also considered using third party search firms in this regard. The Board determined that the current membership was sufficient to allow the Board to operate in a prudent and effective manner at the current time. Having eight directors allows delegation of certain matters that require more in-depth oversight and analysis to be handled by committees of the Board of an appropriate size and composition. However, given the increased focus on financial reporting and analysis, the additional marketing functions to be assumed by the Corporation by the end of 2006 and the increased time commitments and responsibilities that recent legislation and legislative proposals have placed on boards, and on audit committees in particular, the Board may find that an additional director with financial experience who could serve on both the Board and the Audit Committee may be needed prior to 2007 and, in that regard, may exercise the Board's right to add one additional director between annual general meetings of Unitholders. Each of the persons listed below is proposed to be nominated as a director of the Corporation to serve until the next annual meeting of Unitholders of the Trust or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.

Nominees

The eight individuals identified in the table below (the "Nominees") are proposed by the Trustee, on behalf of the Trust, for election as directors of the Corporation, to serve until the next annual meeting of the shareholders of the Corporation or until their successors are duly elected or appointed. If any vacancies occur in the slate of such Nominees because any Nominee is unable or not willing to serve, the discretionary authority conferred by the enclosed form of proxy will be exercised to grant approval to the Trustee to vote the COSL Shares for the election as director of such other person or persons as may be nominated by the Trustee. In this regard, the Trustee will nominate such person or persons as may be selected by the Corporation.

The names of the Nominees, their province and country of residence, their current principal occupations, the year in which each first became a director of the Corporation or one of its predecessor companies, and the number of Units beneficially owned or over which control or direction is exercised by each such Nominee as at February 22, 2006, are as follows:

Name and Province and Country of Residence	Year First Became a Director	Current Principal Occupation	Independent	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at February 22, 2006
MARCEL R. COUTU Alberta, Canada	2001	President and Chief Executive Officer, Canadian Oil Sands Limited	No(1)	37,191(2)
E. SUSAN EVANS, Q.C.(3)(4) Alberta, Canada	1997	Corporate Director	Yes	10,904
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI(4) Alberta, Canada	2002	Corporate Director and Business Consultant	Yes	8468
WAYNE M. NEWHOUSE(3) Alberta, Canada	1996	Corporate Director	Yes	5,200
WALTER B. O'DONOGHUE, Q.C.(4) Alberta, Canada	1995	Corporate Director	Yes	8,480
C.E. (CHUCK) SHULTZ(3) Alberta, Canada	1996	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	Yes	18,702
WESLEY R. TWISS(3) Alberta, Canada	2001	Corporate Director	Yes	7,294 (5)
JOHN B. ZAOZIRNY, Q.C.(4) Alberta, Canada	1996	Counsel, McCarthy Tétrault LLP (law firm)	Yes	7,000

Notes:

(1) Mr. Coutu is the President and Chief Executive Officer of the Corporation and therefore is a non-independent director.

(2) Includes 8,462 Units over which Mr. Coutu exercises control or direction.

(3) Member of the Audit Committee.

(4) Member of the CGC.

(5) Includes 1,094 Units over which Mr. Twiss exercises control or direction.

The biographies of the current Directors who are standing for renomination are contained on our website at www.cos-trust.com/corporate information/directors and can also be found in our annual report for 2005.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to direct the Trustee to vote the COSL Shares so as to elect as directors of the Corporation all of the Nominees identified above, and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the Corporation.

SPECIAL MATTERS TO BE CONSIDERED AT THE MEETING

Unit Split

a) Background and Summary of Proposed Amendment

Management proposes seeking Unitholder approval to split the Units on a five-to-one basis and to amend the Trust Indenture to allow the Board of Directors in the future to affect further Unit splits without seeking Unitholder approval in advance. Corporations governed by the *Canada Business Corporations Act* have this ability embedded in the legislation governing Canadian corporations. As the *Trust Act* (Alberta), which governs the Trust, does not have such a provision, the equivalent provision needs to be included in the Trust Indenture. The specifics of the proposed amendment allowing this split of Units on a five-to-one basis and allowing further splits in the future are set out on Schedule A attached hereto as Part I (together, the "Split Amendments").

Management and the Board believe that having a greater number of Units at a reduced price per Unit will enhance liquidity, increase investor interest in the Trust and our business, and bring the trading price of the Units into a more accessible range for retail investors. Accordingly, the Board and Management recommend amending the Trust Indenture to allow for splits of Units at any time that the Board, acting in good faith, deems it prudent to make such a split. In particular, the Board of Directors and Management believe that the current trading price of the Units restricts investment by certain individuals and proposes, subject to Unitholder and regulatory approval, to split the Units on a five-to-one basis.

If approved, all Unitholders on the record date for the split will be issued four additional Units for each Unit they hold on that date. As a result, you will have five times as many Units after the split is completed. The Board has set May 3, 2006 (or any earlier or later date necessary to comply with the requirements of any stock exchange or regulatory authority) as the record date for the unit split (the "Split Date").

If you hold Units registered in your name, **please keep your current Unit certificate**. Around May 7, 2006 (the "Mailing Date"), Computershare will issue and send you another Unit certificate for the additional Units you are entitled to after the split.

If your Units are registered in the name of a nominee (a bank, trust company, securities broker, trustee or other), you do not need to do anything – the additional Units you are entitled to after the split will be added to your account automatically as of the opening of business three trading days after the Split Date.

Under the Toronto Stock Exchange ("TSX") rules, the Units will begin trading on a post-split basis at the opening of business on the second trading day preceding the Split Date (e.g. on May 1, 2006 assuming a Split Date of May 3, 2006).

The split of the Units will not change any of your rights as a Unitholder. After the split, each Unit will continue to be entitled to one vote and will be fully paid and non-assessable. As a result of the split, there will be certain consequential amendments to outstanding rights and options to acquire Units and to the Trust's Unit-based incentive compensation programs to preserve, proportionally, the rights of the holders of outstanding rights and options and of participants in the stock-based incentive compensation programs.

To determine any gain or loss on Units you dispose of after the Split Date, you will have to proportionately reduce the adjusted cost of Units held to reflect the increased number of Units held after giving effect to the split. As an example, if you had 100 Units at an adjusted cost base of $50 each, after the split you would have 500 Units with an adjusted cost base of $10 each.

The Trust has been advised by outside legal counsel that, under existing Canadian income tax law, and taking into account all published proposals for its amendment, the proposed split of Units and the amendment to the Trust Indenture to reflect the split (which increases the number of units by 500%) will not result in taxable income or any gain or loss to Unitholders. Unitholders may wish to consult their tax advisors to determine the proper adjusted cost base of their Units after the split.

The Trust has been advised by outside legal counsel that, under existing U.S. federal income tax law, the proposed split of Units and the amendment to the Trust Indenture to reflect the split will not generally result in taxable income or in any gain or loss to the Unitholders. The amount paid for (that is, the tax basis of) the existing Units will generally be allocated proportionately to the total Units held after the split. This results in a tax basis for each Unit that is 20% of the tax basis of the Units held just before the split. A Unitholder's holding period for Units received in the split will include the period for which the Unitholder has held his or her existing Units. Other rules may apply to Unitholders of two or more lots of Units or Unitholders who are subject to special provisions under the U.S. *Internal Revenue Code*. Those Unitholders should consult their tax advisors to determine the proper method for allocating the tax basis and to determine the holding period for each of their Units. The foregoing discussion addresses only the U.S. federal income tax consequences of the current transaction and does not address the U.S. federal income tax consequences of other splits that may occur in the future. The foregoing discussion also does not address the U.S. federal income tax consequences of holding and disposing of Units.

b) Unitholder Approval

At the Meeting, Unitholders will be asked to consider and, if thought fit, pass the special resolution set out below authorizing the Trust to split the outstanding Units on a five-to-one basis and amending the Trust Indenture to allow the Board of Directors to effect such a split and to authorize and effect further splits in the future, if deemed advisable:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amendments to the Amended and Restated Trust Indenture of the Trust dated as of December 20, 2005, as amended (the "Trust Indenture") as described in the Management Proxy Circular of the Trust dated March 10, 2006 under the heading "Special Matters to be Considered at the Meeting – Unit Split" (hereinafter referred to as the "Split Amendments") be and are hereby approved and authorized.

2. Computershare Trust Company of Canada (the "Trustee"), as trustee of the Trust, and Canadian Oil Sands Limited (the "Corporation"), as manager of the Trust, be and are hereby authorized to make the Split Amendments, in whole or in part, and all such further and consequential amendments to the Trust Indenture and any other relevant agreements and to cause all such agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and to fully carry out the intent of this Special Resolution, in each case at such time or times as the Trustee and the Corporation shall consider necessary or desirable.

3. Without limiting the generality of the foregoing:

   (a) the Trustee and the Corporation be and are hereby authorized to execute and deliver, at such time or times as the Trustee and the Corporation shall consider necessary or advisable, one or more amending agreements to the Trust Indenture, or amended and restated trust indentures, incorporating the Split Amendments to be implemented at the time pursuant to this Special Resolution, and the execution and delivery thereof shall evidence approval of such Split Amendments and the amending agreement or amended and restated trust indenture pursuant to this Special Resolution; and

   (b) any director or officer of the Corporation be and is hereby authorized to execute and deliver, for and on behalf of the Trust or the Corporation or as may otherwise be required, such other agreements, instruments or other documents (including an amending agreement to the Trust Indenture or an amended and restated trust indenture) and take such other actions as such director or officer may determine to be necessary or advisable to give effect to and to fully implement and carry out the intent of this Special Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, instruments or other documents or the taking of any such action.

4. Notwithstanding the passing of this Special Resolution by the Unitholders, the Board of Directors of the Corporation may at any time and from time to time hereafter revoke this Special Resolution with respect to all or any of the Split Amendments (or, if some of the Split Amendments have already been implemented at the time of revocation, all or any of the Split Amendments that have not been implemented), without further approval of the Unitholders, if it determines, in its sole and absolute discretion, that such revocation is in the best interests of the Unitholders.

To be approved, the foregoing special resolution must be passed by the affirmative votes of the holders of not less than 66⅔% of the Units represented at the Meeting and voted on a poll upon such resolution. To properly transact the special business to come before the Meeting, a quorum of two or more persons (either represented in person or by proxy) must be present representing no less than 20% of the aggregate number of outstanding Units entitled to vote at the Meeting.

c) Recommendation of the Board

The Board and Management unanimously recommend that Unitholders vote FOR approval of the special resolution approving the Split Amendment to the Trust Indenture, including the division of the Units on a five-to-one basis. The persons named in the enclosed Proxy intend to vote FOR this matter unless the Unitholder instructs otherwise. The Trust has been advised that the directors and senior officers intend to vote units held by them in favor of this resolution.

Amendment to Foreign Ownership Provisions

a) Background and Summary of Amendments to Trust Indenture

The Trust Indenture currently limits the number of Units that non-residents of Canada may hold to not greater than 49% of the outstanding Units (the "Ownership Threshold"). While this provision is intended to allow the Trust to qualify as a mutual fund trust under Canadian federal income tax legislation, the Board of Directors and Management believe that the Trustee should have the flexibility to permit the number of Units held by non-residents of Canada to exceed the Ownership Threshold if Canadian legislation or legal advice regarding the ability of the Trust to be a mutual fund trust without this restriction changes or if the Board or Directors is otherwise satisfied that the restriction is not necessary in order to remain a mutual fund trust. Accordingly, Management and the Board propose amending the Trust Indenture to allow the Board of Directors to determine where it is in the best interests of Unitholders, having considered among other things, legal advice or a change in legislation, to no longer enforce the Ownership Threshold and instead, upon prior public notice to Unitholders, implement different ownership restrictions, all so long as the Trust continues to comply with the legislative requirements to qualify as a mutual fund trust.

The text of the suggested amendments to the Trust Indenture are contained in Part II of the Schedule A attached hereto (the "Ownership Amendments").

b) Unitholder Approval

At the Meeting, the Unitholders will be asked to approve the following special resolution relating to approval and authorization of the proposed Ownership Amendments.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amendments to the Amended and Restated Trust Indenture of the Trust dated as of December 20, 2005, as amended (the "Trust Indenture"), as described in the Management Proxy Circular of the Trust dated March 10, 2006 under the heading "Special Matters to be Considered at the Meeting – Amendment to Foreign Ownership Provisions" relating to the Ownership Amendments (as defined in the Management Proxy Circular) be and are hereby approved and authorized.

2. Computershare Trust Company of Canada (the "Trustee"), as trustee of the Trust, and Canadian Oil Sands Limited (the "Corporation"), as manager of the Trust, be and are hereby authorized to make the Ownership Amendments, in whole or in part, and all such further and consequential amendments to the Trust Indenture and any other relevant agreements and to cause all such agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and to fully carry out the intent of this Special Resolution, in each case at such time or times as the Trustee and the Corporation shall consider necessary or desirable.

3. Without limiting the generality of the foregoing:

   (a) the Trustee and the Corporation be and are hereby authorized to execute and deliver, at such time or times as the Trustee and the Corporation shall consider necessary or advisable, one or more amending agreements to the Trust Indenture, or amended and restated trust indentures, incorporating the Ownership Amendments to be implemented at the time pursuant to this Special Resolution, and the execution and delivery thereof shall evidence approval of such Ownership Amendments and the amending agreement or amended and restated trust indenture pursuant to this Special Resolution; and

(b) any director or officer of the Corporation be and is hereby authorized to execute and deliver, for and on behalf of the Trust or the Corporation or as may otherwise be required, such other agreements, instruments or other documents (including an amending agreement to the Trust Indenture or an amended and restated trust indenture) and take such other actions as such director or officer may determine to be necessary or advisable to give effect to and to fully implement and carry out the intent of this Special Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, instruments or other documents or the taking of any such action.

4. Notwithstanding the passing of this Special Resolution by the Unitholders, the Board of Directors of the Corporation may at any time and from time to time hereafter revoke this Special Resolution with respect to all or any of the Ownership Amendments (or, if some of the Ownership Amendments have already been implemented at the time of revocation, all or any of the Ownership Amendments that have not been implemented), without further approval of the Unitholders, if it determines, in its sole and absolute discretion, that such revocation is in the best interests of the Unitholders.

To be approved, the foregoing special resolution must be passed by the affirmative votes of the holders of not less than 66⅔% of the Units represented at the Meeting and voted on a poll upon such resolution. To properly transact the special business to come before the Meeting, a quorum of two or more persons (either represented in person or by proxy) must be present representing no less than 20% of the aggregate number of outstanding Units entitled to vote at the Meeting. In the event that the special resolution is not passed, the Trustee and the Corporation, as manager of the Trust, may in their discretion proceed with any or all of those of the Ownership Amendments that can, pursuant to the current terms of the Trust Indenture, be implemented without Unitholder approval if they consider such action to be in the best interests of the Unitholders.

c) Recommendation of the Board

The Board of Directors unanimously recommends that Unitholders vote FOR approval of the special resolution approving the Ownership Amendments to the Trust Indenture as described above. Unless otherwise directed by the Unitholder appointing them, the persons named in the enclosed form of proxy intend to vote, at the Meeting, FOR approval of such special resolution. The Trust has been advised that the directors and senior officers intend to vote units held by them in favor of this resolution.

Re-appointment of the Trustee

a) Background

Under the Trust Indenture, Unitholders are required to reappoint the Trustee on the 10th anniversary of the Unitholder meeting following the creation of the Trust. If reappointed, the Trustee will hold such until the expiry of the annual meeting of Unitholders in 2009.

When the Trust was created in October 1995, Montreal Trust Company of Canada was appointed as trustee. In 2000, Computershare acquired the business operated by Montreal Trust Company and assumed the role as trustee. In 2005, in anticipation of the review of the trustee role, Management sought proposals from two trust companies, one of whom was Computershare. Based on the quality of service and level of pricing in the proposals received, Management and the Board recommend the re-appointment of Computershare Trust Company of Canada as Trustee for the Trust for the ensuing three years or until their successor is appointed or they are replaced pursuant to the terms of the Trust Indenture.

Computershare was paid approximately $20,500 in retainer and trustee fees plus an additional $69,000 in relation to it acting as trustee for the Trust's DRIP and for the Unitholder Rights Plan as well as reimbursement for expenses and ancillary fees and charges related to its acting as trustee and transfer agent for the Units for the financial year ended December 31, 2005. Computershare also acts as trustee of the mining reclamation trust for

Canadian Oil Sands and as trustee for the issuance of medium term notes by the Corporation. For such additional services, Computershare was paid approximately $11,130 plus an additional amount of approximately $100 as reimbursement for expenses in the fiscal year ended December 31, 2005.

b) Unitholder Approval

At the Meeting, the Unitholders will be asked to approve the following ordinary resolution relating to approval and authorization of the re-appointment of the Trustee.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. In accordance with Section 6.1 of the Trust Indenture, Computershare Trust Company of Canada ("Computershare") be re-appointed as trustee of Canadian Oil Sands Trust (the "Trust") to hold such office until the expiry of the annual meeting of Unithholders in 2009 or until their successor is appointed or they are replaced pursuant to the terms of the Trust Indenture.

2. Canadian Oil Sands Limited (the "Corporation"), as manager of the Trust, be and is hereby authorized to make such changes and to execute such documents as are necessary to reflect the re-appointment of Computershare as trustee and all such further and consequential amendments to the Trust Indenture and any other relevant agreements and to cause all such agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and to fully carry out the intent of this Resolution, in each case at such time or times as the Corporation shall consider necessary or desirable.

3. Any director or officer of the Corporation be and is hereby authorized to execute and deliver, for and on behalf of the Trust or the Corporation or as may otherwise be required, such other agreements, instruments or other documents (including an amending agreement to the Trust Indenture or an amended and restated trust indenture) and take such other actions as such director or officer may determine to be necessary or advisable to give effect to and to fully implement and carry out the intent of this Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, instruments or other documents or the taking of any such action.

To be approved, the foregoing ordinary resolution must be passed by the affirmative votes of the holders of more than 50% of the Units represented at the Meeting and voted on a poll upon such resolution. To properly transact the special business to come before the Meeting, a quorum of two or more persons (either represented in person or by proxy) must be present representing no less than 2% of the aggregate number of outstanding Units entitled to vote at the Meeting.

c) Recommendation of the Board

The Board of Directors unanimously recommends that Unitholders vote FOR approval of the resolution approving the re-appointment of Computershare as trustee. Unless otherwise directed by the Unitholder appointing them, the persons named in the enclosed form of proxy intend to vote, at the Meeting, FOR approval of such resolution to re-appoint Computershare as trustee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of a board of directors, the committees of the board and the board members who are elected by and are accountable to their constituent securityholders, as well as the evaluation of the role of the individual members of management who are appointed by the board of directors and who are charged with the day-to-day management of the issuer. The Trust, as a trust, does not have officers and directors. Instead, the Trust is governed, for the most part, by the Corporation and the Corporation's board of directors. References to the "Board" or the "Board of Directors" are to the board of directors of the Corporation.

The Board of Directors is comprised of experienced leaders who share their financial and operational experience in the oil and gas industry with a view to providing effective stewardship of Canadian Oil Sands. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds, while respecting others, so that different viewpoints can flourish in the process of developing a reasoned conclusion.

The Board continues to believe that effective governance improves the performance of Canadian Oil Sands and benefits all securityholders. The Board and Management are committed to good corporate governance, bearing in mind the particular nature of the business of the Trust and its subsidiaries. Our corporate governance practices satisfy the requirements of National Policy 58-201 and National Instrument 58-101 (together, the "CSA Rules") in that we have either adopted terms of reference or implemented procedures that meet the governance guidelines outlined therein. Additionally, the securities regulators have set out specific governance requirements for audit committees and the independence of such committees in Multilateral Instrument 52-110 (the "Audit Requirements"). Annually, the CGC considers the CSA Rules, the corporate governance guidelines issued by the Canadian Coalition for Good Governance (the "Coalition") and the practices of certain members of its peer group. The Board of Directors and Management consider good corporate governance to be central to the efficient and effective operation of Canadian public issuers. The Board regularly reviews its corporate governance practices in light of developing requirements and implements changes where appropriate.

Independence of the Board

The Board of Directors functions independently of Management, and retains all powers that are not expressly delegated to Management. The CGC and the Board have assessed the experience, corporate skills and corporate relationships of the current directors and believe that, other than Mr. Coutu, who is an officer of the Corporation, each director is an "independent" director. An "independent director" is a director who is independent of management and is a person who does not have any direct or indirect material relationship with the issuer which, in the view of the board of directors of the issuer, could reasonably interfere with the exercise of the member's independent judgment. All members of the Audit Committee are financially literate and independent in accordance with the Audit Requirements.

All committees of the Board of Directors are composed entirely of independent directors and in camera meetings of the independent Board members are held regularly. The composition of the Board, including the independence of the Chairman and his specified role, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of Management.

Other Directorships

Certain directors of the Corporation serve as directors of other issuers. The CGC and Chairman of the Board monitor the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Trust.

The nominees for election as directors of the Corporation that are directors of other public companies or reporting entities, are as follows: Ms. E. Susan Evans serves on the board of directors of Enbridge Inc.; The Right Honourable Donald F. Mazankowski serves as a director of the following public companies: ATCO Group, Shaw Communications Inc., Weyerhaeuser Company, Great West Lifeco, IGM Financial Inc., Power Corporation of Canada, Power Financial Corporation, and Yellow Pages Group; Mr. Wayne M. Newhouse is a director of Petrofund Energy Trust and E-T Energy Limited; Mr. Walter B. O'Donoghue, Q.C. is a director of Gentry Resources Ltd.; Mr. C.E. (Chuck) Shultz is a director of Enbridge Inc. and Newfield Exploration Company; Mr. Wesley R. Twiss is a director of the following public companies: Hydrogenics Corporation, Keyspan Facilities Income Fund,

Enbridge Income Fund, EPCOR, and Addax Petroleum Corporation; and Mr. John B. Zaozirny, Q.C. is a director of the following public companies: Bankers Petroleum Ltd., Canaccord Capital Inc., Candax Inc., Computer Modelling Group Ltd., Fording Canadian Coal Trust, High Arctic Energy Income Fund, Ipsco Inc., Pengrowth Corporation, Petroworld Corporation, Provident Energy Ltd., and Terravest Income Fund.

Board Succession

In 2005, the CGC considered succession planning for Board members and discussed guidelines to assist in the process of identifying new Board members. To assist in the selection process, the CGC created a profile of ideal characteristics and qualifications of new nominees which takes into account the Trust's governance framework and current Board composition. The process undertaken in 2005 is further described under "Election of Directors – Board Composition" on page 5 of this Circular.

Responsibilities of the Board

The Board of Directors sees its principal role as stewardship of the Trust and its fundamental objective as the creation of Unitholder value, including the protection and enhancement of the value of the Trust's assets, and operating with honesty and integrity in the conduct of business. The Board's stewardship responsibility means that it oversees the conduct of the business and Management, which is responsible for developing long-term strategy and conducting the Corporation's day-to-day business. Annually, the Board meets at an extended Board session to review and approve corporate strategy. In 2006, this strategy session is scheduled to occur in Fort McMurray, Alberta and encompasses visits to the Syncrude site as well as presentations by senior management of Syncrude Canada Ltd. A similar tour of the Syncrude project occurred in the fall of 2003.

The Board assesses and ensures systems are in place to manage the risks of the Trust's business with the objective of preserving the Trust's assets and creating Unitholder value. The Board, through the President and Chief Executive Officer and the senior officers, sets the attitude and disposition of the Trust towards compliance with applicable laws, financial practices and reporting, and environmental and safety policies.

In fulfilling its primary responsibilities, the Board has oversight responsibility that Canadian Oil Sands has:

- established long-term goals and a strategic planning process, identified the principal risks of Canadian Oil Sands' business and implemented appropriate systems to monitor and manage those risks;
- established processes to manage and measure Management's, and in particular, the President and Chief Executive Officer's performance in achieving the Trust's stated objectives and annually develops a position description in the form of terms of reference and objectives of the President and Chief Executive Officer;
- reviewed Management's risk assessments and reviewed Management reports demonstrating compliance with risk management policies with the view that further risk management procedures would be adopted with the internalization of the marketing function;
- reviewed compliance by Management of the Code of Business Conduct (the "Code") as well as the other corporate policies approved by the Board;
- approved internal controls and management systems to effectively monitor Canadian Oil Sands' operations and promote compliance with applicable laws, regulations and policies; and
- adopted a communications program for effectively communicating with and receiving feedback from Unitholders, employees, government authorities, other stakeholders and the public.

The terms of the mandate of the Board as set out in Part A of Schedule "B" to this Circular ensure that Canadian Oil Sands annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing year. This process produces specific annual and longer term goals for Canadian Oil Sands that are further developed into specific performance objectives for each of the executive officers of Canadian Oil Sands based upon that executive officer's role at Canadian Oil Sands. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of Canadian Oil Sands. A significant portion of the annual compensation of each executive officer is based upon achieving these corporate and individual goals.

The Board also is required to satisfy itself as to the business and professional integrity of the President and Chief Executive Officer and other executive officers, and those officers' creation of a culture of integrity through Canadian Oil Sands. The Board monitors compliance with the Code. Canadian Oil Sands has implemented a number of policies, including a corporate risk policy aimed at identifying risks, and amended its disclosure policies with a view to enhancing the level of internal disclosure control processes and information management systems.

The Board discharges the responsibilities set out in its mandate either directly or through committees. Committees of the Board allow directors to focus responsibility and devote necessary resources to a particular issue or area. The Corporation regularly schedules meetings of both the Board and the committees, and at each regularly scheduled meeting, in-camera sessions are held to allow full disclosure and discussion of any and all issues by Board and committee members. Additionally, in 2005, the Board, in conjunction with the CGC, developed terms of reference which act as position descriptions for the Chair of each committee. There are also terms of reference for the Chairman of the Board.

The Board of Directors has an Audit Committee and a CGC. The Board of Directors does not have an Executive Committee. Mr. Shultz is the Chairman of the Board of Directors and is an independent director.

Code of Business Conduct

The Code sets out our basic principle that all directors, officers and employees should act with integrity, honestly and in compliance with applicable laws. In addition to the Code, the Board has established an internal policy by which employees and contractors are encouraged to report, either anonymously or not (as the person wishes), any fraud, improper or illegal conduct or unethical behaviour. Annually, officers, employees and directors are required to review the Code and the other policies, including the policies relating to maintaining confidential information and disclosure of material information and either certify their compliance with such policies or identify any non-compliance by them or anyone else of which they are aware. Any breach of the Code requires disclosure to the Audit Committee and the Board. Since its inception in 2003, no waivers of the Code have been given and no breaches have been reported. Since Canadian Oil Sands has a small number of employees, Board members and the Chairman of the Board, in particular, have personal contact with the employees. In discussions between employees and the Board, employees are encouraged to have open and frank discussions with the Board or any member of the Board on any matter of concern.

The Code is applicable to all directors, officers and employees of Canadian Oil Sands, and can be obtained from our website at www.cos-trust.com, at www.sedar.com or upon request from the General Counsel and Corporate Secretary at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Orientation and Continuing Education

We have an orientation and development program for our Board, including a Board reference manual that outlines the duties and responsibilities of the Board, the committees and each member as a director. This manual is updated on a regular basis and all Board members are expected to review and be familiar with its contents. In addition, Canadian Oil Sands has a process to conduct an orientation session with new directors to review the Trust's business, expectations of directors, current issues and opportunities and corporate goals and objectives. We also provide directors with opportunities to increase their knowledge and understanding of the business through site visits of Syncrude or through specific information sessions on relevant topics, such as crude oil marketing, hedging and civil liability for secondary market disclosure. In addition, the Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are conveyed to Board members as part of the evaluation process and are also communicated in orientation sessions for new Board members.

Additionally, the Board supports both financially and in overall tone, any director attending external programs such as the Haskayne School of Business or ICD Directors Education Program, as a means of continuing the education of directors on their roles and responsibilities as a director. To date, three of the current directors have completed such a program.

Directors' Unitholding Requirements

To ensure that directors' compensation is aligned with Unitholders' interests, commencing October 2, 2003, the Board determined that each non-executive director was required to hold five times their annual retainer in Units. In October of 2005, this ownership requirement was amended to be three times the annual retainer and the value of the annual limit award. Members have five years from the latter of October 2, 2003 or the date of their appointment to meet such ownership requirements. As of the date hereof, each non-executive director meets these ownership requirements.

Board Compensation

In 2004, the CGC directly retained Towers Perrin to determine the compensation for the Board members for 2005 with a view to targeting the 50th percentile of the peer group. The Board, through the CGC, periodically reviews the adequacy and form of compensation for its Directors. The Board considers their commitment, comparative fees, responsibilities and potential liabilities in determining remuneration.

For the period January 1, 2005 to December 31, 2005, the compensation for non-executive members of the Board was as follows:

Board of Directors(1)(4)	
Chairman of the Board Retainer(2)	$ 110,000
Board Retainer	$ 25,000
Board Meeting Fee(3)	$ 1,500
Annual Unit Purchases	
a) Chairman of the Board;	2,000 Units
b) Other Board members	1,200 Units
Committees of the Board(1)(4)	
Chairperson of the Audit Committee Retainer(5)	$ 12,000
Chairperson of the CGC Retainer(5)	$ 6,000
Audit Committee Retainer	$ 6,000
CGC Retainer	$ 3,000
Committee Meeting Fee(3)	$ 1,500

Notes:

(1) All retainers and meeting fees were payable quarterly.

(2) The Chairman of the Board was paid meeting fees for Board and committee meetings that he attended. He did not receive the committee retainer for acting as an ex officio on committees of the Board.

(3) Attendance by phone treated same as attendance in person.

(4) Members receive re-imbursement for reasonable expenses in attending Board or committee meetings.

(5) The committee Chairperson retainers are inclusive of the committee retainer.

For the fiscal year ended December 31, 2005, the table below sets out the aggregate amount of fees paid to each non-executive director in the year. As a member of Management, Mr. Coutu does not receive remuneration outside of his compensation as President and Chief Executive Officer.

Director	Retainer	Unit Purchase[1]	Total Meeting Fees	Aggregate Fees Paid
E. Susan Evans, Q.C.	$34,000	$112,855	$30,000	$176,855
The Right Honourable Donald F. Mazankowski	$28,000	$113,000	$22,500	$163,500
Wayne M. Newhouse	$31,000	$113,000	$21,000	$165,000
Walter B. O'Donoghue, Q.C.	$31,000	$112,930	$22,500	$166,430
C.E. (Chuck) Shultz	$116,000	$188,237	$31,500	$335,737
Wesley R. Twiss	$37,000	$112,930	$21,000	$170,930
John B. Zaozirny, Q.C.	$28,000	$112,930	$21,000	$161,930

Note:

(1) In 2003, the non-executive directors surrendered for cancellation all options previously granted to them. No options are granted to the non-executive directors. In July of 2005, each non-executive director received 1,200 Units with a market value of $94.046 per Unit at the time of receipt as part of the directors' annual compensation. In the case of the Chairman, Mr. Shultz received 2,000 Units (rather than 1,200 Units) with a market value equivalent of $94.046 per Unit at the time of receipt as part of his annual board compensation amount. The transaction costs of the purchases have been included in the Unit purchase cost amounts. All Units were purchased in the secondary market on behalf of the non-executive directors.

Summary of Board and Committee Meetings Held

For the 12-month period ended December 31, 2005, the table below sets out the number of Board and committee meetings.

Meeting Type	Totals	Number with In Camera Sessions
Board	8	6
Audit Committee	6	5
CGC	7	7
Total number of meetings held	**21**	**18**

Summary of Directors' Attendance

For the 12-month period ended December 31, 2005, the following sets forth the attendance of Board members.

Director	Board Meetings Attended	Committee Meetings Attended
Marcel R. Coutu	8 of 8	12 of 13
E. Susan Evans	7 of 8	13 of 13
Donald F. Mazankowski	8 of 8	7 of 7
Wayne M. Newhouse	8 of 8	6 of 6
Walter B. O'Donoghue	8 of 8	7 of 7
C.E. (Chuck) Shultz	8 of 8	13 of 13
Wesley R. Twiss	8 of 8	6 of 6
John B. Zaozirny	7 of 8	7 of 7

Audit Committee

The Audit Committee, on behalf of the Board of Directors, has oversight responsibility for the Trust's financial reporting processes and the quality of its financial reporting as well as the evaluation process and reporting in respect of the reserves of the Trust's subsidiaries. The Audit Committee has formal terms of reference which describe the objectives, duties and responsibilities as well as the function of the Audit Committee. The Audit Committee meets quarterly with the Trust's auditors, the President and Chief Executive Officer, Chief Financial

Officer and General Counsel and Corporate Secretary as well as other representatives of the Corporation's financial team.

The Audit Committee is comprised of the following four independent directors: E. Susan Evans, Wayne M. Newhouse, C.E. (Chuck) Shultz and Wesley R. Twiss (Committee Chair).

During 2005, the Audit Committee reviewed with Management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and Management's Discussion and Analysis ("MD&A"), the interim financial statements and MD&A, the Annual Information Form and this Circular. This review included a discussion with the external auditors about matters required to be disclosed under Canadian generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada. The Audit Committee also spent considerable time discussing the internal disclosure process and procedures at Canadian Oil Sands as well as the policies, procedures and processes being implemented at Syncrude with a view to Canadian Oil Sands and Syncrude being compliant with the pending financial reporting requirements that are similar to those commonly known as the "SOX" rules in the United States. In addition, as part of its responsibilities, the Audit Committee:

- reviewed and discussed with Management and the external auditors their respective assessment and evaluation of Canadian Oil Sands' internal and disclosure controls;

- reviewed and discussed with Management any changes in accounting policies, practices or standards and Management's key estimates and judgements;

- reviewed the independence of the external auditors, based on the auditors' disclosure of its relationships with Canadian Oil Sands and its compensation, and determined that the external auditors were independent;

- reviewed the performance and qualifications of the external auditors and recommended reappointment for Unitholders' approval;

- approved the fees payable to the external auditors;

- reviewed the overall scope and plans of the annual audit with the external auditors and Management;

- met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with Management and any other issues which the external auditors wished to raise with the Committee;

- reviewed and approved all services provided by the external auditors;

- reviewed with Management the results of the preliminary review by the external auditors of Management's documentation of internal controls;

- reviewed the results of the procedures for the receipt of complaints regarding accounting or auditing matters, whereby issues may be submitted confidentially to the Committee;

- retained the independent reserve evaluator after reviewing the qualifications and performance of the external reserves evaluator;

- reviewed and approved the terms of engagement of the independent reserve evaluator as well as the independence of such evaluator, based on the evaluator's disclosure of its relationship with Canadian Oil Sands and other oil sands entities; and

- reviewed the assumptions and criteria used in the independent reserves evaluation for Canadian Oil Sands.

The Audit Committee routinely holds in camera sessions with the external auditors, Management and Committee members as a means of promoting open and independent discussion and analysis of financial and operational matters that could affect Canadian Oil Sands. The Audit Committee also acts as a "reserves committee" of the Board. The Board is of the view that the importance of reserve evaluation and disclosure warrants a smaller group assessing the Trust's reserves in more detail than was prudent or effective to be handled at the Board level.

Corporate Governance and Compensation Committee

The CGC has formal terms of reference, set out in Part C of Schedule "B" hereto, which describe the objectives, duties and responsibilities of the CGC.

The CGC annually undertakes an evaluation of the senior officers of the Corporation as well as conducting a full evaluation of the Board, the committees and each director's performance based on the results of a directors' annual assessment questionnaire and informal interviews with the Chairman of the Board. Interviews are undertaken by the Chairman and discussions are held regarding the results of the questionnaires with each member of the Board and the senior officers of the Corporation. The performance of the Chairman of the Board as well as the chairman of each of the committees are evaluated as part of this annual review process and additional interviews are conducted by the Chairman of the CGC with other directors in relation to any concerns that a member does not feel appropriate to be discussed with the Chairman of the Board. As part of such assessment, consideration is given to the relationships which each member has with other public issuers so as to ensure that no member has a relationship that would materially interfere with the member's ability to act in the best interest of Canadian Oil Sands. As part of the ongoing Board assessment process, the CGC and the Board examine, on at least an annual basis, the terms of reference for each of the Board, the committees, the President and Chief Executive Officer and the Chairman of the Board. Additionally, the CGC examines the practices and suggests guidelines from a number of sources including other public issuers in North America, the CSA Rules, the Audit Requirements and the guidelines suggested by the Coalition.

In 2005, the Chairman of the Board met individually with each Director to discuss the overall effectiveness and performance of the Board, its committees and each of the Board members. In addition, each Director completed individual written assessments, the confidentially tabulated results of which were reviewed by the Chairman of the CGC and the Chairman of the Board who provided feedback to the CGC and the full Board. The Chairman of the CGC also offered to meet with each Director if they wished to discuss any aspect of the performance of the Chairman of the Board.

During 2005, the CGC:

- reviewed and adopted terms of reference for the Chair of the CGC as well as the Chair of the Audit Committee and ensured that Canadian Oil Sands had the appropriate structure, composition, terms of reference and membership of each of the Board, the Board committees, the Chairman of the Board, the chairperson of each committee of the Board and the President and Chief Executive Officer;

- reviewed the size and composition of the Board to ensure that the current Board membership has the necessary breadth and diversity of experience and was of an appropriate size to provide for effective decision making and staffing of Board committees;

- reviewed the compensation structure payable to Board and committee members as well as to officers and non-officers, retaining the services of Towers Perrin, an outside independent consultant, to advise on compensation structures and information in regard to the actual compensation paid at comparable public entities;

- recommended to the Board the nominees to stand for election as directors of the Corporation at the Annual General and Special Meeting to be held on April 25, 2006;

- conducted annual Board, committee and director assessments, compiled the results and had formal evaluation processes with the directors;

- conducted annual assessments of the senior officers, and determined the impact that such officers and other staff of Canadian Oil Sands had on the overall performance of the Trust at the end of 2005 against the target objectives and goals that were set for Canadian Oil Sands and such officers earlier in 2005;

- with the assistance of external compensation consulting firms, re-examined the compensation payable to the Board of Directors with a view to maintaining a compensation structure which targets payments consistent with the majority of a comparable peer group for Canadian Oil Sands such that Canadian Oil Sands can attract and retain the individuals with the appropriate skills and experience to effectively act as members of the Board of Directors; and

- finalized, with the assistance of an independent consulting firm, the parameters of Canadian Oil Sands' long term incentive plans.

The CGC is comprised of E. Susan Evans, The Right Honourable Donald F. Mazankowski, Walter B. O'Donoghue (Committee Chair), and John B. Zaozirny. Mr. Shultz attends meetings as a non-voting member.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors and to act as a direct liaison between the Board and Management. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman is accountable to the Board.

Other duties and responsibilities of the Chairman include:

- providing independent advice and counsel to the President and Chief Executive Officer and other members of the senior management team;

- ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments; and

- developing and setting the agendas for meetings of the Board, in concert with the President and Chief Executive Officer and the General Counsel and Corporate Secretary.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities. Annually, the Chairman and the CGC, acting together, conduct an evaluation of the effectiveness of the Board, its committees and the individual directors, that includes the circulation of a written questionnaire and interviews with each individual Board member. The Chairman then reports his findings to the CGC and to the full Board. Following discussion by the CGC, the CGC and the Chairman seek Board approval to implement any recommendations that may result from this process. The Chairman's mandate directs him to ensure that the directors hold regular discussions without Management present and he presides at such sessions.

Roles and Responsibilities of the President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the development and execution of Canadian Oil Sands' long-term business strategy and the corporate objectives with a view to creating Unitholder value. The President and Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing Canadian Oil Sands' long and short term plans. The President and Chief Executive Officer acts as a direct liaison between the Board and Management of Canadian Oil Sands and communicates to the Board on behalf of Management. The President and Chief Executive Officer also communicates on behalf of Canadian Oil Sands to Unitholders, employees, government authorities, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

- assessing, in conjunction with the Chief Financial Officer, the principal risks of Canadian Oil Sands to ensure that these risks are being monitored and managed;

- ensuring, in conjunction with the Chief Financial Officer, effective internal controls and management information systems are in place;

- fostering a corporate culture that promotes ethical practices; and

- abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and Canadian Oil Sands' standards and policies.

Executive Ownership Guidelines

In 2005, the CGC re-considered and approved Executive Ownership Guidelines applicable to various officers of Canadian Oil Sands. The following basic accumulation schedule has been adopted:

Executive Level	Ownership Requirement
President and Chief Executive Officer	3 times base salary
Chief Financial Officer	2 times base salary
Chief Operations Officer	1.5 times base salary
General Counsel and Corporate Secretary	1.5 times base salary
Treasurer	1.0 times base salary

Executives to whom this policy applies must reach the minimum required level of share ownership within five years of the later of July 2004 and their date of hire. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Units owned (but not the value of any exercisable and vested stock options) is used.

Unitholder Communications

Our Unitholder communications program specifically adopts the principles of providing timely, accurate and efficient disclosure of information concerning Canadian Oil Sands to all Unitholders. In addition to the required annual, quarterly and timely reporting of information, Canadian Oil Sands regularly makes presentations to industry analysts and investors. Canadian Oil Sands also meets informally upon request with investors and analysts, provided however, that in any such meeting, Canadian Oil Sands adheres to all applicable laws relating to selective disclosure of material information. Canadian Oil Sands' Investor Relations Department responds in a timely manner to inquiries received from Unitholders, analysts and potential investors. Unitholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Unitholders may also obtain corporate information on our external website at www.cos-trust.com.

Submitted by the Corporate Governance and Compensation Committee:

Walter B. O'Donoghue (Chairman)
E. Susan Evans
Donald F. Mazankowski
John B. Zaozirny

STATEMENT OF EXECUTIVE COMPENSATION

Current Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and the Corporation's directors and officers. The following table identifies each of the officers (the "Officers") of the Corporation as at the date hereof, their municipalities of residence, their current office, their principal occupations for the five year period preceding December 31, 2005, and the number of Units beneficially owned or over which control or direction is exercised by each such Officer as at February 22, 2006:

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at February 22, 2006
C.E. (CHUCK) SHULTZ Calgary, Alberta	Chairman of the Board	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	18,702
MARCEL R. COUTU Calgary, Alberta	President and Chief Executive Officer	Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada PipeLines Limited	37,191(1)
ALLEN R. HAGERMAN, FCA Cochrane, Alberta	Chief Financial Officer	Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 1, 2003 to May 31, 2003; Vice President and Chief Financial Officer of Fording Inc. from June 1, 2001 to March 1, 2003 and Vice President, Finance and Accounting and Secretary of Fording Inc. from 1996 to 2001	10,275
TREVOR R. ROBERTS Calgary, Alberta	Chief Operations Officer	Vice President, Operations of Suncor Inc. from 1997 to May 2005	200
TRUDY M. CURRAN Calgary, Alberta	General Counsel and Corporate Secretary	Corporate Secretary of the Corporation from November, 2001 to May 2002; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002; Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001; and prior thereto, Associate General Counsel and Assistant Corporate Secretary, Canadian Airlines Corporation	2,580
RYAN M. KUBIK Calgary, Alberta	Treasurer	Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation	2,329
LAUREEN C. DUBOIS Calgary, Alberta	Controller	Manager, Accounting of the Corporation from November 2002 to January 2004; Senior Accountant, EnCana Corporation from November 2001 to October 2002; Assistant Manager, Group Accounting, Canadian Pacific Limited from January 2000 to October 2001 and prior thereto, Senior Associate, Deloitte and Touche	361(2)

Notes:

(1) Includes 8,462 Units over which Mr. Coutu exercises control or direction.

(2) Includes 10 Units over which Ms. DuBois exercises control or direction.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid or payable in respect of each of the last three financial years, to the officers of the Corporation (other than Mr. Shultz who is a non-executive Chairman) (the "Named Executive Officers" or "NEOs") from the period ended December 31, 2005:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[3]	Securities Under Options / SARs Granted (#)	Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation ($)[4]
MARCEL R. COUTU[1] President and Chief Executive Officer	2005	550,000	1,388,733[2]	nil	51,600	nil	nil	143,000
	2004	491,625	1,011,100	nil	48,500	nil	nil	127,823
	2003	475,000	881,743	nil	55,000	nil	nil	107,150
ALLEN R. HAGERMAN, FCA[5] Chief Financial Officer	2005	280,000	469,397[2]	nil	17,500	nil	nil	61,600
	2004	258,750	337,920	nil	20,400	nil	nil	59,625
	2003	145,834	132,500	nil	45,000	nil	nil	29,583
TREVOR R. ROBERTS[6] Chief Operations Officer	2005	75,000	57,300[2]	nil	3,000	nil	nil	7,500
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TRUDY M. CURRAN[7] General Counsel and Corporate Secretary	2005	242,500	351,563[2]	nil	12,200	nil	nil	53,460
	2004	222,525	262,693	nil	15,400	nil	nil	48,956
	2003	215,000	218,831	nil	18,000	nil	nil	39,622
RYAN M. KUBIK[8] Treasurer	2005	167,000	195,260[2]	nil	6,300	nil	nil	35,070
	2004	155,250	156,611	nil	7,700	nil	nil	32,603
	2003	150,000	146,497	nil	9,000	nil	nil	24,830
LAUREEN C. DUBOIS[9] Controller	2005	101,722	55,575[2]	nil	2,900	nil	nil	9,188
	2004	115,000	68,510	nil	3,500	nil	nil	16,100
	2003	85,000	49,817	nil	nil	nil	nil	7,933

Notes:

(1) Mr. Coutu was appointed President and Chief Executive Officer on August 24, 2001.

(2) Bonuses paid or accrued for payment in respect of the fiscal year ended December 31, 2005 and includes the bonus for certain officers foregoing rights to distributions under the 2002 option plan. See Annual Target Bonus discussion below.

(3) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers in any of the last three fiscal years.

(4) On May 1, 2003, the Corporation implemented a savings plan for all employees whereby the Corporation makes monthly contributions to RRSP and non-RRSP savings accounts administered by an independent service provider for each employee.

Contributions are made by the Corporation to RRSP and non-RRSP savings accounts for employees in lieu of any retirement or pension program for employees. See "Employment Agreements" below.

(5) Mr. Hagerman was appointed Chief Financial Officer on June 1, 2003.

(6) Mr. Roberts was appointed Chief Operations Officer on September 1, 2005 and therefore the compensation for 2005 represents less than a full year.

(7) Ms. Curran became an employee of the Corporation on September 16, 2002.

(8) Mr. Kubik was appointed Treasurer on September 1, 2002.

(9) Ms. DuBois was appointed Controller effective January 1, 2004. Ms. DuBois commenced maternity leave in July, 2005 and accordingly her salary and benefits reflect compensation for only part of the year.

Option Grants During the Most Recently Completed Financial Year

NEO Name	Securities, Under[1] Options Granted (#)	Percent of Total Options Granted to *Employees in* Financial Year	Exercise or Base[2] Price ($/Security)	Market Value of[2] Securities Underlying Options *on the Date of* Grant ($/Security)	Expiration Date
Marcel R. Coutu	51,600	52%	73.43	73.43	January 27, 2012
Allen R. Hagerman	17,500	18%	73.43	73.43	January 27, 2012
Trevor R. Roberts	3,000	3%	124.93[3]	124.93	August 31, 2012
Trudy M. Curran	12,200	12%	73.43	73.43	January 27, 2012
Ryan M. Kubik	6,300	6%	73.43	73.43	January 27, 2012
Laureen C. DuBois	2,900	3%	73.43	73.43	January 27, 2012

Notes:

(1) The options were issued by the Trust, entitle the holder thereof to purchase Units on payment of the specific exercise price per Unit and vest as to one-third on each of the first, second and third anniversary dates from the date of grant.

(2) Based on the weighted average trading price for Units for the five trading days prior to the date of grant in accordance with the plan documents for all but the options granted to Mr. Roberts. Mr. Roberts was granted options under the new unit option incentive plan and accordingly the exercise price was based on the weighed average trading price for Units for the trading day immediately prior to the date of grant.

(3) Pursuant to the terms of the 2005 option plan approved by Unitholders on April 25, 2005 (the "2005 option plan"), all options granted under this plan have the exercise price on the date of grant effectively be reduced by the amount of distributions paid by the Trust in excess of a set threshold. In 2005, the amount of distributions paid to the Unitholders exceeded the threshold of $2.00 and accordingly the exercise price of the options granted to Mr. Roberts has decreased by $0.50 as at March 10, 2006. No other officers received a grant of options under the 2005 option plan in 2005.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2005 ($) Exercisable/Unexercisable[1]
Marcel R. Coutu	nil	n/a	208,832/102,268	$17,950,163/$6,867,279
Allen R. Hagerman	nil	n/a	36,800/46,100	$3,139,148/$3,299,021
Trevor R. Roberts	nil	n/a	Nil/3,000	Nil/$3,210
Trudy M. Curran	nil	n/a	37,133/28,467	$3,272,555/$1,976,043
Ryan M. Kubik	nil	n/a	23,566/14,434	$2,092,588/$998,575
Laureen C. DuBois	nil	n/a	3,166/5,234	$275,074/$337,679

Note:

(1) The market value of the Units on the TSX on December 31, 2005 was $126.00.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2005 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2005 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2005 (c)
Equity compensation plans approved by securityholders(1)	524,692	$47.19	1,797,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	**524,692**	**$47.19**	**1,797,000**

Note:

(1) As at December 31, 2005, there were 521,692 options issued under the 2002 option plan and 3,000 options issued under the 2005 option plan. All future option grants are to be under the 2005 option plan.

Executive Compensation Strategy

The compensation program for Canadian Oil Sands is based on a comprehensive reward structure that recognizes and rewards top corporate and individual performance and which also aims to attract and retain the top talent to manage the business of the Trust with a view to maximizing Unitholder values over the near and long term. The CGC determined that the aggregate compensation paid to the Corporation's officers should target the 50th percentile of compensation paid by a comparable public issuer group when the Trust and the individual met the goals that had been established for the year and up to the 75th percentile when both the individual and the Trust substantially exceeded those goals. For the last three years, the CGC has directly retained Towers Perrin to provide advice on market practise and compensation data for market comparative purposes for its officer compensation. In that role, Towers Perrin has assisted the CGC in designing a long term incentive plan for the Corporation's officers and non-officers and has provided advice on market practises for various compensation and human resource policies with a view to allowing the CGC to determine what a comparable peer group offers to its officers in particular and to its employees generally. Towers Perrin provides similar information in respect of directors' compensation. Towers Perrin has not been retained to provide services for Canadian Oil Sands beyond these director and executive design and compensation and general employee compensation analysis mandates. The comparable peer group is a combination of oil and gas and mining corporations and trusts which operate in Canada, primarily in Alberta. The CGC considers both the other issuers' size according to revenues and market capitalization as well as the nature and complexity of operations. The officers' compensation is comprised of the elements outlined below:

Annual Base Salary

The annual base salary of each officer is reviewed annually to ensure that it properly reflects a balance of market conditions, the levels of responsibilities and accountability of each individual, their unique experience, skills and capability and the level of sustained performance as well as the fiscal resources available to Canadian Oil Sands. Canadian Oil Sands utilizes the data and research analyses of Towers Perrin to assist in this annual process with an aim of paying an annual base salary at the 50th percentile of compensation paid by a comparable public issuer peer group. Canadian Oil Sands recognizes that the current environment in the oil and gas sector has put pressure on finding and retaining talented, experienced personnel and that such pressure has resulted in increases to the compensation components being offered in the industry.

Annual Target Bonus

The annual target bonus is designed in light of the Trust's business strategies and performance targets for a given year and involves a combination of corporate financial and operational goals and individual goals. Each officer has a percentage of his or her base salary set as the target bonus. The award is measured against corporate performance and personal performance. The maximum payout amount is double target. For 2005, the CGC established annual target bonuses for each of the Named Executive Officers which included corporate and individual performance and were based on the following allocation:

Individual:	30%
ROCE:	35%
TSR:	35%

Corporate performance was measured by looking at TSR (total unitholder return) and ROCE (return on capital employed) targets. The CGC also assessed each officer's performance against the objectives and goals established for such officer. Each year, these goals and objectives are established in conjunction with the goals and targets formed as part of the strategic plan for the Trust for that year. In 2005, the Trust exceeded the target for its ROCE by a margin of over 5% and therefore, a double payout was made in respect of the ROCE component. Similarly, the Trust achieved total unitholder return equal to 91.38% and exceeded all but one member of its peer comparator group which included TSX indices and other oil sands and mining operators. This resulted in the TSR payout component being double the target amount.

Set out below is the percentage change in the yearly total unitholder returns for the Trust since its inception.

Yearly returns

	2001	2002	2003	2004	2005
COS	46.76%	3.99%	26.59%	54.10%	91.38%



Canadian Oil Sands Trust Yearly Returns(1)
Yearly Return (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005

Note:

(1) Includes capital gains plus distributions during a particular year.

In relation to the individual assessment of the President and Chief Executive Officer and the other senior officers, the CGC and the Board considered how the officers had managed the Trust's business operations and met the corporate objectives for 2005 and beyond. Management's recommendation not to hedge crude oil prices together with sales volumes for Canadian Oil Sands resulted in outstanding financial performance for the year. Canadian Oil Sands' financial position in 2005 was such that, at year end, the Trust had less debt than originally expected and accordingly could increase distributions earlier than originally planned. The CGC also noted the continued oversight and management at Syncrude and the steps taken to improve Syncrude's business controls processes, initiatives chaired by Canadian Oil Sands' senior officers in many instances. In addition, Management, and Mr. Coutu in particular, was active in meeting with representatives of the federal government to highlight the detrimental effect that the proposed review of income trusts had on the income trust community. As a result of the submission by numerous individuals and entities, the federal government announced no change in the taxation of income trusts. Management's participation in industry groups, such as the Canadian Council of Chief Executive Officers and the Canadian Association of Income Funds, was instrumental in the identification of the issues in that regard. In conclusion, the CGC and the Board felt that the Mr. Coutu and the senior officers' performance over the year had met such officers' objectives. Accordingly, the Board awarded Mr. Coutu one and one half target bonus on the personal component. The other officers ranged between a target payout and double target payout.

In addition to the foregoing, as part of the restructuring of the compensation structure for the Corporation in 2003, additional cash bonus payments to certain of the Named Executive Officers are made annually to reflect such officers having accepted employment with the Corporation pre-2003 on the basis of a long term incentive plan which would allow the individual to realize the value of the distributions paid on Units during the period that such options were held by the individual. Since that component of the long term incentive plan was eliminated in 2002 and no equivalent program was established as part of the compensation plan in 2003, the Board elected to provide an annual bonus payment for each of the three years following the grant of options to the individual based on the individual's contributions to the Corporation during the year. This cash award is based on the amount of distributions which would have been realized by the individual had the options held by such individual been entitled to receive the distributions per Unit made during the year. The maximum amount payable for these bonuses is the amount that would have been received if the individual held the options as Units and had actually received the distributions in the year. Once such three year term is completed, no further bonus awards of that nature will be granted. With the approval and adoption of a new unit option incentive plan in mid-2005, no such distribution payments are made in relation to options granted after June 1, 2005.

Long Term Incentives

The Trust continues to use the options granted under its option plan to align the interests of employees with those of its Unitholders. Under such plan, certain employees, including the Named Executive Officers, are provided an annual grant of options based on the individual's performance and on market criteria as to the overall total compensation that such employee should receive to achieve the 50th percentile of the compensation paid to individuals at equivalent positions at comparable public issuers. The CGC assesses this information and determines the appropriate percentage of the individual officer's annual base salary to be awarded in the form of options. In making the option awards for 2005, the CGC considered some of the components of the compensation previously received by the Named Executive Officers, including prior option grants. Starting in 2006, the Long Term Incentive Plan for the officers is comprised partially in value as option grants under the 2005 Option Plan and partially in value as Performance Awards under the Performance Unit Incentive Plan.

(a) Summary of 2002 Option Plan

The options granted in 2005 to all the Named Executive Officers (other than Mr. Roberts) were granted under the terms of the unit option and distribution equivalent plan (the "2002 Option Plan") that was approved by Unitholders in 2002. Under the terms of the 2002 Option Plan, (a) the aggregate number of Units reserved for issuance to any one person under the 2002 Option Plan, or any other Unit incentive plan of the Trust, shall not at any time exceed 5% of the total number of Units then outstanding; (b) the number of Units reserved for issuance to insiders under the 2002 Option Plan will not exceed 10% of the number of Units then outstanding; (c) the Trust and the Corporation, collectively, will not issue to insiders, within a one-year period, that number of Units exceeding 10% of the number of Units then outstanding; and (d) the Trust and the Corporation, collectively, will not issue to any one insider and such insider's associates, within a one-year period, that number of Units exceeding 5% of the number of Units then outstanding.

The 2002 Option Plan provides that: (a) the exercise price of the options shall not be at a discount to the market price which is defined as the weighted average trading price of the Units on the Toronto Stock Exchange on the five (5) trading days preceding the date of the grant and shall not be adjusted without approval by the Unitholders; (b) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant but, in any event, no option may be exercised more than ten (10) years after it is granted; (c) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2002 Option Plan shall be subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates; and (d) a holder of options may elect to surrender the vested options to the Trust in exchange for an amount equal to the excess of the fair market value of the options (based on the weighted average trading price of the Units on the exchange during the five (5) trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Units, whichever is greater) over the exercise price for each such option and such election shall be subject to acceptance or rejection by the Trust, through the Corporation; however, if the Trust does not accept the surrender, the notice of surrender shall be deemed to be withdrawn and the options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided.

The 2002 Option Plan also provides that in the event of a "Change of Control", as defined therein, all outstanding options that have been granted under the 2002 Option Plan will become vested and exercisable in full. In addition, the Incentive Plan provides that the exercise period and vesting period may be shortened upon certain events of retirement, disability, death, termination for cause and termination without cause, all as defined in the 2002 Option Plan.

Subsequent to June 1, 2005, no further options will be issued under this 2002 Option Plan.

(b) Summary of 2005 Option Plan

The options issued after June 1, 2005 and all options issued in 2006 are pursuant to the 2005 option plan. At the Annual and Special Meeting of Unitholders held on April 25, 2005, Unitholders approved the 2005 option plan. The maximum number of Units issuable under the 2005 option plan is 2% of the issued and outstanding Units. In addition, the 2005 option plan restricts the aggregate number of Units reserved for issuance to any one optionee under such plan, together with all other unit compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury from exceeding 5% of the issued and outstanding Units. In addition, no more than 5% of the issued and outstanding Units may be reserved at any time for insiders under the combination of the 2005 option plan and all other share compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury. The Units in respect of which options are not exercised prior to their expiry or cancellation shall be available for subsequent options grants.

The 2005 option plan provides that: (a) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant (but, in any event, no option may be exercised more than ten (10) years after it is granted) unless terminated earlier upon the holder ceasing to be an eligible participant in accordance with the terms of the 2005 option plan; and (b) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2005 option plan are subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates.

The 2005 option plan is administered by the Board of Directors or, at the Board's discretion, by the CGC. Options may be granted and issued only as and if determined and recommended by the Board of Directors or the CGC, as the case may be. The Board of Directors and the CGC will have discretion to determine from time to time which officers, employees or consultants of the Corporation would be eligible to participate in the 2005 option plan, some of whose participation is subject to regulatory approvals. Non-executive directors are not entitled to participate in the 2005 option plan.

The 2005 option plan also provides that, in the event of a "Change of Control" (as defined in the 2005 option plan), all outstanding options that have been granted under the 2005 option plan will become vested and exercisable in full. In addition, the 2005 option plan provides that the exercise period and vesting period may be shortened upon certain events such as disability, death, termination for cause and termination without cause, all as more clearly defined in the 2005 option plan. In addition, in certain circumstances, the Board has discretion to provide for accelerated vesting of options and in other circumstances there will be automatic acceleration of vesting.

The exercise price of options shall not be less than the "weighted average trading price" of the Units on the TSX for the trading day immediately prior to the date of grant. To the extent that distributions exceed a set threshold (the "Distribution Threshold"), (which was $2.00 per Unit per year in 2005), the exercise price for the options shall be reduced by the lesser of the amount of the distributions in the year and the decline, if any, in the trading price of the Units since the date of the option grant. Through this mechanism, the optionholder effectively is able to participate, subject to the Distribution Threshold, in distributions. Under the terms of the 2005 option plan, the Board of Directors may adjust this Distribution Threshold each year. In 2006, the Distribution Threshold has been set at $4.00 per Unit for options issued in 2006. The 2005 option plan provides that any repricing of the option, other than the decrease described above for distributions, requires the prior approval of Unitholders.

If the outstanding Units are increased, decreased, changed into or exchanged for a different number or kind of Units or securities of Canadian Oil Sands through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the

Board, in its discretion, in the number or kind of unit optioned and the exercise price per unit, as regards previously granted and unexercised options. No options granted pursuant to the 2005 option plan may be assigned or transferred by an optionee.

Employment Agreements

The Corporation has entered into employment agreements with the President and Chief Executive Officer; the Chief Financial Officer; the Chief Operations Officer; the General Counsel and Corporate Secretary; and the Treasurer (the "Designated Officers"). Under the employment agreement of each Designated Officer (other than the President and Chief Executive Officer), if a "change of control" occurs *and* there is a "constructive dismissal" within 365 days of the change of control, the Designated Officer shall have the right to terminate his or her employment with the Corporation at any time within 180 days of the constructive dismissal by giving 30 days' written notice. In such case, the Designated Officer shall be entitled to a severance payment and outplacement services. If the Corporation terminates the employment agreement at any time within 365 days following a change of control otherwise than for cause, it will become obligated to pay a cash amount equal to two times the Designated Officer's annual base salary, annual target bonus and value of benefits and perquisites and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment. A trigger of the change of control provisions under the employment agreements also triggers an immediate vesting of all issued and outstanding options held by the particular Designated Officer.

In the employment agreement for the President and Chief Executive Officer, in the event of a "change of control" *or* "constructive dismissal", Mr. Coutu shall have the right to terminate his employment with the Corporation at any time within 180 days thereafter upon 30 days' prior written notice, in which case he shall be entitled to the same severance payment and outplacement services as would be payable by the Corporation in the event that it terminated Mr. Coutu's employment without cause. In the case of the President and Chief Executive Officer, if the Corporation terminates his employment agreement at any time otherwise than for cause, the Corporation will become obligated to pay to Mr. Coutu a cash amount equal to 2.5 times his annual base salary, annual target bonus and the value of his health and dental benefits and savings contributions, and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

Each of the employment agreements generally define a "change of control" to include: (a) the sale to a person not affiliated with the Trust or the Corporation, or their subsidiaries, of assets having a value greater than 50% of the fair market value of the consolidated assets of such parties prior to such sale; and (b) any change in the holding of Units or COSL Units by a person not affiliated with the Trust or the Corporation as a result of which such person, jointly or in concert with others, is in a position to exercise effective control of the Trust or the Corporation. A person or group of persons holding more than 30% of the outstanding Units, or units of other securities which would entitle such person(s) to cast at least 30% of the votes attaching to all units of the Trust that may be cast for the election of directors of the Corporation are deemed to be in a position to exercise effective control of the Trust or the Corporation (unless such person(s) holds such Units or other securities in the ordinary course of business as an investment manager and is not using such holding to exercise effective control). The employment agreements also define "constructive dismissal" to include: a material decrease in the title, position, responsibilities, powers or reporting relationships of the executive; a reduction in the annual base compensation salary; a requirement to relocate to another city; or any material reduction in the value of the employment benefits (other than the annual target bonus).

Each Designated Officers' remuneration under the individual employment agreements consists of an annual base salary plus an annual bonus, long term incentives, health and dental benefits and savings plan contributions. In addition, the Designated Officers receive certain perquisites and other benefits (such as parking), which have an annual aggregate value of less than 10% of their respective annual salary.

Submitted by the Corporate Governance and Compensation Committee:

Walter B. O'Donoghue (Chairman)
E. Susan Evans
Donald F. Mazankowski
John B. Zaozirny

PERFORMANCE GRAPH

The Units are listed and posted for trading on the TSX under the trading symbol "COS.UN". The following line graph and table assume a $100 investment on December 31, 2000, and compare the change in the cumulative total return on the Units over the five-year period ending December 31, 2005 with the cumulative total return of each of the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index (assuming, in each case, reinvestment of all dividends and distributions) over the same period:


CANADIAN OIL SANDS TOTAL RETURN INDEX
(December 31, 2000 to December 31, 2005)
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec 31, 2000
Dec 31, 2001
Dec 31, 2002
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Canadian Oil Sands Trust
S&P TSX Composite
S&P/TSX Energy Trust Index

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Canadian Oil Sands Trust [1]	100	147	153	193	298	570
S&P/TSX Composite Index	100	87	77	97	111	138
S&P/TSX Energy Trust Index	100	112	133	193	251	374

Notes:

(1) Based on the cumulative return on trust units of Athabasca Oil Sands Trust ("AOST"), the predecessor to the Trust, being the entity that survived the merger of Canadian Oil Sands Trust and AOST to form the Trust on July 5, 2001, for the period preceding the merger, and the cumulative return on the Units of the Trust for the period following the merger.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or in a prior information circular of the Trust, no "informed person" (as defined in National Instrument 51-102), nor any person nominated for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction of the Trust since January 1, 2005 or in any proposed transaction which has materially affected or would materially affect Canadian Oil Sands. Copies of prior information circulars of the Trust may be accessed through the internet via the "System for Electronic Data Analysis and Retrieval" (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com.

Computershare Trust Company of Canada acts as both Trustee and the registrar and transfer agent for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

MANAGEMENT CONTRACTS

Management Agreement

The Trust has no directors, officers or employees. Instead, pursuant to the provisions of the Trust Indenture and the Management Agreement, the Corporation provides management services to the Trust. Under the Management Agreement, in each quarter the Corporation is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter; (b) all amounts payable by the Corporation to EnCana pursuant to the Marketing Agreement (see below); and (c) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by the Corporation in carrying out its obligations or duties under the Management Agreement.

Marketing Agreement

Pursuant to the Marketing Services Agreement dated as of July 5, 2001 between EnCana and the Corporation, as amended (the "Marketing Agreement"), EnCana markets all of the Syncrude Sweet Blend and other marketable products obtained from oil sands or produced in association therewith attributable to the Trust's interests in the Syncrude Joint Venture ("Syncrude Products").

EnCana receives the following fees for providing such marketing services:

(c) $0.05 for each barrel of Syncrude Sweet Blend marketed and sold on or after February 1, 2003;

(d) $0.055 for each barrel of crude bitumen or other liquid crude products sold by the barrel; and

(e) a reasonable fee in respect of all other oil sands products.

There is a minimum monthly fee of approximately $33,333 payable to EnCana for these marketing services in respect of the aggregate working interest in Syncrude now held by the Trust through its subsidiaries. EnCana also is entitled under the Marketing Agreement to be reimbursed for its reasonable out-of-pocket expenses and costs. In addition, EnCana markets the products derived from the limited partnership in which the Trust holds a 75% interest.

The term of the Marketing Agreement ends June 30, 2006. We have given notice to EnCana that we will not be renewing the Marketing Agreement and instead plan to internalize the marketing function at the Corporation.

EFFECTIVE DATE

Unless otherwise specified, the information set forth in this Circular is given as of March 10, 2006.

INQUIRIES/ADDITIONAL INFORMATION

Inquiries may be directed to the proxy solicitation and information agent, Valiant Trust Company, as follows:

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, Alberta T2P 1T1

Telephone:	(403) 233-2801
Fax:	(403) 233-2857
E-mail:	inquiries@valianttrust.com
Toll-Free:	1-866-313-1872

Additional information relating to the Trust is available through the internet via SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com. Copies of the Trust's financial statements and management's discussion and analysis may be obtained by contacting the Trustee at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598 or the Corporation's Director, Investor Relations by mail, email or phone at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9; email – investor_relations@cos-trust.com; phone (403) 218-6220; facsimile (403) 218-6201. Financial information regarding the Trust is provided in the Trust's comparative consolidated financial statements for the year ended December 31, 2005, which may be found at www.cos-trust.com or at www.sedar.com.

SCHEDULE A

Proposed Amendments to Amended and Restated Trust Indenture

Part I – Split Amendments

The following are excerpts showing the proposed changes to the Trust Indenture as a result of the proposal outlined under "Special Matters...Unit Split".

3.1(c) The aggregate number of Trust Units which ~~may be~~ is authorized and may be issued hereunder is ~~limited to 500,000,000 Trust Units.~~unlimited.

3.1(d) ~~Trust Units or rights to acquire~~The issued and outstanding Trust Units may be subdivided or consolidated by the Manager at any time or from time to time on notice to, but without the consent or approval of, the Unitholders.

A new Section 3.7 and 8.2(b) will be added as follows:

3.7 No Fractional Trust Units

(a) ~~Fractions of Trust Units shall not be issued.~~Subject to paragraph (b) below and except pursuant to ~~distributions~~a distribution of additional Trust Units to all Unitholders pursuant to Section 5.6 or as a consequence of a consolidation under Section 3.9, fractions of Trust Units shall not be issued.

(b) In the event that a fraction of a Trust Unit that would, but for this Section 3.7 be issuable to or held by a Unitholder as a consequence of a subdivision or consolidation of the issued and outstanding Trust Units as provided in subsection 1.1, the fractional interest shall be cancelled and the Unitholder who would otherwise be entitled to receive a fractional Trust Unit, will be entitled to receive, in lieu thereof, a cash amount obtained by multiplying such fraction by the closing trading price (or if there was not trade, the average of the last bid and last ask prices) of the Trust Units on the effective date of the subdivision or consolidation on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Manager shall reasonably determine.

8.2(b)

~~(a)~~subdividing or consolidating the issued and outstanding Trust Units as provided in subsection 1.1;

Section 10.7(b)(iv) will be deleted to remove the reference to a subdivision or consolidation of Trust Units requiring the approval of Unitholders by Special Resolution.

There will be consequential cross reference changes to reflect the foregoing amendments to the Trust Indenture.

Part II – Ownership Amendments

Section 3.10 of the Trust Indenture shall be amended by inserting "(a) Subject to Subsection 3.10(b) below", before the current Section 3.10 and then inserting after Section 3.10 the following:

"(b) It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the *Income Tax Act*. Accordingly, in order to ensure the maintenance of such status, the Trustee or the Manager may, from time to time, obtain an opinion of Counsel confirming whether the Trust, at the date thereof or following a proposed transaction or event, qualifies or will qualify as a "mutual fund trust" under the *Income Tax Act*. In the event that the Board of Directors of the Manager obtain an opinion of Counsel that either circumstances or legislative changes have made it apparent that the Trust need not maintain the 49% limitation set forth in Section 3.10(a) above in order for the Trust to continue to be a mutual fund trust, then the Board, on written notice to Unitholders, either by way of press release or mailing to Unitholders, revoke Section 3.10(a) and instead rely upon the following:

(i) If at any time the board of directors of the Manager determines, in its sole discretion and with or without an opinion of Counsel, or becomes aware, that the Trust's status as a "mutual fund trust" under the *Income Tax Act* is in jeopardy, then forthwith after such determination the Manager shall take such steps as are necessary or desirable to ensure that the Trust continues to qualify as a mutual fund trust, which may include determining that the Trust is not maintained primarily for the benefit of Non-Residents and imposing and enforcing such ownership restrictions as may be deemed necessary, in its sole discretion, for the Trust to qualify as a "mutual fund trust" under the *Income Tax Act*.

(ii) It shall be the sole responsibility of the Manager to monitor the holdings by Non-Residents. The Manager may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership under Section 7.11, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Manager, at the cost of the Trust, to determine or estimate as best as possible the residence of the beneficial owners of Trust Units.

(iii) If at any time the board of directors of the Manager, in its sole discretion, determines that it is in the best interest of the Trust, the Manager may:

(A) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Manager pursuant to Section 7.11 that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident;

(B) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as the Manager may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Manager with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, the Manager may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; and

(C) take such other actions as the board of directors of the Manager determines, in its sole discretion, are appropriate in the circumstances to reduce or limit the number of Trust Units held by Non-Residents to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

(iv) None of the Trust, the Trustee or the Manager shall:

(A) have any liability for amounts received pursuant to sales of Trust Units made pursuant to Section 3.10(c)(ii);

(B) be bound to do or take any proceeding or action with respect to this Section 3.10 by virtue of the powers conferred on it under this Trust Indenture;

(C) be deemed to have notice of any violation of this Section 3.10 unless and until it has been given written notice of such violation and shall be required to act only as required by this Trust Indenture and upon an indemnity satisfactory to such party being provided by the Trust;

(D) be required to actively monitor the Non-Resident holdings of the Trust; or

(E) be liable for any violation of the Non-Resident ownership restriction imposed by the Manager from time to time that may occur during the term of the Trust.

It is acknowledged that none of the Trust, the Trustee or the Manager can monitor the Non-Resident holders of the Trust Units given that many of the Trust Units are registered in the name of depositories and other non-beneficial holders. Each of the Trust, the Trustee and the Manager are entitled to rely on CDS participant lists, ADP geographic breakdowns and other information received by them from the Transfer Agent in assessing the Non-Resident ownership of the Trust, notwithstanding that such information may be incomplete or out-of-date."

SCHEDULE B

TERMS OF REFERENCE OF THE BOARD

I. PURPOSE

These terms of reference are prepared to assist the Board and management in clarifying responsibilities between the Board and management. The fundamental responsibility of the Board of Directors is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing unitholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control process and procedures. The Board of Directors is responsible for the stewardship of Canadian Oil Sands Limited (the "Corporation") and Canadian Oil Sands Trust (the "Trust").

II. CONSTITUTION, COMPOSITION AND DEFINITIONS

A. The Board shall be composed of not fewer than three directors, and not more than the maximum number of directors allowed by the articles of the Trust's subsidiaries. The specific number of directors shall be set by the Board each year. The Board shall be comprised of a majority of independent directors who are free from any direct or indirect relationship that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgement.

B. The Board shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the President and Chief Executive Officer, any member of any Board or committee of the Board or as otherwise provided by law.

C. The Board shall have the right to determine who shall and who shall not be present at any time during a Board meeting. The President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary of the Corporation are expected to be available to attend the Board meetings or portions thereof.

D. The members of the Board shall be appointed following unitholders approval, by the applicable shareholder of the Trust's subsidiaries. Where a vacancy occurs at any time in the membership of the Board, the Board may fill it. In addition, in accordance with COSL's articles and by-laws, a majority of the Board may appoint one (1) additional director to the Board between unitholder meetings.

E. The Board shall be given access to senior management of the Trust's subsidiaries and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

F. The Chairman of the Board shall not have a casting vote in addition to his or her regular vote.

G. The secretary to the Board shall be either the Corporate Secretary or his or her delegate.

H. Board meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

I. Notice of the time and place of each meeting shall be given in writing, or by facsimile to each member of the Board at least 48 hours prior to the time fixed for such meeting. Any member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

J. A majority of members, present in person or by videoconference, telephone or combination thereof, shall constitute a quorum.

K. All members of the Board are expected to allow sufficient time to review meeting materials and be prepared for Board meetings. Members are expected to attend most, if not all, Board meetings.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to committees of the Board and to management and by reserving certain powers to itself. The Board is responsible for managing its own affairs, including:

i) planning its composition and size;

ii) selecting its Chair;

iii) nominating candidates for election to the Board;

iv) appointing committees and approving their respective mandates and the limits of authority delegated to each committee; and

v) approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Trust and its subsidiaries, including the approval of the terms of reference for the Board and its subcommittees. In conjunctions with the Corporate Governance and Compensation Committee, the Board will annually assess its performance and that of its subcommittees.

B. Management and Human Resources

The Board has the responsibility for:

i) the appointment of and succession planning relating to the President and Chief Executive Officer ("CEO"), establishing objectives of the CEO and assessing the CEO against such objectives, monitoring CEO performance generally and approving the CEO's compensation. The Board may delegate the implementation of specific objectives or the finalization of remuneration relating to the CEO to a committee of the Board;

ii) determining the appointment and termination of senior management and reviewing the recommendations or determinations made by the Corporate Governance and Compensation Committee relating to the recruitment, training, development, assessment and compensation of senior management;

iii) overseeing management's compliance with any code of business conduct or ethics policies that may be adopted by the Board from time to time for the Trust and its subsidiaries; and

iv) to the extent feasible, satisfying the Board as to the integrity of the CEO and other executive officers and that the CEO and other executives create a culture of integrity throughout the organization.

C. Strategy and Plans

The Board has the responsibility to:

i) adopt a strategic planning process and, at least annually, approve the Trust's strategic plan which takes into account, among other things, the opportunities and risks of the business;

ii) approve annual capital and operating budgets;

iii) oversee the performance of the Trust against the strategic and operating plans; and

iv) approve material divestitures and acquisitions, the determination of materiality to be established by the Board and revised from time to time.

D. Financial, Risk Management and Corporate Issues

The Board has the responsibility to:

i) review and oversee management, and with input from the Audit Committee, in developing systems and processes to monitor the principal risks of the Trust's business and specifically, to direct management to identify the principal risks of the Trust's business and to implement appropriate systems to monitor and manage these risks. In particular, the Board will review policies and practices with respect to trading and hedging activities and consider the results of any reviews of these areas by the external auditors or third party consultants as well as the controls relating to the use of trading and hedging activities as they relate to the significant business risks and uncertainties for the Trust and its subsidiaries;

ii) review insurance coverage of significant business risks and uncertainties;

iii) with input from the Audit Committee of the Board, take reasonable steps, in conjunction with management, to direct the implementation and integrity of the Trust's internal control and management information systems;

iv) declare distributions;

v) establish limits of authority delegated to management; and

vi) review and approve the annual financial statements and management discussion and analysis for the Trust and its subsidiaries and to either review and approve, or delegate to the Audit Committee to review and approve, the unaudited interim financial statements and management discussion and analysis for the Trust and its subsidiaries.

E. Compliance Reporting and Corporate Communications

The Board has the responsibility to direct management to:

i) implement appropriate communication processes and measures with unitholders and other stakeholders and financial, regulatory and other recipients;

ii) report the financial performance of the Trust to unitholders, other security holders and regulators on a timely and regular basis and in accordance with generally accepted accounting principles;

iii) through the Audit Committee, oversee and direct the evaluation of the oil and gas reserves of the Trust and its subsidiaries and to monitor the disclosure regarding such reserves. The Board shall approve the reports to be filed with the applicable securities commissions regarding the reserves of the Trust and its subsidiaries;

iv) report in a timely fashion developments that have a significant and material impact on the Trust;

v) report annually to unitholders on the Board's stewardship for the preceding year (the Annual Report or Management Information Circular);

vi) approve the holding and date of unitholder meetings; and

vii) engage, where necessary, external advisors and experts in assisting the Board determining any risks or major issues facing the Trust or its subsidiaries or the Board.

F. Non-delegable Matters

The Board may not delegate the following matters:

i) submission of items to unitholders for approval;

ii) the declaration of dividends by COSL or distributions by the Trust;

iii) the approval of a management proxy circular, annual financial statements or the adoption, repeal or amendments of by-laws;

iv) redemption of shares of COSL or of units by the Trust; and

v) the review and approval of the Trust's statement of reserves and other oil and gas information applicable securities legislation.

G. Use of Committees

The Board may direct any committee of the Board to provide input and recommendations on any of the foregoing matters. In addition, where permitted by law and where appropriate, the Board may delegate certain duties and responsibilities to a committee of the Board.

IV. REVIEW

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.

I. PURPOSE

A. The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Canadian Oil Sands Limited ("COSL") in fulfilling its oversight responsibilities by reviewing:

i) the financial information that will be provided to the unitholders of Canadian Oil Sands Trust (the "Trust") and the public;

ii) the systems of internal controls that management and the Board have established, including monitoring the integrity of the controls regarding financial reporting and accounting compliance; and

iii) all audit processes.

B. Primary responsibility for the financial reporting, information systems, risk management and internal controls of the Trust, COSL and the other subsidiaries of the Trust is vested in management and is overseen by the Board.

C. The Committee shall monitor the independence and performance of the external auditors of the Trust, COSL and the other subsidiaries of the Trust.

D. The Committee shall oversee and manage the overall process relating to the reporting of the reserves of the Trust and its subsidiaries.

II. CONSTITUTION, COMPOSITION AND DEFINITIONS

A. The Committee shall be composed of not fewer than three directors, none of whom shall be officers or employees of COSL. The Committee shall only be comprised of "independent" directors. An "independent" director is a director who is free from any direct or indirect relationship with COSL or the Trust and its subsidiaries that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgement. A member must be "independent" within the meaning ascribed thereto in Multilateral Instrument 52-110, as amended. All members of the Committee shall be financially literate, as determined by the Board of Directors, and at least one member shall have experience in the oil and gas industry. Committee members will include only duly elected directors.

B. The Committee shall ensure that management advises the external auditors of the names of the Committee members and provides notice of and invites, where appropriate, the external auditors to attend meetings of the Committee. The Committee shall ensure that the external auditors are heard at those meetings on matters relating to the auditor's duties.

C. The Committee shall meet with the external auditors at least quarterly and otherwise as it deems appropriate to consider any matter that the Committee or the external auditors determine should be brought to the attention of the Board or unitholders.

D. The Committee shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the non-executive Chairman of the Board, the President & Chief Executive Officer, any member of the Committee or by the external auditors.

E. The Committee shall have the right to determine who shall and who shall not be present at any time during a Committee meeting. The President & Chief Executive Officer and the Chief Financial Officer of COSL are expected to be available to attend the Committee's meetings or portions thereof.

F. The Board shall appoint members to the Committee. Where a vacancy occurs at any time in the membership of the Committee, the Board may fill it. A majority of the Board may remove any member of the Committee at any time. If a member of the Committee ceases to be a Board member, then such individual shall automatically cease to be a member of the Committee.

G. The Committee shall be given access to senior management of COSL and all documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

H. The Committee shall have the right to:

i) engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii) to establish and pay the compensation for any advisors employed by the Committee; and

iii) to communicate directly with the external auditors and, if applicable, internal auditors.

I. The Committee provides open venues of communication among management, employees, external auditors and the Board.

J. The non-executive Chairman of the Board shall be a non-voting member of the Committee unless he is a member of the Committee in which case he shall have the same voting rights as any other member of the Committee.

K. The secretary to the Committee shall be either the Corporate Secretary or his/her delegate.

L. Committee meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

M. Notice of the time and place of each meeting may be given orally, or in writing (including by electronic means) or by facsimile to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice shall also be given to the external auditors. Any member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member or the external auditors at a meeting shall constitute waiver of notice of the meeting except where a member or the external auditors attend the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

N. A majority of members, present in person or by videoconference, by means of telephone or combination thereof, shall constitute a quorum.

III. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and without limiting the members' duties as Board members, the Committee will perform the following duties:

A. Financial Statements and Other Financial Information

The Committee will review and consider all financial information that will be made publicly available. This includes:

i) reviewing and recommending approval of the annual financial statements and management's discussion and analysis with regard to the Trust, COSL and other subsidiaries of the Trust, as applicable, and report to the Board before the statements are approved by the Board;

ii) reviewing and approving the quarterly unaudited financial statements and management's discussion and analysis with regard to the Trust, COSL, and other subsidiaries of the Trust, as applicable, and approving the release of such financial statements and interim management's discussion and analysis to the public together with the press releases thereon;

iii) reviewing and authorizing for release any earnings release to the public;

iv) reviewing and recommending to the Board for approval, the financial content of the annual report and any material reports required by government or regulatory authorities;

v) reviewing and recommending for approval by the Board the Annual Information Form of the Trust and COSL;

vi) reviewing and recommending to the Board for approval any prospectus or offering memorandum;

vii) reviewing and discussing the appropriateness of accounting policies and financial reporting practices used by the Trust, COSL and/or other subsidiaries of the Trust;

viii) reviewing and discussing any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Trust, COSL and/or other subsidiaries of the Trust;

ix) reviewing and discussing any new or pending developments in accounting and reporting standards that may matperially affect the Trust, COSL and/or other subsidiaries of the Trust;

x) reviewing and assessing the appropriateness of management's key estimates and judgments that may be material to financial reporting;

xi) reviewing and discussing with management the use of "pro forma" or non-GAAP financial information and earnings guidance contained in news releases, any other public disclosure or any filings with the securities regulators and considering whether the information is consistent with the information contained in the financial statements of the Trust or COSL; and

xii) reviewing and reassess annually that procedures are in place regarding the review of any other corporate disclosure derived or extracted from financial statements is being properly handled.

B. Financial Risk Management, Internal Control and Disclosure Control Systems

The Audit Committee will review and obtain reasonable assurance that the financial risk management, internal control and disclosure control systems are operating effectively to produce accurate, appropriate and timely management of financial risks and financial information. This includes:

i) review, at least annually, the risk management controls and policies of the Trust, COSL and other subsidiaries of the Trust as such relate to financial matters and accounting, it being recognized that the Board is responsible for the review of the overall risk management affecting the Trust, COSL and other subsidiaries of the Trust;

ii) obtain reasonable assurance from management or external sources as deemed appropriate that the disclosure control systems are reliable and the systems of disclosure and internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor, if such position exists, and the external auditor, as deemed appropriate by the Committee;

iii) review management steps to implement and maintain appropriate internal control procedures including a review of policies;

iv) monitor compliance with statutory and regulatory obligations; and

v) establish procedures for the receipt, retention and treatment of complaints received by the Trust or COSL regarding accounting, internal accounting controls or auditing matters and establish procedure so that the confidential, anonymous submission by employee regarding questionable accounting matters are handled appropriately.

For greater certainty, the Audit Committee will review and assess the internal controls and disclosure controls as part of the certification process regarding financial statements and financial disclosure. However, the review and overall assessment of risk management and control processes related to non-financial matters shall remain with the Board.

C. External Audit

The external auditors shall report directly to the Audit Committee. The Committee will oversee, and review the planning and results of external audit activities and the ongoing relationship with the external auditors. This includes:

i) review, assess the performance and recommend to the Board, for unitholder approval, the appointment, retention and compensation of the external auditors;

ii) review the annual external audit plan;

iii) meet with the external auditors to discuss quarterly and annual financial statements of the Trust, COSL, and other subsidiaries of the Trust, as applicable, and the auditors' reports thereon;

iv) review and advise the Board with respect to the planning, conduct and reporting of the annual audit, including but not limited to:

a) any difficulties encountered, or restriction imposed by management, during the annual audit;

b) critical accounting policies and estimates and alternatives to such policies and estimates;

c) any significant accounting or financial reporting issue;

d) the auditors' evaluation of the system of disclosure and internal controls, procedures and documentation for the Trust, COSL and other subsidiaries of the Trust;

e) the post audit or management letter containing any findings or recommendation of the external auditors, including management's response thereto and the subsequent follow-up to any identified disclosure or internal control weaknesses; and

f) any other material matters the external auditors bring to the Committee's attention;

v) review and pre-approve the non-audit services to be provided by the external auditors' firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; where circumstances warrant, this pre-approval may be delegated to the Chair of the Audit Committee;

vi) meet periodically, and at least quarterly, with the external auditors without management present;

vii) meet periodically, and at least quarterly, with management, without the external auditors present;

viii) review any decision by COSL to hire employees or former employees of the Trust's or COSL's current or former external auditors; and

ix) discuss and review with the external auditor, all relationships such auditor has with the Trust and COSL as part of the assessment of the independence of the external auditor, as well as the external auditor's qualification and performance and the results of any internal reviews of the external audit firm as regards to any findings of inadequacies or concerns raised by external governance or regulating bodies.

D. <u>Reserves</u>

The Committee will constitute the committee of the Board responsible for the oversight of the determination of and public disclosure regarding oil and gas reserves of the Trust. In particular, the Committee will:

i) based on management's recommendation and having considered the expertise of the proposed firm and responsible individuals as well as their independence, appoint an independent qualified evaluator to report on reserves. The Committee will review the reappointment or change in appointment of the evaluator at least annually;

ii) review procedures relating to the disclosure of information on oil and gas activities and reserves;

iii) review the process of providing information to the evaluator and consider the adequacy of such procedures;

iv) meet with management and the evaluator, both collectively and independently to determine if:

   a) any restrictions affecting the ability to give an unqualified reserve report; and

   b) review the reserves data and the evaluator's report;

v) consider and discuss with management and the external evaluator, the material assumptions and operating parameters used in creating the reserve report; and

vi) recommend to the Board the approval of the filing of the reserves data and required forms.

E. Tax

i) review and approve any material changes to the corporate structure related to tax planning as proposed by management for the Trust and its subsidiaries; and

ii) review all material tax issues.

F. Other

i) review material litigation as such impacts on financial reporting;

ii) review policies and procedures for the review and approval of directors' and officers' expenses and perquisites, including the use of corporate assets, and consider the results of any review of these areas by an internal audit function, if available, or by the external auditors or a third party consultant, as the Committee deems applicable;

iii) review and approve a summary of the Committee's composition and responsibilities as well as summary of any audit, audit-related and other services by the external auditors for inclusion in the public disclosure documentation of the Trust and COSL, including without limitation, any such disclosure contained in a management proxy circular;

iv) review any related party transactions between the Trust or any subsidiary of the Trust, including COSL and the directors and officers of COSL;

v) review any legal and regulatory matters that may have a material impact on the interim or annual financial statements that are brought to the attention of any member of the Committee or the Board;

vi) conduct or authorize investigation into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants or others to assist it in the conduct of any investigation; and

vii) approve the appointment, re-assignment or removal of the Chief Financial Officer of the Corporation, subject to the recommendation of the Corporate Governance and Compensation Committee and the final approval of the Board.

IV. ACCOUNTABILITY

The Committee shall report its discussions to the Board by either distributing the minutes of its meetings or a written summary of such discussions or by oral report at the next Board meeting. Any sensitive materials shall be kept by the Corporate Secretary and/or the Chairman of the Committee.

V. REVIEW

The Committee shall review these terms of reference each quarter or, where circumstances warrant, at such short interval as the Committee deems appropriate or necessary, to determine if further additions, deletions or other amendments are required.

TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

I. PURPOSE

A. The primary function of the Corporate Governance and Compensation Committee (the "Committee") is to assist the Board in carrying out its responsibilities by reviewing corporate governance, nomination and compensation issues and making recommendations to the Board as appropriate.

II. CONSTITUTION, COMPOSITION AND DEFINITIONS

A. The Committee shall consist of not less than three nor more than six Directors, all of whom shall qualify as an independent Director. An "independent Director" is a Director who is free from any direct or indirect relationship that would or could reasonably interfere with the exercise of his or her independent judgment. Committee members will include only duly elected Directors. At the request of the Committee, certain members of senior management of Canadian Oil Sands Limited ("COSL") and others may attend Committee meetings on an ad hoc or a regular basis.

B. Members of the Committee shall be appointed at a meeting of the Board, typically held in April (effective after election of Directors at the annual meeting of unitholders), provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. The Chairman of the Board shall be an ex officio member of the Committee.

C. Where a vacancy occurs at any time in the membership of the Committee, the Board may fill it.

D. The Corporate Governance and Compensation Committee will recommend an unrelated Director to act as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting.

The Chairman presiding at any meeting of the Committee shall not have a casting vote in addition to his or her regular vote.

E. The Committee shall meet at least quarterly at the call of the Chairman. In addition, a meeting may be called by the non-executive Board Chairman, the President and Chief Executive Officer, or any member of the Committee.

Committee meetings may be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

F. Notice of the time and place of each meeting may be given orally, or in writing (including by electronic means), or by facsimile to each member of the Committee at least 48 hours prior to the time fixed for such meeting.

A member may in any manner waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

G. A majority of Committee members, present in person, by videoconference, by telephone or by any combination thereof shall constitute a quorum. In addition, if an ex officio, non-voting member's presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.

H. The President and Chief Executive Officer and the General Counsel and Corporate Secretary are expected to be available to attend meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance. The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee. Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chairman or by a majority of the Committee.

I. A summary of Committee meetings shall be given orally or in writing by the Chairman or his designate to all members of the Board of Directors at the subsequent Board meeting following any meeting of the Committee.

III. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee is expected to:

(a) Act in an advisory capacity to the Board.

(b) Recommend to the Board for approval:

i) Directors' renumeration; and

ii) Remuneration for the non-executive Chairman of the Board, including any retainer, meeting fees and any securities or purchases of units in the secondary market.

(c) Recommend suitable candidates for nomination for election as Directors.

i) Formulate criteria for candidates, having considered the competencies and skills that the Board, as a whole, and the relevant committees of the Board should possess given the nature of the business of the Corporation and its affiliates;

ii) Canvas current Board members for suggestions for candidates and, where appropriate to do so, engage external consultants to assist in compiling lists of potential candidates;

iii) Develop a list of potential candidates, as required;

iv) Give consideration to an appropriate size for the Board for the ensuing year with a view to facilitating effective decision-making; and

v) Recommend to the Board proposed nominees for election to the Board at the next annual meeting of unitholders and to fill any vacancies in the intervening period.

(d) Review the recommendation of the non-executive Board Chairman and the President and Chief Executive Officer with respect to Committee membership and recommend to the Board the assignment of members to each Committee of the Board.

(e) In connection with the Board, establish corporate goals and objectives and review performance of the CEO relative to the corporate objectives and strategies as well as the specific annual objectives of the CEO with a view to discussing such analysis with the Board and recommending compensation components for the CEO to the Board.

(f) Recommend to the Board for approval:

i) Remuneration of the President and Chief Executive Officer, including salary, bonus, options and any other incentive plan;

ii) Appointment of corporate officers;

iii) Reservation of units under the unit option and distribution equivalent plan or any other long term incentive plan (the "LTIP");

iv) Amendment of the LTIP; and

v) Annual compensation budget for staff of COSL and its subsidiaries.

(g) Approve, grant (where applicable) and report to the Board:

i) Statement of Executive Compensation to be included in the annual reporting by Canadian Oil Sands Trust (the "Trust") to its unitholders;

ii) Number of options or units granted pursuant to the LTIP;

iii) Salaries, target bonus awards, other incentive awards and options the officers (subject in the case to those pertaining to the President and Chief Executive Officer having been previously approved in concept by the Board) of COSL and its subsidiaries, if any;

iv) Implementation of or changes to compensation and benefits policies; and

v) Purchases of units of the Trust in the secondary market as part of the compensation package for employees of COSL.

(h) Review the succession planning process for the officers and approve such succession planning (other than in the case of the President and Chief Executive Officer whose successor must be approved by the Board) and approve the training and development of the officers as part of such succession planning process.

(i) Review on a periodic basis the terms of reference of the committees of the Board and make recommendations, as deemed appropriate, with respect to such terms of reference.

(j) In conjunction with the Chairman of the Board, review the relationship between management and the Board and make recommendations with respect to such relationship where and when it is deemed appropriate.

(k) In conjunction with the Chairman of the Board, consider the effectiveness of the Board, as a whole, the committees of the Board and the contribution of individual members.

(l) Generally discuss recommendations regarding corporate governance and compensation of other staff members with the President and Chief Executive Officer before making recommendations to the Board, except where the Committee deems it inappropriate or not in the best interests of the Trust and/or COSL to do so.

(m) Be available as a forum for addressing the concerns of individual Directors.

(n) Review and approve annually, for disclosure to unitholders, a report that describes the Trust's corporate governance practices.

(o) Review, from time to time, the retirement age, if any, for directors.

(p) From time to time, consider, recommend and bring forward to the Board of Directors, any corporate governance issues for review, discussion or action by the Board or a committee thereof.

(q) Ensure that any issues relating to governance that are identified by the Directors are raised with management.

(r) Determine the most appropriate orientation and education program of new Board and Board committee members and the continued development of existing members of the Board.

The Committee, upon approval by a majority of the members of the Committee, may engage and compensate outside resources if deemed advisable.

IV. REVIEW

The Committee shall review these terms of reference annually or, where circumstances warrant, at such shorter intervals as is necessary, to determine if further additions, deletions or other amendments are required.

The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board of Directors.

Canadian Oil Sands

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGER OF CANADIAN OIL SANDS TRUST AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON TUESDAY, APRIL 25, 2006

The undersigned holder of trust units ("Units") of Canadian Oil Sands Trust (the "Trust") hereby appoints C.E. (Chuck) Shultz, Chairman of the Board of Canadian Oil Sands Limited ("COSL"), or Marcel R. Coutu, President and Chief Executive Officer of COSL, or instead of either of them, ______________________________, as the nominee of the undersigned, to attend and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the Unitholders of the Trust to be held on Tuesday, April 25, 2006 at 2:30 p.m. (Calgary time) in the Chambers Room, First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, and at every poll which may be taken in consequence thereof, and to vote the Units registered in the name of the undersigned, with the same powers that the undersigned would have if the undersigned was personally present at the Meeting or such adjournment thereof. Without limiting the generality of the authorization and power hereby given, the undersigned hereby revokes any proxy previously given and directs the nominee appointed hereunder to vote the Units as follows, and the trustee of the Trust (the "Trustee") shall, where applicable, in turn vote the common shares of COSL in accordance with the decision of the Unitholders:

1.	Directing the Trustee to vote the common shares of COSL so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;	[ ] FOR [ ] WITHHOLD FROM VOTING
2.	Appointing PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;	[ ] FOR [ ] WITHHOLD FROM VOTING
3.	Directing the Trustee to vote the common shares of COSL so as to elect as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2006, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL;	[ ] FOR [ ] WITHHOLD FROM VOTING
4.	Approving the special resolution approving and authorizing a Unit split and authorizing amendments to the Trust Indenture which permit that Unit split and which also allow future Unit splits, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2006;	[ ] FOR [ ] AGAINST
5.	Approving the special resolution approving and authorizing certain amendments to the Trust Indenture regarding foreign ownership constraints, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2006;	[ ] FOR [ ] AGAINST
6.	Approving the ordinary resolution re-appointing Computershare Trust Company of Canada as trustee of the Trust for an additional three year term commencing on the Meeting date and expiring immediately following the annual meeting of Unitholders in 2009, at a remuneration to be fixed by the Corporation and approved by the directors of the Corporation; and	[ ] FOR [ ] AGAINST

7. On any other business that may properly come before the Meeting or any adjournment or adjournments thereof, in such manner as the proxyholder may determine in his or her discretion.

This form of proxy confers on the nominees named herein discretionary authority with respect to amendments or variations of those matters identified in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting") dated March 10, 2006 or any other matters that may properly come before the Meeting or any adjournments thereof. This proxy also authorizes the Trustee to replace any nominee identified above for election as a director of COSL if such nominee is unable or not willing to serve as a director. As at March 10, 2006, neither the Trustee nor COSL knows of any such amendments, other matters or anticipated replacements.

The Units represented by this proxy will be voted on the matters listed above and identified in the Notice of Meeting in such manner as the Unitholder giving this proxy may have specified by marking an "X" in the spaces provided above for that purpose. If no choice is specified hereon as to the manner in which the Units represented by this proxy are to be voted with respect to any matter listed above and identified in the Notice of Meeting, then all such Units will be voted "FOR" each such matter.

A Unitholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Unitholder) to attend and act for and on behalf of such Unitholder at the Meeting other than the persons designated as nominees in this form of proxy. To exercise this right, the Unitholder should insert in the name of such person in the blank space provided above.

This proxy is solicited on behalf of the Trustee by the management of COSL pursuant to the terms of the Management Agreement dated July 5, 2001 between the Trust and COSL, as amended.

To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof. Proxies may be revoked at any time prior to their use.

DATED this _____ day of ___________________, 2006.

____

Name of Unitholder (please print)

____

Signature of Unitholder (or duly authorized person)

NOTES:

1. This proxy must be executed by the Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal by a duly authorized officer or attorney thereof indicating the capacity under which such officer or attorney is signing.

2. Proxies not dated in the space provided will be deemed to bear the date on which the accompanying Management Proxy Circular was mailed to Unitholders.

3. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Units are held jointly, any one of the joint owners may sign.

4. If Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must sign below the Unitholder signature and evidence of authority to sign on behalf of the Unitholder must be attached to the proxy.

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form. This report is also made in accordance with the terms of an order dated March 12, 2004 issued under the Mutual Reliance Review System.

2. Management of Canadian Oil Sands Limited ("COSL"), as manager of Canadian Oil Sands Trust (the "Trust") is responsible for the preparation and disclosure of information with respect to the oil and gas activities in accordance with securities regulatory requirements of the Trust and of COSL. This information includes reserves data, which consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenues; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenues.

   An independent qualified reserves evaluator reviewed and evaluated the Trust's reserves data. The report of the independent qualified reserves evaluator as presented will be filed with securities regulatory authorities concurrently with this report.

   The Audit Committee of the Board of directors of COSL, acting as the reserves committee of the Board of Directors has:

   (a) reviewed the procedures for providing information to the independent qualified reserves evaluator;

   (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation on the reserves; and

   (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

   The Audit Committee of the Board of directors has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with the management. The Board of directors has, on the recommendation of the Audit Committee, approved:

   (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

CANADIAN OIL SANDS LIMITED, on its behalf and as Manager of **CANADIAN OIL SANDS TRUST**

"signed"	"signed"
Marcel R. Coutu President and Chief Executive Officer	Allen R. Hagerman Chief Financial Officer
"signed"	"signed"
Wayne M. Newhouse Director	Wesley R. Twiss Director

March 15, 2006

Exemption under Rule 12g3-2(b)

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

To the board of directors of Canadian Oil Sands Limited (the "Corporation"):

1. We have prepared an evaluation of the subsidiary interests of Canadian Oil Sands Trust (the "Trust") as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Trust evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, million dollars)			
		Audited	Evaluated	Reviewed	Total
February 6, 2006	Canada	0	$9,902	0	$9,902

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.
6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada Dated: February 14, 2006

ORIGINALLY SIGNED BY

James H. Willmon, P. Eng.
VP Corporate Evaluations

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended December 31, 2005
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income	$	831,000
Tax		(8,000)
Interest on debt [(1)] [(2)]		103,500
Net income before interest and taxes	$	926,500
Interest on debt	$	103,500
Interest coverage- earnings		9.0

[(1)] Excludes amortization of deferred financing charges of approximately $3.0 million, which is included in Interest, net on the consolidated financial statements.
[(2)] Includes interest rate swap amounts which have reduced interest expense by approximately $2.6 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended December 31, 2005
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [3]	$	113,203
Tax		(8,007)
Interest on debt [1] [2]		147,062
Deferred Trust Royalty		537,402
Net income before interest, taxes, & Deferred Trust Royalty	$	789,660
Interest on debt		147,062
Interest coverage- earnings		5.4

[1] Excludes amortization of deferred financing charges of approximately $3.0 million, which is included in Interest expense on the financial statements.
[2] Includes interest rate swap amounts which have reduced interest expense by approximately $2.6 million.
[3] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited
For the periods ending December 31
($ millions)

	Three Months Ended		Twelve Months Ended	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Sales revenue	$ 521.1	$ 385.8	$ 1,983.6	$ 1,483.0
Operating income before other expenses [1]	$ 222.5	$ 112.9	$ 925.9	$ 512.3
Net income before Trust Royalties [2]	$ 164.9	$ 113.3	$ 796.9	$ 469.7
Net income (loss)	$ 14.0	$ (9.0)	$ 113.2	$ 31.7

	As at December 31, 2005
Current assets	$ 293.6
Non-current assets	$ 5,127.7
Current liabilities [3]	$ 1,091.0
Non-current liabilities [4]	$ 4,369.4

[1] *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

[2] *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $nil (2004- $52 million).*

[3] *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $795 million.*

[4] *Includes a future income tax liability of $239 million and a deferred Trust Royalty liability of $2 billion.*

[5] *As at December 31, 2005, Consolidated Canadian Oil Sands Limited held a 35.49 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*


PURE TRUST
CANADIAN OIL SANDS TRUST ANNUAL REPORT 2005

ADVISORY- in the interest of providing Unitholders and potential investors of Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this annual report contain "forward-looking statements" under applicable securities law. Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the expected growth opportunities that the Trust had through its expansion of the current interest in Syncrude or through external opportunities; the anticipated cost, completion, and start-up date for Stage 3; the expectation that crude oil prices will remain high and that this will result in higher funds from operations which may be used for distribution payments; the extent and value of Syncrude's reserves and resources; the quality of Syncrude's leases and bitumen in place in those leases; the ability to improve the base operations at Syncrude; future increases in any distributions; the ability to mitigate and prevent operational risks such as dyke failures, explosions in upgrading units or other similar events; the estimated costs relating to asset retirement obligations; the view that Stage 3 will increase production and sales, thereby increasing free cash flow; the timing regarding reaching the Trust's net debt target; the need for future hedging; the return achieved from sales of Syncrude Sweet Premium; the expected price for crude oil and natural gas in 2006; the expected reduction in sulphur emissions from the Syncrude emission reduction project; the actual taxes paid in the future by Canadian Oil Sands; the expected production level at Syncrude in 2006; the expected timing and associated production impact of coker and other unit turnarounds; the expected revenues, operating costs and funds from operations for 2006; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income; and the expected capital expenditures in 2006 and beyond. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual report include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area; the impact of technology on operations and processes and how new complex technology may not perform as expected; the supply and demand metrics for oil and natural gas; general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust, including those outlined in the management's discussion and analysis in this annual report and the assumptions outlined in the guidance for 2006 being true. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this annual report, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements contained in this annual report are expressly qualified by this cautionary statement. **Unless otherwise specified, all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.**

NON-GAAP FINANCIAL MEASURES

In this annual report, we refer to net income before unrealized foreign exchange and future income taxes. This is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations and free cash flow on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In the opinion of Canadian Oil Sands' management, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. The net income before unrealized foreign exchange and future income taxes, the Trust's funds from operations and free cash flow may not be directly comparable to similar measures presented by other companies or trusts.

CONTENTS

CANADIAN OIL SANDS TRUST provides a pure investment opportunity in the Alberta oil sands, while our trust structure allows us to distribute free cash flow on a tax-efficient basis to our Unitholders. We are an open-ended investment trust that trades on the Toronto Stock Exchange under the symbol COS.UN. Canadian Oil Sands' 35.49 per cent working interest in the Syncrude project is currently our only business and sole focus.

Syncrude has a history of successful operations and a future that is based on a 35-year proven and probable reserve life at post Stage 3 capacity.

THE RECENT STAGE 3 PROJECT IS EXPECTED TO EXPAND PRODUCTIVE CAPACITY of a premium quality crude oil from about 250,000 to 350,000 barrels per day gross to Syncrude when the project is completed in mid-2006.

THE SYNCRUDE PROJECT is a joint venture undertaking among Canadian Oil Sands (35.49 per cent), Imperial Oil (25 per cent), Petro-Canada (12 per cent), Conoco Phillips (9.03 per cent), Nexen (7.23 per cent), Murphy Oil (5 per cent), and Mocal Energy (5 per cent). On behalf of these participants, Syncrude Canada Ltd. operates and administers the project, which encompasses oil sands mines, utilities plants, bitumen extraction plants, and an upgrading complex that processes bitumen into a light, sweet, synthetic crude oil.

PURE TRUST

HIGHLIGHTS

	2005	2004	% change
FINANCIAL ($ millions, except per Unit amounts)			
Revenues, after transportation and marketing expense	1,967	1,352	45
Per Unit	21.40	15.18	41
Net income	831	509	63
Per Unit - basic	9.04	5.72	58
Per Unit - diluted	9.01	5.72	58
Funds from operations	1,005	576	74
Per Unit	10.93	6.47	69
Unitholder distributions	184	180	2
Per Unit	2.00	2.00	–
RATIOS			
Net debt to total capital (%)	33	39	-15
Return on average Unitholders' equity (%)	28	21	33
Return on average productive capital employed (%)	37	21	76
Return on average capital employed (%)	19	13	46
OPERATIONS			
Syncrude Sweet Blend sales volumes			
Total (millions of bbls)	27.7	31.0	-11
Daily average (bbls)	75,994	84,575	-10
Operating costs ($/bbl)	26.34	19.40	36
Capital expenditures ($ millions)	800	942	-15
Average selling price ($/bbl, after hedging)	70.91	43.68	62
West Texas Intermediate ($U.S./bbl)	56.70	41.47	37
Average foreign exchange rate ($U.S./$Cdn)	0.83	0.77	8
UNIT INFORMATION			
Closing price on December 31 ($/Unit)	126.00	67.61	86
Weighted-average Trust *units (millions)*	91.9	89.0	3


PEOPLE TRUST PERFORMANCE


PEOPLE BUILD TRUS

CANADA'S OIL SANDS ARE RISING IN PROMINENCE AS APPRECIATION FOR THE IMPORTANCE OF THIS RESOURCE TO GLOBAL CRUDE OIL MARKETS GROWS. SYNCRUDE IS IDEALLY POSITIONED TO BENEFIT FROM OIL SANDS DEVELOPMENT WITH SOME OF THE VERY BEST LEASES IN THE ATHABASCA OIL SANDS DEPOSIT, INFRASTRUCTURE IN PLACE TO DEVELOP THE RESOURCE, AND NEARLY THREE DECADES OF OPERATING EXPERIENCE.

AT LEFT:
Marcel R. Coutu
President and Chief Executive Officer

PRESIDENT'S MESSAGE

The past year was another rewarding one for our investors. We exited the year with a price of $126 per Unit, almost double our closing price of 2004, and we doubled our quarterly distribution from $0.50 per Unit to $1.00 in October 2005. The result was a total return to our Unitholders of 91 per cent in 2005.

This is indeed terrific performance, much of it derived from unhedged oil prices. Looking forward, I believe we have an exciting and prosperous future based on our business and the market; in particular:

- Syncrude is completing its Stage 3 expansion – the largest in its 27-year history – and approximately 100,000 barrels per day of incremental productive capacity, gross to Syncrude, is expected in a few short months. With this expansion, Canadian Oil Sands is positioned to generate substantial free cash flow going forward, supporting our ability to grow distributions and our business.
- Crude oil prices continue to be very robust, and the fundamentals of growing demand against a finite, non-renewable global supply support strong prices in the future. We produce a high-quality, light crude oil and our production is entirely unhedged, offering undiluted exposure to crude oil prices. The quality of our product also means we are not directly exposed to heavy or sour crude oil price differentials.
- Canada's oil sands are seen as increasingly important to global crude oil markets. As oil sands development progresses, Syncrude is ideally positioned to benefit with some of the very best leases in the Athabasca oil sands deposit, infrastructure in place to produce the resource and nearly three decades of operating experience.

2005 financial and operating results

Robust crude oil prices drove stellar financial results for the Trust in 2005. We generated more than $1 billion in funds from operations, or $10.93 per Unit – 69 per cent higher than 2004. The price we received for our Syncrude Sweet Blend™ ("SSB") product closely tracked the West Texas Intermediate ("WTI") benchmark price for crude oil, which averaged US$56.70 per barrel in 2005. We benefited fully from this market price as all of our 2005 production was unhedged. Operating performance, however, did not meet our original expectations. Production in 2005 was down 10 per cent over 2004, averaging about 76,000 barrels per day, or 214,000 barrels per day gross to Syncrude. In 2005, Syncrude conducted an extensive maintenance program, including the turnaround of Coker 8-2 and tie-in and revamp work associated with the Stage 3 project, whereas no coker turnaround occurred in 2004 and steady operations led to record production in that year.

For 2006, we expect our share of Syncrude production to range from 34 to 39 million barrels with a single point estimate of 35.5 million barrels, or about 97,200 barrels per day. We anticipate funds from operations to total $10.42 per Unit based on an average crude oil price of US$55 per barrel WTI and a foreign exchange rate of $0.85 U.S./Cdn. Full details on our 2006 guidance is available on our website and updated at least quarterly.

TOTAL UNITHOLDER RETURNS 2005


225
200
175
150
125
100
75
Q1
Q2
Q3
Q4
WESTERN OIL SANDS
CANADIAN OIL SANDS
S&P/TSX OIL & GAS EXPLORATION & PRODUCTION INDEX
SUNCOR
S&P/TSX CAPPED ENERGY TRUST INDEX
FORDING

CANADIAN OIL SANDS BENCHMARKS ITS TOTAL ANNUAL RETURN PERFORMANCE TO THREE OTHER MINING COMPANIES, two of which operate in the oil sands sector, and two market indices. Our total return in 2005 was 91 per cent and since 1996, our average annual return was 33 per cent.

Stage 3 production to begin mid-2006

Our 2006 outlook includes production from our Stage 3 project, which is scheduled to come on-stream mid-year. Stage 3 is one of the largest and most complicated mega-projects in the world, and I congratulate Syncrude on the completion of construction. Syncrude has delivered infrastructure that will leverage our resource base for decades to come, increasing productive capacity from roughly 250,000 to 350,000 barrels per day, gross to the project. This was a challenging project that took several years to complete and we look forward to reaping the rewards of this investment. Syncrude also should be commended for maintaining a world-class safety record throughout the construction.

Our track record of meeting objectives

The Stage 3 project has framed much of Canadian Oil Sands' strategy since the project was approved in 2001. As many investors will recall, we reduced the quarterly distribution from $0.75 per Unit to $0.50 in 2001 because we felt we could maintain the lower level while we funded this large, multi-year capital program. Our other objectives were to preserve an investment grade credit rating and to minimize Unitholder dilution. I am pleased that we have delivered on all of those objectives. We maintained the $0.50 per Unit distribution, raising it to $1.00 once the end of the project was in sight and the significant financial requirements were behind us. We preserved our investment grade credit rating, even as we increased debt to help fund the expansion. And finally, we issued only $144 million of new equity, excluding our distribution reinvestment plan, minimizing dilution of our historic Unitholders.

The Trust's future objectives

With the construction and financing of Stage 3 largely behind us, our focus is on the following objectives:

(1) Successfully bring the Stage 3 expansion on-line and achieve full design capacity as quickly as possible

We are on track for Stage 3 production to come on-stream by mid-2006. There will be a period of fine-tuning the new equipment during which production rates may fluctuate but ultimately should average 350,000 barrels per day gross to Syncrude. This average production rate includes outages for turnarounds and maintenance and as such, production will at times fall below the average while at other times exceed it. Given that all Stage 3 units are anticipated to be operating and there is no major turnaround work planned following the turnaround of Coker 8-1 in the first quarter, production should exceed this daily average at various times during the second half of 2006.

(2) Improve the reliability and performance of our operations

Syncrude has historically demonstrated an ability to increase production and reduce operating costs. Unfortunately, over the past few years this trend has not been maintained; a fact I attribute to the challenges of undertaking a massive expansion project within an existing operating facility and the impact of inflationary pressures on our industry. We feel there is opportunity to improve Syncrude's reliability and operating performance with the conclusion of Stage 3 construction. The key will be to maximize production from all facilities as that optimizes the efficiency of our plant, commodity inputs and our employees. To that end, Syncrude is implementing leading-edge reliability and maintenance technologies, and using global benchmarking to identify specific areas of improvement to reduce operating costs and increase production volumes.

(3) Continue to broaden our active role in the stewardship of our Syncrude asset

In September 2005, we appointed Trevor Roberts as Chief Operations Officer. Mr. Roberts has extensive oil sands experience and joins me as a second representative on Syncrude's Management Committee, the key body providing direction on Syncrude's strategic growth and operations.

Canadian Oil Sands also has embarked on a new initiative to begin marketing our Syncrude production, which was previously done under contract by EnCana Corporation. The aim is to continue maximizing the price we receive, to explore alternative markets for our product, and to gain more knowledge about crude oil markets, particularly as they may relate to possible new business opportunities.

(4) Strengthen our balance sheet

We have set a target to reduce our net debt to about $1.2 billion, which should provide us with long-term cash flow coverage of at least two times, even if crude oil prices were to drop to US$30 per barrel. A strong balance sheet will support us in pursuing growth opportunities and in maintaining an unhedged crude oil position. Our current intention is to remain unhedged unless we are in a period of high capital expenditures or financing an acquisition, two situations which have occurred in our recent past.

(5) Pursue our growth strategies

We have an enviable opportunity to grow, both internally through Syncrude and through opportunities beyond our Syncrude interest as well.

Syncrude continues to plan to undertake two additional expansion projects designed to take productive capacity to over 500,000 barrels per day. The first project – known as the Stage 3 debottleneck – will pinpoint existing systems and components with underutilized capacity to optimize plant performance. For example, the most expensive component in the Stage 3 Expansion – Coker 8-3 – was constructed with extra capacity of about 30 per cent, which can be accessed as part of the de-bottleneck process. After the major investment in Stage 3, the debottleneck project should be much smaller in scale, more manageable to execute and deliver more robust economics. The next major expansion – Stage 4 – isn't slated to begin until the middle of the next decade, providing us ample opportunity to evaluate the execution strategy. Both stages are pending engineering design and approval by Syncrude's owners, and accordingly, we do not yet have defined cost estimates or schedules.

We believe Syncrude's assets represent the best in the industry and would consider increasing our interest in the project, assuming the terms are attractive to our Unitholders. Additionally, we continue to evaluate oil sands-related acquisition opportunities to provide growth outside of our Syncrude interest; however, we have not yet identified any opportunities that we believe would have added value to our Unitholders.

(6) Grow cash distributions

Given the long-life of Syncrude's reserves and our investment in the recent Stage 3 expansion, we have the potential to generate substantial free cash flow for decades to come. We intend to approach full payout of our free cash flow – operating cash flow less capital expenditures and our reclamation trust contributions – once our net debt target of about $1.2 billion is within reach. We also will continue to manage our cash flow and look for other growth opportunities that enhance value to our Unitholders.

(7) Continue to represent Canada's trust sector

During 2005 we worked through the Canadian Association of Income Funds to help the Federal Government understand the important role of trusts in the Canadian economy. It was our position that trusts provide investors with tax-effective income, encourage more disciplined capital management and contribute to the country's productivity and growth. We appreciate the Government's consultation process that allowed us to share our views and are pleased with their decision to not change taxation of trusts. We continue to express to the Government the need to remove any limitation on foreign ownership as we believe these restrictions hamper access to global capital markets and thereby curtail growth.

Operating environment

I am very encouraged by our business environment. Crude oil prices remain robust and, are likely to remain so, based on the forward curve as of February 22, 2006 and given the tight global supply and demand balance of this non-renewable resource. This view also is supported by the United States' Energy Information Administration which indicated in late 2005 that current investment was insufficient to bring on new supply fast enough to meet rising demand. The



ABOUT 6,500 HIGHLY SKILLED CONTRACTOR PERSONNEL AND 25 MILLION FIELD LABOUR HOURS WERE REQUIRED TO COMPLETE CONSTRUCTION OF SYNCRUDE'S STAGE 3 UPGRADER EXPANSION.

world currently consumes about 87 million barrels of crude oil per day and some are predicting demand will grow to more than 100 million barrels per day by 2015.

Many of the world's producing nations are experiencing natural declines in their production and are challenged to find new reserves. The world must replace annual reservoir declines, estimated at two per cent to eight per cent, before they can actually add to net global capacity. New discoveries are typically smaller, often in more remote and less stable regions of the world, and increasingly more costly to find and produce. Despite efforts and higher crude prices to encourage investment, the world is failing to demonstrate its ability to grow supply beyond nominal levels.

Canada's oil sands are unique in the world in their ability to provide significant, definable production growth with virtually no decline. Economically recoverable oil reserves are estimated at 175 billion barrels with today's technology. Production from the oil sands is expected to climb to 2.7 million barrels per day by 2015. Given this is a long-term, secure source of energy, Canada will easily remain self-sufficient and is likely to continue to be the largest single source of crude oil supply to the U.S., albeit we satisfy only a fraction of the approximately 21 million barrels of crude oil a day that our neighbour currently consumes.

While the resource is massive, producing from the oil sands is challenging. Compared to the conventional sector, oil sands projects tend to have higher operating costs and initially require large capital costs with long lead times. Once the initial investment has been made, however, oil sands projects have the potential to generate significant cash flow for an extended horizon, making their long-term economics attractive, particularly in the current price environment. As a result, development of Canada's oil sands is rapidly expanding. The intense growth of the sector is putting pressure on infrastructure and labour demands in the Wood Buffalo area, and I believe this will create difficulties for companies in managing costs and schedules for projects in the works.

Our Stage 3 expansion has had its own cost overrun and completion delays to contend with. Fortunately, the risks of executing this large capital project are now largely behind us and under today's crude oil prices, the economics are robust. Indicative of the Syncrude operation's profitability, we expect to begin paying higher Crown royalties in 2006. The Alberta Government's royalty regime was structured to help Syncrude and others pursue growth plans. Now that we have recovered our investment, royalties will increase to 25 per cent of net cash flow. Canadians as a whole also benefit enormously from oil sands activity as the Federal Government receives 41 per cent of the total taxes paid related to this activity, according to the Canadian Energy Research Institute.

I'm very proud of what has been achieved to date for our Unitholders. We have an investment in a world-class project with a strong track record and outstanding prospects for the future. Syncrude is one of the most established operators in the region, having been in continuous production for 27 years. Our exceptional resource base totals about nine billion barrels of Syncrude Sweet Blend™, equivalent to three billion barrels net to the Trust. When that supply has been exhausted – over 50 years from now – our Mildred Lake facility has the potential to operate as a regional upgrader for the industry.

The challenges of the last few years have demonstrated the capability and the commitment of the people working at Canadian Oil Sands and Syncrude Canada. I also appreciate the support and guidance of our Board of Directors, which was ranked number one in corporate governance among Canadian trusts by Report on Business in 2005.

I believe Canadian Oil Sands' long-term value potential remains unsurpassed and we look forward to continuing to work with the joint venture partners and with Syncrude Canada to optimize the outstanding resource opportunities that our project provides. I would like to thank our joint venture partners for their expertise and ongoing cooperation and, to the thousands of Syncrude Canada employees and contractors who have made this latest expansion a reality, a sincere thank you for your dedication and hard work.

On behalf of the Board of Directors,

Marcel R. Coutu
President and Chief Executive Officer
February 22, 2006





TEAMWORK

MANAGEMENT ROUND TABLE

CANADIAN OIL SANDS IS A RELATIVELY SMALL ORGANIZATION WITH AN IMPORTANT MANDATE. A TOTAL OF 14 STAFF MARSHAL THE LARGEST AND ONLY PURE PUBLIC INVESTMENT VEHICLE IN SYNCRUDE, THE LARGEST OIL SANDS PROJECT IN THE WORLD.

With a small, focused and diverse management team, Canadian Oil Sands stewards the financial interests of the Trust and provides strategic planning advice and operational guidance to Syncrude. With its more than 4,000 employees, Syncrude Canada manages the day-to-day oil sands operations. In early January 2006, seven key members of the Canadian Oil Sands management team discussed the current status of the Syncrude project, opportunities for the future and their strategies for meeting Unitholder expectations. Here are excerpts from their conversation.

On the Stage 3 expansion project

The Stage 3 expansion was mechanically completed early in 2006. We are now into commissioning the remaining units and are on track for increased production to begin by mid-year. Nearly 70 per cent of the units have been turned over to operations. Of those process plants already started up, some in 2005 and others earlier in 2006, we are pleased with the operational results to date.

Stage 3 is expected to increase Syncrude's productive capacity to 350,000 barrels per day, which reflects an average production rate that incorporates outages for turnarounds and maintenance. We anticipate a period of optimizing and refining the various Stage 3 units and processes during which time production may fluctuate. Nonetheless, with no major turnarounds scheduled for the last half of 2006, we should be able to achieve these rates and even exceed them at times. On a steady state basis, we think we should be able to achieve 90 per cent of productive capacity within the first year of operations; accordingly, we are anticipating a 2006 exit production rate of 315,000 barrels per day for Syncrude. During 2007, Syncrude should be able to demonstrate design capacity rates averaging 350,000 barrels per day for sustainable periods.

On the forward strategy

The plan for continued growth at Syncrude is already in place. There are two more stages of expansion that are planned to take place on the heels of one another and extend into the end of the next decade. Productive capacity is expected to rise from 350,000 barrels a day to more than half a million barrels a day. And so, on a stand alone basis without pursuing anything else, significant growth capacity exists within the Syncrude project itself.

We also continue to welcome the opportunity to increase our ownership in Syncrude through consolidation of the Syncrude owners. And we would consider expansion outside the Syncrude project, remaining focused on oil sands-related assets.

As for financing an acquisition, we would expect to finance it the same way we have historically through judicious use of debt and equity to maintain an investment grade capital structure. We also would aim to avoid any dilution of our existing Unitholders, and depending on market conditions, to minimize any reductions to distributions.

On distributions

The outlook for distribution increases is very positive. Distributions are driven by free cash flow – funds from operations less capital expenditures and reclamation trust contributions. Production levels, crude oil prices and capital expenditures are the main determinants of free cash flow. Given the completion of our Stage 3 expansion and the anticipated increase in production and decline in capital expenditures, we expect our free cash flow to grow.

Our priority for that free cash flow is debt repayment. We have set a net debt target of about $1.2 billion to give us the financial flexibility we feel is prudent. We expect to reach this target by the end of the year under our current outlook, which calls for a crude oil price of US$55 per barrel WTI and production of 35.5 million barrels in 2006. Once that target is within reach, we expect to optimize long-term cash distributions for our investors within the context of pursuing attractive growth opportunities, should they arise.

Our quarterly distribution schedule, as opposed to monthly, should help to smooth out payout amounts, which may fluctuate more in the future in response to changes in crude oil prices, production and a higher payout ratio. Most importantly, our long reserve life provides a solid foundation for sustainable distributions over the long-term.

On the impact of higher Crown royalties

The royalty structure that the Alberta government instituted was designed to encourage and contribute to oil sands development, and it has worked. A nominal one per cent of gross revenue

ALLEN HAGERMAN, FCA

CHIEF FINANCIAL OFFICER

Allen has more than 25 years of experience in the financial management of energy companies. Prior to Canadian Oil Sands, he was Vice President and Chief Financial Officer of Fording Canadian Coal Trust and held senior positions at Hudson's Bay Oil and Gas and Home Oil. Allen is a chartered accountant, holds an MBA, and has completed the Institute of Corporate Directors, Corporate Governance program and is accredited as a certified director under that program.





MARCEL COUTU

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Marcel has more than 25 years of experience in the resource and energy sector, primarily focused in corporate finance. Prior to joining Canadian Oil Sands, he was Chief Financial Officer of Gulf Canada and held senior executive positions at TransCanada Pipelines. Marcel holds an H.B.Sc. and an MBA, and is a member of the Association of Professional Engineers, Geologists and Geophysicists, and the IBA.

is due until payout and the royalty rate then moves to 25 per cent of project net cash flow (after capital but before financing costs). We expect to be paying the higher rate in early 2006. We feel the structure is fair because it allows us to recover our investment and is then tied to the project's profitability. Even at the higher royalty rate, based on today's crude prices, we expect to be generating healthy operating margins.

On the impact of lower oil prices

Our revenues are generated from the sale of a single high-quality crude oil; however, lower oil prices do reduce our capacity to finance operations and the amount available for cash distributions to Unitholders. Once we begin to approach full payout of our free cash flow – funds from operations less capital expenditures and reclamation trust contributions – our distributions may more closely reflect changes in crude oil prices – up or down.

We also believe that a change in crude oil prices is the main factor affecting our Unit price, notwithstanding any other significant developments in our business. We offer a long-term crude oil investment opportunity for investors who believe in strong long-term crude oil prices.

We manage our capital structure to provide a prudent balance of debt and equity. We believe that a strong balance sheet is a cost effective method of protecting against fluctuations in crude oil prices, and we are currently aiming for net debt to cash flow coverage of about two times against a potential low US$30 per barrel oil price environment.

On the upside, lower oil prices may create opportunities. Our strong balance sheet positions us to capitalize on these opportunities when they arise. The downside, obviously, is the impact lower oil prices could have on Unit prices, which could reduce our financing capacity during such cycles.

On risk management

We are fundamentally exposed to crude oil prices with our long-life crude oil reserves. Typically our investors are attracted to an investment in Canadian Oil Sands Trust for that particular exposure, and we generally do not intend to take it away by hedging. We may, however, hedge our crude oil production periodically to reduce cash flow risk during expansions or other growth and financing circumstances.

We also are exposed to the price of natural gas as the hydrogen and energy source required by Syncrude's operations. Importantly though, natural gas prices historically are closely linked to crude oil prices and we are far less sensitive to changes in natural gas prices – about one eighth as sensitive – as we are to changes in crude oil prices. We may hedge our natural gas consumption if and when we see a good opportunity to do so, as we have done in the past.

Changes in foreign exchange are another risk. A weakening U.S. dollar works against us because revenues are determined in U.S. dollars while our expenses are in Canadian dollars. Offsetting a weakening U.S. dollar somewhat, is the close to $1 billion in U.S. dollar denominated debt we carry, which although not a perfect hedge, does partially mitigate this risk. We have small foreign exchange positions that will expire by 2007, but at this time we do not intend to enter any new foreign exchange contracts.

Finally, our Syncrude asset is exposed to the risk of an event, such as a fire or explosion, damaging all or part of the facility. Syncrude mitigates this risk by employing world-class operating and maintenance procedures and techniques. Furthermore, Syncrude conducts annual risk identification reviews to assess and manage potential risks. While we can't fully protect against all types of risks, Canadian Oil Sands also has purchased property insurance to cover a portion of our share of the costs associated with rebuilding the facility and business interruption insurance to protect a significant portion of funds from operations lost during construction of the rebuild. Combined limits on our property and business interruption insurance currently total US$1 billion.

On the competitive price pressure from increasing synthetic crude production

Additional synthetic oil production will be coming on-stream this year with our Stage 3 expansion, but our read of the markets is that customers will welcome this development. Production rates for conventional light, sweet crude oil have been declining in North America for many years. Our synthetic SSB crude is a light oil with an average API of about 32°, low residual bottoms and low sulphur content; as such, in many respects it is a replacement to the feedstocks that customers have used in their refineries for over 50 years. Some of our customers are beginning to invest in refinery assets to process more synthetic crude and to deal with environmental and product quality issues. We continue to also work with the pipeline companies to provide pipeline extensions and expansions to take our product to our existing and new customers, and to improve the quality of the delivered product.

With the startup of the Stage 3 expansion, Syncrude will be producing an even higher quality synthetic crude called Syncrude Sweet Premium™ ("SSP"). This blend will have a higher diesel cetane count and kerosene smoke point than SSB, enabling our existing customers to potentially increase the percentage of synthetic crude in their refinery, and perhaps attract new customers. In terms of future expansions, we also are exploring the opportunity to produce a light, sour product to market as a diluent for blending with other producers' bitumen.

While an increase in supply tends to put downward pressure on product prices in any commodity business, we are working to create new demand and an extended market reach that we hope will offset any significant downward pressures. Historically our SSB product has traded close to WTI, and given SSP's superior quality, we expect to maintain a plant gate price that approximates WTI.

TREVOR ROBERTS

CHIEF OPERATIONS OFFICER

Trevor has 30 years of experience in the energy sector. Prior to Canadian Oil Sands, he was Senior Vice President, Operations with Suncor Energy, responsible for all of its day-to-day oil sands operations. Prior to that, Trevor held senior positions with Shell Canada Limited.





TRUDY CURRAN

GENERAL COUNSEL AND CORPORATE SECRETARY

Trudy has practiced securities/corporate finance law for over 20 years at such organizations as EnCana Corporation, Canadian Pacific Limited, and Canadian Airlines. Trudy received her LLB and her B.A. (with distinction) and was a recipient of the Governor General's Bronze Medal Award.

LAUREEN DUBOIS

CONTROLLER

Laureen has 9 years of accounting experience and prior to Canadian Oil Sands, she worked in various accounting positions with EnCana Corporation and Canadian Pacific Limited. Laureen holds a Chartered Accountant designation and a Bachelor of Commerce degree (with distinction) from the University of Saskatchewan.





RYAN KUBIK

TREASURER

Ryan has more than 10 years of corporate finance experience. Prior to Canadian Oil Sands, he held progressively senior finance positions with EnCana Corporation, PanCanadian Energy and PricewaterhouseCoopers. Ryan holds Chartered Accountant and Chartered Financial Analyst designations as well as a Bachelor of Commerce Degree.

On internalizing the marketing program

Our five-year marketing contract with EnCana will expire at the end of June 2006 and, for a number of reasons, this is a good time for us to take control of marketing our Syncrude production. In many ways it has been a natural evolution: the asset is growing and Canadian Oil Sands is growing right along with it. Furthermore, the markets are changing – new supply is being added, new pipelines, new refinery customers and refinery re-configurations, and new feedstock choices for refiners. It is an ideal time for us to have a direct hand in influencing that landscape. Establishing our own marketing ability will result in more direct control over our marketing processes, a better understanding of our customers' needs, and enhancement of our connection with rapidly changing market dynamics. We expect these insights will assist us in making better long-term strategic decisions about markets and products, both for our Syncrude product and as we consider further capital investments in oil sands.

On the challenges of growth over the next 10 years

The oil sands sector is expected to expand tremendously with a number of new projects slated for the area. Consequently, the demand for labour to construct these projects is expected to grow, peaking during 2007 to 2009. We are in a fortunate position to have constructed our Stage 3 expansion during a lower demand period compared to the near-term forecast.

Nevertheless, we plan to continue to grow, which is not dissimilar to the competition; however we believe we are in a better position to do so. We have a larger operational workforce and we can draw on them in a way that a greenfield operation cannot. Syncrude Canada is in a position to attract people because it offers experience, one of the safest work environments, a close proximity to Fort McMurray and competitive wages in a non-unionized setting. In addition to some 4,000 operations personnel on site, Syncrude Canada's construction workforce peaked at about 6,500 people last year, so there is a vast pool of people who are familiar with our project and our approach. Finally, our next growth stage is more modest and flexible.

On foreign ownership

We strongly believe the current requirement for mutual fund income trusts to maintain non-resident ownership below 50 per cent does not recognize the reality of today's capital markets and is not practical to manage. Businesses need access to global capital markets to grow, which is in the best interest of investors and national economies. We believe the Federal Government appreciates this situation, and we are continuing to seek relief from this non-resident ownership requirement for our Unitholders.

On the ability to add value to Syncrude

We are part of an owner group that has extensive global reach in the upstream and refining ends of this business. As a group, we bring process, discipline, technical review, business controls and financial capability, all of which is and has been very meaningful for Syncrude.

As Canadian Oil Sands, we bring a management team that is on the ground and dedicated to interfacing with Syncrude Canada management and the owner group. As a management team, we bring technical expertise, a strong governance orientation and a single asset focus that none of the other owners have. Our aim is to leverage the contributions and strengths of the Syncrude owner group, which includes some of the best operators in the industry, to optimize the Syncrude business operation. We achieve this goal primarily through participating in, and chairing many of the Syncrude committees.

Because Syncrude is our only investment, we provide the pure-play perspective on the operations and value fundamentals of this business. In many ways, we are the voice of the Syncrude operation, particularly in the capital markets. In turn, we share investors' opinions of the business with Syncrude and its owners. We have become the designated spokesperson on financial and operational results for Syncrude to the investment community through the endorsement of the other owners; it is our website, for example, that most investors and analysts look to for updates on the Syncrude project. We would like to believe that, because of our pure-play status, we are raising the standards of disclosure of oil sands information and this will ultimately lead to better information and understanding of all oil sands projects.



SIREN FISEKCI

DIRECTOR, INVESTOR RELATIONS

Through positions at energy companies such as EnCana Corporation, PanCanadian Energy, NAL Trust and Rigel Energy, Siren has accumulated over 10 years of investor relations experience. Siren holds a Bachelor of Communications Degree, a diploma in Public Relations, and has completed the Canadian Securities Course (Hons.) and the Richard Ivey Strategic Management of Investor Relations program.

STAGE 3 EXPANSION

In early 2006, Syncrude finished construction on its Stage 3 project, a massive expansion of its facilities that began in late 2001. The project is on schedule to come on-line by mid-2006. It is designed to increase productive capacity to 350,000 barrels per day, or 124,000 barrels per day net to the Trust, reaffirming Syncrude's position as the largest producer from Canada's oil sands. Start-up of many of the new and revamped units began in 2005 and we are pleased with their early performance.

The most capital intensive component of the project was the expansion of our Mildred Lake upgrading facility, which featured construction of a third fluid coker and ancillary facilities. Syncrude has been using fluid coking as its primary technology for upgrading bitumen since operations began in 1978, and today Syncrude is recognized as the world leader in fluid coking. Bringing on new bitumen supply to feed the upgrader was also part of Stage 3. A second mining train at Syncrude's Aurora North mine, Syncrude's best quality mine, came into operation in October 2003.

Stage 3's total investment is estimated at $8.4 billion, or $3 billion net to the Trust, as at February 22, 2006. When we announced the project in early 2001, we estimated the total cost at $4.1 billion. Execution of the project, however, proved more challenging than we had anticipated, leading to schedule delays and cost escalation. The challenges we encountered included: a difficulty in sourcing engineering design capacity, which delayed construction of some of the modules and upset their delivery schedule; lack of Syncrude or owner personnel managing the project and encouraging more accountability for results; integrating the expansion within an existing, operating facility; and lower productivity than was originally forecasted. The lower productivity largely reflects the growing shortage of skilled construction labour within the Fort McMurray area and the supervisory staff for that labour. This problem may persist and indeed worsen over the next few years with the growing number of capital projects expected in the area.


NORTH MINE
Truck and Shovel
(two mining trains)
AURORA NORTH
Truck and Shovel
(one mining train)
AURORA NORTH
Truck and Shovel
(two mining trains)
AURORA NORTH
Truck and Shovel
AURORA SOUTH
Truck and Shovel
1 & 3
BASE MINE
Dragline and Bucketwheel
1
2
3
4
5
6
7
8
STAGE 1 & 2
(existing)
STAGE 3
(2006)
STAGE 3*
debottlenecking
(2012)
STAGE 4*
(2016)

Oil Sands Process:
1 Mining, ore sizing and slurry preparation
2 Utilities
3 Primary extraction
4 Secondary extraction/froth treatment
5 Primary upgrading (cokers)
6 Hydrogen plants (3 existing, 1 in Stage 3)
7 Secondary upgrading
8 Tank farm

* Preliminary; requires Syncrude owner approval

It is important to recognize that not all of the capital invested in Stage 3 was directed at increasing production. The expenditures also were used to:

- Improve the quality of all crude oil volumes produced to SSP, a lighter, sweeter crude oil. We expect SSP will be more attractive to North American refiners, because of its higher cetane and kerosene smoke points.
- Construct additional pre-built capacity that can be unlocked through the next Stage 3 debottleneck expansion, providing incremental productive capacity at more robust economics. For example, the new Coker 8-3 is capable of processing 145,000 barrels of bitumen per day, providing about 30 per cent more coking capacity than will be required by the Stage 3 expansion.
- Implement new measures to mitigate Syncrude's impact on the environment. Specifically, the new coker features a flue gas scrubber to essentially eliminate all of its sulphur dioxide emissions. This sulphur dioxide will be used to produce marketable ammonium sulphate fertilizer through a third-party onsite manufacturing arrangement.
- Improve and modernize the base plant operations. A new control centre was built to centralize and implement state-of-the-art computer controls to ensure optimum performance of a facility that operates 24 hours a day, 365 days a year.



500
400
300
200
100
0
DESIGN & ENGINEERING
CONSTRUCTION
STAGE 4: 500,000 BARRELS PER DAY
STAGE 3 DEBOTTLENECK: 400,000 BARRELS PER DAY
STAGE 3: 350,000 BARRELS PER DAY
STAGE 3 RAMP-UP
BASE
2005
2010
2015
2020

SYNCRUDE EXPANSION PLANS

BASE REFLECTS 2005 ACTUAL PRODUCTION; Stage 3 ramp-up reflects 2006 production outlook as at February 22, 2006; Stage 3, Stage 3 debottleneck and Stage 4 reflect productive capacity.

Based on Syncrude's 2005 business plan; the Stage 3 debottleneck and Stage 4 are preliminary and have not yet been approved by Syncrude's owners.

STAGE 3 BENEFITS


The new fluid coker constructed as part of the Stage 3 expansion is the largest of its kind in the world and weights 2,800 tonnes – equivalent to the weight of eleven Statues of Liberty.
PEOPLE TRUST WHAT THEY SEE


81.4
83.8
77.3
87.2
78.1
01
02
03
04
05

SYNCRUDE ANNUAL PRODUCTION
(MILLION BBLS)


223
230
212
238
214
01
02
03
04
05

SYNCRUDE AVERAGE DAILY PRODUCTION
(THOUSANDS OF BBLS PER DAY)

SYNCRUDE PRODUCTION DECLINED IN 2005 as a result of plant turnarounds and the revamping and tie-in of units associated with the Stage 3 expansion.

OPERATIONS

2005 PRODUCTION

All figures provided below are gross to Syncrude, except per barrel operating costs.

Total production in 2005 of 78.1 million barrels, or approximately 214,000 barrels per day, was 10 per cent below 2004 production. Reliable operations and no coker turnaround led to record production in 2004, whereas in 2005 Syncrude conducted the largest turnaround in its history, including the planned turnaround of Coker 8-2. As well, during 2005 many of the units associated with the Stage 3 expansion were revamped and tied-in.

Lower production in 2005 led to higher operating costs per barrel for the Trust, which averaged $26.34 compared to $19.40 in 2004. Natural gas is used in the operation, and consequently the rise in natural gas prices relative to 2004 also contributed to the operating cost increase.

Syncrude largely completed its South West Quadrant Replacement ("SWQR") project in 2005, which provides additional feed for the expanded upgrader. The project replaces bitumen production from the southwest quadrant of the Base Mine through the installation of new mining systems at the North and Aurora North mines and was completed on schedule at a cost of approximately $835 million. The Base Mine has been our original source of oil sands since Syncrude began producing in 1978 and it is expected to be depleted in 2006.

Improving margins

Syncrude is engaged in long-term efforts to manage operating costs with the goal of becoming the lowest-cost producer of bitumen in the Athabasca region. It hopes to achieve lower costs as a result of the Stage 3 expansion, and by applying new technologies in bitumen production to leverage the natural advantages of Syncrude's high-quality ore bodies. Syncrude invests about $50 million annually in research and development, most of which is applied to problem solving and optimization of the many unique processes involved in oil sands mining, extraction and upgrading operations. Key areas of new technology application include:

- separating and disposing of all, or part of, the sand closer to the mine face to reduce trucking and tailings costs;
- reducing the energy input requirements in the oil extraction operation;
- improving the oil recovery and efficiency of the extraction operation;
- improving the tailings processes; and
- continuing to improve the reliability of all process plants and equipment.

Natural gas is a significant input cost in the production of bitumen and synthetic crude oil. To ensure that Syncrude operations are as efficient as possible, a concentrated effort is made to minimize energy input requirements and to recycle and re-use waste gas streams. Additionally, Syncrude is evaluating new technologies in its operations to further reduce energy input requirements and replace natural gas with another fuel source, for example coke gasification, which may eventually become attractive but remains a challenging new and expensive technology.


STRIP RATIOS
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
ORE GRADE
11.7 11.6 11.5 11.4 11.3 11.2 11.1 11.0 10.9 10.8 10.7 10.6 10.5 10.4 10.3 10.2
Syncrude North Mine
TV/BIP=10.7
UTS/Petro-Canada Forthills
TV/BIP=10
Suncor Millennium (Pit 2)
TV/BIP=9.7
Deer Creek - Joslyn
TV/BIP=10.7
Synenco/Northern Lights
TV/BIP=11.0
Canadian Natural Resources - Horizon
TV/BIP=10.3
Syncrude Aurora South Mine
TV/BIP=8.1
Imperial - Kearl
TV/BIP=8.1
Syncrude Aurora North Mine
TV/BIP=7.2
Shell Canada - Muskeg River Mine (east)
TV/BIP=7.0
Shell Canada - Jackpine
TV/BIP=7.2

MINE QUALITY COMPARISONS

THE QUALITY OF SYNCRUDE'S MINES IS AMONG THE BEST WITH LOW TOTAL VOLUME TO BITUMEN IN PLACE RATIOS ("TV/BIP"). This ratio measures the total volume of material (dirt, sand and bitumen) relative to the volume of bitumen in place. It is determined by the stripping ratio (the amount of waste that must be removed to access the bitumen deposit) and the ore grade (richness of the deposit). Syncrude's Aurora North and South mines – the future of Syncrude's operations – have excellent quality characteristics, which should enhance the economics of the Syncrude project.


SYNCRUDE
Aurora North
Aurora South
North Mine
Base Mine
MINEABLE
SHELL
UTS
WLS
CLS
OTHER
CNRL
CRISTOL
TOTAL
DEVON
PETRO CANADA
SUNCOR
VALVE CREATION
IMPERIAL
EXXON MOBIL
HUSKY
SYNENCO
BADLAND
ENCANA
SCOTT
CAVALIER
WOOD OIL
SASKATOON ASSETS

WE BELIEVE THAT THE QUALITY AND LOCATION OF SYNCRUDE'S LEASES PROVIDE THE PROJECT WITH A DISTINCT ADVANTAGE. All of Syncrude's reported reserves are mineable and are located in the "sweet spot" of the Athabasca oil sands deposit. Only about 20 per cent of the oil sands deposits in the Athabasca region of Alberta – outlined in the map above – are close enough to the surface to be recoverable through mining. The rest of the resource requires in-situ methods of recovery, the success of which depends on the quality of the reservoir and correspondingly, recovery rates and costs have been variable. In general, in-situ bitumen recovery rates are in the 40 to 60 per cent range whereas the recoveries for a mining operation are up to 90 per cent.

The increase in world mining and manufacturing activity of the past two years has caused longer procurement lead times for many materials used in the Syncrude operation. This has required Syncrude to place even more emphasis on maintenance planning and scheduling activities, with special attention to ensure adequate spare parts inventories are on hand at all times. Still, certain suppliers have been challenged to keep ahead of the surge in demand for maintenance and operating materials. A world-wide shortage of large haul truck tires is a good example. While Syncrude has identified this shortage as a production and cost risk for 2006 and 2007, it does not expect it to impact the current 2006 production outlook because Syncrude has implemented various measures aimed at reducing tire wear and damage to more efficiently manage the supply.

Labour

Syncrude Canada employs several thousand employees and contractors. The operation is well prepared for the Stage 3 expansion as it comes on-stream during the first half of 2006.

Syncrude Canada's permanent employee turnover has increased from an average of about five per cent over the past few years to at about nine per cent in 2005, driven largely by the retirement demographics of an aging workforce at Syncrude Canada and the migration of other employees to competing projects.

Syncrude Canada has tremendous capability to attract and train new employees and retain them through career development and an attractive benefits package.

To help provide an adequate supply of trained labour in its operations in the future, Syncrude Canada supports local aboriginal communities, colleges, universities, trade schools and various levels of government to help people develop the skills and knowledge they need to enter the workforce. Syncrude Canada is one of the largest employers of Aboriginal Peoples in Canada. In addition, Syncrude Canada recruits extensively from the regional municipality of Wood Buffalo and fills the remainder of its available positions with workers from across Canada. With the completion of the Stage 3 project, Syncrude Canada's requirement for engineering and construction labour has been reduced, at least until the next growth phase expected later this decade.

Environment, health and safety

Syncrude has an exceptional safety record and in 2005 Syncrude Canada employees and contractors achieved world-class safety performance. This is particularly noteworthy because it was achieved during the busiest construction period in Syncrude's history.

In 2005, the lost-time injury ("LTI") rate was 0.05 per 200,000 workforce hours, including permanent and contract workers, far surpassing Syncrude's previous best year LTI rate of 0.10 set in 2002. Syncrude's LTI rate is now less than 1/50th of the Alberta provincial average of 2.9.

SYNCRUDE CUMULATIVE PRODUCTION


MILLIONS OF BBLS SSB
2000
1500
1000
500
0
1980
1985
1990
1995
2000
2005

SINCE ITS FIRST YEAR OF OPERATIONS IN 1978 Syncrude has produced more than 1.6 billion barrels of crude oil. Based on Syncrude's proven and probable reserves, another five billion barrels remain to be produced.

LONG-LIFE RESERVES/RESOURCES

As at December 31, 2005 (billions of barrels of SSB)	Syncrude	Canadian Oil Sands[1]
Proven Reserves [2]	2.9	1.0
Proven & Probable Reserves [2]	5.0	1.8
Total Resources (includes proven & probable reserves)	9	3

[1] The Trust, through its operating subsidiaries, holds a 35.49 per cent interest in the Syncrude project.

[2] Based on independent reserves evaluation by GLJ Petroleum Consultants effective December 31, 2005 and prepared in accordance with National Instrument 51-101.

Syncrude's safety performance saves it $0.20 in Workers' Compensation Board rates for every $100 in payroll compared to the industry average.

Safety values, beliefs and attitudes are the key to any manufacturing operation. Great performance comes from a carefully planned approach and a strong management system. It also comes from a disciplined approach and the commitment of everyone involved in the operation. World-class safety performance not only results in fewer people being hurt less often and less severely, but also creates the environment for success in many other key dimensions of manufacturing excellence, namely, maintenance and reliability, quality, and cost performance. In other words, safety is an industry bellwether that must be successfully accomplished before other industry-leading performance benchmarks can be achieved.

In terms of the environment, Syncrude is committed to remaining a leader in the profitable, sustainable development of Athabasca's oil sands. Syncrude is making enormous strides in the key areas of land reclamation, water usage and emissions. In 2005, Syncrude reclaimed over 300 hectares of land, bringing total permanent land reclaimed to more than 4,000 hectares. More than four million trees and shrubs have been planted. Syncrude has reclaimed 22 per cent of total land disturbed at Mildred Lake and its Aurora North Mine, even though Aurora has been in production only since 2000.

In the area of water management, Syncrude has reduced its raw water imports from the Athabasca River by over 25 per cent since 2002 due to various conservation efforts. Syncrude consumes about half of its water license limit and recycles 80 to 90 per cent of its process water.

Reducing emissions is another key focus area for Syncrude. Through improvements in energy consumption and processes, greenhouse gas emissions per barrel of production are expected to decline by 23 per cent over the 1988 to 2010 period. Syncrude also is taking action to reduce total sulphur dioxide emissions by 60 per cent from current levels, even while crude oil production is expected to substantially increase. Furthermore, the move to produce the higher quality SSP blend will enable downstream refineries to more easily produce cleaner burning, environmentally-friendly petroleum products.

For more information on Syncrude's 2005 Environment, Health, Safety and Social Performance, please see their 2005 Sustainability Report, which will be available from the Trust in June 2006.


TRUSTING WHAT WE KNOW

ABOUT OUR BOARD

C.E. (CHUCK) SHULTZ

Chairman and Chief Executive Officer, Dauntless Energy Inc.

Chairman of the Board of Directors

Mr. Shultz is the Chair and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) which he formed in 1995. Prior to that, from 1990 to 1995, Mr. Shultz served as President and Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company). He is a director of Enbridge Inc. (public pipeline company) and of Newfield Exploration (public oil and gas company). He also is a director of several private companies, including Glencoe Exploration, Matrix Solutions and Tasman Exploration, and sits on the Siemens Canada Advisory Board. He has completed the Institute of Corporate Directors, Corporate Governance program and is accredited as a certified director under that program.

MARCEL R. COUTU

President and Chief Executive Officer, Canadian Oil Sands Limited

Prior to Mr. Coutu becoming the President and Chief Executive Officer of the Corporation in 2001, he was Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001. Prior thereto he was Director, Finance; Vice President, Finance; and, subsequently, Senior Vice President, International of TransCanada PipeLines Limited. Mr. Coutu has completed the Institute of Corporate Directors, Corporate Governance program and is a member of the Association of Professional Engineers, Geologists and Geophysicists.

E. SUSAN EVANS

Corporate Director

Mrs. Evans has served in the oil industry for 25 years, initially in private practice with Bennett Jones LLP and subsequently with Encor Inc. (public oil and gas company) as Vice President, Law & Corporate Affairs and Corporate Secretary. Since her retirement in 1993, she has served as a Director of several public companies including Home Oil Company, Anderson Exploration Inc. and Athabasca Oil Sands Limited. Mrs. Evans was also a Commissioner of the Alberta Financial Review Commission, Chair of the Audit Committee for the Province of Alberta, Chair of the Alberta Judicial Compensation Commission and Director of the Canada Deposit Insurance Corporation in Ottawa. She currently serves on the Board of Directors of Enbridge Inc. (public pipeline company).

THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI

Corporate Director and Business Consultant

Rt. Hon. Donald F. Mazankowski is a recipient of the Order of Canada and a director of a number of major Canadian corporations, including ATCO, Great West LifeCo, IGM Financial Incorporated, Power Corporation of Canada, Power Financial Corporation, Shaw Communications Inc., Weyerhauser Co., and Yellow Pages Income Fund. Mr. Mazankowski is also a senior advisor to Gowling, LaFleur Henderson LLP, Barristers and Solicitors. Mr. Mazankowski enjoyed a distinguished 25-year career as a Member of Parliament of Canada from 1968 to 1993 and held several senior Cabinet positions including Deputy Prime Minister from 1986 to 1993, Minister of Finance from 1991 to 1993 and President of the Privy Council from 1986 to 1991. Mr. Mazankowski was also Minister of Agriculture, Minister responsible



C.E. (CHUCK) SHULTZ *Chairman*



MARCEL R. COUTU *Director*



E. SUSAN EVANS *Director*



The Right Honourable

DONALD F. MAZANKOWSKI

Director

At Canadian Oil Sands, the principal objectives are enhancing Unitholder value and operating with integrity and honesty. The Board of Directors and management of Canadian Oil Sands believe that effective governance ultimately improves the performance of the Trust, and therefore benefits all Unitholders.



WAYNE M. NEWHOUSE *Director*



WALTER B. O'DONOGHUE *Director*



WESLEY R. TWISS *Director*



JOHN B. ZAOZIRNY *Director*

The Board of Directors oversees management of the Trust and is comprised of proven leaders with extensive experience in the public and private sectors. Canadian Oil Sands' Units are listed on the Toronto Stock Exchange (TSX) under the symbol COS.UN. The Trust's governance practices are outlined in the Management Proxy Circular dated March 10, 2006. In 2005, the Trust was ranked number one for corporate governance among all trusts in Canada by *Report on Business*.

for Privatization and Regulatory Affairs, President of the Treasury Board, Government House Leader, Minister of Transportation and Minister responsible for the Canadian Wheat Board.

WAYNE M. NEWHOUSE

Corporate Director

Mr. Newhouse is a Professional Engineer and oil and gas executive with over 40 years of broad industry experience. From 1995 to present, Mr. Newhouse has served as President of two private oil and gas companies and currently is a director of Petrofund Energy Trust and E-T Energy Limited. Prior to 1995, he was a Senior Vice President with Norcen Energy Resources Ltd. Mr. Newhouse has completed the Financial Literacy for Directors course.

WALTER B. O'DONOGHUE

Corporate Director

Chair, Corporate Governance and Compensation Committee

Prior to January 2005, Mr. O'Donoghue was a partner at Bennett Jones LLP where he practiced corporate law, mergers and acquisitions and securities law for over twenty years. He served as a commissioner of the Alberta Securities Commission for six years from April 1997 to March 2003. He also has served in the past as a director of a number of public issuers, including Telus Corporation and Gulf Canada Resources Limited.

WESLEY R. TWISS

Corporate Director

Chair, Audit Committee

Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a director of Keyera Facilities Income Trust, Enbridge Income Fund, EPCOR, Hydrogenics Corporation and Addax Petroleum Corporation. He has completed the Institute of Corporate Directors, Corporate Governance program. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Administration from the University of Western Ontario.

JOHN B. ZAOZIRNY

Counsel, McCarthy Tétrault LLP

Mr. Zaozirny is Counsel to McCarthy Tétrault LLP, Barristers and Solicitors and Vice Chairman of Canaccord Capital Corporation. He also is a director of a number of public entities including Fording Canadian Coal Trust, IPSCO Inc., Pengrowth Corporation, TerraVest Income Fund, Provident Energy Ltd., Computer Modelling Group, and Bankers Petroleum Inc. In addition to his private sector experience, Mr. Zaozirny was in public service as a former Minister of Energy for the Province of Alberta.


PEOPLE TRUST RESULTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this management's discussion and analysis ("MD&A") contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expectation that higher energy consumption will continue post completion of the Stage 3 expansion, the anticipated cost, completion, and start-up date for Stage 3, the cost, timing and benefit of the completion of the SWQR project, the estimated costs relating to asset retirement obligations, not needing to issue any equity for completing Stage 3 and the other current capital projects, the view that Stage 3 will increase production and sales, thereby increasing free cash flow, the timing regarding reaching the Trust's net debt target, the need for future hedging, the return achieved from sales of Syncrude Sweet Premium™, the expected price for crude oil and natural gas in 2006, the expected reduction in sulphur emissions from the Syncrude emission reduction project, the actual taxes paid in the future by Canadian Oil Sands, the expected production level at Syncrude in 2006, the expected timing and associated production impact of coker and other unit turnarounds, the expected revenues and operating costs for 2006, the expected funds from operations for 2006, the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income, the expected capital expenditures in 2006 and beyond, the expected impact of a unit split, and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: labour shortages and the productivity achieved from labour in the Fort McMurray area, the impact of technology on operations and processes and how new complex technology may not perform as expected, the supply and demand metrics for oil and natural gas which impact pricing, the ability of the other joint venture owners of Syncrude to modify the 2006 budget at Syncrude, normal risks associated with litigation, general economic, business and market conditions, regulatory changes, the variances of stock market activities generally, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust as well as the assumptions and qualifications contained in the Trust's guidance document as such relate to expectations for 2006 production, capital, operating costs, and taxability. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS DESCRIPTION

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its oil sands investment in the Syncrude Joint Venture ("Syncrude"). The Trust's 35.49 per cent Syncrude ownership is the largest interest and the only pure public investment vehicle in the joint venture.

Syncrude has been in operation for 27 years and has a proved and probable reserve base that should support production at an estimated annual capacity of 128 million barrels for over 35 years. Syncrude is operated and administered by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of eight joint venture owners, two of whom are subsidiaries of the Trust. It operates the largest oil sands facility in the world and produces crude oil through the mining of oil sands from ore deposits in the Athabasca region of Northern Alberta. Currently, Syncrude operates in its Base, North and Aurora North mines, which represent its proved reserves of approximately 2.9 billion barrels, or 1.0 billion barrels net to the Trust. When combined with a lease that has not yet been developed, referred to as Aurora South, the estimate of Syncrude's proved plus probable reserves is 5.0 billion barrels, 1.8 billion barrels net to the Trust. Syncrude's total resource base of approximately 9 billion barrels also encompasses other leases.

In addition to operating large oil sands mines, Syncrude operates bitumen extraction plants and an upgrading complex that processes bitumen into a light sweet crude oil. Syncrude's trademark product is a high quality, light, sweet synthetic blend, referred to as "Syncrude Sweet Blend" ("SSB")™, which has an average gravity of about 32° API and less than 0.2 per cent sulphur content. Each joint venture owner receives its share of SSB production in kind and is responsible for its own marketing activities. SSB is transported by pipeline to refineries throughout most of Canada and the United States.

EXECUTIVE OVERVIEW

While Syncrude Canada is responsible for the daily operations of the joint venture, a Management Committee and other various committees of Syncrude Canada's Board of Directors, staffed by the joint venture owners, oversee and approve significant Syncrude expenditures and long-term strategies. Officers of Canadian Oil Sands Limited ("COSL"), the Trust's operating subsidiary which manages its 35.49 per cent interest in Syncrude, participate in the governance of Syncrude's operations and expansion plans through key roles on the Syncrude Management Committee and the Syncrude Canada Board. In particular, officers of COSL chair Syncrude Canada's Board of Directors, the Audit and Pension Committee, the Business Controls Project Steering Committee and the CEO Committee, and Syncrude's Management Committee.

Canadian Oil Sands is responsible for financing its share of Syncrude's operations, expansions, and its own administrative costs. Sources of financing include funds from operations, generated from the sale of its SSB production and, as required, debt and equity financing. Funds from operations is calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. In management's opinion, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures. Free cash flow, which is calculated as funds from operations less capital expenditures and mining reclamation trust contributions, is a key indicator of the Trust's ability to repay debt and pay distributions.

Funds from operations is highly dependent on the net selling price received for our SSB, production volumes, and the operating costs of producing SSB. The price we receive for our SSB product historically has correlated closely to the U.S. West Texas Intermediate ("WTI") benchmark oil price, and is also impacted by movements in U.S./Canadian foreign exchange rates. Crude oil prices can be volatile, reflecting world events and supply and demand fundamentals.

Production volumes reflect the capacity of the Syncrude facility and reliability of its operations. A proved plus probable reserve life estimated at over 35 years, based on a 128-million-barrel annual productive capacity, provides a secure, reliable source of bitumen for the production of SSB. The process of mining, extracting and upgrading bitumen is a highly technical and complex manufacturing operation requiring regular maintenance of the various operating units, which can affect production volumes, and consequently, revenues. Production volumes have a significant impact on per barrel operating costs as a large proportion of the costs are fixed and if the plant is not operating, repair costs typically are also being incurred. One of the most significant production costs is natural gas; accordingly, operating costs are also sensitive to changes in natural gas prices. On a per barrel of SSB basis, the current operations consume approximately 0.85 gigajoules for each barrel of SSB produced.

In addition to funding sustaining capital expenditures, our funds generated from operations are used to repay debt, pay distributions to our Unitholders, and to partially finance acquisitions or our share of Syncrude's expansion projects.


11.7
6.2
4.0
2.2
2.2
01
02
03
04
05

MARKET CAPITALIZATION AT DECEMBER 31
($ BILLIONS)


13.3
7.9
5.4
2.5
2.6
01
02
03
04
05

ENTERPRISE VALUE AT DECEMBER 31 (MARKET CAP + NET DEBT)
($ BILLIONS)

To develop its extensive mineable oil sands leases, Syncrude has designed a staged expansion plan aimed at achieving sustainable productive capacity in excess of 500,000 barrels per day of sweet synthetic crude oil. Syncrude has current average productive capacity of about 250,000 barrels per day, or 89,000 barrels per day net to the Trust. Stages 1 and 2 have been completed and Syncrude is nearing the completion of Stage 3. After mid-2006 when it is anticipated to be completed, Stage 3, combined with current reliability initiatives, is expected to:

- provide an increase in the average productive capacity to about 350,000 barrels per day;
- lower operating costs per barrel as a result of scale economies and the use of cost-saving technologies;
- produce a higher quality product known as Syncrude Sweet Premium ("SSP")™ which we anticipate will attract a higher price than SSB in the equivalent marketplace; and
- improve environmental performance, including a reduction in SO_2 and CO_2 emissions for every barrel of crude oil produced.

The total Stage 3 cost is estimated at $8.4 billion, or $3.0 billion net to the Trust, of which $8.1 billion, or approximately $2.9 billion net to the Trust, was expended as of December 31, 2005. Construction on Syncrude's Upgrader Expansion, the remaining component of the Stage 3 project, was 98 per cent complete at the end of 2005, and Stage 3 is now in the commissioning phase with a scheduled start-up by mid-2006.

The next expansion phase, the Stage 3 debottleneck which follows Stage 3, will focus on releasing specific operating constraints, and is expected to be substantially less capital intensive than Stage 3. Stage 4 should commence within the next decade and is currently envisioned as additional mining trains and a fourth coker similar to Stage 3. Neither the Stage 3 debottleneck nor Stage 4 have received owner approval, and they are only in preliminary design at this time.

At December 31, 2005 based on the closing market price of $126.00 per Unit ("Unit"), our market capitalization and enterprise value were approximately $12 billion and $13 billion, respectively, up from $6 billion and $8 billion, respectively, at December 31, 2004 based on a closing Unit price of $67.61 at that date.

Management continually explores for acquisition opportunities of oil-sands related assets to augment Syncrude's internal growth plans. We also seek to maximize long-term Unitholder value by optimizing distributions to Unitholders. Distributions are dependent upon free cash flow, which is highly sensitive to crude oil prices; production and sales volumes; operating costs; Crown royalties; financing requirements for capital expansions; and our objective of maintaining an investment grade credit rating. Management feels it is necessary to maintain a conservative capital structure and a strong credit rating in order to remain unhedged and participate in and finance future expansion and acquisition opportunities with minimal equity dilution.

The Trust's financing strategy is focused on debt reduction towards a net debt target of about $1.2 billion. Based on our 2006 outlook, disclosed in detail later in this report, we anticipate that the net debt target will be reached by the end of 2006. The Stage 3 project is nearing completion, and while the overall cost continues to trend modestly higher, we believe the magnitude of potential cost increases has narrowed substantially. Additional sales from Stage 3 production are expected in mid-2006, and should result in significant free cash flow to support our finance and distribution plans.

More information regarding Canadian Oil Sands, including our Annual Information Form, is available at www.sedar.com.

SELECTED ANNUAL FINANCIAL INFORMATION

($ millions, except per Unit amounts)	2005	2004	2003
Revenues, after transportation and marketing expense	1,967	1,352	932
Net income	831	509	310
Net income per Unit, Basic	9.04	5.72	3.89
Net income per Unit, Diluted	9.01	5.72	3.89
Funds from operations	1,005	576	273
Funds from operations per Unit	10.93	6.47	3.43
Total assets	5,925	5,068	4,260
Net debt [1]	1,649	1,682	1,421
Total other long-term financial liabilities [2]	240	136	132
Unitholder distributions per Unit [3]	2.00	2.00	2.00

[1] Long-term debt less cash and short-term investments.
[2] Includes employee future benefits and other liabilities as well as the asset retirement obligation.
[3] Starting in Q4 2005, distributions declared after the end of a quarter are no longer being accrued in the financial statements. This change in how Unitholder distributions are recorded has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments. See Note 14 of the consolidated financial statements for more information.

In order to provide meaningful information to our Unitholders, our MD&A focuses on explanations of material variances in our financial results and significant events that have occurred since December 31, 2004. We believe material information relates to the business of the Trust that would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture. As a result of having acquired from EnCana Corporation a 10 per cent Syncrude working interest in February 2003 and another 3.75 per cent working interest in July 2003, our 2003 operating results reflect an average working interest ownership in Syncrude of 31.92 per cent.

Revenues, after transportation and marketing expense, reflect the realized price received from sales of our SSB crude oil, net of transportation and marketing costs, and crude oil and foreign currency hedging gains and losses. In 2005, we realized a net selling price after hedging of $70.91 per barrel, an increase of $27.23 and $32.68 per barrel over the price realized in each of 2004 and 2003, respectively. The increase reflects the substantial rise in WTI, which averaged US$56.70 per barrel, US$41.47 per barrel, and US$30.99 per barrel in each of 2005, 2004 and 2003, respectively. The Trust benefited from full exposure to this market price in 2005 as management discontinued crude oil hedging. In 2005 the Trust also realized an improved price differential relative to Canadian dollar WTI on our selling price compared to the previous two years.

The strong 2005 sales price was somewhat offset by a stronger Canadian dollar relative to the U.S. currency as well as lower production in 2005 relative to 2004. The Canadian dollar strengthened significantly over the three year period, averaging $0.83, $0.77, and $0.71 against the U.S. dollar in 2005, 2004, and 2003, respectively. Sales volumes, which differ from our share of Syncrude's production volumes primarily as a result of in-transit pipeline volumes, averaged 75,994 barrels per day in 2005 compared to 84,575 barrels per day in 2004, and 66,793 barrels per day in 2003. An advanced and extended Coker 8-2 turnaround, sulphur plant pump problems, maintenance activity on the heavy gas oil hydrotreaters, and the vacuum distillation unit shutdown and throughput restrictions all served to reduce 2005 production. By comparison, no coker turnaround was required in 2004 and Syncrude achieved a yearly production record. Syncrude production in 2003 was impacted by two coker turnarounds, with production similar to 2005, however a smaller Syncrude working interest ownership in 2003 resulted in lower sales volumes relative to 2005.

Overall, the increase in 2005 net revenues resulted in higher net income and funds from operations compared to 2004 and 2003, both on a total and per Unit basis. Net income in 2005 rose to $831 million, or $9.04 per Unit, from $509 million, or $5.72 per Unit in 2004 and $310 million, or $3.89 per Unit in 2003. Funds from operations totalled $1,005 million, or $10.93 per Unit, in 2005 for increases of 75 per cent and 368 per cent from 2004 and 2003, respectively.

The net revenue increase was partially offset by operating costs, which rose to $731 million in 2005 from $601 million and $515 million in 2004 and 2003, respectively, mainly as a result of higher natural gas prices. Non-production costs, primarily related to Stage 3 commissioning activities, and interest expense from Stage 3 financing also increased in 2005 relative to the previous two years. Depreciation, depletion, and accretion expense ("DD&A") rose in 2005, reflecting higher estimated future development costs and an accretion expense adjustment related to the initial adoption of the asset retirement obligation standard at January 1, 2004. Non-cash foreign exchange gains on U.S. dollar denominated debt were lower in 2005 as the Canadian dollar strengthened more in 2004 and 2003, resulting in larger gains in each of those years. Finally, a small future income tax expense was recorded in 2005 compared to the recoveries in each of 2004 and 2003.

Total assets continued to increase significantly in 2005 compared to 2004 as Stage 3 construction advanced. Our share of Syncrude's capital expenditures, largely related to the Stage 3 capital program, increased capital assets in 2005 by approximately $800 million and by $942 million in 2004. Accounts receivable rose as at December 31, 2005 due to higher SSB sales prices compared to December 31, 2004. As well, higher 2005 year-end inventory levels, which reflect linefill purchases and higher consumables inventory as the Syncrude operation expands, increased total assets in 2005. Total assests grew substantially in 2003 as a result of acquiring the additional 13.75 per cent working interest, which increased capital assets by approximately $1.9 billion.

Total other long-term financial liabilities rose substantially at the end of 2005 compared to the 2004 and 2003 year-ends, mainly due to an increase in the asset retirement obligation ("ARO") in 2005. The Trust and each of the other Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture. The ARO represents the present value estimate of Canadian Oil Sands' share of these costs, which as at December 31, 2005 increased to $148 million from $44 million at December 31, 2004.

Syncrude's undiscounted estimate of the total cash flows required to settle the Trust's share of the obligation rose to $525 million at December 31, 2005 from $275 million at December 31, 2004. This increase is mainly the result of revised assumptions regarding the volume of reclamation material required and the costs associated with storing and handling the additional material. Cost escalation associated with revegetation, landforming, and additional regional drainage requirements also contributed significantly to the estimate increase. Discounting the incremental cash flows at a 5.28 per cent credit adjusted risk free rate resulted in a $66 million increase to the ARO. In addition, adjustments of $27 million and $10 million, respectively, were recorded to correct accretion expense on the ARO over the period January 1, 1996 to December 31, 2005 and correct property, plant, and equipment balances on the January 1, 2004 adoption of the new CICA standard. While the majority of these adjustments relate to periods prior to the January 1, 2004 adoption of the new ARO accounting standard, the entire amount was reflected in 2005 as it is not significant.

Net debt at December 31, 2005 fell slightly from December 31, 2004 as funds from operations in 2005 were more than sufficient to cover capital expenditures and distributions, and a stronger Canadian dollar reduced the carrying value of our U.S. dollar denominated long-term debt. The higher 2005 and 2004 year-end net debt levels compared to 2003 reflect the additional debt issued to fund our share of Syncrude's capital expenditure program.

SUMMARY OF QUARTERLY RESULTS

Quarterly variances in revenues, net income, and funds from operations are caused mainly by fluctuations in crude oil prices, production, unit operating costs, and natural gas prices. A large proportion of operating costs are fixed, and as such, per barrel operating costs are highly variable to production. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to occur in the spring months of the first or second quarter. However, the exact timing of unit shutdowns cannot always be accurately scheduled, and unplanned outages do occur. Therefore production levels also do not display reliable seasonality patterns or trends. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions.

The last three quarters of 2005 showed improving financial measures relative to 2004. Increased revenues after transportation and marketing expense reflect the higher, unhedged selling price and improved differentials to Canadian dollar WTI in 2005 compared to 2004. These impacts were partially mitigated by a stronger Canadian dollar relative to the U.S. dollar and lower production in the second and third quarters of 2005 compared to the same periods in 2004. The first quarter of 2005 was characterized by operating difficulties as unplanned hydrogen plant repairs forced the advancement and extension of a planned coker turnaround, significantly reducing production. By comparison, there were no coker turnarounds in 2004 and Syncrude set a yearly production record. Syncrude production averaged approximately 214,000 barrels per day in 2005, compared to approximately 238,000 barrels per day in 2004.

Operating costs were higher in each quarter of 2005 compared to 2004, reflecting higher natural gas prices and turnaround costs in the first and third quarters. Non-production costs were higher in each quarter of 2005 compared to 2004, particularly in the last three quarters, as Syncrude began to commission Stage 3 expansion units, while accretion expense was higher in the fourth quarter of 2005 reflecting an adjustment recorded in that period. However, the higher net revenues more than offset increased costs in each of the last three quarters, resulting in higher net income and funds from operations on a total and per Unit basis in 2005 compared to 2004. Only the first quarter of 2005, with the impact of the coker shutdown, showed lower net income and funds from operations on both a total and per Unit basis relative to the same 2004 quarter.

Material variances in financial results between 2005 and 2004 are explained further in the following sections of this MD&A. Canadian Oil Sands considers material information to be any information relating to the business of the Trust and its subsidiaries that would reasonably be expected to have a significant influence on an investor's investment decision. We believe users of

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Unit amounts)			2005		
	Q1	Q2	Q3	Q4	Annual
Revenues, after transportation and marketing expense	343.1	492.2	612.3	519.3	1,966.9
Net income	58.6	218.6	380.2	173.6	831.0
Net income per Unit, Basic	0.64	2.38	4.13	1.88	9.04
Net income per Unit, Diluted	0.64	2.37	4.12	1.87	9.01
Funds from operations	93.0	283.8	364.0	264.0	1,004.8
Funds from operations per Unit	1.02	3.09	3.96	2.86	10.93

			2004		
	Q1	Q2	Q3	Q4	Annual
Revenues, after transportation and marketing expense	318.5	340.8	359.3	333.4	1,352.0
Net income	103.4	98.0	185.7	122.1	509.2
Net income per Unit, Basic	1.18	1.12	2.06	1.34	5.72
Net income per Unit, Diluted	1.18	1.12	2.06	1.34	5.72
Funds from operations	141.8	155.0	157.4	121.6	575.8
Funds from operations per Unit	1.62	1.77	1.75	1.33	6.47

our financial results consider critical information to be that which explains the Trust's funds from operations and free cash flow, which is available for distribution to Unitholders, for reinvestment in growth through expansions or acquisitions, or for repayment of debt. We endeavour to identify and provide in our MD&A, financial statements, and guidance documents on a timely basis and in an understandable form, the factors that impact our funds from operations and free cash flow, namely: crude oil prices, production volumes, our SSB sales price relative to WTI prices, hedging impacts, costs of operations, financing costs, capital and other relevant costs.

REVIEW OF CONSOLIDATED RESULTS

Canadian Oil Sands reported record results in 2005, outperforming prior year's net income and funds from operations on both a total and per Unit basis. Net income in 2005 rose to $831 million, or $9.04 per Unit, from $509 million, or $5.72 per Unit, in 2004. Funds from operations increased 75 per cent to $1,005 million, or $10.93 per Unit, from $576 million, or $6.47 per Unit in 2005 and 2004, respectively. The improved financial results reflect a higher, fully unhedged 2005 realized SSB selling price compared to 2004, partially mitigated by a 10 per cent decrease in sales volumes. Higher net revenues in 2005 were also partially offset by increases in operating costs, non-production costs, and DD&A compared to 2004 as well as lower foreign exchange gains and future income tax recoveries than 2004, as shown in the table below. Funds from operations were impacted by the same factors, excluding DD&A, unrealized foreign exchange gains, and future income taxes as they are non-cash items.

($ per bbl)	2005	2004	$ Change
Average realized selling price, after hedging	70.91	43.68	27.23
Operating costs	(26.34)	(19.40)	(6.94)
Crown royalties	(0.71)	(0.58)	(0.13)
Netback	43.86	23.70	20.16
Non-production cost	(3.06)	(1.55)	(1.51)
Administration and insurance	(0.73)	(0.58)	(0.15)
Interest, net	(3.74)	(3.08)	(0.66)
Depletion, depreciation and accretion	(7.13)	(5.55)	(1.58)
Foreign exchange gain	1.05	2.57	(1.52)
Current and future income tax	(0.29)	0.94	(1.23)
	(13.90)	(7.25)	(6.65)
Net income per barrel	29.96	16.45	13.51



148
271
310
509
831
01
02
03
04
05

NET INCOME
($ MILLIONS)



2.61
4.74
3.89
5.72
9.04
01
02
03
04
05

NET INCOME – BASIC
($ PER UNIT)

Net income before unrealized foreign exchange (gains) losses and future income tax expense (recoveries), which management believes is a better measure of operational performance than net income, was $796 million, or $8.66 per Unit in 2005, an improvement of $403 million, or $4.39 per Unit compared to the prior year. The table below reconciles this measure to net income.

($ millions)	2005	2004	$ Change
Net income per GAAP	831.0	509.2	321.8
Deduct:			
Unrealized foreign exchange gains on long-term debt	(35.6)	(89.2)	53.6
Future income tax expense (recovery)	0.4	(27.3)	27.7
Net income before unrealized foreign exchange and future income taxes	795.8	392.7	403.1

The net income before unrealized foreign exchange and future income taxes reflected in the previous table is a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations, free cash flow, and Unitholder distributions on both a total and per Unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated on the Trust's consolidated statement of cash flows as cash from operating activities before changes in working capital. Free cash flow is calculated as funds from operations less capital expenditures and reclamation trust contributions in the period. In management's opinion, funds from operations is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures, while free cash flow is a key indicator of the Trust's ability to repay debt and pay distributions. The net income before foreign exchange and future income taxes in the previous table and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Consolidated results compared to the prior year's annual report outlook

The Trust's $1,005 million 2005 funds from operations was 73 per cent higher than the $580 million forecast in the 2004 annual report. Significantly higher net revenue was the main factor contributing to the strong 2005 performance, partially offset by higher operating costs.

Total net revenues in 2005 were $1,967 million, surpassing our 2004 annual report estimate of $1,400 million. The better than forecast results were attributed to the improvement in U.S. WTI prices that averaged US$56.70 per barrel, over US$16 per barrel higher than our US$40 per barrel forecast. Higher crude prices were somewhat offset by a stronger Canadian dollar relative to our forecast $0.80 U.S./Cdn foreign exchange rate. Syncrude production volumes were also lower than the 83 million barrel forecast at 78.1 million barrels, which further reduced actual net revenues.

Our 2004 annual report operating cost estimate for 2005 was $20.72 per barrel, based on a natural gas cost of $7.00 per GJ and the 83 million barrel Syncrude annual production estimate. By October 25, 2005 we had revised our operating cost outlook to $27.02 per barrel reflecting lower than anticipated production as well as an increase in estimated 2005 natural gas prices to $8.63 per GJ. Actual costs of $26.34 per barrel were in line with the revised guidance.

Capital expenditures in 2005 were $800 million, or $109 million higher than the 2004 annual report forecast, mainly as a result of cost escalation on the Stage 3 project.


37.46
39.35
38.23
43.68
70.91
01
02
03
04
05

AVERAGE REALIZED SELLING PRICE AFTER HEDGING
($ PER BBL)


663
715
932
1,352
1,967
01
02
03
04
05

REVENUES AFTER TRANSPORTATION, MARKETING EXPENSE AND HEDGING
($ MILLIONS)

Revenues, after transportation and marketing expense

($ millions)	2005	2004	$ Change	% Change
Sales revenue	1,983.6	1,658.2	325.4	20
Transportation and marketing expense	(39.8)	(44.9)	5.1	(11)
	1,943.8	1,613.3	330.5	20
Crude oil hedging gains (losses)	–	(274.3)	274.3	(100)
Currency hedging gains (losses)	23.1	13.0	10.1	78
Total hedging gains (losses)	23.1	(261.3)	284.4	(109)
Revenues, after transportation and marketing expense	1,966.9	1,352.0	614.9	45
Sales volumes (millions of bbls)	27.7	31.0	(3.3)	(10)
($ per bbl)				
Sales revenue	71.51	53.57	17.94	33
Transportation and marketing expense	(1.43)	(1.45)	0.02	(1)
Realized selling price before hedging losses	70.08	52.12	17.96	34
Crude oil hedging gains (losses)	–	(8.86)	8.86	(100)
Currency hedging gains (losses)	0.83	0.42	0.41	98
Total hedging gains (losses)	0.83	(8.44)	9.27	(110)
Total realized selling price	70.91	43.68	27.23	62

Sales revenue reflects sales volumes and prices at the point of delivery. Revenue after deducting transportation and marketing fees reflects the realized selling price at the Syncrude plant gate.

Revenues after transportation and marketing expense and before hedging were $1,944 million in 2005, an increase of $331 million compared to the same 2004 period, resulting mainly from a higher realized selling price, partially offset by lower SSB sales volumes and a stronger Canadian dollar. Sales volumes averaged approximately 76,000 barrels per day in 2005, compared to about 85,000 barrels per day in the 2004 calendar year. The advanced Coker 8-2 shutdown, the vacuum distillation unit revamp and maintenance activity and turnarounds on the heavy gas oil hydrotreaters significantly impacted 2005 production, compared to the annual production record set by Syncrude in 2004.

The average WTI crude price rose 37 per cent to US$56.70 per barrel in 2005 from US$41.47 per barrel in 2004. The stronger Canadian dollar somewhat mitigated the WTI price increase, averaging $0.83 U.S./Cdn in 2005, up from $0.77 U.S./Cdn in 2004. The 2005 SSB price also reflects a weighted-average premium of $1.05 per barrel against average Canadian dollar WTI versus a 2004 discount of $1.53 per barrel. We believe that the improvement in our 2005 price differential relative to 2004 primarily reflects the lower supply of light synthetic crude oil from a number of producers during much of 2005.

REALIZED PRICE COMPARED TO CANADIAN DOLLAR WTI



CDN $ PER BBL
80
70
60
50
40
30
AVERAGE WTI PRICE
CANADIAN OIL SANDS' AVERAGE REALIZED PRICE AT SYNCRUDE PLANT GATE
(BEFORE HEDGING & AFTER TRANSPORTATION AND MARKETING EXPENSE)
2001
2002
2003
2004
2005

Our 2005 revenues fully reflected the higher 2005 crude oil price environment relative to 2004 as we had no crude oil price hedges in place. In contrast, 2004 revenues were reduced by $274 million, or $8.86 per barrel, as a result of crude oil hedging losses. Overall, total hedging activities, including currency hedges, contributed $23 million, or $0.83 per barrel to our revenues and funds from operations in 2005, compared to a crude oil and currency hedge reduction in revenues and funds from operations of $261 million, or $8.44 per barrel in 2004. Our crude oil and foreign currency hedging activity is more fully discussed in the Risk Management section of this MD&A.



3.54
2.38
4.43
4.24
7.09
01
02
03
04
05

PURCHASED ENERGY COSTS BEFORE HEDGING ($ PER BBL)



14.94
14.61
16.69
15.16
19.25
01
02
03
04
05

PRODUCTION COSTS ($ PER BBL)

Operating costs

Operating costs increased to $731 million, or $26.34 per barrel in 2005, compared to $601 million, or $19.40 per barrel in 2004. The 2005 increase resulted mainly from higher purchased energy costs, turnaround costs and Syncrude incentive compensation costs.

The following table breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and per barrel of SSB produced basis. This allows investors to better compare Syncrude's unit costs to other oil sands producers. As there are no definitions of what constitutes operating costs, different cost accounting and capitalization treatments are used among producers.

	2005 $ per bbl Bitumen	**2005 $ per bbl SSB**	2004 $ per bbl Bitumen	2004 $ per bbl SSB
Bitumen Costs [1]				
Overburden removal	1.82		1.78	
Bitumen production	7.39		6.12	
Purchased energy [3]	3.18		1.89	
	12.39	14.95	9.79	11.58
Upgrading Costs [2]				
Bitumen processing and upgrading		3.93		3.27
Turnaround and catalysts		2.53		0.71
Purchased energy [3]		3.25		2.00
		9.71		5.98
Other and research		1.93		1.05
Change in treated and untreated inventory		(0.46)		0.05
Syncrude reported operating costs		26.13		18.66
Canadian Oil Sands adjustments [4]		0.21		0.74
Total operating costs		26.34		19.40
Syncrude production volumes (thousands of barrels per day)	258	214	282	238

[1] Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen. All overburden stripping costs are expensed in the period incurred.

[2] Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement, which are expensed.

[3] Natural gas costs averaged $8.40 per GJ and $6.28 per GJ in 2005 and 2004, respectively.

[4] Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, property insurance costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

The operating cost table, which reflects costs on both a per barrel of bitumen and SSB basis, indicates the most significant changes in 2005 over 2004 were the increases in bitumen production costs, turnaround and catalyst costs, and purchased energy costs in both the bitumen and upgrading areas of the operation.

Bitumen costs are relatively fixed once a plan is established to produce a targeted level of production. These costs rose $2.60 per barrel of bitumen to $12.39 per barrel in 2005, largely due to the reduced volumes required as a result of the extended coker turnaround, sulphur plant pump problems, maintenance on the heavy gas oil hydrotreaters, the vacuum distillation unit shutdown and throughput restrictions, and higher purchased energy costs. By comparison, bitumen volumes in 2004 reflected stable operations and were not reduced by a coker shutdown.

Turnaround, maintenance and repair activity in 2005, including the Coker 8-2 turnaround and the vacuum distillation unit revamp and maintenance, added $1.82 per barrel of SSB in 2005 to reach $2.53 per barrel compared to $0.71 per barrel of SSB in 2004. No coker turnaround occurred in 2004, but an extended turnaround was performed on Syncrude's LC-Finer unit in the fall of 2004; subsequently, the unit was shut down in December as a result of a power outage. This LC-Finer shutdown carried over into 2005, contributing to the overall turnaround activity in both years. The increased maintenance activity also substantially reduced 2005 production volumes relative to 2004, thereby increasing the 2005 per barrel operating cost.

A portion of Syncrude Canada's long-term incentive compensation is based on the market return performance of several Syncrude owners' shares/units. The resulting incentive plan valuation changes are recorded as operating cost increases or decreases. Strong return performance of the Syncrude owners' securities during 2005 added approximately $70 million, $25 million net to the Trust, to operating costs, which is reflected in the $0.88 per barrel of SSB increase in the other and research line of the operating cost table. A mark-to-market revaluation of the Syncrude Canada incentive plan is recorded in operating costs at each period end.

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Purchased energy costs rose $2.85 per barrel of SSB to $7.09 per barrel in 2005, as shown in the following table, which segregates purchased energy from the other operating costs.

	2005	**2004**	$ Change	% Change
	$ per bbl SSB	$ per bbl SSB	$ per bbl SSB	$ per bbl SSB
Production costs	19.25	15.16	4.09	27
Purchased energy	7.09	4.24	2.85	67
Total operating costs	26.34	19.40	6.94	36

			Change	% Change
	GJs per bbl SSB	GJs per bbl SSB	GJs per bbl SSB	GJs per bbl SSB
Purchased energy consumption	0.84	0.68	0.16	24

Purchased energy costs rose as natural gas prices increased 34 per cent to $8.40 from $6.28 per GJ in 2005 and 2004, respectively. The volume of purchased energy consumed per barrel of SSB also rose 24 per cent to 0.84 GJs per barrel in 2005 compared to 0.68 GJs per barrel in 2004 as turnaround and maintenance work reduced operational efficiency, some Stage 3 units began operating without fully contributing to production, and additional heat was used to enhance bitumen recovery. While the 2005 natural gas consumption per barrel includes some temporary increases, it is expected that long-term consumption going forward will be about 0.85 GJs per barrel versus historical consumption of about 0.7 GJs per barrel. Per unit purchased energy consumption is expected to rise following the completion of Stage 3 as bitumen will increasingly be sourced from the Aurora mine, which relies mainly on purchased natural gas for its energy needs. Due to Aurora's remote location, process heat from the upgrader is unavailable for use at Aurora. As well, additional hydrogen will be used to increase product quality from SSB to SSP.

Non-production costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures. Non-production costs rose to $85 million from $48 million in 2005 and 2004, respectively. As the Stage 3 expansion project nears completion, more of the units associated with this project are being commissioned and handed over to operations. The ready-for-operations team, which is responsible for this process, was increased in 2005 to handle the large volume of handovers, resulting in higher non-production costs compared to 2004.

Crown royalties expense

Crown royalties were slightly higher in 2005 than 2004 mostly as a result of the increase in gross revenues. Crown royalties expense continued to reflect the one per cent of gross revenue royalty rate in each of 2005 and 2004. Under Alberta's generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of plant gate revenue before hedging or 25 per cent of plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. As Syncrude nears the end of its Stage 3 expansion and capital expenditures are reduced, we expect to begin incurring royalties at the higher 25 per cent rate early in 2006.


16.01
21.95
16.62
23.70
43.86
01
02
03
04
05

NETBACK AFTER HEDGING
($ PER BBL)


2.94
2.95
3.80
5.55
7.14
01
02
03
04
05

DEPRECIATION, DEPLETION AND ACCRETION EXPENSE
($ PER BBL)

Administration

Administration expense rose by $4 million in 2005 to $12 million compared to 2004, primarily reflecting increased salaries and benefits resulting from higher short-term incentive compensation and additional employees at Canadian Oil Sands.

Interest expense, net

($ millions)	2005	2004	$ Change	% Change
Interest expense	106.5	98.9	7.6	8
Interest income and other	(2.7)	(3.6)	0.9	(25)
Interest expense, net	103.8	95.3	8.5	9

Net interest expense increased by $9 million to $104 million in 2005 compared to 2004, primarily reflecting higher average debt levels as a result of spending on our Stage 3 expansion program.

Depreciation, depletion and accretion expense

($ millions)	2005	2004	$ Change	% Change
Depreciation and depletion	168.5	170.3	(1.8)	(1)
Accretion expense	29.2	1.6	27.6	1,725
	197.7	171.9	25.8	15

We depreciate and deplete our production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves as National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base.

Excluding accretion expense, depreciation and depletion ("D&D") expense decreased $2 million in 2005 compared to 2004. Production in 2005 was approximately three million barrels lower than 2004, more than offsetting the rise in the effective D&D rate to $6.08 per barrel in 2005 from $5.50 per barrel in 2004. The higher 2005 D&D rate reflects estimates of the Trust's future development costs as provided for in the Trust's December 31, 2004 independent reserves report.

Subsequent to December 31, 2005 Canadian Oil Sands' 2005 reserve report was completed by independent reserve evaluators. The reserve report resulted in no significant revisions in our reserve base with proved plus probable reserves totalling 1.8 billion barrels. We estimate the 2006 D&D rate will rise to approximately $7.25 per barrel, or approximately $257 million in D&D expense, based on our 2006 production outlook of 35.5 million barrels net to the Trust. Increased costs on the Stage 3 expansion, higher estimated costs for the Syncrude emission reduction project, and higher levels of sustaining capital are the main factors contributing to the D&D rate increase. The Trust's December 31, 2005 independent reserves report is outlined in the Trust's Annual Information Form and can be found at www.sedar.com, or on our web site at www.cos-trust.com.

Accretion expense increased $28 million in 2005 compared to 2004. A $24 million adjustment was recorded to correct accretion expense on the ARO over the period January 1, 1996 to December 31, 2004. While $20 million of this adjustment relates to periods prior to the January 1, 2004 adoption of the new ARO accounting policy, the entire amount was reflected in the current period since it is not considered significant. This accretion expense contributed to the ARO increase as at December 31, 2005 as disclosed in Note 8 of the consolidated financial statements.

Canadian Oil Sands deposits $0.1322 per barrel of production into a mining reclamation trust account for its 35.49 per cent Syncrude working interests. Including interest earned on the trust account, the reclamation fund account totalled $25 million at December 31, 2005 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains and losses

As required by GAAP, U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period net income.

During 2005 and 2004, we had US$944 million of U.S. denominated long-term debt, and foreign exchange gains and losses in each of those years are mainly the result of revaluations of this U.S. denominated debt caused by fluctuations in U.S. and Canadian exchange rates. Unrealized foreign exchange gains on long-term debt of $36 million and $89 million were recorded in 2005 and 2004, respectively, as the Canadian dollar strengthened from the prior year-end in each of these years. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. Transactions on these accounts give rise to realized foreign exchange gains and losses, which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Income and large corporations tax

Income and Large Corporations tax increased $10 million in 2005 compared to 2004, mainly as the result of a $9 million recovery in 2004. The recovery pertained to a reimbursement by the Trust's former tax service provider for a tax liability the Trust incurred in 2003 as a result of an error in the Trust's 2001 tax return. The full amount of the settlement in 2004 was approximately $10 million, which included $1 million related to the reimbursement of the interest and penalties the Trust originally paid on the tax liability.

At the Unitholder level, distributions made from the Trust are either taxable to Unitholders or tax-deferred. Tax-deferred treatment reduces the Unitholders' tax-cost base. For the distributions related to 2005, 95 per cent of distributions were taxable, and five per cent were tax-deferred, unchanged from the prior year.

The taxable portion of distributions is dependent upon income and tax deductions available to shelter this income at both the Trust and the corporate level. The tax balances available for deduction are disclosed in Note 10 to the consolidated financial statements. We anticipate that the vast majority of future distributions will be taxable to Unitholders.

Future income tax

The difference between the accounting basis and tax basis for assets and liabilities is referred to as a temporary difference for purposes of calculating future income taxes. The future income tax liability of Canadian Oil Sands primarily represents the temporary difference between the book value of capital assets and tax pools of the Trust's subsidiaries at the substantively enacted tax rates as at December 31, 2005. The future income tax liability recorded on the Trust's Consolidated Balance Sheet is a requirement under GAAP, but is not expected to result in cash taxes being paid by Canadian Oil Sands in the future.

In 2005, we recorded a small non-cash future income tax expense primarily due to the January 1, 2005 organizational restructuring, offset by changes in temporary differences. In the same period of 2004, a future income tax recovery of $27 million was recorded, of which $10 million resulted from a decrease in the Alberta corporate tax rate announced during the period with the remaining balance primarily due to changes in temporary differences.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate is considered to be one that requires us to make assumptions about matters that are uncertain at the time the accounting estimate is made, and if different estimates were used, would have a material impact on our financial results. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. However, the following estimates are considered critical:

a) Canadian Oil Sands must estimate the reserves it expects to recover in the future. Our reserves are evaluated and reported on by independent petroleum reserve evaluators who evaluate the reserves using various factors and assumptions, such as forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs and oil price differentials, and timing and amounts of future development costs, all of which are subjective. Although reserves and forecasts of future net revenue are estimates, we believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time that the estimates are prepared. The reserves data is reviewed by management, our own engineer, our Audit Committee, which acts as our reserves committee, and our Board of Directors.

As circumstances change and new information becomes available, the reserves data could change. After having independent reserve reports completed for years 2000, 2003, 2004, and 2005 our proved reserves overall have not changed significantly in the last five years, with the exception of adding a pro rata increase to our reserve base related to the additional 13.75 per cent working interest acquisition in 2003. However, future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production DD&A rates and asset impairment tests, all of which use the reserves and/or future net cash flows in the respective calculations. If proved plus probable reserves were 10 per cent lower, DD&A expense would have been approximately $19 million higher in 2005. Our impairment test is based on proved reserves, and had such reserves been 10 per cent lower, there still would not have been any impairment as of December 31, 2005.

b) Canadian Oil Sands records its asset retirement obligation and corresponding asset based on the estimated discounted fair value of its 35.49 per cent share of Syncrude's future cash flows that will be required for reclamation of each of Syncrude's mine sites. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk free rate. Given the long reserve life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

   Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded results in a change to our asset retirement obligation and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income. The asset retirement obligation is more fully described in Note 9 to the Consolidated Financial Statements.

c) Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets, and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 5(a) to the consolidated financial statements. In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 13 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately into income, pension and other post-employment expense would have increased from $28 million to approximately $71 million in 2005. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $99 million to $250 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefits liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d) Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse, and the tax rates at which they will reverse. However, actual tax rates at which the temporary differences will reverse and the amount of the temporary differences may differ from our estimates, which may result in material changes in our future income tax liability and future income tax expense or recovery. While these changes may impact net income, we do not believe there will be any impact on the future cash taxes Canadian Oil Sands will pay.

CHANGE IN ACCOUNTING POLICIES

There were no significant changes to the Trust's accounting policies during the 2005 calendar year.

NEW ACCOUNTING PRONOUNCEMENTS

We do not anticipate any significant changes to our accounting policies in 2006 as a result of new accounting pronouncements which have been issued. While there have been changes proposed by the Accounting Standards Board (the "AcSB") to the calculations of diluted net income per Unit for the 2006 year, as at February 22, 2006, the amendments have not been finalized. We do not expect there to be any material impact on our diluted net income per Unit results if the changes do come into effect as the Trust has few options outstanding relative to its total Units.

On December 9, 2004 the CICA issued EIC-150 "Determining Whether an Arrangement Contains a Lease", which was effective for the Trust as of January 1, 2005 for new contracts, arrangements, or amendments to existing contracts entered into after that date. Recording of long-term pipeline transportation contracts had the most significant potential to change under EIC-150, but after evaluation, the contracts were not deemed to be capital leases. As a result, there were no changes to the Trust's accounting.

On April 1, 2005 the AcSB issued new CICA Handbook Sections 1530 *Comprehensive Income*, 3855 *Financial Instruments – Recognition and Measurement* and Section 3865 *Hedges*. The adoption date for said changes will be January 1, 2007 for Canadian Oil Sands. The standards prescribe the timing and measurement that an entity must utilize to recognize a financial instrument in the financial statements. Canadian Oil Sands is in the process of assessing the financial and presentation impact of these changes but does not anticipate any significant changes.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2005	2004
Long-term debt	1,737.3	1,699.8
Less: Cash and short-term investments	88.0	17.8
Net debt	1,649.3	1,682.0
Unitholders' equity	3,382.6	2,635.9
Total capitalization [1]	5,031.9	4,317.9

[1] Net debt plus Unitholders' equity

Canadian Oil Sands' capital structure continues to improve as it executes its financing plan. The Trust benefited from high crude oil prices in 2005, which resulted in an improved financial position at December 31, 2005. Additional equity built in 2005 raised the Trust's capitalization by $714 million, with net debt to total capitalization improving to about 33 per cent at December 31, 2005 compared to 39 per cent at December 31, 2004. Net debt declined during the year as funds from operations exceeded capital spending and net distributions, and a stronger Canadian dollar reduced the carrying value of our U.S. dollar denominated long-term debt. The Trust's Premium distribution, distribution reinvestment and optional unit purchase plan ("DRIP") generated $99 million in new equity in 2005.

As part of our ongoing compliance under our debt and credit facilities, we monitor our net debt to total capitalization ratio. We also consider net debt to cash flow to be a key measure of financial leverage.

Financial Leverage Ratios	2005	2004
Net debt to cash flow (times)	1.6	2.9
Net debt to total capitalization (%)	33	39



26
29
40
39
33
01
02
03
04
05

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31 (%)



0.3
0.4
1.4
1.7
1.6
01
02
03
04
05

NET DEBT AT DECEMBER 31 ($ BILLIONS)

A key benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets that are in productive use. In calculating ROCE, we exclude major projects that are not yet used in production, such as the Upgrader Expansion component of the Stage 3 expansion. The Trust's ROCE, and also its return on average Unitholders' equity, improved in 2005 over 2004 primarily as a result of higher realized SSB sales prices.

Performance Management Ratios	2005	2004
Return on average Unitholders' equity (%)	28	21
Return on average productive capital employed (%) [1]	37	21
Return on average capital employed (%) [2]	19	13

[1] Calculated as net income before net interest expense, foreign exchange and future income taxes, divided by average productive capital employed, which excludes major projects not yet in use.
[2] Calculated as net income before net interest expense, foreign exchange, and future income taxes divided by average capital employed.



20
34
15
21
37
01
02
03
04
05

RETURN ON AVERAGE PRODUCTIVE CAPITAL EMPLOYED (%)



18
31
20
21
28
01
02
03
04
05

RETURN ON AVERAGE UNITHOLDER'S EQUITY (%)

Canadian Oil Sands has $134 million drawn on its unsecured credit facilities and letter of credit facility, leaving approximately $741 million of available credit facilities. In addition, we had approximately $88 million of cash and short-term investments at December 31, 2005.

Funds from operations continue to be an important source of funding for the Trust. In 2005, funds from operations totalled $1,005 million, or $10.93 per Unit, compared to $576 million, or $6.47 per Unit in 2004. A decrease in 2005 sales volumes relative to the same period in 2004 was more than offset by the strong, unhedged realized sales price for our SSB product. Funds from operations were sufficient to fund the $800 million of capital expenditures and the $131 million of Unitholder distributions, net of DRIP proceeds, paid in 2005. The remaining funds from operations, combined with draws on our operating credit facilities, were used to fund an increase in working capital requirements, primarily resulting from higher SSB sales prices.


4.00
5.71
3.43
6.47
10.93
01 02 03 04 05

FUNDS FROM OPERATIONS
($ PER UNIT)


180
403
786
942
800
01 02 03 04 05

CAPITAL EXPENDITURES
($ MILLIONS)

A significant component of our financing plan for the Stage 3 Syncrude expansion is the DRIP as it enables the Trust to raise new equity at a relatively low cost with no dilution to Unitholders, given their ability to participate, and it supports the Trust's ability to maintain distribution levels during the expansion period. DRIP participation increased to 43 per cent in 2005 from approximately 33 per cent in the prior year, and generated about $99 million in new equity through the issuance of 1.1 million Units, compared with approximately $60 million and 1.3 million Units in 2004. Since inception of the DRIP in 2002, the issuance of 4.6 million Units has generated $239 million.

The Trust's DRIP helps to accelerate debt reduction and the Trust currently intends to maintain the DRIP in its present form until at least the target net debt level is achieved. The DRIP has been an important component in the Trust's financing plan for the Stage 3 expansion and may play a role in the Trust's future financing plans.

The Trust's financing strategy remains unchanged with a clear focus on debt reduction towards a net debt target of about $1.2 billion. Based on our 2006 outlook, disclosed in detail later in this report, we anticipate that the net debt target will be reached by the end of 2006. The Stage 3 project is nearing completion, and while the overall cost continues to trend higher, we believe the magnitude of potential cost increases has narrowed substantially. Additional sales from Stage 3 production are expected in mid-2006 and should result in significant free cash flow to support our finance plan.

Capital expenditures

In 2005, capital expenditures totalled $800 million compared to $942 million in 2004. Stage 3 continued to comprise the majority of expenditures, amounting to about 70 per cent and 75 per cent of the 2005 and 2004 totals, respectively. As at December 31, 2005, construction on the Upgrader Expansion was more than 98 per cent complete and the Syncrude Joint Venture had expended approximately $8.1 billion of the total $8.4 billion estimated Stage 3 project cost, which includes $0.7 billion for the Aurora 2 Mining Train completed in late 2003. Net to Canadian Oil Sands, the total cost for Stage 3 is equivalent to approximately $3.0 billion, with $2.9 billion expended to the end of 2005.

The Trust also incurred $142 million of capital expenditures in 2005 related to the South West Quadrant Replacement ("SWQR") project compared to approximately $133 million in 2004. The SWQR is designed to replace bitumen production from the dragline and bucket-wheel operations in the southwest quadrant of the Base Mine, which is expected to be exhausted in mid-2006. The SWQR was largely completed in December 2005.

Syncrude has increased its estimate for the Syncrude emissions reduction project to $772 million, or approximately $274 million net to the Trust. The project was originally announced on May 21, 2003 at a projected cost of $400 million gross to Syncrude. That estimate was made prior to the completion of detailed technology feasibility and engineering studies. Those studies are now complete and project scope is fixed. The new estimate includes the latest engineering and construction information, including contingencies and escalation.

The emissions reduction project is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's two existing cokers. Procurement and construction expenditures are scheduled to occur post 2005 following completion of the Stage 3 expansion and extend into 2009 to tie-in with equipment turnaround schedules. The new coker that is part of the Stage 3 Upgrader Expansion already includes a sulphur dioxide reduction unit. These measures are expected to reduce sulphur dioxide emissions by up to 60 per cent from today's approved levels of 250 tonnes per day. The resulting sulphur dioxide emissions are also expected to fall below new maximum emission levels that will take effect following the completion of the Syncrude emissions reduction program.

Our annual capital expenditure forecast for 2006 is $303 million, which is approximately $497 million lower than the annual capital expenditures incurred in 2005. The decrease reflects the lower capital expenditures of the Stage 3 project and completion of the SWQR. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A. In addition to our other contractual obligations, the table below outlines the purchase commitments we have in place related to Stage 3, the Syncrude emission reduction program, and other projects.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have assumed various contractual obligations and commitments in the normal course of our operations. The following table displays the significant financial obligations that were known as of December 31, 2005, which represent future cash payments that we are required to make under existing contractual agreements that we have entered into either directly, or as an owner in the Syncrude Joint Venture. There have been no significant changes to the Trust's contractual obligations and commitments as of February 22, 2006.

($ millions)	Total	Payments due by period < 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	1,737	–	918	92	727
Stage 3 expenditure obligations [1]	122	122	–	–	–
Capital expenditure commitments [2]	308	83	225	–	–
Pension plan solvency deficiency payments [3]	25	8	17	–	–
Other obligations [4]	1,409	250	503	81	574
	3,601	464	1,663	173	1,301

[1] The total estimated cost of the Stage 3 expansion is approximately $3.0 billion, net to the Trust, of which we have spent approximately $2.9 billion as of December 31, 2005.

[2] Capital expenditures commitments are comprised of our 35.49 per cent share of Syncrude's emissions reduction program as well as other miscellaneous items.

[3] We are responsible for funding our 35.49 per cent share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2003 actuarial valuation that was completed in 2004.

[4] These obligations primarily include our 35.49 per cent share of the minimum payments required under Syncrude's commitments for natural gas purchases and pipeline cost of service fees. Other items include annual disposal fees for the flue gas desulphurization unit and capital and operating lease obligations. Asset retirement obligations are not included in these amounts.

UNITHOLDERS' CAPITAL

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had 92.5 million Units outstanding at December 31, 2005, and with the Unit price closing at $126 on that date, the market capitalization of the Trust was approximately $12 billion. A table summarizing the Units issued in 2005 is included in Note 11 of the Consolidated Financial Statements.

During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to partially fund capital expenditures to the extent funds from operations were insufficient to fund the Trust's distributions, capital expenditures, and working capital changes. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule included in Note 14 to the Consolidated Financial Statements.

Unitholder distributions related to 2005 were $184 million, or $2 per Unit, compared with $180 million or $2 per Unit in 2004. Historically, the Trust has accrued the distribution made to Unitholders as a payable at each quarter end even though the distribution was not actually paid until the subsequent quarter. This resulted in Unitholders receiving a distribution in February of a given year but having the taxable portion of such distribution payment be treated as income for the prior tax year. Having considered market practice and having received advice from legal counsel, Canadian Oil Sands amended the Trust Indenture to allow, commencing with distribution payments in 2006, the Trust to distribute all income, less applicable expenses, received or expected to be received in a given quarter as a distribution to Unitholders and thereby to record such distribution in the quarter paid. As a result, the financial statements for the year ended December 31, 2005 do not reflect a distribution payable at December 31, 2005. The distribution that was declared on January 25, 2006 and payable on February 28, 2006 to holders of record on February 6, 2006 will be reflected in the financial statements for the three months ended March 31, 2006 rather than in the quarter ended December 31, 2005.

This change in how Unitholder distributions are recorded has no impact on the ultimate distributions declared and paid to the Unitholders or on the timing of such payments, nor does it impact Canadian Oil Sands' net income or funds from operations. Rather, it provides symmetry of Unitholders being taxed and receiving payment of a distribution in the same quarter. The Trust expects that this should eliminate some of the confusion that certain Unitholders previously had with regard to the timing and taxability of the distribution payment made in the first quarter of each year. A full copy of the current Trust Indenture can be found at www.cos-trust.com under corporate governance, or at www.sedar.com.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 99,000 options granted in 2005 with a fair value of $1.1 million and 102,500 options granted in 2004 with a fair value of $0.7 million. On January 25, 2006 another 38,175 options were granted with a fair value of approximately $1 million. As of January 25, 2006 there were 522,692 options outstanding, representing less than one per cent of Units outstanding. See Note 12 to the Consolidated Financial Statements for more detailed option information. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For options granted after June 1, 2005, the exercise price is reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant. More information on Canadian Oil Sands' options plans can be found in the annual proxy circulars for the annual meetings held in 2004 and 2005 at www.sedar.com or on Canadian Oil Sands' website at www.cos-trust.com.

RISK MANAGEMENT

There are many financial and operational risks inherent in the oil sands business, which include, but are not limited to: commodity price, currency exchange, interest rate, capital, credit, regulatory, operational and environmental risks. We take specific measures to manage these risks, particularly those that affect funds from operations and capital expenditures, as these have a direct impact on the Trust's distributable income available to Unitholders.

Commodity price risk

Crude oil price risk

We employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan in 2004 and prior years. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, from time to time management has hedged both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Foreign Currency Risk section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies.

As Canadian Oil Sands did not have any 2005 crude oil price hedges, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices. In comparison, crude oil hedging losses of $274 million, or $8.86 per barrel, were incurred in 2004. We had hedged 39,000 barrels per day, or approximately 43 per cent of our production in 2004 to assist in mitigating our financing risk associated with Stage 3 funding. The Trust's financing risk for the Stage 3 expansion has been reduced with the expansion nearing completion, the Trust's strong balance sheet, and continuing strength in energy prices. Therefore, as at February 22, 2006 and based on current expectations, the Trust remains unhedged on its crude oil price exposure. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

Effective January 1, 2004, Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guideline, our crude oil hedge positions qualified for hedge accounting and therefore there was no impact on our financial results for these positions as a result of the new guideline.

In the past few years there have been increases to the supply of synthetic crude oil from various other oil sands projects, and several additional projects are being contemplated. If and when these other projects are completed, there will be a significant increase in the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark prices such as WTI. Also, prices may decline to such an extent that our share of Syncrude's production is no longer economically viable. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following the Stage 3 completion, we likely will have to expand our markets to achieve the premium price we expect for our quality product. When Stage 3 is complete, a new aromatic saturation unit will be used to further upgrade our entire production into SSP. We expect this higher quality blend to be more attractive to refineries, which should enhance our price per barrel relative to SSB.

Also, the use of light sweet synthetics as a blend stock for bitumen to produce "synbit" is seen as a potential growing new market for SSB. Currently, heavy crude oil producers are shipping bitumen to U.S. refineries by adding condensate, which is expensive and in limited supply. Synbit, which is similar to medium sour crude, has developed as an alternative.

Natural gas price risk

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices therefore introduce the risk of significantly higher operating costs. To the extent crude oil prices and natural gas prices move together on a stable energy equivalent basis, natural gas price risk is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices are significantly higher than oil on an energy equivalent basis. The de-linking of crude oil and natural gas prices does occur, but historically these situations tend to be relatively short-term. The Trust has previously used natural gas hedge positions to mitigate this risk and will continue to assess the strategy as a means to manage operating cost increases. No natural gas hedges were utilized in 2005 or 2004, and as at February 22, 2006 we have no natural gas hedges in place.

Foreign currency risk

Our results are affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price. This revenue exposure is partially offset by interest costs in U.S. dollars on our U.S.-denominated debt, and our share of Syncrude's U.S. dollar vendor payments. When our U.S. Senior Notes mature, we will have exposure to U.S. exchange rates on the repayment of the notes. We have reduced our currency exchange risk by entering into contracts that fix our exchange rate in future years. At the present time we do not intend to increase our currency hedge positions. The details of our foreign currency contracts are more fully described in Note 15(a) of the consolidated financial statements. The existing positions are as follows:

	2006	2007
U.S. dollars hedged ($ millions)	$60.0	$20.0
Average U.S. dollar exchange rate	$0.669	$0.692

Canadian Oil Sands' revenues in 2005 include foreign currency hedging gains of $23 million, or $0.83 per barrel, compared to gains of $13 million, or $0.42 per barrel in 2004. The Canadian dollar averaged $0.83 and $0.77 U.S./Cdn in 2005 and 2004, respectively. There was no impact to our 2004 results due to adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999 we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In 2005 approximately $6 million of gains have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $34 million to 2006 and beyond for net income purposes, but these amounts have been included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest rate risk

Interest rate changes impact our net income and cash flows based on the amount of floating rate debt outstanding. At December 31, 2005 we had $287 million of floating rate debt, comprised of $92 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt, which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps will be recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Pursuant to AcG-13, the interest rate swaps which COSL entered relating to its US$70 million 7.625 per cent Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. As at December 31, 2005, the deferred asset and liability balances were $1.8 million and $2.0 million, respectively. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Employee future benefits and other liabilities", respectively. At the end of each quarter, the fair value of the interest rate swap is calculated, with the change in value from the prior quarter end recorded as other income or expense and is included in "Interest, net" in the current quarter net income. The deferred liability is being amortized as the swap contracts settle, with the amortization included as a reduction to interest expense. The amounts related to the change in fair value and the amortization of the deferred liability are immaterial. These interest rate swaps expire on May 15, 2007.

Capital expenditure risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. In addition to the potential of capital cost increases, we are exposed to financing risks associated with the funding requirements for our 35.49 per cent interest in Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources. Credit facilities, funds generated from operations, and proceeds from the DRIP are significant sources of funding available to us. In addition, the Trust has the ability to access public debt and equity markets.

Credit risk

Crude oil sales revenue credit risk is managed by limiting the exposure to customers based on assigned credit ratings as well as limiting the maximum exposure to any single customer. Risk is further mitigated as sales revenue receivables are due and settled in the month following the sale. We mitigate our exposure to credit risk by selecting counterparties of high credit quality, monitoring exposure levels, and limiting credit exposures to approved levels as set in our Corporate Credit Policy. To date, we have not experienced a loss on uncollected receivables from any customers or counterparties.

Operational risk

Currently, our investment in Syncrude represents our only asset. Therefore, the results of the Trust depend exclusively on the operations of Syncrude. The project is a complex, inter-dependent facility and the shutdown of one part of the facility could significantly impact the production of SSB crude oil. Causes of production interruptions may include, but are not limited to: design errors, equipment failures, operator errors, or catastrophic events such as fire, earthquake, storms, or explosions.

As a participant in Syncrude, we benefit from operational risk management programs implemented by the joint venture. Syncrude applies world-class engineering and design standards and utilizes best practice maintenance and inspection procedures to mitigate operational risk. From an operations perspective, sustained, safe and reliable operations are the key to achieving targets for production and operating costs.

Extreme cold weather can affect both ongoing operations and capital projects by reducing worker productivity and potentially increasing natural gas consumption. Major incidents or unscheduled maintenance outages curtail production and result in significant increases to per barrel operating costs, as was evident in 2005 with the extended coker turnaround, heavy gas oil hydrotreater maintenance, sulphur pump problems, and the vacuum distillation unit throughput issues. Syncrude has a history of 27 years of continuous production and has an excellent industrial safety record.

In addition, we are exposed to the risks associated with major construction projects such as the Stage 3 expansion. These risks include the possibility the project will not be completed on time and/or will not reach design capacity. Also, complications could arise when new systems are integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start-up of new units, and no significant issues have been realized in the units brought into operation to date.

We manage our exposure to these operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased US$1.0 billion of BI and property insurance to protect up to 12 months of cash flow in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60 day self-retention period. Course-of-construction and start-up delay insurance coverage of approximately $210 million and $160 million, respectively, also have been purchased as part of the Stage 3 expansion.

We also face risks associated with other oil sands producers such as competition for skilled labour, limited resources in the Fort McMurray area where Syncrude and the other producers operate, or higher costs for products and services to operate Syncrude's facilities as a result of increased demand. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a reputation as an innovative and socially responsible company committed to the environment and dedicated to its employees, the Aboriginal Peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Syncrude is also considering an employee retention program which, if successful, will result in cash payments, but may provide savings associated with an experienced workforce. To deal with the increased demands on the infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

Worldwide demand for commodities has increased activity in the mining sector, introducing a risk of constrained supplies for key operating components. The strong mining sector is currently resulting in a shortage of off-road tires. While the tire shortage has been identified as a production and cost risk for 2006 and 2007, Syncrude has implemented various measures aimed at reducing tire damage and increasing tire life in order to more efficiently manage their supply. While we do not currently expect the shortage to impact our current 2006 production outlook, the ability to achieve higher levels of production may be limited by tire supply constraints.

Syncrude joint venture ownership

The Syncrude Project is a joint venture that is currently owned by eight participants, two of whom are subsidiaries of Canadian Oil Sands. Each Syncrude participant's working interest is equal to its pro rata interest in the Syncrude Project. Major capital decisions for new projects require unanimity of the owners, while other matters require only the approval of a majority and three owners. Historically, the Trust's subsidiaries and the other joint venture owners have sought consensus of all the owners on all matters. There can be no assurance that unanimous agreement will be reached on major capital programs and that the staged expansion will be executed as currently planned.

Pipeline transportation and delivery infrastructure

All of our Syncrude production is transported to Edmonton, Alberta through the Athabasca Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and cash flows. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SSB product to refinery customers throughout Canada and the United States. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or they can be related to capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints will not arise as capacity is believed to be adequate, but tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SSB crude oil, with a negative implication on sales and cash flow.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, but pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks.

Environmental risk

We are exposed to the risk of the Syncrude operations' impact on the environment. Mitigating this risk, Syncrude remains committed to its objectives for operational, environmental and social excellence. Stage 3 incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to meet higher specifications for environmental and product quality. We anticipate that downstream refineries will find our SSP product more valuable than the existing SSB as they will use less energy in processing our high quality SSP crude into products such as gasoline and diesel that meet new higher environmental standards.

The third fluid coker being constructed as part of Stage 3 includes a flue gas desulphurizer that will capture SO_2 for use in ammonium sulphate fertilizer production. As described in Note 17(d) to the consolidated financial statements, Syncrude has an agreement in place with a third party to provide the sulphur from the desulphurization unit for at least the next 15 years.

Syncrude also has initiated the Syncrude emissions reduction program, which is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's two existing cokers. Procurement and construction expenditures are scheduled to occur post 2005 following completion of the Stage 3 expansion and extend into 2009 to tie-in with equipment turnaround schedules. These measures are expected to reduce sulphur dioxide emissions by up to 60 per cent from today's approved Alberta Environmental regulatory levels of 250 tonnes per day. The resulting sulphur dioxide emissions are also expected to fall below new maximum emission levels that will take effect following the completion of the Syncrude emissions reduction program.

While total CO_2 emissions will increase as production rises, Syncrude's investments in energy consumption and environmental mitigation are anticipated to reduce CO_2 emissions per barrel by about 23 per cent from 1998 to 2010.

Syncrude produces and stores significant amounts of sulphur in a block at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of synthetic oil. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry.

In 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production at a plant gate market price. The agreement covers an initial five year term, is renewable at the Trust's option, and provides that volumes will not be sold unless the price exceeds an established plant gate minimum. Sales under this contract are expected to begin near the end of 2007 following the buyer's construction of infrastructure to handle the Trust's sulphur volumes.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Project. Our share of Syncrude's ongoing environmental obligations has been and is expected to continue to be funded within our funds from operations. The owners also have each directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sands' share was approximately $42 million at December 31, 2005. In addition to the letters of credit posted with the Alberta government, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In each of 2005 and 2004, we contributed approximately $4 million, including earned interest, to our reclamation trust account, resulting in a December 31, 2005 ending balance of approximately $25 million. The 13.75 per cent Syncrude interests we acquired in 2003 historically did not have a mining reclamation trust account. Since acquisition of these interests, we have deposited an amount related to current production into the existing reclamation trust account on a basis similar to that being deposited for the 21.74 per cent interest held previously. The funding requirement of the reclamation trust is more fully described in Note 8 to the consolidated financial statements.

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. The Canadian federal government ratified the Kyoto Protocol in 2002 and has indicated that total annual emissions for greenhouse gases for large industrial emitters have been capped at 55 megatonnes, with emissions to be reduced by 15 per cent from current business as usual levels. The government has limited the cost of future carbon credit purchases to a maximum of $15 per tonne. Based on these parameters, in 2003 we estimated a direct cost impact of about $0.30 per barrel from 2008 to 2012 on Syncrude's operating costs for implementing the Kyoto Protocol, without further emission improvements. While further announcements regarding the Protocol were made in the February 23, 2005 Canadian federal government budget release, no additional guidance on the cost or implementation related to the Protocol was provided.

With Russia's adoption of the Kyoto Protocol in 2004, the Protocol came into effect in Canada on February 16, 2005. However, the federal government still has not published specific guidelines or further guidance on its application to industry. Accordingly, numerous uncertainties regarding details of the Protocol's implementation make it difficult to estimate the full potential cost impact, such as third party supply chain costs related to the Protocol. While we believe that our cost estimate is a reasonable one, we have no assurance that the actual impact might not be substantially different from the estimate. However, we believe that production will continue to be profitable under the current known factors. Operationally, Syncrude also has moved towards lowering its emissions of CO_2. Over time, the amount of CO_2 emissions have been reduced on a per barrel basis as Syncrude has adopted new technologies and refining methods. The costs of meeting these environmental thresholds, however, increases operating costs and/or capital costs, and as such, may impact the profitability of the operations.

Regulations

The Syncrude Project's operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters. Currently, we believe that Syncrude is in substantial compliance with all applicable laws and regulations. During the Stage 3 construction, Syncrude has achieved very high safety results in both the construction and operational aspects at the plant. Additionally, Syncrude has historically obtained renewals of its licenses and permits. While there can be no assurance that government approvals required for certain licenses and permits will be provided, we do not believe that there are any significant issues pending with the governmental authorities which would cause Syncrude to lose its rights. In particular, the approval granted by the Alberta Energy and Utilities Board for the Syncrude Project facility does not expire until December 31, 2035 and should be further extended upon application to the relevant regulatory authorities at that time.

Foreign ownership

In the third quarter of 2004, the federal government tabled draft legislation which restricted the level of foreign ownership of mutual fund trusts on a continuous monitoring basis to 50 per cent. We strongly opposed this legislation and viewed any restriction on accessing the international capital markets as harmful to the Canadian economy and unnecessary in light of the proposed implementation of a 15 per cent withholding tax on all distributions made to non-resident

Canadian Unitholders. Canadian Oil Sands is a member of The Canadian Association of Income Funds ("CAIF"). CAIF commissioned an independent study by HLB Decision Economics which has shown that, with the proposed 15 per cent withholding tax on distributions to non-residents, the revenue to the federal government is not decreased but in fact may be increased by having a higher level of foreign ownership in trusts. In turn, the resource industry has traditionally relied on foreign capital to complete the large capital programs necessary to harness the vast resources of our country. Following consultation between the federal government and industry, including discussions with representatives of Canadian Oil Sands and a number of other mutual fund trusts, investment bankers and members of the business community, the federal government implemented the 15 per cent withholding tax but left the current legislation regarding foreign ownership unchanged. In our view, the 15 per cent withholding tax on distributions made to non-residents places the federal government in a revenue neutral position. We plan to continue consultations with the federal government with a view to having open access to global capital markets and thereby allowing higher levels of foreign ownership in trusts.

Based on information from the statutory declarations by Unitholders, we estimate that, as of October 3, 2005, approximately 37 per cent of our Unitholders are non-Canadian residents with the remaining 63 per cent being Canadian residents. The statutory declarations are only as of a specific record date, and therefore may still not reflect the current ownership level of the Trust's Units; however, given the limitations in the securities registration system and the lack of any process for real-time residency information to flow to the trustee and transfer agent, the Trust is of the view that statutory declarations are currently the most appropriate method of determining the residency status of its Unitholders. The Trust previously used geographical searches to determine the level of our non-Canadian ownership; however, statutory declarations are considered to be a more accurate measure of non-Canadian residency status since each Unitholder's position is sworn in an affidavit rather than relying upon geographical address data.

Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents. The Trust intends to require its Unitholders to complete statutory declarations as to their residency status each quarter to enable the Trust to monitor its level of non-Canadian resident ownership. The Trust Indenture requires all Unitholders to provide such statutory declarations when requested to do so by the trustee and transfer agent. The Trust plans to post the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site also describes the Trust's steps for managing its non-Canadian resident ownership levels.

Marketing

Each of the Syncrude joint venture owners is responsible for marketing its share of SSB production. Historically, Canadian Oil Sands has utilized third party service providers to negotiate contract pricing terms, schedule production deliveries, and control revenue collections. The Trust announced on September 22, 2005 it would begin marketing its Syncrude crude oil production when the existing Marketing Services Agreement with EnCana Corporation expires on June 30, 2006. In addition to the current risks associated with our product marketing, internalization of the marketing functions will require new activities to effectively control the process, and there is a risk that deliveries are disrupted during handover from the service provider. The Trust is managing this risk by hiring experienced marketing employees and working closely with the current service provider to establish a strong transition plan. We believe any potential disruptions to sales and cash flows would be minimal and temporary.

2006 OUTLOOK

In 2006 we are anticipating Syncrude production to range between 95 to 110 million barrels, or 34 to 39 million barrels net to the Trust based on our 35.49 per cent interest with a single point estimate of 100 million barrels, or 35.5 million barrels net to the Trust. This single point estimate includes the first quarter turnaround of Coker 8-1 with Stage 3 volumes ramping up to significant levels in the second half of the year. The low end of our 2006 production range reflects the possibility of a turnaround of Coker 8-2, which is not scheduled to occur until the second quarter of 2007. Additionally, a strong mining sector is currently resulting in a worldwide shortage of off-road tires. While the tire shortage has been identified as a production and cost risk for 2006 and 2007, Syncrude has implemented various measures aimed at reducing tire wear and damage in order to more efficiently manage its tire supply. Therefore, we do not expect the shortage to impact our current 2006 production outlook. The high end of our production range reflects a faster ramp up of Stage 3 volumes and sustained, reliable operations following start-up of all Stage 3 units.

Stage 3 is expected to increase Syncrude's productive capacity to 350,000 barrels per day, which reflects an average production rate that incorporates outages for turnarounds and maintenance. We anticipate a period of optimizing and refining the various Stage 3 units and processes during which production may fluctuate. Nonetheless, with no major turnarounds scheduled for the last half of the year, we should be able to achieve full rates and even exceed them at times. On a steady state basis, we think we should be able to achieve 90 percent of productive capacity within the first year of operations; accordingly, we are anticipating a 2006 exit production rate of 315,000 barrels per day for Syncrude.

In addition to increased production, Stage 3 is also expected to improve product quality from SSB to SSP in 2006. We believe that SSP's higher quality will differentiate it from the growing volumes of synthetic crude in the market produced by competing projects. SSP's quality characteristics are also expected to provide a higher market price relative to SSB and improve pricing differentials to WTI. In 2005 our SSB product traded at an average premium of $1.05 per barrel compared to

Canadian dollar WTI. We believe that this premium primarily reflected the lower supply of light synthetic crude oil from a number of producers. These premiums have reversed to discounts in the last month of 2005 and into 2006 as synthetic oil supplies have increased. While the supply/demand equation for synthetic oil is difficult to predict and quantify, we believe that the differential to WTI will initially deteriorate as synthetic supply increases and the market adjusts to the new SSP product quality. Accordingly, the Trust is currently incorporating a $1.50 per barrel discount relative to Canadian dollar WTI in its 2006 outlook.


49,806
66,793
84,575
75,953
97,232
02
03
04
05
06

CANADIAN OIL SANDS AVERAGE DAILY PRODUCTION
(BBLS PER DAY)


5.71
3.43
6.47
10.93
10.42
02
03
04
05
06

FUNDS FROM OPERATIONS
($ PER TRUST UNIT)

Funds from operations in 2006 are anticipated to total $970 million, or $10.42 per Unit, based on an average WTI crude oil price of US$55 per barrel and a foreign exchange rate of $0.85 U.S./Cdn for the year. Revenues are estimated at approximately $2.3 billion in 2006, with operating costs of $919 million, or $25.88 per barrel, including $9.15 per barrel of purchased energy, reflecting an estimated $10.78/GJ natural gas price and slightly higher per unit consumption. In addition, funds from operations reflect the increase to the full 25 per cent Crown royalty rate in 2006.

Per unit purchased energy consumption is expected to average approximately 0.85 GJs per barrel in 2006 as a result of fluctuating production levels while the Stage 3 expansion is brought into operation. Beyond 2006 per barrel energy consumption is expected to be approximately 0.85 GJs per barrel, which is higher than historical consumption of about 0.7 GJs per barrel as additional hydrogen will be required to increase product quality from SSB to SSP and bitumen will be increasingly sourced from the Aurora mine. Due to Aurora's remote location, process heat from the upgrader is unavailable and the mine relies mainly on purchased natural gas for its energy needs.

The Trust's 2006 crude oil production is unhedged, and under the current financing plan, we do not intend to undertake any crude oil hedging transactions. The Trust may hedge its crude oil production in the future depending on the business environment and our growth opportunities.

Based on our 2006 guidance, Canadian Oil Sands anticipates paying Crown royalties at the full 25 per cent royalty rate in early 2006, and as a result, Crown royalties are estimated at $183 million or $5.15 per barrel in 2006. Under Alberta's Generic Oil Sand Royalty, the Crown royalty is calculated as the greater of one per cent of plant gate revenue before hedging or 25 per cent of plant gate revenue before hedging, less Syncrude operating, non-production and capital costs. The Generic Oil Sand Royalty regime supports the development of Alberta's oil sands and we acknowledge the role this regime has played in enabling us to proceed with the expansion of Syncrude's facilities. The Province of Alberta and investors in the Trust are now positioned to benefit from the expected growth in Syncrude's production.


403
786
942
800
303
02
03
04
05
06

CAPITAL EXPENDITURES
($ MILLIONS)


16.99
21.12
19.40
26.34
25.88
02
03
04
05
06

OPERATING COSTS
($ PER BBL)

Our estimate for 2006 capital expenditures increased modestly from our estimates provided on October 25, 2005 as a result of a one per cent increase in our P50 cost estimate to complete the Stage 3 project, which is projected as at February 22, 2006 at $8.4 billion, gross to Syncrude. Capital expenditures are expected to total $303 million in 2006 with approximately $106 million directed to the Stage 3 expansion. The P50 cost estimate refers to our best estimate and the probability that the project has a 50 per cent chance of coming in under budget and a 50 per cent chance of coming in over budget.


0.4
1.4
1.7
1.6
1.2
02
03
04
05
06

NET DEBT AT DECEMBER 31
($ BILLIONS)

Under the Trust's 2006 outlook, we anticipate reaching our net debt target of approximately $1.2 billion by the end of 2006. The current robust price environment strengthens the Trust's financial position, and we continue to generate sufficient funds from operations to fund capital expenditures, distributions, and make debt repayments. Once we have achieved our net debt target, and unless capital investment growth opportunities exist that we believe would offer Unitholders better value, we intend to approach full payout of our free cash flow, which is defined as funds from operations less capital expenditures and reclamation trust contributions.

The Trust's DRIP helps to accelerate debt reduction and the Trust currently intends to maintain the DRIP in its present form until at least the target net debt level is achieved. The DRIP has been an important component in the Trust's financing plan for the Stage 3 expansion and may play a role in the Trust's future financing plans. In addition, the DRIP provides important benefits to Unitholders and is non-dilutive as all existing Unitholders are eligible to participate.

Canadian Oil Sands currently intends to put forward a resolution to its Unitholders at the next annual general and special meeting, scheduled for April 25, 2006, to split its Units on a five-to-one basis, subject to receipt of all required regulatory approvals. We believe a Unit split will enhance liquidity, increase investor interest in the Trust, and bring the trading price into a more accessible range for retail investors.

SENSITIVITIES

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to predict.

2006 outlook sensitivity analysis

Variable [1]	Annual Sensitivity	Funds from Operations Increase $ millions	Funds from Operations Increase $ per Unit
Syncrude operating costs decrease	C$1.00 per bbl	27	0.29
Syncrude operating costs decrease	C$50 million	14	0.15
WTI crude oil price increase	US$1.00 per bbl	32	0.34
Syncrude production increase	2 million bbls	32	0.34
Canadian dollar weakening	US$0.01 per C$	19	0.20
AECO natural gas price decrease	C$0.50 per GJ	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations impact.

CONTROLS ENVIRONMENT

Management is responsible for the preparation and fair presentation of the consolidated financial statements. We have established disclosure controls and procedures, internal controls over financial reporting, and corporate wide policies to provide that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to ensure timely disclosure and communication of all material information required by regulators.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, these systems provide reasonable, but not absolute assurance, that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures pursuant to Multinational Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of the end of the period covered by this report. The evaluation also included a review of Syncrude's evaluation of their disclosure controls and procedures. Based on the evaluations, it was concluded that Canadian Oil Sands' disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that information required is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable but not absolute assurance that information required to be disclosed under applicable Canadian securities regulation is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT

Management is responsible for the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgments and estimates. Where alternative accounting methods exist, management has chosen those it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the consolidated financial statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting, internal controls, and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a code of business conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, have audited the consolidated financial statements and conducted a review of accounting and internal controls to the extent required under Canadian generally accepted auditing standards. They have performed such tests as they deemed necessary to enable them to express an opinion on these financial statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves. The external auditors and reserve evaluators have unrestricted access to the Management of Canadian Oil Sands, the Audit Committee and the Board of Directors.

The Board of Directors has appointed a four-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors and the independent reserve evaluators. The Audit Committee meets at least quarterly with management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited financial statements to the Board of Directors for their approval. Annually, the Board reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, Annual Information Form, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the consolidated financial statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

Marcel R. Coutu	Allen R. Hagerman, FCA
President & Chief Executive Officer	Chief Financial Officer
February 22, 2006	February 22, 2006

RESPONSIBILITY



AUDITORS' REPORT

To the Unitholders of Canadian Oil Sands Trust

We have audited the consolidated balance sheets of Canadian Oil Sands Trust as at December 31, 2005 and 2004 and the consolidated statements of income and Unitholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Canadian Oil Sands' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
January 25, 2006

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

For the years ended December 31 ($ millions, except per Unit amounts)	2005	2004
Syncrude Sweet Blend revenues	$ 2,006.7	$ 1,396.9
Transportation and marketing expense	(39.8)	(44.9)
	1,966.9	1,352.0
EXPENSES		
Operating	730.7	600.5
Non-production	85.0	47.9
Crown royalties (Note 16)	19.6	18.0
Administration	12.4	8.8
Insurance	7.8	9.4
Interest, net (Note 13)	103.8	95.3
Depreciation, depletion and accretion	197.7	171.9
Foreign exchange gain	(29.1)	(79.7)
Income and Large Corporations Tax (Note 10)	7.6	(2.0)
Future income tax expense (recovery) (Note 10)	0.4	(27.3)
	1,135.9	842.8
NET INCOME	$ 831.0	$ 509.2
UNITHOLDERS' EQUITY, BEGINNING OF YEAR		
As previously reported	$ 2,635.9	$ 2,094.4
Change in accounting policies	–	8.5
As restated	2,635.9	2,102.9
Net income	831.0	509.2
Issue of Units (Note 11)	98.6	203.3
Unitholder distributions (Note 14)	(183.9)	(180.4)
Contributed surplus (Note 12(a))	1.0	0.9
UNITHOLDERS' EQUITY, END OF YEAR	$ 3,382.6	$ 2,635.9
WEIGHTED-AVERAGE UNITS	91.9	89.0
UNITS, END OF YEAR	92.5	91.4
NET INCOME PER UNIT		
Basic (Note 11(c))	$ 9.04	$ 5.72
Diluted (Note 11(c))	$ 9.01	$ 5.72

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ millions)	2005	2004
ASSETS		
Current assets		
Cash and short-term investments	$ 88.0	$ 17.8
Accounts receivable	196.8	145.7
Inventories (Note 3)	87.1	57.1
Prepaid expenses	2.4	2.9
	374.3	223.5
Property, plant and equipment, net (Note 4)	5,502.5	4,794.8
Other assets		
Reclamation trust (Note 8)	25.1	21.0
Deferred financing charges, net	22.6	28.4
	47.7	49.4
	$ 5,924.5	$ 5,067.7
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 281.2	$ 273.6
Unit distribution payable (Note 14)	–	45.7
Current portion of employee future benefits (Note 5)	10.3	7.2
	291.5	326.5
Employee future benefits and other liabilities (Note 5)	92.6	91.9
Long-term debt (Note 7)	1,737.3	1,699.8
Asset retirement obligation (Note 8)	147.7	44.1
Deferred currency hedging gains (Note 9)	33.9	27.6
Future income taxes (Note 10)	238.9	241.9
	2,541.9	2,431.8
Unitholders' equity (Note 11)	3,382.6	2,635.9
	$ 5,924.5	$ 5,067.7

Commitments and Contingencies (Note 17)

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

Director

Director

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended December 31 ($ millions)	2005	2004
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income	$ 831.0	$ 509.2
Items not requiring outlay of cash		
Depreciation, depletion and accretion	197.7	171.9
Amortization	3.0	3.1
Foreign exchange on long-term debt	(35.6)	(89.2)
Future income tax expense (recovery)	0.4	(27.3)
Other	2.3	2.6
Net change in deferred items	6.0	5.5
Funds from operations	1,004.8	575.8
Change in non-cash working capital (Note 19(a))	(55.8)	17.9
	949.0	593.7
FINANCING ACTIVITIES		
Issuance of medium term and senior notes (Note 7)	–	723.5
Net drawdown (repayment) of bank credit facilities (Note 7)	73.1	(371.9)
Unitholder distributions (Note 14)	(183.9)	(180.4)
Issuance of Units (Note 11)	98.6	203.3
Net change in deferred items	–	(4.2)
Change in non-cash working capital (Note 19(a))	(45.7)	2.1
	(57.9)	372.4
INVESTING ACTIVITIES		
Capital expenditures	(799.6)	(942.1)
Reclamation trust	(4.1)	(4.5)
Change in non-cash working capital (Note 19(a))	(17.2)	(18.4)
	(820.9)	(965.0)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	70.2	1.1
CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF YEAR	17.8	16.7
CASH AND SHORT-TERM INVESTMENTS, END OF YEAR	$ 88.0	$ 17.8
SUPPLEMENTAL INFORMATION		
Large Corporations and Income Tax paid	$ 9.5	$ 14.2
Interest charges paid	$ 103.3	$ 86.4

See Notes to Consolidated Financial Statements.

(Tabular amounts expressed in millions of dollars, except where otherwise noted)

1) Structure of Canadian Oil Sands Trust

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") which has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the units ("Units") in the Trust.

The Trust indirectly owns a 35.49 per cent interest ("Working Interest") in the Syncrude Joint Venture ("Syncrude") which is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and operated by Syncrude Canada Ltd. ("Syncrude Canada").

2) Summary of accounting policies

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of the Syncrude Joint Venture are conducted jointly with others and, accordingly, these financial statements reflect only the proportionate interest in such activities, which include the production, operating costs, non-production costs, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable. Substantially all other activities and balances in these financial statements, including sales, are applicable directly to the activities of Canadian Oil Sands.

Cash and short-term investments

Investments with maturities of less than three months at purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

Property, Plant and Equipment

Property, plant and equipment assets are recorded at cost and include the costs of acquiring the Working Interest and subsequent additions to property, plant and equipment ("PP&E"). Also included in PP&E is the estimated fair value of Canadian Oil Sands' asset retirement obligation (see asset retirement obligation accounting policy note). Overburden removal, repairs and maintenance, and turnaround costs are expensed in the period incurred. Proceeds from the sale of PP&E are deducted from the capital base without recognition of a gain or loss.

PP&E are depreciated and depleted on the unit-of-production method based on estimated proved and probable reserves. For purposes of the depreciation and depletion provision, capital costs include future capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved and probable reserves.

An asset impairment test is applied to Canadian Oil Sands' PP&E to ensure that the capitalized costs do not exceed management's estimate of future undiscounted revenues from proved reserves, less operating expenses, asset retirement costs, Crown royalties, and general and administrative expenses. The Trust performs this test at least annually, or whenever there is an indication that asset impairment has occurred.

Inventories

Product inventories are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Asset retirement obligation

The estimated fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to PP&E is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the discounted full amount of the liability is recorded upon initial land disturbance. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit adjusted risk free rate applicable to the Trust. An obligation is recognized when a reasonable estimate of the amount and timing of the reclamation expenditures can be determined. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation, and is capitalized as part of the Trust's PP&E. These capital assets are depreciated using the unit-of-production method. The obligation is accreted based on the Trust's applied discount rate. The depreciation expense and accretion expense are reflected in the Trust's depreciation, depletion and accretion ("DD&A") expense in consolidated net income.

Actual costs are charged against the accumulated obligation when incurred.

Derivative financial instruments

Canadian Oil Sands may enter into derivative financial instrument contracts such as foreign currency exchange rate, crude oil and natural gas price contracts to hedge fluctuations in exchange rates, and the prices of crude oil and natural gas. Canadian Oil Sands may also enter into interest rate swap agreements to manage its interest rate risk.

Pursuant to Canadian Oil Sands' risk management policies, relationships between hedging instruments and hedged items and the strategy for undertaking the hedge transaction are documented. Canadian Oil Sands records the derivative contract as a hedge for accounting purposes when, at the time of initiating the contract, it is identified as a hedge of a specific transaction and, at both the inception of the contract and on an ongoing basis, Canadian Oil Sands assesses the derivative instrument as effective in offsetting cash flows of the hedged item. Canadian Oil Sands uses a statistical methodology called correlation analysis to test effectiveness of its crude oil and foreign exchange financial instruments on a quarterly basis. For its interest rate swaps which qualify as hedges, an effectiveness test is not required each quarter as long as the critical terms of the swap contract continue to match the underlying debt instrument. Canadian Oil Sands reviews the critical terms of the swap contract against the terms of the debt each quarter.

If a derivative contract cannot be designated as a hedge under Canadian GAAP or the hedge is no longer effective, then mark-to-market accounting is used, whereby the fair value of the contract is recorded on the balance sheet as an asset or liability. Subsequent changes in the fair value of the asset or liability are recognized in other income, which is included in net interest expense on the income statement, when those changes occur.

Gains and losses on hedge contracts which qualify for hedge accounting, are recognized in net income and cash flows when the related revenues, costs, interest expense and cash flows are recognized. Crude oil and foreign currency hedging gains and losses are included in Syncrude Sweet Blend ("SSB") revenues as incurred. As natural gas is used in the production of SSB, any natural gas hedging gains and losses are included in operating expenses. For interest rate swaps that qualify for hedge accounting, any gains or losses on the swaps are included in net interest expense as incurred.

Revenues

Revenues from the sale of SSB are recorded when title passes from Canadian Oil Sands to its customer. Revenues are recorded inclusive of hedging gains and losses from foreign currency exchange rate and crude oil price contracts.

Employee future benefits

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL (Note 5(a)).

Future income taxes

Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes of operating corporations are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted income tax rates. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates with the adjustments being recognized in net income in the period that the changes occur.

Stock-based compensation

Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Unitholders' Equity for all trust unit options ("options") granted during the year, with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

As an owner in the Syncrude Joint Venture, Canadian Oil Sands also records its share of costs for Syncrude's stock-based compensation program. Syncrude's plan has incentive phantom share units ("phantom units") which require settlement by cash payments. During the vesting period, compensation expense is recognized using the graded vesting approach when the value of the phantom units exceeds the award value. Canadian Oil Sands' share of the change in value of the phantom units is recognized in operating expense in the year the change occurs.

Foreign currency translation

Canadian Oil Sands receives a portion of its revenues, incurs various expenses, and has U.S. dollar denominated debt, which result in monetary assets and liabilities denominated in U.S. dollars. These U.S. denominated balances are translated to Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss being recorded in the income statement. Translation gains and losses on U.S. denominated long-term debt are recorded as unrealized and excluded from funds from operations. All other translation gains and losses, which relate to the translation of U.S. denominated cash, accounts receivable and accounts payable, are classified as realized since they are settled in less than one year.

Net income per Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Measurement uncertainty

The preparation of the consolidated financial statements under Canadian GAAP requires management personnel to make estimates and assumptions for many financial statement items based on their best estimate and judgment. Significant judgments and estimates relate to depreciation, depletion, the impairment test and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies and future price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Accordingly, actual results may differ from all of these estimated amounts as future events occur.

3) Inventories

	2005	2004
Materials and supplies	$60.9	$45.1
Product and linefill	26.2	12.0
	$87.1	$57.1

4) Property, plant and equipment, net

December 31, 2005	Cost	Accumulated Depreciation and Depletion	Net Book Value
Property, plant and equipment	$6,315.1	$812.9	$5,502.2
Other capital assets	0.9	0.6	0.3
	$6,316.0	$813.5	$5,502.5
December 31, 2004			
Property, plant and equipment	$5,438.9	$644.5	$4,794.4
Other capital assets	0.8	0.4	0.4
	$5,439.7	$644.9	$4,794.8

Total DD&A expense is comprised of the following amounts for the year ended December 31:

	2005	2004
Depreciation and depletion expense	$168.5	$170.3
Accretion expense	29.2	1.6
	$197.7	$171.9

5) Employee future benefits and other liabilities

	2005	2004
Employee future benefits (a)	$98.5	$93.3
Other	4.6	6.0
	$103.1	$99.3
Less current portion comprised of:		
Other (included in accounts payable and accrued liabilities)	(0.2)	(0.2)
Employee future benefits	(10.3)	(7.2)
	$92.6	$91.9

a) *Employee future benefits*

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefit plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Defined benefit plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 35.49 per cent ownership at December 31 for each of 2005 and 2004, is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Accrued benefit obligation:						
Balance- Beginning of year	$411.8	$351.2	$38.0	$33.3	$449.8	$384.5
Current service cost	17.4	14.8	1.5	0.9	18.9	15.7
Interest cost	23.9	21.2	2.2	2.0	26.1	23.2
Transferred in	3.5	2.4	-	-	3.5	2.4
Benefits paid	(13.6)	(11.6)	(1.3)	(1.2)	(14.9)	(12.8)
Actuarial loss (gain)	54.9	33.8	(3.8)	3.0	51.1	36.8
Balance- End of year	$497.9	$411.8	$36.6	$38.0	$534.5	$449.8
Fair value of plan assets:						
Actuarial fair value- Beginning of year	$247.3	$213.1	$ –	$ –	$247.3	$213.1
Actual return on plan assets	27.5	22.8	–	–	27.5	22.8
Employer contributions	21.4	20.0	–	–	21.4	20.0
Contributions - transfers	3.5	2.4	–	–	3.5	2.4
Benefits paid	(13.0)	(11.0)	–	–	(13.0)	(11.0)
Actuarial fair value- End of year	286.7	247.3	–	–	286.7	247.3
Funded status- Plan deficit	(211.2)	(164.5)	(36.6)	(38.0)	(247.8)	(202.5)
Unamortized net actuarial loss [1]	144.1	99.8	6.7	8.2	150.8	108.0
Unamortized past service costs [1]	1.1	1.2	(2.6)	–	(1.5)	1.2
Accrued benefit liability	$(66.0)	$(63.5)	$(32.5)	$(29.8)	$(98.5)	$(93.3)

[1] Amortized over the expected average remaining service lives of employees covered by the plan, generally 12 years.

The asset allocation for Syncrude Canada's plan assets as of December 31 was as follows:

	Percentage of plan assets	
	2005	**2004**
Equity securities	70%	70%
Debt securities	30	30
	100%	100%

Elements of defined benefit costs recognized in the year

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Current service cost	$17.4	$14.8	$1.5	$0.9	$18.9	$15.7
Interest cost	23.9	21.2	2.2	2.0	26.1	23.2
Actual return on plan assets	(27.5)	(22.8)	–	–	(27.5)	(22.8)
Actuarial loss (gain)	54.9	33.8	(3.8)	3.0	51.1	36.8
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	$68.7	$47.0	$(0.1)	$5.9	$68.6	$52.9
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	6.0	4.4	–	–	6.0	4.4
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	(50.4)	(30.1)	1.5	(2.8)	(48.9)	(32.9)
Difference between amortization of past service costs for year and actual plan amendments for year	0.1	0.1	2.6	–	2.7	0.1
	(44.3)	(25.6)	4.1	(2.8)	(40.2)	(28.4)
Defined benefit costs recognized in net income	$24.4	$21.4	$4.0	$3.1	$28.4	$24.5

Total cash payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2005, consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, was $23.3 million (2004 – $23.5 million), based on its 35.49 per cent ownership in 2005 and 2004.

Significant assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan		Other Post-Employment Benefits	
	2005	2004	**2005**	2004
Accrued benefit obligation as of December 31:				
Discount rate	5.0%	5.75%	5.0%	5.75%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%
Benefit costs for years ended December 31:				
Discount rate	5.0%	6.0%	5.0%	6.0%
Expected long-term rate of return on plan assets	8.5%	8.5%	N/A	N/A
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%

For measurement purposes, a 9.5 per cent annual rate of increase in the cost of supplemental health care benefits was assumed for 2005, decreased by 0.5 per cent each year thereafter to a five per cent ultimate rate. In addition, annual rate increases of three per cent in Alberta health care premiums and four per cent in dental rates were used.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A one per cent change in assumed health care cost trend rates would have the following effects on Canadian Oil Sands' results for 2005, based on its 35.49 per cent working interest in Syncrude:

	Increase	Decrease
Total of current service and interest cost	$0.3	$(0.2)
Accrued benefit obligation	$3.2	$(2.9)

Defined contribution plans

Canadian Oil Sands' share of the total expense, based on its 35.49 per cent working interest during 2005 and 2004 for Syncrude Canada's defined contribution pension plans was $1.8 million and $1.7 million, respectively.

6) Bank credit facilities

	Credit facility
Extendible revolving term facility (a)	$ 40.0
Line of credit (b)	35.0
Operating credit facility (c)	800.0
	$875.0

Each of Canadian Oil Sands Limited's credit facilities is unsecured and contains typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 0.60 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is 364-day with a one year term out, expiring April 26, 2006. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $35 million line of credit is a one year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless cancelled by Canadian Oil Sands or the financial institution providing the facility within 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

   Letters of credit of approximately $42 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 18.

c) The $800 million operating facility is a five year facility, expiring April 27, 2010. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

   As at December 31, 2005, $92 million (2004 – $19 million) of the operating credit facilities was drawn, and is included in long-term debt on the Consolidated Balance Sheet.

7) Long-term debt

	2005	2004
3.95% medium term notes due January 15, 2007 (a)	$ 175.0	$ 175.0
Floating rate medium term notes due January 15, 2007 (a)	20.0	20.0
7.625% Senior Notes due May 15, 2007 (b)	81.5	84.2
5.75% medium term notes due April 9, 2008 (c)	150.0	150.0
5.55% medium term notes due June 29, 2009 (d)	200.0	200.0
4.8% Senior Notes due August 10, 2009 (e)	291.5	300.9
5.8% Senior Notes due August 15, 2013 (f)	349.8	361.1
7.9% Senior Notes due September 1, 2021 (g)	291.5	300.9
8.2% Senior Notes due April 1, 2027 (h)	86.2	89.0
Credit facilities drawn, excluding letters of credit (Note 6)	91.8	18.7
	$1,737.3	$1,699.8

All of Canadian Oil Sands' medium term notes and Senior Notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants which place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) *3.95 per cent medium term notes and floating rate medium term notes*
On January 15, 2004 COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95 per cent unsecured medium term notes. The fixed interest rate debt was swapped into floating rates pursuant to interest rate swap agreements (Note 15(b)(ii)). Both the floating rate and 3.95 per cent medium term notes mature on January 15, 2007. Interest on the 3.95 per cent notes is payable semi-annually on January 15 and July 15. Interest on the floating rate notes is payable quarterly on January 15, April 15, July 15, and October 15.

b) *7.625 per cent senior notes*
On May 20, 1997 COSL issued US$70 million of 7.625 per cent Senior Notes, maturing May 15, 2007. Interest rate swap agreements (Note 15(b)(i)) were entered into to swap the interest rate to a 5.95 per cent fixed rate U.S. dollar payment. Interest is payable on the notes semi-annually on May 15 and November 15.

c) *5.75 per cent medium term notes*
On April 8, 2003 COSL issued $150 million of 5.75 per cent unsecured medium term notes, maturing April 9, 2008. Interest is payable on the notes semi-annually on April 9 and October 9.

d) *5.55 per cent medium term notes*
On June 29, 2004 COSL issued $200 million of 5.55 per cent unsecured medium term notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

e) *4.8 per cent senior notes*
On August 9, 2004 COSL issued US$250 million of 4.8 per cent Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

f) *5.8 per cent senior notes*
On August 6, 2003 COSL issued US$300 million of 5.8 per cent Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

g) *7.9 per cent senior notes*
On August 24, 2001 COSL issued US$250 million of 7.9 per cent Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book *capitalization at an amount less than 0.55 to 1.0.*

h) *8.2 per cent senior notes*
On April 4, 1997 COSL issued US$75 million of 8.2 per cent Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

i) *Future minimum payments payable under long-term debt are as follows:*

2006	$ –
2007	276.5
2008	150.0
2009	491.5
2010	91.8
Later years	727.5
	$ 1,737.3

8) Asset retirement obligation and reclamation trust

	2005	2004
Asset retirement obligation- Beginning of year	$ 44.1	$ 44.7
Liabilities settled	(2.2)	(2.2)
Accretion expense	29.2	1.6
Asset retirement obligation increases	76.6	–
Asset retirement obligation- End of year	$147.7	$ 44.1

Canadian Oil Sands Limited and each of the other owners of Syncrude are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture on abandonment. The Trust estimates reclamation expenditures will be made over approximately the next 60 years, and has applied an average credit-adjusted risk free discount rate of 5.91 per cent in deriving the asset retirement obligation.

Syncrude's upgrader facilities have indeterminate useful lives. Therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

The total undiscounted estimated cash flows required to settle the Trust's share of the Syncrude obligation rose to $525 million in 2005 (2004 – $275 million), primarily resulting from revised assumptions regarding the volume of reclamation material required and additional regional drainage requirements. Discounting these incremental cash flows resulted in a $66 million increase in the asset retirement obligation during 2005. In addition, a $24 million increase resulted from accretion expense corrections on the asset retirement obligation for the period January 1, 1996 to December 31, 2004.

The reclamation expenditures will be funded from the Trust's funds from operations and from the Trust's mining reclamation trust. The Trust paid $2.2 million in 2005 (2004 – $2.2 million) for its share of Syncrude's reclamation expenditures. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to a mining reclamation trust established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. A mining reclamation trust for the 13.75 per cent Working Interest the Trust acquired in 2003 did not exist prior to the Trust's acquisition. As at December 31, 2005, including interest earned on the account, the balance of the mining reclamation trust was $25.1 million (2004 – $21.0 million).

In addition, the Trust has posted letters of credit with the Province of Alberta in the amount of $42 million (2004 – $38 million) to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Joint Venture participants.

9) Deferred currency hedging gains

Canadian Oil Sands is exposed to fluctuations in the U.S.-Canadian currency exchange rate. In 1996, Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999, Canadian Oil Sands unwound various positions and exchanged the resulting gain for adjustments to other existing currency contracts. For accounting purposes, the gain will be recognized as revenue over the period 2006 to 2016, which is when the hedging contracts would have expired had they not been unwound (Note 15(a)). During 2005, Canadian Oil Sands received payments totalling $6.3 million (2004 – $5.7 million) related to the unrecognized gain resulting in a cumulative deferral of $33.9 million (2004 – $27.6 million) in currency hedging gains.

10) Income taxes

Payments received by the Trust in the form of royalty payments, interest, dividends, distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its cost of acquiring trust royalties, its administrative costs and taxable distributions to Unitholders from its taxable income, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future.

In preparing the 2002 tax return, Canadian Oil Sands found that there was an error in the 2001 Trust tax return prepared by its former tax service provider. In September 2003, the Trust paid $10 million to Canada Revenue Agency ("CRA"), being $9 million for the 2001 tax liability and the balance relating to accrued interest. In 2004, Canadian Oil Sands recovered the $10 million payment from the former tax service provider. The recovery has been recorded as a reduction to income tax expense and net interest expense in Canadian Oil Sands' net income in 2004.

The Trust's most significant operating subsidiary is Canadian Oil Sands Limited ("COSL"), which is subject to tax in the same manner as any other corporation. However, as royalty and interest payments made by COSL to the Trust and COSL's affiliates are deductible in computing its taxable income, COSL is not expecting to pay significant cash taxes either currently or in the future under existing tax legislation, with the exception of Large Corporations tax, which is to be phased out by 2008.

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to income before tax as follows:

	2005	2004
Income before taxes	$839.0	$479.9
Statutory rates		
Federal	36.00%	36.00%
Federal abatement	-10.00%	-10.00%
Federal surtax	1.12%	1.12%
Alberta provincial rate	11.50%	11.54%
	38.62%	38.66%
Expected taxes at statutory rate	$324.0	$185.5
Add (Deduct) the tax effect of:		
Net income of the Trust - tax sheltered	(296.7)	(181.3)
Resource allowance	(26.5)	(18.5)
Non-deductible Crown charges	3.8	4.3
Capital tax	7.6	7.3
2001 Reassessment	–	(9.3)
Tax rate changes	1.0	(9.9)
Assessments and adjustments	1.7	(3.6)
Other	(6.9)	(3.8)
Provision for (Recovery of) taxes	$8.0	$(29.3)

Canadian Oil Sands' income taxes are calculated according to government tax laws and regulations, which results in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheet as future income taxes represents the net differences between tax values and book carrying values on the operating subsidiaries' Balance Sheet at substantively enacted tax rates. GAAP requires this future tax liability to be recognized in the consolidated financial statements. These future taxes are not expected to result in cash taxes being paid as a result of expected future intercompany royalty and interest deductions at the operating subsidiary level.

As at December 31, future income taxes are comprised of the following:

	2005	2004
Capital and other assets in excess of tax value	$(720.1)	$(518.2)
Net liabilities in excess of tax value	481.2	276.3
Balance at December 31	$(238.9)	$(241.9)

As at December 31, 2005, the following are the estimated balances available for deduction against future taxable income:

	2005
Canadian Oil Sands Trust:	
Canadian Development Expense [1]	$100.1
Equity Issue Costs	$13.2
Canadian Oil Sands Limited and other operating subsidiaries:	
Undepreciated Capital Costs ("UCC") [2]	
Federal UCC	$2,445.1
Provincial UCC	$2,295.3
Scientific Research and Exploration Development	$2.9
Debt Issue Costs	$9.4

[1] Deductible at a declining balance rate of 30 per cent annually.
[2] Majority deductible at a declining balance rate of 25 per cent annually as well as an accelerated rate based on the "income from a mine". Approximately $100 million is not available for use until the Stage 3 Upgrader Expansion is put into service.

11) Unitholders' equity

	2005	2004
Unitholders' capital (a)	$2,010.1	$1,911.5
Accumulated earnings	2,575.9	1,744.9
Accumulated unitholder distributions	(1,206.1)	(1,022.2)
Contributed surplus (Note 13(a))	2.7	1.7
	$3,382.6	$2,635.9

a) *Unitholders' capital*

A maximum of 500,000,000 Units have been created for issuance pursuant to the Trust Indenture. The Units represent a beneficial interest in the Trust, share equally in all distributions from the Trust and carry equal voting rights. No conversion or pre-emptive rights, and limited retraction rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 per cent of the average closing price of the Units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

During 2005, 1.1 million Units were issued for proceeds of approximately $98.6 million related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 28, 2005, May 31, 2005, August 31, 2005 and November 30, 2005.

On July 30, 2004 the Trust issued three million Units on a private placement basis at a subscription price of $48 per Unit for total proceeds of $144 million, which were used to finance a portion of the Trust's capital expenditures. During 2004, 1.3 million

Units were issued for proceeds of approximately $59 million related to the DRIP with respect to the distributions paid on February 27, 2004, May 31, 2004, August 31, 2004 and November 30, 2004.

The following table summarizes the Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2004		87.2	$1,708.2
February 27, 2004	$ 45.99	0.3	14.1
May 31, 2004	40.59	0.3	11.2
July 30, 2004	48.00	3.0	144.0
August 31, 2004	46.05	0.3	16.9
November 30, 2004	56.57	0.3	17.1
Balance, December 31, 2004		91.4	$1,911.5
February 28, 2005	$ 75.99	0.3	18.2
May 31, 2005	74.63	0.2	18.6
August 31, 2005	107.69	0.2	21.2
November 30, 2005	106.89	0.4	40.6
Balance, December 31, 2005		92.5	$2,010.1

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and its Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each issued and outstanding Unit. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20 per cent or more of the Units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Units at a 50 per cent discount to the market price.

b) *Premium distribution, distribution reinvestment and optional unit purchase plan*

In January 2002, the Trust received regulatory approval in Canada for the DRIP. Eligible Unitholders may participate in the DRIP for the quarterly distributions payable subject to enrolment and certain other conditions. The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional Units at 95 per cent of the Average Market Price, as defined in the DRIP. The DRIP also provides an alternative whereby eligible Unitholders may, under the premium distribution component, have their distributions invested in new Units and exchanged through the Plan broker for a premium distribution equal to up to 102 per cent of the amount that the other Unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, Unitholders have the option to purchase additional Units for cash at 100 per cent of the Average Market Price if they have participated in either of the premium distribution or distribution reinvestment components of the DRIP.

c) *Net income per unit*

The following table summarizes the Units used in calculating net income per Unit:

	2005	**2004**
Weighted-average Units outstanding – Basic	91.9	89.0
Effect of options	0.3	0.1
Weighted-average Units outstanding – Diluted	92.2	89.1

12) Stock-based compensation

Canadian Oil Sands' stock-based compensation includes stock option grants for Canadian Oil Sands Limited employees pursuant to a long-term incentive program. In addition, Syncrude Canada has stock-based compensation for which Canadian Oil Sands records its 35.49 per cent working interest.

a) *Canadian Oil Sands' option plans*

As at December 31, 2005, Canadian Oil Sands has 521,692 options issued under a unit option and distribution equivalent plan (the "2002 Plan") and 3,000 options issued under a unit incentive option plan (the"2005 Option Plan"). The initial exercise price is based on the weighted-average price of the Units around the grant date. Subject to customary exceptions relating to early retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options granted after April 2005, the exercise price is reduced to the extent distributions exceed a threshold set by the Board of Directors at the time of the grant.

As at December 31, 2005 the following options were issued:

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2004	0.3	$38.85
Granted in 2004	0.1	$46.64
Outstanding at December 31, 2004	0.4	$40.88
Granted in 2005	0.1	$74.99
Outstanding at December 31, 2005	0.5	$47.64
Exercisable at December 31, 2004	0.1	$38.74
Exercisable at December 31, 2005	0.3	$39.63

The range of exercise prices of the options is $34.73 to $124.93 and the average remaining contractual life of the options outstanding is 4.6 years.

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted average assumptions used in their determination are as noted below:

	2005	2004
Risk-free interest rate (%)	3.54	3.63
Expected life (years)	5	5
Expected volatility (%)	22	20
Expected distribution per Unit ($)	2.00	2.00
Fair value per stock option ($)	10.25	6.75

The weighted-average fair value of all options granted during the year is approximately $1.1 million (2004 – $0.7 million).

b) *Syncrude Canada's incentive phantom share units plan*

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded phantom units to certain employees. The phantom units have value if the composite value of the weighted-average stock price of 70 per cent of Canadian Oil Sands Trust's Units and 30 per cent of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The phantom units vest based on a graded vesting schedule: after the first year of issuance, 50 per cent of the phantom units are exercisable, 25 per cent the following year and the last 25 per cent after year three. When the awards are exercised, they are settled in cash. They expire seven years after the date of issue.

At December 31, 2005 a total of 1.3 million phantom units were outstanding (2004 – 1.3 million), and a total of 323,258 phantom units were exercisable.

In 2005, Canadian Oil Sands recorded approximately $36.3 million in operating expenses related to its 35.49 per cent share of Syncrude Canada's stock-based compensation expense (2004 – $12.1 million).

13) Interest, net

	2005	2004
Interest expense	$106.5	$98.9
Interest income and other	(2.7)	(3.6)
Interest, net	$103.8	$95.3

14) Unitholder distributions

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

In 2005, distributions were paid to Unitholders on the last business day of the second month following the quarter and were recorded as payable at each quarter end even though they were not declared. Commencing in the fourth quarter of 2005 distributions are recorded in the quarter declared and paid. As a result, the financial statements do not reflect a distribution payable as at December 31, 2005. This change is reflected in the Financing Activities section on the Consolidated Statements of Cash Flows as a decrease in the Unitholder distributions offset by an increase in Change in non-cash working capital requirement. The change in recording Unitholder distributions has no impact on the ultimate distributions declared and paid to the Unitholders or to the timing of such payments, nor does it impact Canadian Oil Sands' net income or funds from operations. Distributions are paid to Unitholders on the last business day of February, May, August and November.

Consolidated statements of Unitholder distributions

For the years ended December 31

($ millions, except per Unit amounts)	2005	2004
Funds from operations	$1,004.8	$575.8
Add (Deduct):		
Capital expenditures	(799.6)	(942.1)
Non-acquisition financing, net [1]	101.5	549.6
Change in non-cash working capital	(118.7)	1.6
Reclamation trust funding	(4.1)	(4.5)
Unitholder distributions	$183.9	$180.4
Unitholder distributions per Unit	$2.00	$2.00

[1] Represents financing to fund Canadian Oil Sands' share of Syncrude's Stage 3 expansion and is a discretionary item.

15) Derivative financial instruments

The fair values of financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The fair values of the Senior Notes and medium term notes are as follows:

	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
3.95% medium term notes due January 15, 2007	$175.0	$174.5	$175.0	$176.2
Floating rate medium term notes due January 15, 2007	20.0	20.1	20.0	20.0
7.625% Senior Notes due May 15, 2007	81.5	83.8	84.2	91.2
5.75% medium term notes due April 9, 2008	150.0	154.7	150.0	157.8
5.55% medium term notes due June 29, 2009	200.0	207.7	200.0	209.1
4.8% Senior Notes due August 10, 2009	291.5	291.3	300.9	305.7
5.8% Senior Notes due August 15, 2013	349.8	353.7	361.1	372.9
7.9% Senior Notes due September 1, 2021	291.5	344.9	300.9	370.7
8.2% Senior Notes due April 1, 2027	86.2	107.2	89.0	106.4
	$1,645.5	$1,737.9	$1,681.1	$1,810.0

Canadian Oil Sands has entered into currency exchange contracts, interest rate swap agreements, and forward contracts for crude oil to minimize the impact of fluctuations in currency exchange rates, interest rates, and crude oil prices. Unrecognized gains (losses) on these risk management activities and the fair values of the derivative financial instruments as at December 31 were as follows:

	2005		2004	
	Unrecognized Gains (Losses)	Estimated Fair Value	Unrecognized Gains (Losses)	Estimated Fair Value
Currency exchange contracts (a)	$26.2	$25.5	$53.5	$51.8
7.625% Interest rate swap contracts (b)(i)	N/A[1]	2.0	N/A[1]	3.4
3.95% Interest rate swap contracts (b)(ii)	(1.2)	(1.1)	1.5	1.5
Total gains (losses)	$25.0	$26.4	$55.0	$56.7

[1] Effective January 1, 2004, pursuant to AcG-13, the 7.625 per cent interest rate swap does not qualify for hedge accounting, and therefore, the fair value of the swap is recognized on the Consolidated Balance Sheet.

a) *Currency exchange contracts*

As at December 31, 2005, Canadian Oil Sands had entered into foreign exchange contracts to sell approximately US$80 million at rates averaging from US$0.669 to US$0.692 over the years 2006 to 2007. As at December 31, 2005, the unrecognized gain on forward foreign currency exchange contracts was $26.2 million (2004 – $53.5 million). In 1996, Canadian Oil Sands entered into currency exchange contracts, fixing the exchange rate on US$1.5 billion at approximately US$0.694 per Canadian dollar with quarterly cash settlements until June 2016. During 1999, Canadian Oil Sands exchanged gains on closing certain forward currency contracts for adjustments to the terms of existing currency contracts. These transactions eliminated currency exchange commitments beyond June 30, 2006, and swapped the underlying value for currency exchange contracts, which reduced the exchange rate to US$0.658 from US$0.694 on the remaining US$466 million of currency commitments.

In 2005, Canadian Oil Sands settled US$100 million of currency exchange contracts at a net gain of $29.4 million, and in 2004 it settled US$92 million in currency exchange contracts at a net gain of $18.7 million. Gains of $23.1 million and $13.0 million in 2005 and 2004, respectively, have been recognized in the income statement as an adjustment to revenues. The remaining portion of these realized gains of $6.3 million and $5.7 million for 2005 and 2004, respectively, relate to the unwound positions and has been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $33.9 million (2004 – $27.6 million) to 2006 and beyond for accounting purposes. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains" and is more fully described in Note 9.

The following are the currency hedge positions as of December 31, 2005:

	2006	2007
U.S. dollars hedged ($ millions)	$60.0	$20.0
Average U.S. dollar exchange rate	$0.669	$0.692

b) *Interest rate swap contracts*

i) 7.625 per cent senior notes

Canadian Oil Sands has entered into interest rate swap agreements which effectively convert the fixed rate U.S. dollar payments on the 7.625 per cent Senior Notes to a 5.95 per cent fixed rate U.S. dollar payment for the remaining term of the notes. The effective Canadian dollar interest rates were 6.2 per cent and 5.6 per cent in 2005 and 2004, respectively. Settlements on these contracts have been recorded as other income, rather than as a reduction of interest expense, as these swaps do not qualify as a hedge for accounting purposes.

ii) 3.95 per cent medium term notes

Canadian Oil Sands has entered into interest rate swap agreements which effectively convert the fixed rate Canadian dollar payments on the 3.95 per cent medium term notes to a floating rate Canadian dollar payment for the remaining term of the notes. The effective interest rates were 2.8 per cent and 2.9 per cent in 2005 and 2004, respectively. These swap contracts qualify as hedges for accounting purposes, and as such, the settlements have been recorded as a reduction to interest expense in the financial statements.

c) *Crude oil hedging contracts*

In 2004, Canadian Oil Sands' revenues were reduced by $274.3 million from crude oil price hedging losses. For the year ending December 31, 2005, there were no crude oil swap positions in place.

d) *Credit risk*

Crude oil sales revenue credit risk is managed by limiting the exposure to customers with a credit rating below investment grade to a maximum of 25 per cent of Canadian Oil Sands' consolidated accounts receivable. The maximum exposure to any one customer is also limited based on the credit rating of that customer. Risk is further mitigated as sales revenue receivables are due and settled in the month following the sale. The use of financial instruments involves a degree of credit risk which Canadian Oil Sands manages through its credit policies and by selecting counterparties of high credit quality.

16) Crown royalties

Under Alberta's generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one per cent of gross revenue after transportation costs or 25 per cent of revenue before hedging, less applicable transportation, operating, non-production and capital costs. In each of 2004 and 2005, the Crown royalty was calculated at one per cent of gross revenue. Canadian Oil Sands expects to begin paying Crown royalties at the full 25 per cent in early 2006 based on its pricing and production forecast at January 25, 2006. As at December 31, 2005, carry forward deductions for royalty purposes were approximately $656 million, $233 million net to Canadian Oil Sands.

17) Commitments and contingencies

a) *Marketing agreement*

Under the terms of the Marketing Services Agreement between COSL and EnCana Corporation, EnCana markets all of the production attributable to Canadian Oil Sands' Working Interest for a fee of $0.05 per barrel, with a minimum monthly fee of $33,333. The marketing fees are included in Canadian Oil Sands' transportation and marketing expense on the Consolidated Statement of Income and Unitholders' Equity. When this agreement expires on June 30, 2006, it will not be renewed and the Trust will utilize an internal marketing department to market its share of Syncrude production.

b) *Natural gas purchase commitments*

Syncrude has entered into multi-year purchase commitments for natural gas deliveries at floating market–related prices. Canadian Oil Sands' 35.49 per cent share of this commitment is for 60.8 million GJ.

c) *Expenditure commitments*

The total estimated project cost of Syncrude's Stage 3 expansion as at February 22, 2006 is $8.4 billion, or approximately $3.0 billion net to Canadian Oil Sands, with an in-service date estimated for mid-2006. Based on expenditures incurred on the Stage 3 project to December 31, 2005, Canadian Oil Sands' 35.49 per cent share of the remaining expenditures is approximately $122 million. Canadian Oil Sands is also committed to remaining costs of approximately $274 million related to its 35.49 per cent share of Syncrude's emissions reduction program as well as $34.4 million related to miscellaneous other capital commitments.

Syncrude has various vendor commitments owing in 2006 for non-capital items of which the more significant purchases total $19.1 million, or $6.8 million net to Canadian Oil Sands.

d) *Desulphurization unit*

Syncrude has entered into an agreement with Marsulex Inc. to utilize flue gas from Coker 8-3 of Stage 3 to manufacture fertilizer. Under the agreement, which began in 2005 and has a minimum term of 15 years, Syncrude is committed to provide the waste stream from the Flue Gas Desulphurization Unit and pay an annual disposal fee. Syncrude receives a portion of the proceeds from the fertilizer sales as a cost recovery. Canadian Oil Sands' share of this commitment, before any recovery, is approximately $3 million per year.

e) *Tax disputes*

For the period prior to 2000, the tax filings for Canadian Oil Sands Limited's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been assessed and closed. AOSII's 2000 Tax Return was recently assessed by the Canada Revenue Agency ("CRA") and a Notice of Objection will be filed pertaining to the Syncrude Remission Order and other items. It is anticipated that the CRA will reassess COSII on a similar basis and a Notice of Objection will be filed. The Syncrude Remission Order also affects tax filings pertaining to Years 2001 and 2002. While the resolution of this dispute regarding the Syncrude Remission Order impacts the amount of tax pools available to be carried forward, which are outlined in Note 10 to the consolidated financial statements, it is not expected to result in additional cash taxes being paid. Timing of resolution of this issue and the impact on tax pool balances was not determinable at December 31, 2005.

f) *Pipeline commitments*

Canadian Oil Sands has a long-term agreement with Athabasca Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The cost of service in 2005, based on Canadian Oil Sands' 35.49 per cent working interest, was $19.2 million (2004 – $18.8 million). The projected cost of service for 2006 is $21.9 million, based on Canadian Oil Sands' 35.49 per cent Working Interest at December 31, 2005, and is expected to remain around $20 million through 2035.

Syncrude has a long-term agreement with TransCanada Pipe Lines Ventures L.P. to transport gas volumes to Syncrude, which expires in 2023. The agreement provides for a minimum delivery obligation of which Canadian Oil Sands' share is $0.7 million per year.

g) *General*

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude Project for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities which could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada as well as Canadian Oil Sands and the other Syncrude Joint Venture owners also have claims pending against various parties, the outcomes of which are not yet determinable.

18) Guarantees

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $42 million. Canadian Oil Sands accrues an asset retirement obligation on its Consolidated Balance Sheet for its share of Syncrude's reclamation costs, which was $147.7 million at December 31, 2005 (2004 – $44.1 million).

19) Supplementary information

a) *Change in non-cash working capital*

	2005	2004
Operating activities		
Accounts receivable	$(51.1)	$(29.5)
Inventories	(30.0)	0.3
Prepaid expenses	0.5	1.7
Accounts payable and accrued liabilities	7.6	45.4
Less: A/P change reclassed to investing	17.2	
	$(55.8)	$17.9
Financing activities		
Unit distribution payable	$45.7	$2.1
Investing activities		
Accounts payable and accrued liabilities	$(17.2)	$(18.4)

STATISTICAL SUMMARY

($ millions, except as indicated)	2005	2004	2003	2002	2001
Revenues, after transportation and marketing expense	1,967	1,352	932	715	663
Operating costs	731	601	515	309	327
Non-production costs	85	48	38	19	18
Crown royalties	20	18	12	7	53
Administration	12	9	9	7	8
Insurance	8	9	7	6	4
Interest, net	104	95	68	39	20
Depreciation, depletion and accretion	198	172	93	54	59
Foreign exchange loss (gain)	(29)	(80)	(135)	(3)	24
Income and Large Corporations Tax	8	(2)	17	6	2
Future income tax recovery	–	(27)	(2)	–	–
Net income	831	509	310	271	148
Per Unit ($)	9.04	5.72	3.89	4.74	2.61
Funds from operations	1,005	576	273	326	227
Per Unit ($)	10.93	6.47	3.43	5.71	4.00
Unitholder distributions	184	180	170	115	156
Per Unit ($)	2.00	2.00	2.00	2.00	2.75
Capital expenditures	800	942	786	403	180
Reserves (billions of SSB bbls, net to COS)					
Proven reserves	1.0	1.0	1.1	0.7	0.7
Proven and probable reserves	1.8	1.8	1.8	N/A	N/A
Resource (includes proven and probable reserves; billions of SSB bbls, net to COS)	3	3	3	2	2
Average daily sales (bbls)	75,994	84,575	66,793	49,806	48,508
Operating netback ($/bbl)					
Average realized sales price	70.91	43.68	38.23	39.35	37.46
Operating costs	26.34	19.40	21.12	16.99	18.48
Crown royalties	0.71	0.58	0.49	0.41	2.97
Netback price	43.86	23.70	16.62	21.95	16.01
Financial ratios					
Net debt to cash flow (times)	1.6	2.9	5.2	1.2	1.2
Net debt to total capitalization (%)	32.8	39.0	40.3	29.0	25.8
Return on average productive capital employed (%)	37.1	21.5	15.2	34.1	20.4
Return on average capital employed (%)	19.4	12.7	9.9	26.1	19.3
Return on average Unitholders' equity (%)	27.6	21.4	20.2	31.3	18.4
Number of Units outstanding (in millions)	92.5	91.4	87.2	57.7	56.8
$/Unit prices*					
High	143.00	68.19	45.70	44.85	41.95
Low	62.10	40.25	32.26	33.28	29.25
Close	126.00	67.61	45.69	38.05	38.50
Trading volume (thousands of Units)*	71,371	77,832	45,417	33,296	20,360

*Data prior to the July 5, 2001, merger date represents Athabasca Oil Sands Trust, the surviving entity.

UNITHOLDER INFORMATION

Officers

C. E. (Chuck) Shultz
Chairman of the Board

Marcel R. Coutu
President and Chief Executive Officer

Allen R. Hagerman, FCA
Chief Financial Officer

Trevor R. Roberts
Chief Operations Officer

Trudy M. Curran
General Counsel and Corporate Secretary

Ryan M. Kubik
Treasurer/Acting Controller

Laureen C. DuBois
Controller (on maternity leave)

Board of Directors

C. E. (Chuck) Shultz [2]
(Chairman of the Board)
Chairman and Chief Executive Officer
Dauntless Energy Inc.
Calgary, Alberta

Marcel R. Coutu
President and Chief Executive Officer
Canadian Oil Sands Limited

E. Susan Evans, Q.C. [1, 2]
Calgary, Alberta

The Right Honourable Donald F. Mazankowski [1]
Edmonton, Alberta

Wayne M. Newhouse [2]
Calgary, Alberta

Walter B. O'Donoghue, Q.C. [1]
Counsel, Bennett Jones LLP
Calgary, Alberta

Wesley R. Twiss [2]
Calgary, Alberta

John B. Zaozirny, Q.C. [1]
Counsel, McCarthy Tétrault LLP
Calgary, Alberta

[1] Member of the Corporate Governance and Compensation Committee

[2] Member of the Audit Committee

Units Listed

Toronto Stock Exchange: COS.UN

Registrar and Transfer Agent

Computershare Trust Company of Canada, with offices in Vancouver, Calgary, Toronto, Montreal and Halifax, is the registrar and Transfer Agent for Canadian Oil Sands Trust. Computershare is also Trustee of the Trust.

Computershare Trust Company of Canada
710, 530 - 8th Avenue SW
Calgary, Alberta, T2P 3S8
Attention: Corporate Trust Department
Telephone: 1 (800) 564-6253
Fax: (403) 267-6598
E-mail: service@computershare.com

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

Independent Qualified Reserve Evaluators

GLJ Petroleum Consultants
Calgary, Alberta

Canadian Oil Sands Limited

2500 First Canadian Centre
350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 218-6200
Fax: (403) 218-6201

Investor and Media Relations Contact

Siren Fisekci
Telephone: (403) 218-6220
Fax: (403) 218-6201
E-mail: investor_relations@cos-trust.com

Website: www.cos-trust.com

Canadian Oil Sands' website contains a variety of investor information including:

- Current Unit Price
- Annual and Interim Reports
- New Releases
- Investor Presentations
- Distribution Information
- Syncrude Project Information
- Tax Information

DRIP

For more information on, or to enroll in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) please contact investor relations at (403) 218-6220 or Computershare Trust Company of Canada at 1 (800) 564-6253.

GLOSSARY

Bitumen The molasses-like substance that comprises up to 18 per cent of oil sands. Bitumen, in its raw state, is black, asphalt-like oil. It requires upgrading or blending to make it transportable by pipeline and usable by conventional refineries.

Carbon dioxide (CO_2) A non-toxic gas produced from decaying materials, respiration of plant and animal life, and combustion of organic matter, including fossil fuels; carbon dioxide is the most common greenhouse gas produced by human activities.

Cokers Vessels in which bitumen is cracked into its fractions and from which coke is withdrawn in the process of converting bitumen to upgraded crude oil.

Conventional oil Petroleum found in liquid form, flowing naturally, or capable of being pumped without further processing or dilution.

Debottleneck Debottlenecking systematically removes plant capacity limitations through modifications of existing facilities and/or addition of capital facilities. Debottlenecking commonly provides a 10-20 per cent capacity improvement versus a major capital intensive expansion.

Diesel cetane count A quality specification important in the production of diesel fuels.

Dragline A large machine that digs oil sand from the mine pit and piles it into windrows.

Extraction The process of separating bitumen from oil sand.

Feedstocks Raw material supplied to refinery, oil sands upgrader, or petrochemical plant

Fluid coking A major part of the upgrading process whereby high temperatures in a coker break down the complex bitumen molecules, rejects carbon and causes bitumen molecules to reformulate into lighter fractions that become the main ingredients in upgraded crude oil

Flue gas scrubber / desulphurizer Equipment that removes sulphur dioxide and other emissions.

Fluid coking A major part of the upgrading process whereby high temperatures in a coker remove carbon and cause bitumen molecules to reformulate into lighter products that become the main ingredients in upgraded crude oil.

Greenhouse gases Any of various gases that contribute to the greenhouse effect.

Gross overriding royalty (GORR) Six percent gross overriding royalty on revenues from the working interest in respect of certain leases included in the Syncrude project.

Netback Average realized selling price, after hedging, less operating costs and Crown royalties.

Oil sand(s) A composition of sand, bitumen, mineral rich clays and water.

Alberta oil sand(s) deposits The four deposits, Athabasca, Peace River, Cold Lake and Wabasca, have total resource in place estimated at 1.7 trillion to 2.5 trillion barrels. The Athabasca Oil Sands deposit, Alberta's largest and most accessible source of bitumen, contains more than one trillion barrels of bitumen over an area encompassing more than 30,000 square kilometres.

Oil sand(s) lease A long-term agreement with the provincial government which permits the leaseholder to extract bitumen, other metals and minerals contained in the oil sands in the specified lease area.

Ore grade The percentage of bitumen by weight in the oil sands.

Overburden A mining term related to the thickness of material above oil sands deposits.

Strip ratio The ratio of waste (overburden material that covers mineable ore) to ore; used to define the quality of an oil sands ore body.

Sulphur dioxide (SO_2) A compound of sulphur and oxygen produced by burning sulphur.

Synbit Typically, a synbit blend is a ~50/50 mix of bitumen and synthetic crude oil.

Syncrude 21 A multi-staged expansion plan Syncrude embarked in 1996, which is anticipated to more than double production of a higher-quality oil at lower operating costs.

Syncrude Sweet Blend (SSB) A 100 per cent upgraded, high-quality product with 31° to 33° API, low sulphur (0.1 per cent to 0.2 per cent), low residuals and excellent low-temperature pour qualities.

Syncrude Sweet Premium (SSP) A new product that is expected to be introduced with the startup of Syncrude's Stage 3 project; the quality of the distillate cuts will improve with lower sulphur and nitrogen levels as well as higher diesel cetane numbers and kerosene smoke points.

Synthetic crude oil A high-quality product resulting from the mining, extraction and upgrading of thick, tar-like bitumen.

Tailings A combination of water, sand, silt and fine clay particles that is a by-product of removing bitumen from oil sand.

Total volume to bitumen in place (TV/BIP) The total amount of ore plus overburden volume to total bitumen in place.

Turnaround A regular event essential for good maintenance of the mining, producing and upgrading facilities. A turnaround may reduce production but does not usually halt it entirely as the various operating units are duplicated.

Upgrading The conversion of heavy bitumen into a lighter crude oil by increasing the ratio of hydrogen to carbon, either by removing carbon (coking) or adding hydrogen (hydroprocessing).

RATIOS

Net debt to cash flow Net debt divided by funds from operations.

Net debt to total capitalization Net debt divided by net debt plus Unitholders' equity.

Return on average Unitholders' equity Net income divided by average Unitholders' equity.

Return on average capital employed Net income before net interest expense, future income tax, and foreign exchange gains/losses divided by average capital employed.

Return on average productive capital employed Net income before net interest expense, future income tax, and foreign exchange gains/losses divided by average productive capital employed, which excludes major projects not yet in use.

ABBREVIATIONS

American Petroleum Institute specific gravity: API
barrel(s): bbl, bbls
barrel(s)/day: bbl/d, bbls/d
carbon dioxide: CO_2
gigajoule: GJ
sulphur dioxide: SO_2
Syncrude Sweet Blend: SSB
Syncrude Sweet Premium: SSP
West Texas Intermediate: WTI

NOTICE OF MEETING

Canadian Oil Sands' 2006 Annual General and Special Meeting will be held in the Chambers Room, First Canadian Centre, 350 – 7 Avenue SW, Calgary, Alberta, Canada on Tuesday, April 25, 2006 at 2:30 pm (MDT). All Unitholders are invited to attend, and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

Designed and produced by Result Inc.
Printed in Canada by Apache Superior Printing



Bitumen is thermally cracked into hydrocarbon gases, naphtha and gas oils. The naphtha and gas oil are treated and blended into a high-quality, light sweet crude oil called Syncrude Sweet Blend™.



CANADIAN OIL SANDS TRUST IS A TEAM OF 14 PEOPLE – RELATIVELY SMALL FOR AN ENTITY THAT IS THE LARGEST ENERGY TRUST IN CANADA WITH A MARKET CAPITALIZATION OF CLOSE TO $12 BILLION AS AT DECEMBER 31, 2005 AND THE LARGEST SINGLE INVESTMENT IN THE SYNCRUDE PROJECT. CANADIAN OIL SANDS MANAGES THIS INVESTMENT ON BEHALF OF SEVERAL THOUSAND UNITHOLDERS WITH A TEAM THAT CONSISTS OF:

ALLEN HAGERMAN, ASWIN PATEL, CATHY JONES, DAVID SIRRS, KATRINA RUPERT, LAUREEN DUBOIS, MARCEL COUTU, MARIE FENEZ, MARLENE ASHTON-TEIGLAND, RYAN KUBIK, SCOTT ARNOLD, SIREN FISEKCI, TREVOR ROBERTS, TRUDY CURRAN

CANADIAN OIL SANDS LIMITED
2500, 350 – 7TH AVENUE SW
CALGARY ALBERTA T2P 3N9
TELEPHONE: (403) 218-6200
WWW.COS-TRUST.COM
TSX: COS.UN

Canadian Oil Sands